18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488




ANGLO
IRISH
BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

07023251

SUPPL

25th April 2007

NM/FB

Re: Anglo Irish Bank Corporation Plc File No. 82-3791
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.


PROCESSED
MAY 0 9 2007
THOMSON
FINANCIAL

Yours faithfully,
ANGLO IRISH BANK



Natasha Mercer
Company Secretary

Encls



COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
19 January 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 3,886 new ordinary shares
19 January 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 90,000 new ordinary shares
19 January 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 75,000 new ordinary shares
13 March 2007	Statutory Form B10 – Appointment of Natasha Mercer as Company Secretary to Bank – 2 February 2007
14 February 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 155,374 new ordinary shares
14 February 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 117,426 new ordinary shares
15 February 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 525,568 new ordinary shares
28 February 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 15,000 new ordinary shares
28 February 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 6,422 new ordinary shares
28 February 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 50,000 new ordinary shares
13 March 2007	Account Details
14 March 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 25,000 new ordinary shares

14 March 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 1,070 new ordinary shares
14 March 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 6,234 new ordinary shares
3 April 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 4,774 new ordinary shares
3 April 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 5,138 new ordinary shares
4 April 2007	Form B18 – Registration of a Prospectus

STOCK EXCHANGE

DATE	**ANNOUNCEMENT**
15 December 2006	Cancellation of Listing
21 December 2006	Final Dividend 2006
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities

21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
21 December 2006	Dealing by Director and Person discharging Managerial responsibilities
4 January 2007	Announcement of Director retirement
15 January 2007	Dealing by Director and Person discharging Managerial responsibilities
15 January 2007	Dealing by Director and Person discharging Managerial responsibilities
15 January 2007	Dealing by Director and Person discharging Managerial responsibilities
15 January 2007	Dealing by Director and Person discharging Managerial responsibilities
16 January 2007	Notification of Major Interests in Shares
22 January 2007	Dealing by Director and Person discharging Managerial responsibilities
22 January 2007	Dealing by Director and Person discharging Managerial responsibilities
22 January 2007	Dealing by Director and Person discharging Managerial responsibilities
1 February 2007	Issue of Equity
1 February 2007	Result of Issue of Equity
2 February 2007	Announcement of a new Director appointment
2 February 2007	Notification of AGM
8 February 2007	Annual Information Update
9 February 2007	Announcement of a new Director appointment
9 February 2007	Brochure of Particulars
9 February 2007	Document availability – Final Dividend 2006
12 February 2007	Dealing by Director and Person discharging Managerial responsibilities

12 February 2007	Dealing by Director and Person discharging Managerial responsibilities
12 February 2007	Dealing by Director and Person discharging Managerial responsibilities
12 February 2007	Dealing by Director and Person discharging Managerial responsibilities
14 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities
15 February 2007	Dealing by Director and Person discharging Managerial responsibilities

5 March 2007	Result of AGM
5 March 2007	Annual Report & Accounts
8 March 2007	Trading Statement
16 March 2007	Annual Report
22 March 2007	Announcement of a new Director appointment
30 March 2007	Announcement of a new Director appointment
20 April 2007	Notice of Results

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 5th March 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Terence Byrne, 63 Addison Drive, Glasnevin, Dublin 11	Ordinary 0.16	1,070

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,070	Ordinary	€0.16	€4.51	€4,825.70

Denomination

Conversion Rate, if any

Total value of consideration: €4,825.70

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature  Date 5th March 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty



16 MAR 2007 5 0 /

S089

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 5th March 2007

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Terence Byrne, 63 Addison Drive, Glasnevin, Dublin 11	Ordinary 0.16	1,070

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C — Non-Cash ☐ Complete Section D — Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,070	Ordinary	€0.16	€4.51	€4,825.70

Denomination ________

Conversion Rate, if any ________

Total value of consideration: €4,825.70

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature



Date 5th March 2007

Name *Block letters please* **Natasha Mercer**

RECEIVED

2007 MAY -4 A 10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

16 MAR 2007 5 C / 5086

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 19th February 2007

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

C.R.O.
15 MAR 2007

Full name and address	Share Class	Number of shares allotted
Mr Keith Darcy, Talbots Bridge, Knocknagoshel, Tralee, Co Kerry	Ordinary 0.16	2,696
Ms Fionnaula Ashe, 25 Mapas Road, Dalkey, Co Dublin	Ordinary 0.16	842
Mr Robert Becker, 94 Woodford, Brewery Rd, Stillorgan, Co Dublin	Ordinary 0.16	2,696

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
6,234	Ordinary	€0.16	€4.51	€28,115.34

Denomination Conversion Rate, If any ________ ________

Total value of consideration: €28,115.34

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ________ ________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 19th February 2007

Name *Block letters please* Natasha Mercer

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

04 APR 2007 5 0 9 5059

REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2


C.R.O.
- 3 APR 2007
8

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 30th March 2007

or made from

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Patrick Peake 86 Grange Park Road, Raheny, Dublin 5	Ordinary 0.16	1,010
Ms Aideen Moran 3 Woodstown Drive, Knocklyon, Dublin 16	Ordinary 0.16	2,696
Ms Ann Dobbyn Apt 12 House 4, Linden Court, Grove Avenue, Blackrock, Co Dublin	Ordinary 0.16	564
Mr Enda Ryan 41 Harolds Cross, Harolds Cross, Dublin 6W	Ordinary 0.16	504

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C — Non-Cash ☐ Complete Section D — Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,774	Ordinary	€0.16	€4.51	€21,530.74

Denomination Conversion Rate, if any ________

Total value of consideration: €21,530.74

Enter this amount in page 3 section E1

Note Three Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ________

Total value of consideration *note four* ________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature 

Date 30th March 2007

Name *Block letters please* **Natasha Mercer**

RECEIVED

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

04 APR 2007 5 09 5038

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2



C.R.O.
-3 APR 2007
8

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 21st March 2007

or made from .... to ....

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Jennifer Redmond 30 Bunbury Gate Avenue, Swords, Co Dublin	Ordinary 0.16	1,348
Ms Zita Mei-Ling NG 42 Claremont Crescent, Glasnevin, Dublin 11	Ordinary 0.16	1,684
Ms Yvonne McCague 90 New Row Square, Dublin 8	Ordinary 0.16	2,106

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,138	Ordinary	€0.16	€4.51	€23,172.38

Denomination Conversion Rate, if any ______ ______

Total value of consideration: €23,172.38

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______ ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 21st March 2007

Name *Block letters please* **Natasha Mercer**

RECEIVED

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro


FEE PAID IN FULL RECEIPT No.
19 JAN 2007 4991 9521
COMPANIES REGISTRATION OFFICE

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 3rd January 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Nelumani Sumudu Wijeratne 3 Downshall Avenue, Ilford, IG3 8NB	Ordinary 0.16	1960
Karen Linda Vivash 18 Marklay Drive, Woodham Ferrers, Chelmsford, Essex, CM3 5NP	Ordinary 0.16	1926

Presenter's Name	Address
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference BD/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1960	Ordinary	€0.16	STG£2.2652	STG£4,439.79
1926	Ordinary	€0.16	STG£1.0508	STG£2,023.84

Denomination

Conversion Rate, if any

Total value of consideration: STG£6,463.63

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presentor it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 3rd January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners; Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro



FEE IN PAID FULL
RECEIPT No.
19 JAN 2007
COMPANIES REGISTRATION OFFICE

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 20th December 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Brendan Myers Richill, Lisnagary, Co. Limerick	Ordinary 0.16	30,000
Michael O'Sullivan 89 Avoca Park Blackrock Co. Dublin	Ordinary 0.16	60,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share *allotted* in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Cons*olidation* Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as *amended* ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
30,000	Ordinary	€0.16	€4.675	€140,250
60,000	Ordinary	€0.16	€3.35	€201,000

Denomination

Conversion Rate, If any

Total value of consideration: €341,250

Enter this amount in page 3 section E1

Note Three
Form 57(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration

note four

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 20th December 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number 22045

FEE PAID IN FULL RECEIPT No.
19 JAN 2007 4,99
COMPANIES REGISTRATION OFFICE

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 8th January 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
John Spillane 8 The Cloisters North Circular Road Limerick	Ordinary 0.16	75,000



C.R.O.
18 JAN 2007

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
75,000	Ordinary	€0.16	€2.045	€153,375

Denomination ___________

Conversion Rate, If any ___________

Total value of consideration: €153,375

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ___________

Conversion Rate, if any ___________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature B Daly

Date 8th January 2007

Name *Block letters please* Bernard Daly

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ



13 FEB 2007
4334

CRO receipt date stamp
Companies Acts 1963 to 2003

B10

Tick box if bond is attached ☐ *note six*

Company number: 2 2 0 4 5

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: Anglo Irish Bank Corporation Public Limited Company ~~Limited~~

Change(s) *note one*: That Natasha Caulfield Mercer be appointed as company secretary upon the resignation of Bernard Daly.

Date change(s) take(s) effect: Day 02 Month 02 Year 2007

New secretary/director *including shadow/alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(continued overleaf) note two*

Surname	Caulfield Mercer	Former surname	None
Forename *note three*	Natasha	Former forename *note four*	None
Date of birth *note five*	Day ☐☐ Month ☐☐ Year ☐☐☐☐	Irish resident *note six* ☐	Alternate director *note seven* ☐
Residential address *note three*	44 Belmont Avenue Donnybrook, Dublin 4		
Business occupation *note five*		Nationality *note five*	

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☒ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature [signature] Date 08 February 2007

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice
Address	30 Herbert Street Dublin 2
DX number	DX exchange
Telephone number	01 6442271
Fax number	01 6199010
E-mail	derval.keane@mop.ie
Reference number	cse/dk

Form effective date: 15 February 2005

New secretary/director
including shadow/alternate director

Surname
Forename *note three*

Former surname
Former forename *note four*

Date of birth *note five* — Day / Month / Year

Irish resident *note six* ☐ Alternate director *note seven* ☐

Residential address *note three*

Business occupation *note five*

Nationality *note five*

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Surname
Forename *note three*

Former surname
Former forename *note four*

Date of birth *note five* — Day / Month / Year

Irish resident *note six* ☐ Alternate director *note seven* ☐

Residential address *note three*

Business occupation *note five*

Nationality *note five*

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature

Name *in bold capitals or typescript* William Mc Aleer

☑ Director ☐ Secretary *note eleven*

Date 08.02.2007

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty



FEE IN
PAID FULL
RECEIPT No.
15 FEB 2007 5 0 3
7668

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act 1999

Companies Acts 1963 to 2005

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2



C.R.O.
14 FEB 2007

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 15th January 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See attached list	Ordinary 0.16	155,374

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St.Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
155,374	Ordinary	€0.16	See attached	See attached

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration: €733,064.93

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 15th January 2007

Name *Block letters please* Bernard Daly

No.	First Name	Surname	Add1	Add2	Add3	Add4	Add5	Add6	Number of Shares	Option Price	Total Cost of Option
1	IAIN	CORNES	EN CHOSSIN SUS PAQUIER	12 YENS	1169 SWITZERLAND	CHE			12,000	€4.675	€56,100.00
2	SUZIE	CREUSS CALLAGHAN	81 CANDAHAR ROAD	BATTERSEA	LONDON	SW11 2QA			9,270	€4.675	€43,337.25
	SHARON	CHEESEMAN	HILLSIDE	BALLARAGH	LONAN	IOM	IM4 7PW		3,866	€2.46	€9,510.36
	SHEILA	DEAN	THE ROWANS	DOUGLAS	IOM	IM2 7EU			1,144	€2.46	€2,814.24
	SUSAN	FRASER	12 MANOR ROAD	NO2 THE FALLS	TROMODE ROAD	BRADDAN	IOM	IM4 4PZ	8,139	€2.46	€20,021.94
	LINDA	GARNETT	BRIDGE MOORE	FARMHILL	DOUGLAS	IOM	IM2 2NN		8,139	€2.46	€20,021.94
	AMY	HEAP	15 MANOR DRIVE	GLENCRUTCHERY ROAD	DOUGLAS	IOM	IM2 6AJ		8,139	€2.46	€20,021.94
	ROSS	KING	51 DERBY ROAD	MANOR PARK	FARMHILL	DOUGLAS	IOM	IM2 2NY	2,034	€2.46	€5,003.64
	MAXINE	MAYHEW	4 CRONK-Y-BERRY DRIVE	DOUGLAS	IOM	IM2 3EW			8,139	€2.46	€20,021.94
	NICHOL	MITCHELL	61 FARMHILL MEADOWS	DOUGLAS	IOM				8,139	€2.46	€20,021.94
	JOHN	NEWMAN	SYCAMORE COTTAGE	DOUGLAS	IOM	IM2 2LW			3,815	€2.46	€9,384.90
	SUZANNE	RIDLEY	22 BALLAWYER PARK	JACKS LANE	PORT-E-VULLEN	MAUGHOLD	IOM	IM7 1AW	8,139	€2.46	€20,021.94
	MICHELLE	SHERRY	34 BALLATERSON FIELDS	PEEL	IOM				1,526	€2.46	€3,753.96
	ELIZABETH	CORRIN	8 POPLAR TERRACE	BALLAUGH	IOM	IM7 5AP			8,139	€2.46	€20,021.94
	LINDA	FISHER	29 BRIARFIELD AVENUE	DOUGLAS	IOM	IM2 4AR			3,679	€4.51	€16,592.29
	AMY	HEAP	15 MANOR DRIVE	BIRCHILL	ONCHAN	IOM	IM3 3JJ		4,360	€4.51	€19,663.60
	SUZANNE	RIDLEY	22 BALLAWYER PARK	MANOR PARK FARMHILL	DOUGLAS	IOM	IM2 2NY		3,270	€4.51	€14,747.70
	BELINDA	WATSON	7 STEVENSON WAY	PEEL	IOM				545	€4.51	€2,457.95
	SAMANTHA	WILLIS	24 ENNERDALE AVENUE	FARMHILL	DOUGLAS	IOM	IM2 2EL		4,360	€4.51	€19,663.60
	SHARON	CHEESEMAN	HILLSIDE	ONCHAN	ISLE OF MAN				2,044	€4.51	€9,218.44
	SHARON	CLEATOR	4 FARRANT STREET	BALLARAGH	LONAN	IOM	IM4 7PW		504	€7.14	€3,598.56
	VORREY	COLLISTER	11 ALBANY STREET	DOUGLAS	IOM	IM2 3HQ			488	€7.14	€3,484.32
	ALISON	CURPHEY	34 GOVERNORS HILL	DOUGLAS	ISLE OF MAN	IM2 3LE			385	€7.14	€2,748.90
	MIKE	DEAN	22 MILLENIUM COURT	DOUGLAS	IOM	IM2 7EU			771	€7.14	€5,504.94
	CHRISTINE	FARGHER	10 ORCHARD CLOSE	QUEENS PROMINADE	DOUGLAS	IM2 4NN			385	€7.14	€2,748.90
	JOANNE	GLASSEY	5 CORNECROFT	ANDREAS	ISLE OF MAN	IM7 4HP			1,646	€7.14	€11,752.44
	SARAH	INGRASSIA	LARKRISE	ABBEYFIELDS	DOUGLAS	IOM	IM2 7DZ		900	€7.14	€6,426.00
	ANTHONY	OMAHONY	16 TROMODE HEIGHTS	HIGHFIELD DRIVE	BALDINE	ISLE OF MAN			180	€7.14	€1,285.20
	SUZANNE	RIDLEY	22 BALLAWYER PARK	TROMODE PARK	DOUGLAS	ISLE OF MAN	IM2 5LU		2,722	€7.14	€19,435.08
	ALI	SHIMMIN	6 BALLABROOKE WAY	PEEL	IOM				425	€7.14	€3,034.50
	BARRY	SMITH	BRIARVALE	DOUGLAS	ISLE OF MAN				1,225	€7.14	€8,746.50
	KERRY	TASKER	13 LINDEN GROVE	6 SHORE ROAD	CASTLETOWN	IM9 1BF	IOM		1,361	€7.14	€9,717.54
	MARK	VEALE	16 CRONK-NY-GREINEY	DOUGLAS	IOM	IM3 6AD			617	€7.14	€4,405.38
	DUNCAN	WHITTLE	7 HATFIELD GROVE	TROMODE PARK	DOUGLAS	IOM			565	€7.14	€4,034.10
	SAMANTHA	WILLIS	24 ENNERDALE AVENUE	DOUGLAS	ISLE OF MAN	IM3 3HG			1,028	€7.14	€7,339.92
	TOM	WOLLIN	115 BALLAQUARK	ONCHAN	ISLE OF MAN				874	€7.14	€6,240.36
	CLARE	ALLEN	20 ALDERLEY CLOSE	BRADDAN	ISLE OF MAN				1,646	€7.14	€11,752.44
	JANINE	BOYD	FLAT 2 1 OSBOURNE GROVE	DOUGLAS	IOM	IM2 1NT			514	€7.14	€3,669.96
	ROBERT	CATTLE	124 BALLABROOKE DRIVE	DOUGLAS	IOM	IM1 3LP			404	€8.90	€3,595.60
	SHARON	CLEATOR	4 FARRANT STREET	DOUGLAS	IOM	IM1 4LU			525	€8.90	€4,672.50
	ELIZABETH	CORRIN	8 POPLAR TERRACE	DOUGLAS	IOM	IM2 3HQ			303	€8.90	€2,696.70
	CHARLES	CRANE	THE AWIN	DOUGLAS	IOM	IM2 4AR			202	€8.90	€1,797.80
	ALISON	CURPHEY	34 GOVERNORS HILL	CRONKBOURNE VILLAGE	BRADDAN	IM4 4QH			1,294	€8.90	€11,516.60
	AIDAN	DAVIN	5 OLAFS CLOSE	DOUGLAS	IOM	IM2 7EU			303	€8.90	€2,696.70
	MIKE	DEAN	22 MILLENIUM COURT	GOVERNORS HILL	DOUGLAS	IOM			2,157	€8.90	€19,197.30
	FRANK	DUFFY	APARTMENT 2	QUEENS PROMINADE	DOUGLAS	IM2 4NN			808	€8.90	€7,191.20
	ANDY	DUGGAN	21 ORCHARD CLOSE	11/12 PEEL ROAD	DOUGLAS	ISLE OF MAN	IM1 4LR		141	€8.90	€1,254.90
	SHARON	DUNN	12 SEAFIELD CRESCENT	ABBEYFIELDS	DOUGLAS	IOM			303	€8.90	€2,696.70
	CHERYL	DYER	JANDAKOT	BIRCHILL	ONCHAN	IOM			242	€8.90	€2,153.80
	ROBERT	HADDOW	17 RIVERWALK	PORT SODERICK	IM4 1BB	IOM			303	€8.90	€2,696.70
	DANNY	HALL	13 ARCHALLAGAN TERRACE	BRADDAN HILLS	BRADDAN	IM4 4TJ	IOM		2,157	€8.90	€19,197.30
	MICHELLE	HARVEY	13 GOVERNORS ROAD	HIGHER FOXDALE	IM4 3EZ	IOM			1,483	€8.90	€13,198.70
	SARAH	INGRASSIA	LARKRISE	ONCHAN	ISLE OF MAN	IM3 1AX			1,294	€8.90	€11,516.60
	NINA	JOHNSTON	17 EDREMONY	HIGHFIELD DRIVE	BALDINE	ISLE OF MAN			283	€8.90	€2,518.70
	JILL	MCSHANE	4 CRONK-Y-BERRY DRIVE	PORT ERIN	IM9 6EA	IOM			606	€8.90	€5,393.40
	MALCOLM	MLDDINGS	UNDERHILL	DOUGLAS	IOM				404	€8.90	€3,595.60
	FIONA	NOON	13 HAMAGAREY ROAD	LEZAYRE ROAD	LEZAYRE	IM7 2AJ			1,294	€8.90	€11,516.60
	JACKIE	OATES	18 BALLASTROOAN	GLEN VINE	IM4 4ED	IOM			404	€8.90	€3,595.60
	DILHANI MICHELLE	PARKINSON	C/O HUMAN RESOURCES	CULBY	IOM	IM9 4NR			1,294	€8.90	€11,516.60
	ANGIE	PARSONS	KELLA HOUSE	ANGLO IRISH BANK CORPORATION	ISLE OF MAN				930	€8.90	€8,277.00
	KAYLEIGH	RICHARDSON	141 WOODBOURNE ROAD	SULBY LEZAYRE	IOM				2,157	€8.90	€19,197.30
	SUZANNE	RIDLEY	22 BALLAWYER PARK	DOUGLAS	IM2 3AZ	IOM			889	€8.90	€7,912.10
	BARRY	SMITH	BRIARVALE	PEEL	IOM				471	€8.90	€4,191.90
	KERRY	TASKER	13 LINDEN GROVE	6 SHORE ROAD	CASTLETOWN	IM9 1BF	IOM		1,078	€8.90	€9,594.20
	MARK	VEALE	16 CRONK-NY-GREINEY	DOUGLAS	IOM	IM2 6AD			505	€8.90	€4,494.50
	CHRISTINE	VENABLES	THE VAYNRYS 21A HARCROFT AVENUE	TROMODE PARK	DOUGLAS	IOM			849	€8.90	€7,556.10
	KIERON	WALLS	ATHOL HOUSE	SADDLESTONE	DOUGLAS	IM2 1PY			586	€8.90	€5,215.40
	COLIN	WILLIAMSON	35 OAK ROAD	ATHOL PARK	PORT ERIN	IOM			1,294	€8.90	€11,516.60
	CLARE	ALLEN	20 ALDERLEY CLOSE	PEEL	IOM	IM5 1WB			618	€8.90	€5,500.20
	COLIN	MACKENZIE	8 ASHBOURNE AVENUE	DOUGLAS	IOM	IM2 1NT			404	€8.90	€3,595.60
	TINA	RAWLINSON	ASHCROFT	SADDLESTONE	DOUGLAS	IM2 1NW			2,157	€8.90	€19,197.30
				TYNWALD ROAD	PEEL	IOM	IM5 1JP		1,294	€8.90	€11,516.60
	JULIAN	CURTIN	7 HAWDEN ROAD	TONBRIDGE	KENT	TN9 1JN			416	GBP 2.27	€2,737.98
									135,374		€733,064.93

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty



FEE PAID IN FULL
RECEIPT No.
15 FEB 2007
503
7669
ON OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

Companies Acts 1963 to 2005

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 22nd January 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See attached list	Ordinary 0.16	525,568

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
525,568	Ordinary	€0.16	See attached	See attached

Denomination

Conversion Rate, if any

Total value of consideration: €1,918,905.05 and GBP 8,596.64

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 22nd January 2007

Name *Block letters please* Bernard Daly

Full Name	Address 1	Address 2	Address 3	Address 4	Address 5	Number of Shares	Option Price	Total Cost of Option
MR JOHN HAYDEN	24 FRANKFORT PARK	DUNDRUM	DUBLIN 14			75000	€2.045	€153,375.00
MR JIM BROOKS	100 WAINSPORT ROAD	TERENURE	DUBLIN 6			2696	€4.51	€12,158.96
MR RONAN CLARKE	53 ANNAMOE PARK	CABRA	DUBLIN 7			842	€4.51	€3,797.42
MS EIMEAR BERMINGHAM	30 NORTHLANDS	EASTHAM ROAD	BETTYSTOWN	CO MEATH		1684	€4.51	€7,594.84
MR JOHNNY O NEILL	AN CHOILLEOG	FIRMOUNT	CLANE	CO KILDARE		420	€4.51	€1,894.20
MS ANN MARIE CAROLAN	96 GALTYMORE ROAD	DRIMNAGH	DUBLIN 12			2696	€4.51	€12,158.96
MS LORNA COURTNEY	COMMONS LOWER	CELBRIDGE	CO KILDARE			1010	€4.51	€4,555.10
MR MICHAEL COLLING	39 OCURRY ROAD	THE TENTERS	DUBLIN 8			2696	€4.51	€12,158.96
MS MONICA KEARNEY	6 MAPLE VIEW	OLDTOWN DEMESNE	NAAS	CO KILDARE		2696	€4.51	€12,158.96
MR DAVID DRUMM	C/O MONICA KEARNEY	ANGLO IRISH BANK	STEPHEN COURT	18/21 ST STEPHEN'S GREEN	DUBLIN 2	2696	€4.51	€12,158.96
MR MALCOLM CARRIGY	9 KELSTON PARK	FOXROCK	DUBLIN 18			2696	€4.51	€12,158.96
MR ALAN HARRISON	22 BLACKBURN SQUARE	RATHFARNHAM GATE	RATHFARNHAM	DUBLIN 14		2696	€4.51	€12,158.96
MS CORA O SULLIVAN	31 WESTON PARK	BALLEA ROAD	CARRIGALINE	CO CORK		420	€4.51	€1,894.20
MR DANIEL KELLEHER	LONG COTTAGE	CASTLE TREASURE	DOUGLAS	CO CORK		2696	€4.51	€12,158.96
MS MARIE DOOLAN	18 CRAGAUN	FR RUSSELL ROAD	DOORADOYLE	CO LIMERICK		1060	€4.51	€4,780.60
MS MUIREANN FLANNERY	55 MERVAL DRIVE	CLAREVIEW	LIMERICK			2696	€4.51	€12,158.96
MS AVRIL NOLAN	DRUM EAST	RAHOON	GALWAY			1684	€4.51	€7,594.84
MS MICHELLE MCDERMOTT	DRUMILLER	KINGSCOURT	CO CAVAN			1314	€4.51	€5,926.14
MS AISLING HANLEY	3 DUNARD WALK	BLACKHORSE AVENUE	DUBLIN 7			2696	€4.51	€12,158.96
MS THERESA COTTER	14 RATHFARNHAM PARK	RATHFARNHAM	DUBLIN 14			842	€4.51	€3,797.42
MS LISA MARTIN	2 DELVILLE ROAD	GLASNEVIN	DUBLIN 11			420	€4.51	€1,894.20
MR CHRIS MCSWINEY	18 DALE DRIVE	STILLORGAN	CO DUBLIN			1010	€4.51	€4,555.10
MS KIM MCGRATH	3 YANKEE TERRACE	NEWTOWNPARK AVENUE	BLACKROCK	CO DUBLIN		2106	€4.51	€9,498.06
MR PAUL DOWLING	23 DALETREE VIEW	BALLYCULLEN	DUBLIN 24			842	€4.51	€3,797.42
MR DAVID CARROLL	2 LANDORE	ORWELL ROAD	RATHGAR	DUBLIN 14		2696	€4.51	€12,158.96
MS NIAMH O CONNOR	112 WOODFIELD	CAPPAGH RD	GALWAY			2696	€4.51	€12,158.96
MS RHONA BYRNE	COOGEE	12 CILL NA CAILLI	CLARINA VILLAGE	CO LIMERICK		1010	€4.51	€4,555.10
MR JOHN POWER	36 TRACTON AVE	MONTENOTTE	CO CORK			1684	€4.51	€7,594.84
MR DEAN KEATING	MONASEED	GOREY	WEXFORD			420	€4.51	€1,894.20
MR MICHAEL MCLOUGHLIN	19 RIVERWOOD DALE	CASTLEKNOCK	DUBLIN 15			1432	€4.51	€6,458.32
MS AISLING O REILLY	17 UPPER KEVIN STREET	DUBLIN 8				842	€4.51	€3,797.42
MR DERMOT WILSON	THE BIRCHES	47A VILLIERS ROAD	RATHGAR	DUBLIN 6		2106	€4.51	€9,498.06
MR PHILIP O DWYER	10 RACEHILL LODGE	ASHBOURNE	CO MEATH			2696	€4.51	€12,158.96
MS MARY LYDON	19 GRIFFEEN GLEN DENE	BROOKWOOD	LUCAN	CO DUBLIN		454	€4.51	€2,047.54
MS JOANNA KEENAN	16 CASTLEWOOD	DUBLIN ROAD	DROGHEDA	CO LOUTH		2106	€4.51	€9,498.06
MR DERMOT KIERAN	12 KINCORA ROAD	CLONTARF	DUBLIN 3			2696	€4.51	€12,158.96
MR GARY FLYNN	10 SEA ROAD	KILCOOLE	CO WICKLOW			2106	€4.51	€9,498.06
MR SHANE CROWLEY	42 GREENMOUNT PARK	GREEN ROAD	THE CURRAGH	CO KILDARE		1414	€4.51	€6,377.14
MS ROISIN FERRON	APARTMENT 40 SOUTHGATE	1-7 CORK STREET	DUBLIN 8			1070	€4.51	€4,825.70
MR PHILIP AHEARNE	29 THE OLD MILL	RATOATH	CO MEATH			336	€4.51	€1,515.36
MR PATRICK HINKSON	ACADIA	26 DEERPARK AVENUE	CASTLEKNOCK	DUBLIN 15		2696	€4.51	€12,158.96
MS KAREN KAVANAGH	20 HANSFIELD	CLONEE	DUBLIN 15			2696	€4.51	€12,158.96
MS MICHELLE O CONNOR	4 RUSHBROOK MANOR	COBH	CO CORK			530	€4.51	€2,390.30
MR GORDON O BRIEN	39 SPRINGFIELDS	DOORADOYLE ROAD	LIMERICK			1684	€4.51	€7,594.84
MS SHARON COFFEY	1 CAHIRDAVIN TERRACE	ENNIS RD	LIMERICK			2696	€4.51	€12,158.96
MS LORNA SUTTON	145 VIEWMOUNT PARK	DUNMORE ROAD	WATERFORD			1010	€4.51	€4,555.10
MR MICHAEL DARCY	20 GAINSBOROUGH CLOSE	MALAHIDE	CO DUBLIN			2696	€4.51	€12,158.96
MS NICOLA GODDARD	19 ST PATRICKS PARK	CLONDALKIN	DUBLIN 22			1262	€4.51	€5,691.62
MR JOE MCWILLIAMS	59 RATHASHER HEIGHT	NAAS	CO KILDARE			2148	€4.51	€9,687.48
MR SEAN BARNES	52 THE DOCK MILL	BARROW STREET	DUBLIN 4			1600	€4.51	€7,216.00
MR JUSTIN DOYLE	LONDUBH	38 ALBERT ROAD LOWER	SANDYCOVE	CO DUBLIN		2696	€4.51	€12,158.96
MS CAOIMHE DONNELLY	20 BIRCHFIELD HEIGHTS	GOATSTOWN	DUBLIN 14			1120	€4.51	€5,051.20
MS SANDRA MCELROY	35 BEECHFIELD MEADOWS	CLONEE	CO MEATH			842	€4.51	€3,797.42
MS ELAINE GILL	25 ALL HALLOWS GREEN	BERESFORD	GRIFFITH AVENUE	DRUMCONDRA	DUBLIN 9	2696	€4.51	€12,158.96
MR DAVID BECKER	94 WOODFORD	BREWERY ROAD	STILLORGAN	CO DUBLIN		2696	€4.51	€12,158.96
MS JOANNA DOOLIN	107A BALKILL PK	HOWTH	CO DUBLIN			420	€4.51	€1,894.20
MS ANNE WOODS	NO 4 MENEVAL WAY	FARMLEIGH	DUNMORE RD	WATERFORD		1626	€4.51	€7,333.26
MS PAULINE LENEHAN	5 BALLINTYRE DOWNS	BALLINTEER AVENUE	BALLINTEER	DUBLIN 16		842	€4.51	€3,797.42
MS SUZANNE COGHLAN	5 HOMELEIGH	PORTERSTOWN	DUBLIN 15			1852	€4.51	€8,352.52
MR TOMMY WALSH	68 SHANID ROAD	HAROLDS CROSS	DUBLIN			1070	€4.51	€4,825.70

MR PADRAIC MURRAY	21 GLENAGEARY PARK	GLENAGEARY	CO DUBLIN			2696	€4.51	€12,158.96
MS KAREN HANLON	4 CHURCHTOWN AVENUE	CHURCHTOWN	DUBLIN 14			1852	€4.51	€8,352.52
MR ENDA COLL	7 BERESFORD AVENUE	GRIFFITH AVENUE	DRUMCONDRA	DUBLIN 9		842	€4.51	€3,797.42
MS MARTINA WHELAN	108 BALLINTEER PARK	BALLINTEER	DUBLIN 16			1070	€4.51	€4,825.70
MR ALAN DILLON	147 WAINSFORT ROAD	TERENURE	DUBLIN 6W			1626	€4.51	€7,333.26
MR ROBERT SKELLY	11 CHERRYWOOD	LOUGHLINSTOWN	CO DUBLIN			2696	€4.51	€12,158.96
MS GRAINNE KIELY	176 BALLYROAN ROAD	RATHFARNHAM	DUBLIN 16			1094	€4.51	€4,933.94
MR MICHAEL O RIORDAN	146 THE OLD MILL	FAIRYHOUSE ROAD	RATOATH	CO MEATH		842	€4.51	€3,797.42
MR IAN O SULLIVAN	4 CHURCHLANDS	SANDYFORD VILLAGE	DUBLIN 18			1070	€4.51	€4,825.70
MR NIALL MURPHY	72 HOLMWOOD	CABINTEELY	DUBLIN 18	IRELAND		2696	€4.51	€12,158.96
MS AMANDA CULLEN	12 CORMORANT	ST ASTON VILLAGE	DROGHEDA	CO LOUTH		1348	€4.51	€6,079.48
MR RUADHAN MORRIS	205 ORWELL PARK HEIGHTS	TEMPLEOGUE	DUBLIN 6 WEST			842	€4.51	€3,797.42
MR CORMAC GALVIN	93 THE MALTHOUSE	MARROWAVNE LANE	DUBLIN 8			2696	€4.51	€12,158.96
MR BRIAN MCMANUS	4 OAK HOUSE	SERPENTINE AVENUE	BALLSBRIDGE	DUBLIN 4		546	€4.51	€2,462.46
MS ETHNA MASTERSON	35 BROADFIELD VIEW	KILCULLEN ROAD	NAAS	CO KILDARE		2696	€4.51	€12,158.96
MR ROBERT PERKINS	37 LEOPARDSTOWN DR	BLACKROCK	CO DUBLIN			2696	€4.51	€12,158.96
MS HILARY BOYLAN	14 BELGREE CRESCENT	TYRRELSTOWN	DUBLIN 15			420	€4.51	€1,894.20
MR JONATHAN COONEY	APARTMENT 10	BLOCK 7	GALLERY QUAY	GRAND CANAL DOCK	DUBLIN 2	2696	€4.51	€12,158.96
MS EILEEN REDMOND	13 BALLINTYRE MEADOWS	BALLINTEER	DUBLIN 16			420	€4.51	€1,894.20
MR RONNIE MCCARTHY	16 LEOPARDSTOWN AVENUE	BLACKROCK	CO DUBLIN			2696	€4.51	€12,158.96
MS EIMEAR CAFFREY	3 CORRIG HALL	KILCOOLE	CO WICKLOW			2696	€4.51	€12,158.96
MS CELESTE FREENEY	76 BRIGHTON SQUARE	RATHGAR	DUBLIN 6			1626	€4.51	€7,333.26
MR COLIN GOLDEN	75 TREES ROAD	MOUNT MERRION	CO DUBLIN			2696	€4.51	€12,158.96
MR RONAN WHITE	26 SION ROAD	GLENAGEARY	CO DUBLIN			1684	€4.51	€7,594.84
MS SUZANNE MULHALL	86 CARRIGMORE CRESCENT	CITYWEST	SAGGART	CO DUBLIN		1852	€4.51	€8,352.52
MR PAUL O GARA	48 THE MEADOWS	OLDTOWN MILL	CELBRIDGE	CO KILDARE		842	€4.51	€3,797.42
MS JEAN MCCARTHY	BRAMBLE COTTAGE	CHURCH BAY ROAD	CROSSHAVEN	CO CORK		588	€4.51	€2,651.88
MS CIARA O DWYER	163 GLENSIDE	ANNACOTTY	CO LIMERICK			842	€4.51	€3,797.42
MS NATASHA COSGRAVE	GARRAUN	LISNAGRY	CO LIMERICK			2696	€4.51	€12,158.96
MS NATASHA MERCER	44 BELMONT AVENUE	DONNYBROOK	DUBLIN 4			2696	€4.51	€12,158.96
MS GERALDINE ROSS	18 CLEARWATER COURT SOUTH	ROYAL CANAL PARK	RATHOATH ROAD	DUBLIN 15		1262	€4.51	€5,691.62
MS SUSANNE HEFFERNAN	67 BRIGHTWATER	CROSSHAVEN	CO CORK			420	€4.51	€1,894.20
MR FERGAL MCANDREW	13 ARD NA GAOITHE	CLYBAUN ROAD	GALWAY			2696	€4.51	€12,158.96
MS MARY HAYES	136 HOLLYBROOK PARK	GREYSTONES ROAD	BRAY	CO WICKLOW		842	€4.51	€3,797.42
MS HILARY SOMERS	114 CASTLEKNOCK PARK	CASTLEKNOCK	DUBLIN 15			2526	€4.51	€11,392.26
MR MARK REDMOND	7 BELFRY DALE	CITYWEST ROAD	SAGGART	CO DUBLIN		336	€4.51	€1,515.36
MR BRYAN O CONNOR	91 SHANTALLA ROAD	BEAUMOUNT	DUBLIN 9			2696	€4.51	€12,158.96
MR PAUL STEPHENS	8 BOROIMHE LAURELS	SWORDS	CO DUBLIN			2696	€4.51	€12,158.96
MR DAVID CURLEY	48 CASTLECOURT	BOOTERSTOWN	CO DUBLIN			2164	€4.51	€9,759.64
MS GAYLE CUMMINS	41 THE PAVILLION	ROEBUCK HILL	ROEBUCK ROAD	MOUNT MERRION	DUBLIN 14	1262	€4.51	€5,691.62
MS MICHELLE MCLOUGHLIN	8 BRIGHTON ROAD	RATHGAR	DUBLIN 6			1086	€4.51	€4,897.86
MR MICHAEL O SULLIVAN	89 AVOCA PARK	BLACKROCK	CO DUBLIN			2696	€4.51	€12,158.96
MR STEPHEN CRITTENDEN	2 THAMES CIRCLE	WESTFERRY ROAD	LONDON	E14 3RX		842	€4.51	€3,797.42
MS ORNA FOGARTY	6 CHESTNUT GROVE	BRIDGEMOUNT	CARRIGALINE	CO CORK		2164	€4.51	€9,759.64
MS CATRIONA MONTGOMERY	14 ESTER MEADOW VIEW	CASTLE ROAD LUCAN	CO DUBLIN			588	€4.51	€2,651.88
MR JONATHAN TUTHILL	11 ROSSMORE	NEWTOWNMOUNTKENNEDY	CO WICKLOW			336	€4.51	€1,515.36
MR MICHAEL MCGEE	RAMSHOLT	BALLAUGHTON MEADOWS	DOUGLAS	IOM	IM2 1JH	2696	€4.51	€12,158.96
MR LAURENCE MOORE	LINKE WIENZEILE 162/20	VIENNA 1060	AUSTRIA			1086	€4.51	€4,897.86
MR CONOR MCKEATING	38 RATHMINES WOOD	RATHMINES	DUBLIN 6			2696	€4.51	€12,158.96
MR GAVIN WYLEY	21 CLARVILLE ROAD	HAROLDS CROSS	DUBLIN 6			556	€4.51	€2,507.56
MR WILLIAM RUANE	CORLUMMIN	FOXFORD	CO MAYO			2696	€4.51	€12,158.96
MR CIARAN MCGUINNESS	12 THE CRESCENT	LARCH HILL	SANTRY	DUBLIN 9		1684	€4.51	€7,594.84
MR MAURICE HARTY	2 WENDON BROOK	DELGANY	CO WICKLOW			2696	€4.51	€12,158.96
MS GERALDINE FARRELL	81 BEECH PARK ROAD	FOXROCK	DUBLIN 18			842	€4.51	€3,797.42
MR PETER FITZGERALD	NO 21 CASIMIR ROAD	HAROLD'S CROSS	DUBLIN 6W			1094	€4.51	€4,933.94
MR DAVID CASEY	188 NAVAN ROAD	DUBLIN 7				1262	€4.51	€5,691.62
MS ANTHEA ORMISTON	APT 32 ASHFORD	GRIFFITH AVENUE	GLASNEVIN	DUBLIN 11		420	€4.51	€1,894.20
MR THOMAS KING	19 PARKVIEW DRIVE	TUAM	CO GALWAY			842	€4.51	€3,797.42
MR FERGUS BARRY	33 STEEVENS GATE	JAMES STREET	DUBLIN 8			842	€4.51	€3,797.42
MR THOMAS BIRCH	3 LARKFIELD COURT	LUCAN	CO DUBLIN			2696	€4.51	€12,158.96
MR PAUL GALLAGHER	35 KNOCKAIRE	KNOCKLYON	TEMPLEOGUE	DUBLIN 16		2106	€4.51	€9,498.06
MS MYRNA CURLEY	3 WESTON GROVE	CHURCHTOWN	DUBLIN 14			210	€4.51	€947.10

MS TRACY GORE	68 BEVERTON GREEN	DONADATE	CO DUBLIN			2696	€4.51	€12,158.96
MS GRAINNE BURKE	73 CLYBAWN HEIGHTS	KNOCKNACARRA	GALWAY			1608	€4.51	€7,252.08
MS GRACE O BRIEN	BALLYVARRA	LISNAGRY	CO LIMERICK			1262	€4.51	€5,691.62
MS SUZANNE STAUNTON	9 WOLSEY HOUSE	DRYNAM HALL	KINSEALY	CO DUBLIN		2696	€4.51	€12,158.96
MR WILLIAM MCATEER	4 AUBURN VILLAS	RATHGAR	DUBLIN 6			2696	€4.51	€12,158.96
MS ALISON COMAN	11 COILL AOIBHINN	NEWTOWN ROAD	WEXFORD			1070	€4.51	€4,825.70
MS DEIRDRE BREEN	43 SUNCREST	CLARINWOOD	TRAMORE	CO WATERFORD		420	€4.51	€1,894.20
MS ANN MARIE KELLY	88 SANTRY CLOSE	SANTRY	DUBLIN 9			538	€4.51	€2,426.38
MR BARRY FAY	55 WALNUT CLOSE	KINGSWOOD	DUBLIN 24			842	€4.51	€3,797.42
MS ORLA MCWEENEY	164 ABBEY DRIVE	RIVERSTON ABBEY	DUBLIN 7			588	€4.51	€2,651.88
MR TONY MCLOUGHLIN	142 BALALLY DRIVE	DUNDRUM	DUBLIN 16			420	€4.51	€1,894.20
MR GERARD BURNS	23 BOLTAN GREEN	KNOCKSEDAN DEMESNE	SWORDS	CO DUBLIN		842	€4.51	€3,797.42
MS LOUISE BARRY	21 LUTTRELSTOWN THICKET	CASTLEKNOCK	DUBLIN 15			842	€4.51	€3,797.42
MS PAULA O BRIEN	28 PAIRC AN OIR	RATHCORMAC	CO CORK			420	€4.51	€1,894.20
MR STEPHEN BOWES	17 BALRUDDERY FIELD	BALROTHERY	CO DUBLIN			1474	€4.51	€6,647.74
MS ZITA MADDEN	3 ASHLAWN	BALLINTEER RD	DUNDRUM	DUBLIN 16		2696	€4.51	€12,158.96
MR STEPHEN KENNY	19 CLAREMOUNT ROAD	SANDYMOUNT	DUBLIN 4			2696	€4.51	€12,158.96
MS NATASHA DELAHAN	OLD ROAD	RUSH	CO DUBLIN			336	€4.51	€1,515.36
MR WARREN MATTHEWS	LEABY CROSS	COLLON	CO LOUTH			2696	€4.51	€12,158.96
MS TRIONA O CONNELL	25 LIFFEY WAY	LUCAN	CO DUBLIN			1262	€4.51	€5,691.62
MR TERRY CARLYLE	10 CUSHLAWN PARK	TALLAGHT	DUBLIN 24			420	€4.51	€1,894.20
MS JENNY HUGGARD	APARTMENT 203 OLCOVAR	SHANKILL	DUBLIN 18			2696	€4.51	€12,158.96
MR FERGAL O FARRELL	15 APPLEWOOD DRIVE	APPLEWOOD VILLAGE	SWORDS	CO DUBLIN		1262	€4.51	€5,691.62
MR BARRY MCDONNELL	19 CHURCHVIEW PARK	KILLINEY	CO DUBLIN			2696	€4.51	€12,158.96
MS KAREN MCKEOWN	50 OAK GLADE	BLESSINGTON ROAD	NAAS	CO KILDARE		1608	€4.51	€7,252.08
MS EMER TWOMEY	21 BALLYLOUGHANE ROAD	RENMORE	CO GALWAY			842	€4.51	€3,797.42
MR FERGAL FEENEY	FORTLAND	EASKEY	CO SLIGO			2696	€4.51	€12,158.96
MS SHERAGH BEIRNE	2 ORCHARD ROAD	HOWTH ROAD	RAHENY	DUBLIN 5		1684	€4.51	€7,594.84
MR JOSEPH FEENEY	39 TEMPLEVIEW GREEN	CLARE HALL	DUBLIN 13			1684	€4.51	€7,594.84
MS SUSAN O SULLIVAN	6 MOUNT PLEASANT AVE	TURNERS CROSS	CORK			420	€4.51	€1,894.20
MS AILEEN MCKENNA	4 SALLYPARK	FIRHOUSE	DUBLIN 24			2696	€4.51	€12,158.96
MS THECKLA HEFFERNAN	8 OSBERTOWN COURT	SALLINS	CO KILDARE			1070	€4.51	€4,825.70
MS NORA CLEERE	434 CLONARD ROAD	DUBLIN 12				1852	€4.51	€8,352.52
MS MARIA TREACY	11 CEDARMOUNT ROAD	MOUNT MERRION	CO DUBLIN			1262	€4.51	€5,691.62
MS SONIA FAY	23 STATION COURT VIEW	COOLMINE	DUBLIN 15			336	€4.51	€1,515.36
MS SINEAD FITZGERALD	TIERGOONEEN	AYLMER ROAD	NEWCASTLE	CO DUBLIN		2696	€4.51	€12,158.96
MR TERENCE SMITH	ST CATHERINES	38 LUCAN HEIGHTS	LUCAN	CO DUBLIN		1626	€4.51	€7,333.26
MR PEARSE FADDEN	APARTMENT 1	BLOCK 6	GALLERY QUAY	GRAND CANAL DOCK	DUBLIN 2	2696	€4.51	€12,158.96
MS THERESE CADELL	37 DROIM NA COILLE	NENAGH	CO TIPPERARY			538	€4.51	€2,426.38
MS MAURA MCCLOSKEY	37 RAMLEH PARK	MILLTOWN	DUBLIN 6			1070	€4.51	€4,825.70
MS LAURA CUMMINS	APT 162	BACHELORS WALK	DUBLIN 1			2696	€4.51	€12,158.96
MS MARIA DUNPHY	282 ST FINIANS PARK	DROGHEDA	CO LOUTH			842	€4.51	€3,797.42
MR JIMMY O NEILL	2 ASHGROVE	NEWCASTLE ROAD	GALWAY			2696	€4.51	€12,158.96
MR JAMES FLOOD	49 CABINTEELY GREEN	CABINTEELY	DUBLIN 18			2696	€4.51	€12,158.96
MR CLIFFORD GLOVER	3 COIS NA MONA	CILL DUBH	NAAS	CO KILDARE		2696	€4.51	€12,158.96
MS MARTINA FLANAGAN	10 GLYNTOWN ROAD	RIVERSTOWN	GLANMIRE	CORK		2156	€4.51	€9,723.56
MS LORRAINE MCDONALD	ASHFIELD	BALLICKMOYLER	CARLOW			842	€4.51	€3,797.42
MR HUGH TIERNAN	ALLANDALE	BALLYCLOUGH	CO LIMERICK			2696	€4.51	€12,158.96
MR ANDREW WILSON	66 RIVERSIDE DRIVE	RATHFARNHAM	DUBLIN 14			1086	€4.51	€4,897.86
MR FRANK WALL	11 LENNOX PLACE	PORTOBELLO	DUBLIN 8			1474	€4.51	€6,647.74
MS MARNIE MCGOWAN	8 ST MARGARETS	CROSS AVENUE	BLACKROCK	CO DUBLIN		2696	€4.51	€12,158.96
MR CIARAN ROARTY	21 AMIENS SQUARE	AMIENS STREET	DUBLIN 1			2526	€4.51	€11,392.26
MS TERESA MAGUIRE	46 HARWOOD LAWN	RIVERSTOWN	GLANMIRE	CO CORK		842	€4.51	€3,797.42
MR ROSS CONNOLLY	COOLMORE	KNOCKTOPHER	CO KILKENNY			2696	€4.51	€12,158.96
MS GRAINNE FLYNN	CARRANURE	TAUGHMACONNELL	BALLINASLOE	CO ROSCOMMON		2106	€4.51	€9,498.06
MR IVAN MARTIN	18 MARY STREET	DROGHEDA	CO LOUTH			1684	€4.51	€7,594.84
MR FERGAL MULLIN	12 RETREAT PARK	ATHLONE	CO WESTMEATH			2696	€4.51	€12,158.96
MR STEWART JOHN DAVIES	FLAT 3	DOUGLAS HEAD APARTMENTS	HEAD ROAD	DOUGLAS	IM1 5BY	2696	€4.51	€12,158.96
MS NIAMH LOUGHANE	8B HARTHAM ROAD	HOLLOWAY	LONDON	N7 9JG		674	€4.51	€3,039.74
MS CLODAGH CORCORAN	42 CASTLE RIADA AVE	LUCAN	CO DUBLIN			842	€4.51	€3,797.42
MS DEBORAH O CONNOR	59 JAMESTOWN PARK	RATOATH	CO MEATH			420	€4.51	€1,894.20
MR JOHN HAYDEN	24 FRANKFORT PARK	DUNDRUM	DUBLIN 14			2696	€4.51	€12,158.96

MS EMER MCCARTHY	43 BELARMINE COURT	STEPASIDE	DUBLIN 18			420	€4.51	€1,894.20
MR AARON MOORE	BALURE	CHURCH ROAD	KILLINEY	CO DUBLIN		2696	€4.51	€12,158.96
MR EOIN WALSH	APT 47 THE WILLIAM BLIGH BUILDING	THE GASWORKS	BARROW STREET	RINGSEND	DUBLIN 4	1432	€4.51	€6,458.32
MR GEAROID FITZGERALD	371 RYEVALE LAWNS	LEIXLIP	CO KILDARE			842	€4.51	€3,797.42
MS EIMEAR SAUNDERS	GLENCAUM	MAIN STREET	RATHCOOLE	CO DUBLIN		842	€4.51	€3,797.42
MR KEVIN MCARDLE	24 KILINARDEN HEIGHTS	TALLAGHT	DUBLIN 24			630	€4.51	€2,841.30
MS BRENDA O BRIEN	CAHEREDMOND	BALLINROBE	CO MAYO			2274	€4.51	€10,255.74
MR STEPHEN COLLIER	SYDENRATH	KELLS	CO MEATH			588	€4.51	€2,651.88
MS SIMONE TREACY	8 MEADOWVIEW	SARSFIELD ROAD	INCHICORE	DUBLIN 10		2526	€4.51	€11,392.26
MS MICHELLE LONG	14 CASTLEVIEW WALK	SWORDS	CO DUBLIN			1684	€4.51	€7,594.84
JANINE R BOYD	FLAT 2 3 OSBOURNE GROVE	DOUGLAS	IOM	IM1 3LF		378	€4.51	€1,704.78
MR ROBERT CATTLE	124 BALLABROOIE DRIVE	DOUGLAS	IOM	IM1 4HJ		1600	€4.51	€7,216.00
MRS SHARON CHEESEMAN	HILLSIDE	BALLARAGH	LONAN	IOM	IM4 7PW	588	€4.51	€2,651.88
MS SHARON CLEATOR	4 FARRANT STREET	DOUGLAS	IOM	IM2 3HG		1262	€4.51	€5,691.62
MR ANDREW CORLETT	NORTH BALDRINE FARM	BALDHOON ROAD	LAXEY	IM4 7QL		1010	€4.51	€4,555.10
MS JULIE CROSSLEY	2 SUMMER HILL PLACE	DOUGLAS	IOM	IM2 4PQ		588	€4.51	€2,651.88
MR GORDON DRAKE	28 VICARAGE PARK	BRADDAN	IOM	IM2 2QD		2696	€4.51	€12,158.96
MS SAMANTHA FRANKILN	17 MANOR LANE	FARMHILL	BRADDAN	IOM	IM2 2NX	758	€4.51	€3,418.58
MS SHEILA GALLOWAY	18 BALLAHANE CLOSE	PORT ERIN	IM9 6EG	IOM		420	€4.51	€1,894.20
MS SHARON GARDNER	6 QUEENS TERRACE	DOUGLAS	IOM	IM1 4BZ		2696	€4.51	€12,158.96
MS JOANNE GLASSEY	3 GORSECROFT	ABBEYFIELDS	DOUGLAS	IOM	IM2 7DZ	1220	€4.51	€5,502.20
MR STEPHEN GRAY	2 CAPTAINS HILL	LAXEY	IOM	IM4 7AA		420	€4.51	€1,894.20
MS JOANNE HAMILTON	10 WINDERMERE AVENUE	ONCHAN	ISLE OF MAN	IM3 2DT		842	€4.51	€3,797.42
MR JAMES HORRIGAN	BARODA HOUSE	CLAY HEAD	BALDRINE	ISLE OF MAN	IM4 6DP	2696	€4.51	€12,158.96
MS MYRA HORRMANN	3 MEADOWBROOK GARDENS	FARMHILL	DOUGLAS	IOM	IM2 2NT	758	€4.51	€3,418.58
MISS JOANNA LANNON	THE CURRAGHS	BALLA FESSUN	PORT ERIN	IOM		842	€4.51	€3,797.42
MS ANGELA HUGHES	20 CLOSE CORLETT	BALLAQUINE ROAD	PEEL	ISLE OF MAN	IM5 1QH	1262	€4.51	€5,691.62
MRS GEORGINA LEICESTER	15 RAAD NY GABBIL	CASTLETOWN	IOM			1010	€4.51	€4,555.10
MS NICHOL MITCHELL	61 FARMHILL MEADOWS	DOUGLAS	IOM	IM2 2LW		1432	€4.51	€6,458.32
MR ANDREW MORGAN	1 GLENHILL	ASHLAR DRIVE	UNION MILLS	IOM		2696	€4.51	€12,158.96
MR MICHAEL NUDD	1 SARTFELL ROAD	DOUGLAS	ISLE OF MAN	IM2 3LZ		842	€4.51	€3,797.42
MS MICHELLE PARKINSON	89 MAJESTIC APTS	KING EDWARD ROAD	ONCHAN	ISLE OF MAN	IM3 2BD	758	€4.51	€3,418.58
MR DAVID PATTERSON	ARDBRACCAN HOUSE	MILL ROAD	PORT ERIN	IOM	IM9 6QP	2696	€4.51	€12,158.96
MR GARY QUAGGAN	BALLAQUAGGAN LODGE	BALLATERSON FIELDS	BALLAUGH	IOM	IM7 5AN	294	€4.51	€1,325.94
MS KERRY TASKER	13 LINDEN GROVE	DOUGLAS	IOM	IM2 6AD		630	€4.51	€2,841.30
MR COLIN WILLIAMSON	35 OAK ROAD	PEEL	IOM	IM5 1WB		1406	€4.51	€6,341.06
MR PAUL RODDY	13 THE ELMS	DONNYBROOK	DUBLIN 4			2696	€4.51	€12,158.96
MS MARY MCCARTHY	BALLYCAPPLE	CLOUGHJORDAN	CO TIPPERARY			420	€4.51	€1,894.20
MS GERALDINE SHIELDS	BALLYGURRANE	ATHENRY	CO GALWAY			588	€4.51	€2,651.88
MR MICHAEL BRADFORD	18 MILL GROVE CLOSE	KILLINCARRIG	GREYSTONES	CO WICKLOW		2696	€4.51	€12,158.96
MS ARLENE MCMANUS	4 WINDMILL SQUARE	PORTERSTOWN	DUBLIN 15			588	€4.51	€2,651.88
MS URSULA MCEVOY	23 ROEBUCK CASTLE	CLONSKEAGH	DUBLIN 14			1684	€4.51	€7,594.84
MS CAROLINE O HEHIR	98 STEEPLECHASE GREEN	RATOATH	CO MEATH			588	€4.51	€2,651.88
MR KEITH COX	98 STEEPLECHASE GREEN	RATOATH	CO MEATH			842	€4.51	€3,797.42
MS CAROLINE FUREY	APT 9 ST JAMES COURT	MOUNT BROWN	KILMAINHAM	DUBLIN 8		1262	€4.51	€5,691.62
MS MARY NOLAN	146 DUNLUCE ROAD	CLONTARF	DUBLIN 3			2628	€4.51	€11,852.28
NICOLA CHAPMAN	72 HOLMWOOD	BRENNANSTOWN ROAD	CABINTEELY	CO DUBLIN		13454	€1.555	€20,920.97
MR PAT MAHER	1 CASTLEKNOCK RISE	LAUREL LODGE	DUBLIN 15			6196	€1.555	€9,634.78
MS MARTINA WHELAN	108 BALLINTEER PARK	BALLINTEER	DUBLIN 16			5388	€1.555	€8,378.34
MR MICHAEL HALPIN	7 CLONARD	WESTBURY	CORBALLY	LIMERICK		13454	€1.555	€20,920.97
MR NIALL SOROHAN	AUBURN GROVE HOUSE	AUBURN	MALAHIDE	CO DUBLIN		13454	€1.555	€20,920.97
MRS NATHALIE MURRAY	22 BELLGREE DRIVE	TYRRELSTOWN	DUBLIN 15			10780	€1.555	€16,762.90
MR JOHN LEONARD	LINDOS'	CHANNEL ROAD	RUSH	CO DUBLIN		2970	€1.555	€4,618.35
MR DAVID A RUSSELL	60 BLACKLION MANOR	GREYSTONES	CO WICKLOW			13454	€1.555	€20,920.97
								€1,918,905.05
MR KEVIN HILL	36 BELMONT RISE	SUTTON	SM2 6EQ GBR	UK		816	GBP 2.27	GBP 1,848.40
MR KEVIN HILL	37 BELMONT RISE	SUTTON	SM2 6EQ GBR	UK		6,422	GBP 1.05	GBP 6,748.24
						525568		GBP 8,596.64

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment


FEE PAID IN FULL
RECEIPT No.
15 FEB 2007 5 0 3 $7665

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2


C.R.O.
14 FEB 2007

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 5th February 2007

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See attached list	Ordinary 0.16	117,426

Presenter's Name	**Address**
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
117,426	Ordinary	€0.16	See attached	See attached

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €522,815.14

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature 

Date 5th February 2007

Name *Block letters please* Natasha Mercer

Full Name	Address 1	Address 2	Address 3	Address 4	Number of Shares	Option Price	Total Cost of Option
MR BERNARD DALY	253 COLLINS AVENUE WEST	DUBLIN 9			50,000	€6.300	€315,000.00
MR CYRIL BOYD	SYCAMORE LODGE	KILLAKEE	RATHFARNHAM	DUBLIN 16	18,000	€1.180	€21,240.00
SUZIE CREUSS CALLAGHAN	81 CANDAHAR ROAD	BATTERSEA	LONDON	SW11 2QA	20,730	€4.675	€96,912.75
MR CORMAC DEADY	13 CASTLE CLOSE	TRIM	CO MEATH		1,684	€4.510	€7,594.84
MS DYMPHNA NOLAN	43 GLENCAIRN DRIVE	LEOPARDSTOWN VALLEY	DUBLIN 18		252	€4.510	€1,136.52
MR NIALL HURSON	5 KILMACUD PARK	STILLORGAN	CO DUBLIN		420	€4.510	€1,894.20
MR ROWAN O MAHONY	1 BISHOPSCOURT GREEN	BISHOPSTOWN	CORK		1,852	€4.510	€8,352.52
MR BRENDAN COOPER	26 SHANOWEN CRESCENT	SANTRY	DUBLIN		1,684	€4.510	€7,594.84
MS JENNIFER DELANEY	60 MILLBRIDGE WAY	MILL LANE	NAAS	CO KILDARE	420	€4.510	€1,894.20
MR ALAN MAHER	2 OAKTREE ROAD	STILLORGAN	CO DUBLIN		842	€4.510	€3,797.42
MS VIKKI CAHILL	3 BELMONT PARK	RAHENY	DUBLIN 5		2,696	€4.510	€12,158.96
MS LOUISE HARDING	40 BELTON PARK AVENUE	COLLINS AVENUE	DUBLIN 9		2,696	€4.510	€12,158.96
MR NEIL MURPHY	4 BRACKEN CRESCENT	NTH CIRCULAR ROAD	LIMERICK		2,696	€4.510	€12,158.96
MR DAVID HANLEY	11 BECKETT HALL	CARRICKMINES	DUBLIN 18		13,454	€1.555	€20,920.97
					117,426		**€522,815.14**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty


FEE PAID IN FULL
RECEIPT No.
Companies Acts 1963 to 2005
01 MAR 2007 5 0 5
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 16th February 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Sheila Dean, The Rowans, 2 The Falls, Tromode, Braddan, Isle of Man, IM4 4PZ	Ordinary 0.16	15,000

Presenter's Name	**Address**
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C   Non-Cash ☐ Complete Section D   Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
15,000	Ordinary	€0.16	€11.40	€171,000.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €171,000.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s 58

Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*: ______

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct   ☐ Director   x☐ Company Secretary

Signature [signature]   Date 16th February 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number 22045

FEE PAID IN FULL RECEIPT No.
01 MAR 2007 505
4535
COMPANIES REGISTRATION OFFICE

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 27th February 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Janet Siemienski, 60 Percy Road, Mawneys, Romford, Essex, RM7 8RA	Ordinary 0.16	6,422

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
6,422	Ordinary	€0.16	STG£1.0508	STG£6,748.24

Denomination ________

Conversion Rate, if any ________

Total value of consideration: STG£6,748.24

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Registrar of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

C.R.O. 28 FEB 2007

Denomination

Conversion Rate, if any

Total value of consideration *note four* ________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature 

Date 27th February 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045



FEE PAID IN FULL
RECEIPT No.
01 MAR 2007 505
4936
COMPANIES REGISTRATION OFFICE

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 13th February 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Michael Dillon, 5 Carrigfern, College Rd, Co Cork	Ordinary 0.16	50,000



C.R.O.
28 FEB 2007

Presenter's Name	**Address**
Company Secretarial Department	Anglo Irish Bank Corporation Plc
Anglo Irish Bank Corporation Plc	Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2092	Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,000	Ordinary	€0.16	€2.25	€112,500.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €112,500.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration


C.R.O.
28 FEB 2007

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature  Date 13th February 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty



RECEIPT
No.
16 MAR 2007 5 0 7

5091

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 8th March 2007

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Sheila Dean, The Rowans, 2 The Falls, Tromode, Braddan, Isle of Man, IM4 4PZ	Ordinary 0.16	25,000



C.R.O.
MAR 2007

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(l) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
25,000	Ordinary	€0.16	€11.40	€285,000.00

Denomination

Conversion Rate, if any

Total value of consideration: €285,000.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 8th March 2007

Name *Block letters please* **Natasha Mercer**



NOËL HARWERTH

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Royal & SunAlliance Insurance Group plc
Corporate Services Group plc
Corus Group plc

Companies Registration Office

Annual return
Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

CRO receipt date stamp


FEE PAID IN
RECEIPT NO.
15 MAR 2007 5 07
2250
COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 2003

B1

Tick box if bond is attached ☐ *note sixteen*

Company number: 2 2 0 4 5

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: Anglo Irish Bank Corporation plc
Limited

Return made up to *note one*: Day 09 Month 02 Year 2007

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? *note two* Yes ☐ No ☐

Financial year *note three*: From Day 01 Month 10 Year 2005 To Day 30 Month 09 Year 2006

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered office *note four*: Stephen Court, 18/21 St Stephens Green, Dublin 2

Other addresses *note five*

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Ltd	Register of Members
Heron House, Corrig Road,	
Sandyford Industrial Estate, Dublin 18	


C.R.O.
13 MAR 2007

Secretary

Surname: Mercer
Forename: Natasha *note six*
Former surname:
Former forename: *note seven*
Residential address *note six*: 44 Belmont Avenue, Ballsbridge, Dublin 4

Donations for political purposes *note eight*

Name of person or political party to whom donation was made	Value of donation €/__
None	

Presenter details

Person to whom queries can be addressed

Name: Company Secretarial Dept
Address: Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St Stephen's Green, Dublin 2, Ireland
DX number: | DX exchange:
Telephone number: 01 616 2506 | Fax number:
E-mail: michaelkelly@angloirishbank.ie | Reference number:

Authorised share capital

note nine

Total

€/__ 242,000,000

made up as follows:

Class	Number of shares	Nominal value per share €/__
Non Cumulative Preference	50,000,000	1.00
Ordinary	1,200,000,000	0.16

Issued share capital
(insert nominal values)

Total

€/__ 121,656,094.72

made up as follows:

Paid up on shares issued for cash	€/__ 121,656,094.72
Considered paid on other shares	€/__
Total calls unpaid	€/__ (E)
Total not yet called	€/__ (F)

The sum of these figures must equal the total issued share capital.

Total standing to credit of Capital Conversion Reserve Fund *note ten* €/__

Shares Issued

Consideration – all cash

Class	Number of shares	Total nominal value €/__	Total premium paid €/__	Total amount paid €/__
Ordinary	758,475,592	121,356,094.72		121,356,094.72
Non Cumulative Preference	300,000	300,000		300,000
Totals	758,775,592 (A)			121,656,094.72 (C)

Consideration – not all cash

Class	Number of shares	Total nominal value €/__	Total premium considered paid €/__	Total amount considered paid €/__
Totals	(C)			(D)

Totals

Total number of shares issued (A) + (B): 758,775,592

This total must agree with the total number of shares held by existing members as stated in the **List of past and present members** section of the return.

Total paid and unpaid and considered paid (C) + (D) + (E) + (F): €/__ 121,656,094.72

Other share/ debenture details

note eleven

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 207______ (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note eleven*

☒ Tick box if the list of past and present members is submitted on CD.

notes five and thirteen

		Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name	Submitted on CD				
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					

Total number held: 758,775,592

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

Directors
Including shadow/alternate directors, if any

Surname	Bradshaw	Former surname	
Forename *note six*	Lar	Former forename *note seven*	

Date of birth: Day 17 Month 07 Year 1960 — Irish resident *note sixteen* ✓ — Alternate director *note seventeen* ☐

Residential address *note six*: Alrlie, Church Road, Killiney, Dublin, Ireland

Business occupation: Company Director — Nationality: Irish

Other directorships — Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation Sheet		

Surname	Browne	Former surname	
Forename *note six*	Tom	Former forename *note seven*	

Date of birth: Day 10 Month 02 Year 1962 — Irish resident *note sixteen* ✓ — Alternate director *note seventeen* ☐

Residential address *note six*: Ferney Hill, Brighton road, Foxrock, Dublin 18

Business occupation: Company Director — Nationality: Irish

Other directorships — Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation sheet		

Surname	Drumm	Former surname	
Forename *note six*	David	Former forename *note seven*	

Date of birth: Day 07 Month 11 Year 1966 — Irish resident *note sixteen* ✓ — Alternate director *note seventeen* ☐

Residential address *note six*: 20 Abington, Malahide, Co Dublin

Business occupation: Group Chief Executive — Nationality: Irish

Other directorships — Company *note eighteen*	Place of incorporation *note nineteen*	Company number
None		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed: SEE CONTINUATION PAGE

Director — Secretary

Name *in bold capitals or typescript*

Directors
including shadow/alternate directors, if any

Surname	Drury	Former surname	
Forename *note six*	Fintan Colm	Former forename *note seven*	
Date of birth	Day 09 Month 06 Year 1958	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	Glenaphouca, Russian Village, Kilquade, Co Wicklow		
Business occupation	Company Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation Sheet		

Surname	Fitzpatrick	Former surname	
Forename *note six*	Sean Patrick	Former forename *note seven*	
Date of birth	Day 21 Month 06 Year 1948	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	Ferney Hill, Brighton road, Foxrock, Dublin 18		
Business occupation	Company Chairman	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation sheet		

Surname	Heraty	Former surname	
Forename *note six*	Anne	Former forename *note seven*	
Date of birth	Day 24 Month 04 Year 1960	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	2 Highfield Road, Rathgar, Dublin 6		
Business occupation	Company Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
None		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed SEE CONTINUATION PAGE

Director

Secretary

Name *in bold capitals or typescript*

Directors
including shadow/alternate directors, if any

Surname	Jacob	Former surname	
Forename *note six*	Michael	Former forename *note seven*	
Date of birth	Day 06 Month 07 Year 1945	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	Greyfield, Newtownpark avenue, Blackrock, Co Dublin		
Business occupation	Company Director	Nationality	Irish

Other directorships: Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation Sheet		

Surname	McAteer	Former surname	
Forename *note six*	William	Former forename *note seven*	
Date of birth	Day 29 Month 10 Year 1950	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	4 Auburn Villas, Rathgar, Dublin 6		
Business occupation	Company Director	Nationality	Irish

Other directorships: Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation sheet		

Surname	McGann	Former surname	
Forename *note six*	Gary	Former forename *note seven*	
Date of birth	Day 25 Month 08 Year 1950	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	Cherryfield, Stonehouse, Donnybrook, Dublin 4		
Business occupation	Company Director	Nationality	Irish

Other directorships: Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed SEE CONTINUATION PAGE

Director

Secretary

Name *in bold capitals or typescript*

Directors
including shadow/alternate directors, if any

Surname	Quilligan	Former surname	
Forename *note six*	Declan	Former forename *note seven*	
Date of birth	Day 24 Month 07 Year 1963	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	22 Clonfadda Wood, Mount Merrion Avenue, Blackrock, Co Dublin		
Business occupation	Company Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation Sheet		

Surname	Sullivan	Former surname	
Forename *note six*	Ned	Former forename *note seven*	
Date of birth	Day 08 Month 05 Year 1948	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	2 Linden Fields, Grove Avenue, Blackrock, Co Dublin		
Business occupation	Company Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation sheet		

Surname	Whelan	Former surname	
Forename *note six*	Patrick	Former forename *note seven*	
Date of birth	Day 17 Month 04 Year 1962	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	24 Abington, Malahide, Co Dublin		
Business occupation	Company Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed SEE CONTINUATION PAGE

Director

Secretary

Name *in bold capitals or typescript*

Directors
including shadow/alternate directors, if any

Surname	Harwerth	Former surname	
Forename *note six*	Noël	Former forename *note seven*	
Date of birth	Day 16 Month 12 Year 1947	Irish resident *note sixteen* ☐	Alternate director *note seventeen* ☐
Residential address *note six*	35-37 Grosvenor Square, Flat 39, London, W1K 2HN		
Business occupation	Company Director	Nationality	USA/UK

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See Continuation Sheet		

Surname		Former surname	
Forename *note six*		Former forename *note seven*	
Date of birth	Day Month Year	Irish resident *note sixteen* ☐	Alternate director *note seventeen* ☐
Residential address *note six*			
Business occupation		Nationality	

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number

Surname		Former surname	
Forename *note six*		Former forename *note seven*	
Date of birth	Day Month Year	Irish resident *note sixteen* ☐	Alternate director *note seventeen* ☐
Residential address *note six*			
Business occupation		Nationality	

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☑

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed  Director  Secretary

Name *in bold capitals or typescript* WILLIAM MCATEER NATASHA MERCER

NOTES ON COMPLETION OF FORM B1

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes. Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state. Where €/__ appear, please insert/delete as appropriate. Where /_ applies, give the relevant currency, if not euro. Where the space provided on Form B1 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.

note one A company is required to file with this return any returns that may be outstanding in respect of previous years. There must be no gap between the effective date of the previous year's return (if applicable) and the period covered by this return. Pursuant to s127 Companies Act 1963, a company's return must be made up to a date not later than its Annual Return Date (ARD). However, a new company filing its first return post-incorporation must make that return up to its ARD. The return must be filed with the Registrar within 28 days of the company's ARD, or, where the return has been made up to a date earlier than the company's ARD, within 28 days of that earlier date. S127 sets out the manner in which a company's ARD is determined and in which it may be altered. There are severe penalties for late filing of the return. *Returns made up to a date prior to 1 March 2002*: If this form is being used to file such a return, the return ought to be made up to the date which was 14 days after the company's AGM for the year in question and was required to have been delivered to the CRO within 60 days of the AGM. All other notes are also applicable to such returns. The late filing penalty will be charged in respect of any such return.

note two This section must be completed if this return is being made up to a date earlier than the company's existing ARD. Where the company elects to retain the anniversary of its existing ARD for next year, the "Yes" box must be ticked. Where it elects that its ARD in the following year will be the anniversary of the date to which this return is made up, the "No" box must be ticked. If neither box is ticked, the form will be returned for correction. This section does not apply to a new company filing its first return post-incorporation.

note three (i) If the return is filed with Form B73, or it is the first return of a company incorporated since 1 March 2002, no accounts need be attached and financial year details are not required. Otherwise, give the date of the commencement and completion of the financial year covered by the accounts presented or to be presented to the AGM of the company for that year. Pursuant to s7(1A) Companies (Amendment) Act 1986 (inserted by s64 Company Law Enforcement Act 2001), the accounts must be made up to a date **not earlier by more than nine months** than the date to which the return is made up. In the case of the first return since the company's incorporation, the period since incorporation is required to be covered by the accounts. In any other case, the accounts are required to cover the period since the last set of accounts filed with the CRO.

(ii) Certain unlimited companies are required to prepare accounts and annex them to Form B1: Unlimited companies and partnerships where all the members, who do not have a limit on their liabilities, are companies limited by shares or guarantee, or their equivalent if not covered by the laws of the State, or a combination of these undertakings; unlimited companies and partnerships where all the members, who do not have a limit on their liabilities, are themselves unlimited companies or partnerships of the type aforementioned that are governed by the laws of the State or equivalent bodies governed by the laws of an EU Member State or combinations of these undertakings. Unlimited companies which do not come under either of these categories do not have to file accounts nor give details of their financial year.

(iii) To avail of an audit exemption, certain conditions must be satisfied. For further information see CRO Information Leaflet No. 10.

(iv) Private unlimited companies, private not-for-profit companies and certain companies with charitable objects, while exempt from annexing accounts to Form B1, are required by s128(6B) Companies Act 1963 to annex a special auditor's report to Form B1.

note four Give the address at the date of this return. Any change of registered office must be notified to the CRO. Form B2 ought to be used for this purpose.

note five If not kept at the registered office, state the address(es) where the register of members, register of debenture holders, and register of directors' and secretary's interests in shares and debentures of the company are kept, and where copies of directors' service contracts/memoranda of same (if applicable) are retained. Where the records are retained at an accessible website, the CRO should be notified of the relevant website address.

note six Insert the full name (initials will not suffice) and usual residential address. Where the secretary is a body corporate, its company name and registered office must be stated. Where the secretary is a firm, and all the partners are joint secretaries of the company, the name and principal office of the firm will be accepted.

note seven Any former forename and surname must also be stated. This does not include (a) in the case of a person usually known by a title different from his surname, the name by which he was known previous to the adoption of or succession to the title; or (b) in the case of any person, a former forename or surname where that name or surname was changed or disused before the person bearing the name attained age 18 years or has been changed or disused for a period of not less than 20 years; or (c) in the case of a married woman, the name or surname by which she was known prior to the marriage.

note eight S26 Electoral Act 1997 requires details of contributions for political purposes, in excess of **€5,079 in the aggregate**, to any political party, member of the Dáil or Seanad, MEP or candidate in any Dáil, Seanad or European election, made by the company in the year to which the annual return relates (i.e. the period since the effective date of the previous year's annual return, up to and including the effective date of the current return), to be declared in the annual return and directors' report of the company in respect of that year. The particulars must be sufficient to identify the value of each such donation and the person to whom the donation was made. A wide definition of donation is set out in s22/s46 of the 1997 Act and includes services supplied without charge, a donation of property or goods, or the free use of same.

note nine Where a company has converted any of its shares into stock, then, where appropriate, the references to shares shall be taken as references to stock and references to number of shares shall be taken as references to amount of stock. The second page does not apply to a guarantee company without a share capital.

note ten Insert, where applicable. (If share capital has been renominalised pursuant to s26 Economic and Monetary Union Act 1998 and there has been a decrease in the whole or part of the authorised and issued share capital or in a class of shares as a result of the renominalisation (26(4)(a).)

note eleven Details of shares forfeited, shares/debentures issued at a discount, or on which a commission was paid including share class, number of shares and amounts in each case.

note twelve A full list is required with all returns. However, this requirement does not apply to a guarantee company without a share capital. Where joint shareholders exist, name either all joint shareholders or the first shareholder and "Another".

note thirteen Where there are more than seven shareholders, the list should be given on a continuation sheet in alphabetical order.

note fourteen Give the total number of shares held by each member.

note fifteen Applicable to private companies only. Furnish particulars of shares transferred, the date of registration of each transfer and the number of shares transferred on each date since the date of the last return, or in the case of the first return, of the incorporation of the company, by persons who are still members and persons who have ceased to be members.

note sixteen Every company must have at least one full-time Irish resident director or a bond or certificate in place pursuant to s43(3) and s44 Companies (Amendment)(No.2) Act 1999. Note that an Irish resident alternate director is not sufficient for the purposes of s43. Place a tick in the "Irish resident" box if the director is resident in the State in accordance with s43 of the 1999 Act as defined by s44(8) and (9) of that Act. If no full-time director is so resident and no certificate has been granted, a valid bond must be furnished with the return, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) For further information see CRO Information Leaflet No. 17.

note seventeen Please tick the box if the director is an alternate (substitute) director. If the company's articles so permit and subject to compliance with those articles, a director may appoint a person to be an alternate director on his/her behalf. The appointment of any person to act as director is notifiable by a company to the CRO, regardless of how the appointment is described. The company is statutorily obliged to notify the CRO of the addition to and removal of each person from its register. In the event that a full-time director who has appointed an alternate director ceases to act as director, the company is required to notify the CRO of the termination of appointment of the full-time director and of his/her alternate. Note: The CRO accepts no responsibility for maintaining the link between a full-time director and his/her alternate.

note eighteen Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for bodies (a) of which the person has not been a director at any time during the past ten years; (b) of which the company is (or was at the relevant time) a wholly owned subsidiary; or (c) which are (or were at the relevant time) wholly owned subsidiaries of the company.
Pursuant to s45(1) Companies (Amendment)(No.2) Act 1999, a person shall not at a particular time be a director of more than 25 companies. However, under s45(3), certain directorships are not reckoned for the purposes of s45(1).

note nineteen Place of incorporation if outside the State.

note twenty Tick the relevant box(es).

Checklist of documents annexed

- ☐ Balance Sheet S128 Companies Act 1963 (CA 63); S7 & S18 Companies (Amendment) Act 1986 (CAA 86)
- ☐ Profit and Loss Account S7 and S18 CAA 86
- ☐ Notes to the Accounts Schedule of CAA 86 (refer specifically to s12 for notes required in the case of small/medium sized businesses)
- ☐ Directors' Report S128 CA 63; S7 & S18 CAA 86
- ☐ Auditor's Report S128 CA 63; S7 & S18 CAA 86
- ☐ Special auditor's report duly certified by a director and secretary to be a true copy of the report S128(6B) CA 63
- ☐ Overall Certification The Acts require that the balance sheet, profit and loss account, directors' report and auditor's report be certified by both director and secretary to be a true copy as laid or to be laid before the A.G.M. or sent to the sole member in accordance with the single member private limited company regulations. In the case of full accounts, an overall certification will be sufficient.
- ☐ Guarantee by parent undertaking of the liabilities of subsidiary undertaking S17 CAA 86 as amended
- ☐ Declaration of consent by shareholders of subsidiary to exemption S17 CAA 86 as amended
- ☐ Notification to shareholders of Guarantee S17 CAA 86 as amended
- ☐ Note stating company has availed of exemptions in s17 CAA 86, as amended
- Accounting documents
  - ☐ Reg 39 E.C. (Companies: Group Accounts) Regulations 1992
  - ☐ Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992
  - ☐ Reg 7 E.C. (Accounts) Regulations 1993
  - ☐ Regs 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996
- ☐ Section 43 bond See note sixteen above.
- ☐ Form B73 Nomination of a new ARD

Further information

Professional advice If you have a problem completing this annual return, and in particular are unclear of the requirements pertaining to a company's ARD, you should consult your professional adviser.

Change in details Where applicable, the particulars given on Form B1 must accord with the particulars contained in the documentation already delivered to the CRO. The most common forms used to notify the CRO of any changes to the company details are:

- B2 Notice of change in the situation of the registered office
- B3 Notice of places where register of members, register of debenture holders, register of directors' and secretary's interests in shares and debentures, and directors' service contracts/memoranda are kept
- B4/G1 Notice of increase in authorised capital
- B5 Return of allotments (increase in issued share capital)
- B10 Notice of change of directors or secretaries or in their particulars

CRO address When you have completed and signed the form, please send with the prescribed fee to the Registrar of Companies at:
Parnell House, 14 Parnell Square, Dublin 1
DX 145001 Parnell House

Please *carefully* study the explanatory notes overleaf. A Form B1 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B1, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

LAR BRADSHAW

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Name of Company	Incorporated	Registration Number
Dublin Dockland Development Authority	Ireland	Semi State Body
Aras Slainte Limited	Ireland	350611
Project Orbis (Ireland) Limited	Ireland	411144
Anglo Irish Bank Corporation plc	Ireland	22045

Thomas Browne

LIST OF DIRECTORSHIPS

Particulars of Directorships in accordance with Section 45 (3(c) of the Companies (Amendment) (No.2) Act 1999

Business Name	Country Registered	Company Number
Anglo Irish Bank Corporation Plc	Ireland	22045
Anglo Irish Capital Partners Ltd	Ireland	369677
Anglo Irish Assurance Company Ltd	Ireland	336075
Anglo Irish Asset Management Ltd	Ireland	104923
Anglo Irish Nominees Limited	Ireland	170178
Pegasus Nominees Limited	Ireland	16086
Anglo Irish Bank Limited	Ireland	21795
Anglo-Irish Bank (Nominees) Ltd	Ireland	44430
Anglo Irish International Finance	Ireland	104412
Anglo Irish Bank ESOP Limited	Ireland	312112
Anglo Irish Financial Services Ltd	Ireland	138992
Anglo Irish International Financial Services Limited	Ireland	167368
Ansbacher Bankers Limited	Ireland	13234
Buyway Group Limited	Ireland	22768
C.F Limited	Ireland	58312
Fitzwilliam Leasing Limited	Ireland	34273
Geranth Limited	Ireland	22732
IBOC Limited	Ireland	17042
Irish Buyway Limited	Ireland	11452
Modify 5 Limited	Ireland	64851
Pagnol Limited	Ireland	176619
Pegasus Nominees Limited	Ireland	16086
Sparta Financial Services	Ireland	364614
Aragone Financial Services Limited	Ireland	369222
Anglo Irish Corporate Bank Limited	Ireland	79914
Tincorra Investments Limited	Ireland	342919
Irish Youth Foundation	Ireland	105853

FINTAN DRURY

LIST OF DIRECTORSHIPS

Current Directorships

Name of Company	Registration Number
Anglo Irish Bank Corporation plc	22045
Paddy Power plc (Chairman)	16956
Compupharma Limited	8278326F
Cappagrove Limited	297411
The RTE Authority (Chairman)	Semi State Body
Platinum One Limited	196067
Eurocart (Ireland) Limited	304723
Dolphin Trolleys Limited	314657
Global Venues Limited	407227
Andy Black Poker Limited	413916

Past Directorships

Sage Media Group Limited	6343060
DEA Limited	312953
ESRAS Films Limited	261074
Drury Communications Limited	139459
Dolphin Trolleys Limited	314657
Drury Sports Management Limited	196067
Drury Hospitality Limited (Dissolved)	318580
Truro Limited	315508
Maynooth University Foundation Limited	308957
Drury Communications (Northern Ireland) Limited	NI 30180

LIST OF DIRECTORSHIPS

SEAN PATRICK FITZPATRICK

(Maintained pursuant to Section 51 of the Companies Act 1990)

Name of Company	Incorporated	Registration Number
Anglo Irish Bank Corporation plc	Ireland	22045
Aerlingus Group Public Limited	Ireland	211168
Aerlingus Limited	Ireland	9215
Duneast Limited	Ireland	160281
Santain Developments Limited	Ireland	11804
Greencore Group Plc	Ireland	170116
DSM International Limited	Intl. Sports Events Organiser	
The Lithographic Group Limited	Ireland	42702
Winstone Publishing Limited	Ireland	127175
Visitor Publications Limited	Ireland	130197
Solitude Limited	Ireland	224561
Lithographic Finance	Ireland	163562
Mac Communications Limited	Ireland	125910
Lithographic Web Press Limited	Ireland	370564
Dublin Dockland Development Authority	Semi State Body	
Singer & Friedlander Total Asset Management Ltd.	Ireland	197271
Business In The Community Limited	Ireland	338442
Foilseachn Na Rosann Teoranta	Ireland	121505
Various Funds of which I am a director	UK	
The Phillippe Fund Plc	Ireland	358015

UNITED KINGDOM

Anglo Irish Finance Ltd	England	2826354

AUSTRIA

Business Name	Date Joined
Anglo Irish Bank (Austria) A.G	17 January 1995
AIBC Holding AG	2 February 1999

PAST DIRECTORSHIPS

Company Name	Incorporated	Registration Number
Singer & Friedlander Investment Funds Ltd	Ireland	198539
Singer & Friedlander "Roll-Up" Funds plc	Ireland	245116
Anglo Irish Asset Finance plc	England	297727
Anglo Irish Leasing Ltd	England	1794033
CDB Investment Ltd	England	1013923
CDB (U.K.) Ltd	England	1776304
Finance 2000	England	2410530
IFT Nominees Ltd	England	1906529
Industrial Funding Trust	England	2449706
Sutherland Finance and Leasing plc	England	2369548
Irbanco Nominees Ltd ***(Dissolved)***	Ireland	59060
Kesdale Freight Ltd ***(Dissolved)***	Ireland	158148
Modify 1 Ltd ***(Dissolved)***	Ireland	104088
Modify 3 Ltd***(.Dissolved)***	Ireland	149704
Modify 6 Ltd***(.Dissolved)***	Ireland	55175
Modify 7 Ltd***(Dissolved)***	Ireland	152001
Modify 8 Ltd***(Dissolved***	Ireland	43667
Modify 9 Ltd***(Dissolved)***	Ireland	23369
Anglo Irish Assurance Company Ltd	Ireland	336075
Anglo Irish Asset Management Ltd	Ireland	104923
Anglo Irish Nominees Limited	Ireland	170178
Anglo Irish Bank Limited	Ireland	21795
Anglo-Irish Bank (Nominees) Ltd	Ireland	44430
Anglo Irish International Finance	Ireland	104412
Anglo Irish Bank ESOP Limited	Ireland	312112
Anglo Irish Financial Services Ltd	Ireland	138992
Anglo Irish International Financial Services Limited	Ireland	167368
Ansbacher Bankers Limited	Ireland	13234
Buyway Group Limited	Ireland	22768
C.F Limited	Ireland	58312
Fitzwilliam Leasing Limited	Ireland	34273
Geranth Limited	Ireland	22732
IBOC Limited	Ireland	17042
Irish Buyway Limited	Ireland	11452
Modify 5 Limited	Ireland	64851
Pagnol Limited	Ireland	176619
Pegasus Nominees Limited	Ireland	16086
Aragone Financial Services Limited	Ireland	369222
Anglo Irish Corporate Bank Limited	Ireland	79914
Sparta Financial Services	Ireland	364614
S&T Fitzpatrick	Ireland	355723

ANNE HERATY

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Current Directorships

Name of Company	Incorporated	Registration Number
Anglo Irish Bank Corporation Plc	Ireland	22045
Bord Na Mona Plc	Ireland	297717
CPL Resources plc	Ireland	287278
Medical Recruitment Specialists Limited	Ireland	327484
CPL Solutions Limited	Ireland	241247
Careers Register Limited	Ireland	243339
Tech Skills Resources Limited	Ireland	287179
Computer Placement Limited	Ireland	156852
Multiflex Limited	Ireland	30380
Broadreach Consultancy Services Limited	Ireland	398644
Occipital Limited	Ireland	400182
Forás	Ireland	
The University of Maynooth	Ireland	

Past Directorships

Name of Company	Incorporated	Registration Number
Team Educational Theatre Limited	Ireland	57487
The Irish Brain Research Foundation	Ireland	113284

MICHAEL DESMOND JACOB

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Current Directorships

Name of Company	Incorporated	Registration Number
Business Electronic Equipment Ltd	Ireland	038222
Alfred Beint Foundation		54656
Errigal Eisc. Teo		
Healy Manufacturing Ltd	Ireland	140265
Irish Property and Land Group Ltd	Ireland	
Lett Group Ltd	Ireland	140153
SIAC Holdings Limited	Ireland	3997
Identigen Limited	Ireland	257418
Wheelhouse Energy Limited	Ireland	383491
Tungusta Limited	Ireland	
Linum Ltd	I.O.M.	

Past Directorships

Name of Company	Incorporated	Registration Number
Dublin District Milk Board	Ireland	
Guaranteed Irish Ltd	Ireland	
Macroom Carpets Ltd	Ireland	
Skibbereen Fish Company Ltd		178526
Seaspary Limited		
National Gallery of Ireland		
FAS	Ireland	
Freshland Foods Ltd	Ireland	172058
Celtic Seafoods Ltd	Ireland	103202

WILLIAM MCATEER

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

COMPANY NAME	INCORPORATED	NUMBER
Volkswagen Insurance Company Ltd	Ireland	182332
Fastrock Holding Company	Ireland	226281
Volkswagen Investments Ltd.	Grand Cayman	
Hellerup Finance International	Ireland	175652
Cluny Limited	Ireland	289133
Bouquet Limited	Ireland	255935
Credit Institutions Ombudsman of Ireland Limited	Ireland	166320
Yeoman International Group Limited	Ireland	130385
Tyco International Finance Ireland	Ireland	220839

GARY MCGANN

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Number	Company Name	Place of Incorporation	Appointed	Resigned
22045	Anglo Irish Bank Corporation plc	Ireland	28/01/04	
46806	AON MacDonagh & Boland Group Ltd	Ireland	26/02/99	
87870	Beech Hill Pension Trustees Ltd	Ireland	19/11/98	09/05/03
55866	Belgray Holdings	Ireland	19/11/98	21/02/00
EC11095	Belguard Insurance Ltd	Bermuda	11/12/98	21/02/00
22461	Bessliton Holdings Ltd	Gibraltar	08/03/99	21/02/00
24054	Borden Properties Ltd	Gibraltar	28/01/99	21/02/00
90.300.406	Carton de Colombia S.A.	Colombia	10/03/99	
00005666-8	Carton de Venezuela S.A.	Venezuela	22/03/99	
EC12616	Fibras Ltd	Bermuda	11/12/98	21/02/00
34838	Gillridge Holdings Ltd	Gibraltar	28/01/99	21/02/00
39529	Iona Print Ltd	Ireland	19/11/98	21/02/00
862880166	Irish America Inc.	United States	18/04/00	
727313031	Irish Tribune Inc.	United States	18/04/00	
357957	Jefferson Kappa Group Ltd	Ireland	03/09/02	
358039	JSG Acquisitions	Ireland	03/09/02	
357958	JSG Funding plc	Ireland	03/09/02	
380541	JSG Holdings Ltd	Ireland	19/01/04	
380620	JSG Packaging Ltd	Ireland	19/01/04	
EC17864	L.A. Services Ltd	Bermuda	11/12/98	21/02/00
F5164	Leefung-Asco Printers Holdings Ltd	Bermuda	12/02/01	29/07/03
370564	Lithographic Web Press Ltd	Ireland	05/08/03	
15529	Masser Waterford Ironfounders plc	Ireland	19/11/98	19/12/00
EC17064	S.A. Services Ltd	Bermuda	11/12/98	21/02/00
EC13340	S.C. Ltd	Bermuda	11/12/98	21/02/00
24057	S.G.H. Ltd	Gibraltar	28/01/99	21/02/00
EC11114	S.I. Holdings Ltd	Bermuda	11/12/98	21/02/00
EC11115	S.M. Finance Ltd	Bermuda	11/12/98	21/02/00
34837	Sandlee Investments Ltd	Gibraltar	28/01/99	21/02/00
177324	Smurfit Capital	Ireland	19/11/98	21/02/00
239631	Smurfit Capital Funding Ltd	Ireland	19/11/98	21/02/00
224165	Smurfit Capital Leasing	Ireland	19/11/98	21/02/00
8610	Smurfit Packaging Corporation Limited	Ireland	28/01/00	
88814	Smurfit Services Limited	Ireland	19/11/98	
139531	The Kildare Hotel & Country Club Limited	Ireland	07/04/00	
212805	Smurfit Ireland Pension Trustees Limited	Ireland	16/07/00	
2263	Smurfit Ireland Limited	Ireland	19/11/98	13/06/03
9401	Dublin Airport Authority Plc	Ireland	01/10/04	
306274	Balcuik Limited	Ireland	30/05/05	
259534	Atrium Property Developments Limited	Ireland	30/05/05	

DECLAN QUILLIGAN

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Name of Company	Company Number	Incorporated
CDB (UK) Limited	1776304	England
Anglo Irish Asset Finance plc	3091082	England
Anglo Irish Property Lending Limited	3504721	England

EDMOND FRANCIS SULLIVAN

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

Current Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Ceased
Greencore Group plc	170116	Ireland	Foodstuffs	11 Mar 02	
McInerney Holdings plc	253811	Ireland			
Anglo Irish Bank Corporation plc	22045	Ireland	Financial Institution		
Gaisce – The Presidents Award	251020	Ireland		13 Jan 02	

Past Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Ceased
Athenian Distillers - Ioannis Kaloyannis AE	2554/02/b/86179	Greece	Spirits	3 Jul 95	18 Aug 97
Better brands Ltd A/S	29072	Denmark	Spirits	21 Sep 95	30 Sep 96
Cinzano Belgium S.A. NV	4829	Belgium	Spirits	25 Sep 95	13 Mar 97
Datong Company	212660	Ireland	Dairy	31 Mar 99	29 Sep 00
Dubliner Wines & Spirits Ltd	210387	Ireland	Spirits	10 Dec 93	2 Sep 96
Express Foods Group Ireland Ltd	22854	Ireland	Dairy	27 Sep 94	2 Sep 96
Gilbeys of Ireland Sales Ltd	112294	Ireland	Spirits	1 Jul 92	2 Sep 96
Glanbia plc	129933	Ireland	Dairy	4 Jan 99	Dec 2001
Glanbia Co-Operative Society Ltd	4928R	Ireland	Dairy	13 Apr 99	29 Jun 01
Glanbia Financial Services	221989	Ireland	Finance	31 Mar 99	29 Jun 01
Glanbia Foods Society Ltd	4964R	Ireland	Dairy	31 Mar 99	29 Jun 01
Glanbia Ingredients Society Ltd	4463R	Ireland	Dairy	31 Mar 99	29 Jun 01
Ingredientsnet.com (Holdings) Ltd	323104	Ireland	Dairy	24 May 00	29 Jun 01
Ingredientsnet.com Ltd	319872	Ireland	Dairy	24 May 00	29 Jun 01
International Distillers & Vintners IDB AB	556534-4172	Sweden	Spirits	5 Dec 96	16 Jan 98
International Distillers (India) Ltd	11-80795	India	Spirits	26 Jun 97	18 Mar 98
International Distillers & Vintners Middle East Sal	469	Lebanon	Spirits	11 Apr 97	2 Nov 98
International Distillers Korea Co Ltd		South Korea	Spirits	4 Mar 97	27 May 98
International Distillers Philippines Inc	146920	Philippines	Spirits	30 Apr 97	30 Jun 98
J.J. O'Darby Ltd	19915	Ireland	Spirits	7 Oct 91	2 Sep 96
Lamington Company	158790	Ireland	Spirits	13 May 94	2 Sep 96

N. Kaloyannis Bros AEBE	5083/02/b/86145	Greece	Spirits	3 Jul 95	18 Aug 97
Nangor Holdings	96977	Ireland	Spirits	13 May 94	2 Sep 96
R & J Emmet Ltd	67936	Ireland	Spirits	7 Oct 91	2 Sep 96
R & J Emmet (USA) Inc		USA	Spirits	5 Oct 96	30 Jun 98
R & A Bailey & Co.	49185	Ireland	Spirits	1 Nov 84	9 Jan 98
R & A Bailey Ltd	210386	Ireland	Spirits	10 Dec 93	2 Sep 96
S&E&A Metaxa ABE	6268/02/b/86153	Greece	Spirits	3 Jul 95	18 Aug 97
Schmid & Gassier S.A.		Switzerland	Spirits	22 Sep 95	18 Mar 98
Selviac Nederland B.V.	33158816	Netherlands	Spirits	1 Jul 94	1 Jul 95
Sileno Sociedade Distribuidora de Bebidas Limitada	500247803	Portugal	Spirits	1 Nov 94	30 Jun 98
Swift & Moore PTY Ltd	000 064 086	Australia	Spirits	15 Jul 97	30 Jun 98
Thomas Sheridan & Sons Ltd	210388	Ireland	Spirits	10 Dec 93	2 Sep 96
UDV Ireland Group	74337	Ireland	Spirits	1 Apr 88	9 Jan 98
UDV Operations Ireland Ltd	17306	Ireland	Spirits	1 Aug 90	2 Sep 96
United Distillers & Vintners (HP) Ltd	507652	England	Spirits	1 May 97	30 Jun 98
United Distillers & Vintners Belgium NV	327.651	Belgium	Spirits	1 Oct 95	13 Mar 97
United Distillers & Vintners Netherland B.V.	30048592	Netherlands	Spirits	1 Oct 95	28 Feb 97
United Distillers & Vintners S.A.	2393	Switzerland	Spirits	14 Nov 95	18 Mar 98
Vasilis Kaloyannis Distilleries-Touristic Business AS	8248/02/b/86260	Greece	Spirits	5 Jul 95	18 Aug 97

PATRICK WHELAN

LIST OF DIRECTORSHIPS

(Maintained pursuant to Section 51 of the Companies Act 1990)

CHARON Tomson Interiors Limited	Ireland	199936

4 April 2007



CRO
COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
04 APR 2007 5 0 9
COMPANIES REGISTRATION OFFICE

5576

Registration of a prospectus approved by IFSRA for issue by an Irish registered company
Investment Funds, Companies and Miscellaneous Provisions Act 2005
Section 38(1)(b) of S.I No. 324 of 2005 Prospectus (Directive 2003/71/EC) Regulations 2005

CRO receipt date stamp

Companies Acts 1963 to 2005

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

Company Number: 122045

Company Name: ANGLO IRISH BANK CORPORATION PLC

Date Approved by IFSRA: Day 30 Month 03 Year 2007

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature: A. Spratt   Date: 3/4/07

Surname: SPRATT   Forename(s): TONY

Position held: LISTING AGENT

Presenter details

Name	McCann Fitzgerald		
Address			
DX number		DX exchange	31
Telephone number		Fax number	
E-mail		Reference number	

Further information

CRO address When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1

DX 145001 Parnell House

Payment If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B18 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO

FURTHER INFORMATION ON COMPLETION OF FORM B18, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie



FINANCIAL REGULATOR
Rialtóir Airgeadais

PO Box No 9138
College Green,
Dublin 2, Ireland

T +353 1 410 4000
F +353 1 410 4900
www.financialregulator.ie

Mr Tony Spratt
McCann Fitzgerald Listing Services Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2

30 March 2007

Anglo Irish Bank Corporation plc - €2,000,000,000 Global Covered Bond Programme

Dear Mr Spratt

The Irish Financial Services Regulatory Authority (Financial Regulator) hereby approves the above Base Prospectus under Part 7 of the Prospectus (Directive 2003/71/EC) Regulations, 2005 (the Regulation) as having been drawn up in accordance with the Regulation and Commission Regulation No. 809/2004/EC.

The above Base Prospectus will be published in accordance with Part 8 of the Regulation on the website of the Financial Regulator. In accordance with Regulation 48 of the Regulation, where the above Base Prospectus is otherwise published, the text and format must at all times be identical to the original version approved by the Financial Regulator and published on its website.

Yours sincerely

Louise Campbell

Louise Campbell
Markets Supervision Department

We certify that the within has been compared with and is a true copy of the original / a certified copy.

Signed: A. Spratt

Date: 3/4/07 Ref:

McCann FitzGerald
Riverside One
Sir John Rogerson's Quay, Dublin 2

IMPORTANT NOTICE

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR TO ANY PERSON OR ADDRESS IN THE U.S.

IMPORTANT: You must read the following before continuing. The following applies to the offering circular following this page, and you are, therefore, advised to read this carefully before reading, accessing or making any other use of the offering circular. In accessing the offering circular, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access.

NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION AND THE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE U.S. OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE OR LOCAL SECURITIES LAWS.

THE FOLLOWING OFFERING CIRCULAR MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, MAY NOT BE FORWARDED TO ANY U.S. PERSON OR TO ANY U.S. ADDRESS. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

Confirmation of your Representation: In order to be eligible to view this offering circular or make an investment decision with respect to the securities, investors must not be a U.S. person (within the meaning of Regulation S under the Securities Act). By accepting the e-mail and accessing this offering circular, you shall be deemed to have represented to us that you are not a U.S. person; the electronic mail address that you have given to us and to which this e-mail has been delivered is not located in the U.S., its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any State of the United States or the District of Columbia; and that you consent to delivery of such offering circular by electronic transmission.

You are reminded that this offering circular has been delivered to you on the basis that you are a person into whose possession this offering circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this offering circular to any other person.

The materials relating to the offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.

Under no circumstances shall this offering circular constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This offering circular may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

This offering circular has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently neither the Issuer, ABN AMRO Bank N.V. nor Calyon S.A., nor any person who controls it nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the offering circular distributed to you in electronic format and the hard copy version available to you on request from ABN AMRO Bank N.V. or Calyon S.A.

Anglo Irish Bank Corporation plc
(acting through its UK Branch)

(incorporated in Ireland)

€2 billion

Global Covered Bond Programme

unconditionally and irrevocably guaranteed as to payments of principal and interest by

Anglo Irish Covered Bonds LLP

(a limited liability partnership incorporated in England and Wales)

Under this €2 billion covered bond programme (the **Programme**), Anglo Irish Bank Corporation plc (acting through its UK Branch (the **Issuer**)) may from time to time issue bonds (the **Covered Bonds**) denominated in any of euro, $, £, JPY or CHF as agreed between the Issuer and the relevant Dealer(s) (as defined below). The price and amount of the Covered Bonds to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Anglo Irish Covered Bonds LLP (the **LLP**) has guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over its beneficial interest in the Portfolio (as defined below) and its other assets. Recourse against the LLP under its guarantee is limited to the LLP's beneficial interest in the Portfolio and such assets.

Covered Bonds will be issued in bearer form. The maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme will not exceed €2 billion (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Covered Bonds may be issued on a continuing basis to one or more of the Dealers specified under *Summary of the Programme* and any additional Dealer appointed under the Programme from time to time by the Issuer (each, a **Dealer** and together, the **Dealers**), which appointment may be to a specific issue or on an ongoing basis. References in this Offering Circular to the relevant **Dealers** shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds.

See *Risk Factors* on page 24 of this Offering Circular for a discussion of certain factors to be considered in connection with an investment in the Covered Bonds.

This Offering Circular constitutes a Base Prospectus for the purposes of Directive 2003/71/EC of European Parliament and of the Council of 4 November 2003 (the **Prospectus Directive**) and the relevant Irish laws for giving information with regard to the issue of the Covered Bonds under the Programme during the period of twelve months after the date of this Offering Circular. References throughout this document to **Offering Circular** shall be taken to read **Base Prospectus** for such purpose. Application has been made to the Irish Financial Services Regulatory Authority (the **Financial Regulator**), as Irish competent authority under the Prospectus Directive, for this Offering Circular to be approved as a Base Prospectus in compliance with the Prospectus Directive. Such approval relates only to Covered Bonds which are to be admitted to trading on the regulated market of the Irish Stock Exchange Limited (the **Irish Stock Exchange**) or any other regulated market for the purposes of Directive 93/22/EEC of 10 May 1993 or which are to be offered to the public in any member state of the European Economic Area. Application has been made to the Irish Stock Exchange for such Covered Bonds to be admitted to the Official List and to trading on its regulated market. References in this Offering Circular to Covered Bonds being listed (and all related references) shall mean that such Covered Bonds have been admitted to trading on the regulated market of the Irish Stock Exchange and have been admitted to the Official List. Notice of the aggregate nominal amount of Covered Bonds, interest (if any) payable in respect of Covered Bonds, the issue price of Covered Bonds and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under Terms and Conditions of the Covered Bonds) of Covered Bonds will be set out in a separate document containing the final terms for that Tranche (**Final Terms**) which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading on its regulated market by the Irish Stock Exchange, will be delivered to the Irish Stock Exchange on or before the date of issue of such Tranche of Covered Bonds.

The Programme provides that Covered Bonds may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or regulated or unregulated markets as may be agreed between the Issuer, the LLP, the Bond Trustee (as defined below) and the relevant Dealer(s). The Issuer may also issue unlisted Covered Bonds and/or Covered Bonds not admitted to trading on any regulated or unregulated market.

The Covered Bonds and the Covered Bond Guarantee (as defined below) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **Securities Act**). The Covered Bonds are in bearer form and are subject to U.S. tax law requirements. Subject to certain exceptions, the Covered Bonds may not be offered, sold or delivered within the United States or to U.S. persons. *Form of the Covered Bonds* for a description of the manner in which Covered Bonds will be issued.

The Issuer and the LLP may agree with any Dealer and the Bond Trustee that Covered Bonds may be issued in a form not contemplated by the Terms and Conditions of the Covered Bonds herein, in which event (in the case of Covered Bonds admitted to the regulated market of the Irish Stock Exchange only) a supplementary prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Covered Bonds.

The Covered Bonds issued under the Programme are expected on issue to be assigned an "Aaa" rating by Moody's Investors Service Limited. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

The Covered Bonds are not issued under the Irish Asset Covered Securities Act, 2001 and do not have the benefits or protections available to securities issued under such legislation.

Arranger for the Programme

ABN AMRO

Dealers

ABN AMRO . Calyon S.A.

The date of this Offering Circular is 30 March 2007

For the purposes of part 6 of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the **Irish Prospectus Regulations**), each of the Issuer and the LLP accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer and the LLP (having taken all reasonable care to ensure that such is the case), such information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information. This declaration is included in this Offering Circular in compliance with item 1.2 of annex XI to Commission Regulation (EC) No 809/2004 of 29 April 2004 (the **EU Prospectus Regulation**).

Upon approval of this Offering Circular by the Financial Regulator, this Offering Circular will be filed with the Registrar of Companies in Ireland in accordance with regulation 38(b) of the Irish Prospectus Regulations.

Copies of each set of Final Terms (in the case of Covered Bonds to be listed on the Official List and to be admitted to trading on the regulated market of the Irish Stock Exchange or the subject of a public offer in Ireland) will be available from the registered office of the Issuer and delivered to the Irish Stock Exchange and (in the case of Covered Bonds to be admitted to the Official List and also all unlisted Covered Bonds) from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see *Documents Incorporated by Reference* below). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular.

The information contained in this Offering Circular was obtained from the Issuer and other sources, but no assurance can be given by the Arranger, the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of this information. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Arranger, the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer and the LLP in connection with the Programme. Neither the Arranger nor the Dealers nor the Bond Trustee nor the Security Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer and the LLP in connection with the Programme.

No person is or has been authorised by the Issuer, the LLP, Anglo Irish Asset Finance plc (AIAF), the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee to give any information or to make any representation not contained in this Offering Circular or any other information supplied in connection with the Programme or the Covered Bonds and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the LLP, the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Covered Bonds (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the LLP, any of the Originators, any of the Originator Trustees, the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Covered Bonds should purchase any Covered Bonds. Each investor contemplating purchasing any Covered Bonds should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the LLP. Neither this Offering Circular nor any other information supplied in

connection with the Programme or the issue of any Covered Bonds constitutes an offer or invitation by or on behalf of the Issuer, the LLP, any of the Originators, any of the Originator Trustees, the Arranger, any of the Dealers, the Bond Trustee or the Security Trustee to any person to subscribe for or to purchase any Covered Bonds.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Covered Bonds shall in any circumstances imply that the information contained herein concerning the Issuer and/ or the LLP and/or any of the Originators and/or any of the Originator Trustees is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers, the Arranger, the Bond Trustee and the Security Trustee expressly do not undertake to review the financial condition or affairs of the Issuer, the LLP, any of the Originators or any of the Originator Trustees during the life of the Programme or to advise any investor in the Covered Bonds of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Covered Bonds.

The Covered Bonds being in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations (see *Subscription and Sale* below). Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Covered Bonds in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Covered Bonds may be restricted by law in certain jurisdictions. The Issuer, the LLP, the Arranger, the Dealers, the Bond Trustee and the Security Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Covered Bonds may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the LLP, the Arranger, the Dealers, the Bond Trustee or the Security Trustee which would permit a public offering of any Covered Bonds or distribution of this Offering Circular in any jurisdiction where action for that purpose is required save for application for approval by the Financial Regulator (as the competent authority in Ireland for the purposes of the Prospectus Directive and relevant Irish laws) as a base prospectus compliant with the Prospectus Directive and relevant Irish laws. Accordingly, no Covered Bonds may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Covered Bonds may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Covered Bonds. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Covered Bonds in Ireland, the United States, the United Kingdom, Japan and the Republic of Italy, see *Subscription and Sale and Transfer and Selling Restrictions* below.

All references in this document to Sterling, GBP and £ refer to the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland, references to euro and € refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to U.S. Dollars and $ refer to United States dollars, references to CHF refer to Swiss franc and references to Yen, JPY and ¥ refer to Japanese Yen.

In connection with the issue of any Tranche of Covered Bonds, the Dealer or Dealers (if any) named as the stabilising manager(s) (or persons acting on behalf of any stabilising manager(s)) in the applicable Final Terms may over-allot Covered Bonds (provided that, in the case of any Tranche of Covered Bonds to be admitted to trading on the regulated market of the Irish Stock Exchange, the aggregate principal amount of Covered Bonds allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Covered Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilising manager(s) (or persons acting on behalf of a stabilising manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Covered Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Covered Bonds and 60 days after the date of the allotment of the relevant Tranche of Covered Bonds.

In making an investment decision, investors must rely on their own examination of the Issuer and the LLP and the terms of the Covered Bonds being offered, including the merits and risks involved. The Covered Bonds have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Offering Circular or confirmed the accuracy or determined the adequacy of the information contained in this Offering Circular. Any representation to the contrary is unlawful.

None of the Dealers, the Arranger, the Issuer, the LLP, the Security Trustee or the Bond Trustee makes any representation to any investor in the Covered Bonds regarding the legality of its investment under any applicable laws. Any investor in the Covered Bonds should be able to bear the economic risk of an investment in the Covered Bonds for an indefinite period of time.

Capitalised terms used in this document, unless otherwise indicated, have the meanings set out in this document. A glossary of defined terms appears at the back of this document – see *Glossary* below.

TABLE OF CONTENTS

SUPPLEMENTAL BASE PROSPECTUS

If at any time the Issuer shall be required to prepare a supplementary prospectus pursuant to regulation 51 of the Irish Prospectus Regulations, the Issuer will prepare and make available an appropriate amendment or supplement to this Offering Circular or a further prospectus shall constitute a supplementary prospectus as required by the Financial Regulator and such regulation 51.

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Programme there is a significant new factor, material mistake or inaccuracy relating to the information contained in this Offering Circular which is capable of affecting the assessment of any Covered Bonds and whose inclusion in or removal from this Offering Circular is necessary, for the purpose of allowing an investor to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, and the rights attaching to the Covered Bonds, the Issuer shall prepare an amendment or supplement to this Offering Circular or prepare a replacement prospectus for use in connection with any subsequent offering of the Covered Bonds.

DOCUMENTS INCORPORATED BY REFERENCE

The audited consolidated annual accounts of the Issuer and its subsidiaries for the years ended 30 September 2005 and 30 September 2006 which have previously been published or are published simultaneously with this Offering Circular and have been submitted to and filed with the Financial Regulator and/or the Irish Stock Exchange shall be deemed to be incorporated in, and to form part of, this Offering Circular save that any statement contained herein or any of the documents incorporated by reference in, and forming part of, this Offering Circular shall be deemed to be modified or superseded for the purpose of this Offering Circular, provided that any modifying or superseding statement is made by way of an annual information update or supplements to this Offering Circular pursuant to Articles 10 and 16 respectively of the Prospectus Directive. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

Documents that are themselves incorporated by reference in any of the documents incorporated by reference above shall not be incorporated in, or form part of, this Offering Circular.

The Issuer and the LLP will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Written requests for such documents should be directed either to the Issuer, Anglo Irish Bank Corporation plc acting through its UK Branch, 10 Old Jewry, London EC2R 8DN, and marked for the attention of the UK Finance Director, or (as applicable) the LLP, at its office set out at the end of this Offering Circular.

The Issuer and the LLP have each undertaken to the Dealers in the Programme Agreement to comply with the Irish Prospectus Regulations and the other Prospectus Rules. In the event that a supplementary prospectus is produced pursuant to such undertaking, a copy of such supplementary prospectus will accompany this Offering Circular.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as so modified or amended, inaccurate or misleading or, in the event of any material mistake or inaccuracy which is capable of affecting the assessment of any Covered Bonds, a supplement to this Offering Circular or a new offering circular will be prepared for use in connection with any subsequent issue of Covered Bonds.

TRANSACTION OVERVIEW

This Transaction Overview must be read as an introduction to this Offering Circular and any decision to invest in any Covered Bonds should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to either Responsible Person in such Member State in respect of this Transaction Overview, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before the legal proceedings are initiated.

Words and expressions defined elsewhere in this Offering Circular shall have the same meanings in this summary. A glossary of certain defined terms used in this document is contained at the end of this Offering Circular.

Structure Diagram



Anglo Irish Bank Corporation plc (UK Branch)
Anglo Irish Asset Finance plc
Original Originators
Original Originator Trustees
Trust Payments
Loans and security (trust)
Anglo Irish Covered Bonds LLP
LLP
Covered Bond Guarantee
Deed of Charge
Inter-company Loan
Repayment of Intercompany Loan (subordinated)
Anglo Irish Bank Corporation plc (UK Branch)
Issuer
Covered Bond Guarantee
Security Trustee
Covered Bond proceeds
Payments on Covered Bond
Covered Bondholders

Structure Overview

- *Covered Bond Programme* (the **Programme**): Under the terms of the Programme, the Issuer will issue Covered Bonds to holders of the Covered Bonds on each Issue Date. The Covered Bonds will be direct, unsecured and unconditional obligations of the Issuer.

- *Covered Bond Guarantee*: Under the terms of the Trust Deed, the LLP has provided a guarantee as to payments of interest and principal under the Covered Bonds. The LLP has agreed to pay an amount equal to the Guaranteed Amounts when the same shall become Due for Payment but which are unpaid by the Issuer. The obligations of the LLP under the Covered Bond Guarantee constitute direct and (following the service of a Notice to Pay on the LLP or, if earlier, (i) the occurrence of Automatic Issuer Acceleration or (ii) the service on the Issuer and the LLP of an LLP Acceleration Notice) unconditional obligations of the LLP, secured as provided in the Deed of Charge. The Bond Trustee will be required to serve a Notice to Pay on the LLP following the occurrence of (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice (except that an Issuer Acceleration Notice is not required to be served in respect of an event triggering Automatic Issuer Acceleration). An LLP Acceleration Notice may be served by the Bond Trustee on the Issuer and the LLP following the occurrence of an LLP Event of Default.

  If an LLP Acceleration Notice is served, the Covered Bonds will become (if not already due and repayable as against the Issuer following service of an Issuer Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) immediately due and repayable as against the Issuer and the LLP's obligations under the Covered Bond Guarantee will be accelerated. Payments made by the LLP under the Covered Bond Guarantee will be made subject to, and in accordance with, the Guarantee Priority of Payments or the Post-Enforcement Priority of Payments, as applicable.

- *Security*: To secure its obligations under the Covered Bond Guarantee and the Transaction Documents to which it is a party, the LLP has granted security over the Charged Property (which consists principally of the LLP Interest in the Portfolio (subject to the Originator Trusts), the Substitution Assets, the LLP's rights under the Transaction Documents to which it is a party, the LLP Accounts, the Excess Proceeds and the Authorised Investments) in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors) pursuant to the Deed of Charge.

- *Issuer Acceleration:* As against the Issuer (but not, for the avoidance of doubt, as against the LLP under the Covered Bond Guarantee) each Covered Bond of each Series shall immediately become due and repayable upon (i) the service of an Issuer Acceleration Notice by the Bond Trustee after the occurrence of an Issuer Event of Default or (ii) the occurrence of an event triggering Automatic Issuer Acceleration. Upon the Covered Bonds becoming immediately due and repayable as against the Issuer, the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee described above (but subject to the service of a Notice to Pay on the LLP, except in case of an event triggering Automatic Issuer Acceleration). All moneys received by the Bond Trustee from the Issuer or any receiver, liquidator, administrator, examiner or other similar official appointed in relation to the Issuer following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of a Notice to Pay shall be considered Excess Proceeds and shall be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of all Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in a blocked account in the name of the LLP held with the Account Bank (the **Excess Proceeds Account**).

- *Intercompany Loan Agreement*: Under the terms of the Intercompany Loan Agreement, the Issuer will make Term Advances to the LLP in an amount equal to the Principal Amount Outstanding on the Issue Date of each Series or, as applicable, Tranche of Covered Bonds. Payments by the Issuer of

amounts due under the Covered Bonds are not conditional upon receipt by the Issuer of payments from the LLP pursuant to the Intercompany Loan Agreement. Amounts owed by the LLP under the Intercompany Loan Agreement will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee.

- *The proceeds of Term Advances*: The LLP will use the proceeds of the Term Advances received under the Intercompany Loan Agreement from time to time (if not denominated in Sterling, after swapping the same into Sterling under the relevant Covered Bond Swap Agreement): (i) to make a payment to become the holder of a fixed undivided 100 per cent. beneficial interest in the Initial Portfolio and each New Portfolio, consisting of Loans and their Related Security, from the relevant Originator pursuant to a declaration of trust in accordance with the terms of the Originator Trust Deed (the **LLP Interest**); and/or (ii) to invest in Substitution Assets and Authorised Investments in an amount not exceeding the prescribed limit; and/or (iii) (subject to no Breach Notice having been served which has not been revoked (as described below)) to make a Capital Distribution to a Member; and/or (iv) if an existing Series or Tranche, or part of an existing Series or Tranche, of Covered Bonds is being refinanced (by the issue of a further Series or Tranche of Covered Bonds), to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or (v) to make a deposit of all or part of the proceeds in the GIC Account. To protect the value of the Portfolio subject to the Originator Trusts under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) will be obliged to ensure that, for so long as Covered Bonds remain outstanding, the Portfolio satisfies the Asset Coverage Test and the Portfolio Criteria (as described below) on each Calculation Date prior to the service of a Notice to Pay or if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of an LLP Acceleration Notice.

- *Payments*: Under the terms of the Originator Trust Deed, the amount to be paid by the LLP to the relevant Originator for becoming the holder of a beneficial interest created by the declaration of trust over its Loans and their Related Security in favour of the LLP absolutely on any Trust Date will be a combination of (i) a cash payment paid by the LLP to that Originator and/or (ii) that Originator being treated as having made a Capital Contribution in Kind to the LLP (in an amount corresponding to the difference between the True Balance of such Loans of that Originator as at the relevant Trust Date and the cash payment (if any) paid by the LLP) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP and (iii) Deferred Payments (the latter to be paid in accordance with the relevant Priority of Payments).

- *Cashflows*: Prior to service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice on the LLP and prior to the occurrence of an event triggering Automatic Issuer Acceleration, the LLP will:

    - apply Available Revenue Receipts to pay interest due on the Term Advances (the proceeds of which the Issuer may apply to pay interest due on the Covered Bonds) and to pay Deferred Payments to the relevant Originator pursuant to the terms of the Originator Trust Deed. However, these payments will only be made after payment of certain items ranking higher in the Pre-Acceleration Revenue Priority of Payments (including, but not limited to, certain expenses and amounts due to the Interest Rate Swap Provider and the Covered Bond Swap Providers). For further details of the Pre-Acceleration Revenue Priority of Payments, see *Cashflows* below; and

    - apply Available Principal Receipts towards making Capital Distributions to the Members but only after payment of certain items ranking higher in the Pre-Acceleration Principal Priority of Payments (including, but not limited to, acquiring a beneficial interest in New Loans and their Related Security over which a trust is offered to be declared by the relevant Originator

in favour of the LLP absolutely and repaying principal due on Term Advances). For further details of the Pre-Acceleration Principal Priority of Payments, see *Cashflows* below.

Following service on the LLP of a Breach Notice (which has not been revoked) but prior to service of a Notice to Pay or an LLP Acceleration Notice and prior to the occurrence of an event triggering Automatic Issuer Acceleration, the LLP will continue to apply Available Revenue Receipts and Available Principal Receipts as described above, except that, whilst any Covered Bonds remain outstanding:

- in respect of Available Revenue Receipts, no further amounts will be paid to the Issuer under the Intercompany Loan Agreement, towards any indemnity amount due to the Members pursuant to the LLP Deed or any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement, towards any Deferred Payments or towards any profit for the Members' respective interests in the LLP (but payments will, for the avoidance of doubt, continue to be made under the relevant Swap Agreements); and

- in respect of Available Principal Receipts, no payments will be made other than into the GIC Accounts after exchange (if required) in accordance with the relevant Covered Bond Swap (see *Cashflows* below).

Following service on the LLP of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration (but prior to an LLP Event of Default and service of an LLP Acceleration Notice on the LLP), the LLP will use all monies (other than Third Party Amounts) to pay Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment subject to paying certain higher ranking obligations of the LLP in the Guarantee Priority of Payments. In such circumstances, the Members of the LLP, including the Originators, will only be entitled to receive any remaining income of the LLP after all amounts due under the Covered Bond Guarantee in respect of the Covered Bonds have been paid in full or have otherwise been provided for.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP, the Covered Bonds will become immediately due and repayable and the Bond Trustee will then have a claim against the LLP under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount in respect of each Covered Bond together with accrued interest and any other amounts due under the Covered Bonds (other than additional amounts payable by the Issuer under Condition 7) and the security created by the LLP over the Charged Property will become enforceable. Any moneys recovered by the Security Trustee from realisation of the Charged Property following enforcement of the Security created by the LLP in accordance with the Deed of Charge will be distributed according to the Post-Enforcement Priority of Payments as to which, see *Cashflows* below.

- *Asset Coverage*: The Programme provides that the assets of the LLP are subject to an Asset Coverage Test in respect of the Covered Bonds. Accordingly, for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred, the LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date, the Adjusted Aggregate Asset Amount will be in an amount at least equal to the Sterling equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Asset Coverage Test will be tested by the Cash Manager on each Calculation Date. A breach of the Asset Coverage Test on a Calculation Date which is not remedied on the immediately succeeding Cure Date will require the Bond Trustee to serve an Asset Coverage Test Breach Notice on the LLP. The Asset Coverage Test Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following service of an Asset Coverage Test Breach Notice, the Portfolio satisfies the Asset

Coverage Test and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering Automatic Issuer Acceleration has occurred.

If an Asset Coverage Test Breach Notice has been delivered and has not been revoked:

(a) the application of Available Revenue Receipts and Available Principal Receipts will be restricted;

(b) the LLP will be required to sell its beneficial interest in Selected Loans to the extent required to meet the Asset Coverage Test; and

(c) the Issuer will not be permitted to make to the LLP, and the LLP will not be permitted to borrow from the Issuer, any new Term Advances under the Intercompany Loan Agreement.

If an Asset Coverage Test Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Asset Coverage Test Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

- *Portfolio Criteria*: The Programme provides that the Loans in the Portfolio are subject to certain quality and diversity requirements, referred to as Portfolio Criteria. Accordingly, for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no Automatic Issuer Acceleration has occurred, the LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date, the Portfolio satisfies the Portfolio Criteria are. Compliance with the Portfolio Criteria will be tested by the Cash Manager on each Calculation Date. A breach of the Portfolio Criteria on a Calculation Date which is not remedied on the immediately succeeding Cure Date will require the Bond Trustee to serve a Portfolio Criteria Breach Notice on the LLP. The Portfolio Criteria Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following service of a Portfolio Criteria Breach Notice, the Portfolio satisfies the Portfolio Criteria and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering Automatic Issuer Acceleration has occurred.

If a Portfolio Criteria Breach Notice has been delivered and has not been revoked:

(a) the application of Available Revenue Receipts and Available Principal Receipts will be restricted;

(b) the LLP will be required to sell its beneficial interest in Selected Loans to the extent required to meet the Portfolio Criteria; and

(c) the Issuer will not be permitted to make to the LLP, and the LLP will not be permitted to borrow from the Issuer, any new Term Advances under the Intercompany Loan Agreement.

If a Portfolio Criteria Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Portfolio Criteria Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

- *Amortisation Test*: In addition, following service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration (but prior to service of an LLP Acceleration Notice) and for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date following the service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration, the Amortisation Test Aggregate Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds. The

Amortisation Test will be tested by the Cash Manager on each Calculation Date following the service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration. A breach of the Amortisation Test will constitute an LLP Event of Default, which will entitle the Bond Trustee to serve an LLP Acceleration Notice declaring the Covered Bonds immediately due and repayable and entitle the Security Trustee to enforce the Security over the Charged Property.

- *Extended obligations under the Covered Bond Guarantee*: An Extended Due for Payment Date will apply in relation to each Series of Covered Bonds. This means that if the Issuer fails to pay the Final Redemption Amount of the relevant series of Covered Bonds on the Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount of the relevant Series of Covered Bonds are not paid in full by the Extension Determination Date (for example because, following the service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, the LLP has insufficient moneys available in accordance with the Guarantee Priority of Payments to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount of the relevant Series of Covered Bonds) then payment of the unpaid amount pursuant to the Covered Bond Guarantee shall be automatically deferred (without an LLP Event of Default occurring as a result of such non-payment) and shall be due and payable 18 months later on the Extended Due for Payment Date (subject to any applicable grace period). However, any amount representing the Final Redemption Amount due and remaining unpaid on the Extension Determination Date may be paid by the LLP on any Interest Payment Date thereafter, up to (and including) the relevant Extended Due for Payment Date. Interest will continue to accrue on any unpaid amount during such extended period and be payable on the Original Due for Payment Date and on the Extended Due for Payment Date in accordance with Condition 4.

- *Servicing*: In their capacity as Servicers, Anglo Irish Bank Corporation plc (acting through its UK Branch) and Anglo Irish Asset Finance plc have entered into the Servicing Agreement with the Originators, the LLP, the Originator Trustees and the Security Trustee, pursuant to which each Servicer has agreed to provide administrative services in respect of the Loans and their Related Security over which the relevant Servicer (in its capacity as Originator) has declared a trust in favour of the LLP absolutely.

- *Non-applicability of Irish Asset Covered Securities Act, 2001*: The Covered Bonds are not issued under the Irish Asset Covered Securities Act, 2001 and do not have the benefits or protections given to securities issued under such legislation.

- *Further Information*: For a more detailed description of the transactions summarised above relating to the Covered Bonds see, amongst other relevant sections of this Offering Circular, *Brief outline of the Programme, Terms and Conditions of the Covered Bonds, Summary of the Principal Documents, Credit Structure, Cashflows* and *The Portfolio*, below.

Ownership Structure of Anglo Irish Covered Bonds LLP

- As at the Programme Date the Members of the LLP are the Originators and the Liquidation Member.
- A New Member may be admitted to the LLP, subject to meeting certain conditions precedent including, but not limited to, Rating Agency Confirmation.
- Other than in respect of those decisions reserved to the Members, the LLP Management Committee (comprised of, as at the Programme Date, directors and/or employees of the Originators and the Liquidation Member) will manage and conduct the business of the LLP and will have all the rights, power and authority to act at all times for and on behalf of the LLP.


Anglo Irish Covered Bonds Finance Limited
Liquidation Member
Anglo Irish Bank Corporation plc
(UK Branch)
Anglo Irish Asset Finance plc
Anglo Irish Covered Bonds LLP

Ownership Structure of the Liquidation Member

- As at the Programme Date, 80 per cent. of the issued share capital of the Liquidation Member is held by Anglo Irish Covered Bonds Finance (Holdings) Limited and 20 per cent. of the issued share capital of the Liquidation Member is held by Anglo Irish Bank Corporation plc (acting through its UK Branch).

- The entire issued capital of Anglo Irish Covered Bonds Finance (Holdings) Limited is held by Wilmington Trust SP Services (London) Limited as share trustee on trust for charitable purposes.



Wilmington Trust SP Services (London) Limited
Share Trustee
100% of shares held on trust for charitable purposes
Anglo Irish Bank Corporation plc (UK Branch)
Anglo Irish Covered Bonds Finance (Holdings) Limited
Holdings
20% of shares
80% of shares
Anglo Irish Covered Bonds Finance Limited
Liquidation Member

BRIEF OUTLINE OF THE PROGRAMME

The following outline does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Covered Bonds, the applicable Final Terms. Words and expressions defined elsewhere in this Offering Circular shall have the same meanings in this outline. A glossary of certain defined terms is contained at the end of this Offering Circular.

Issuer:

Anglo Irish Bank Corporation plc (acting through its UK Branch) (**Anglo Irish**), a bank incorporated and licensed in Ireland.

For a more detailed description of the Issuer, see *Anglo Irish Bank Corporation plc*, below.

The LLP:

Anglo Irish Covered Bonds LLP, a limited liability partnership incorporated in England and Wales (partnership no. OC327171). The Members of the LLP on the Programme Date are Anglo Irish and Anglo Irish Asset Finance plc (each in its capacity as Originator) and the Liquidation Member. The LLP is a special purpose vehicle whose business is to become the holder, *inter alia*, of beneficial interests in Loans and their Related Security from the Originators pursuant to declarations of trust under the terms of the Originator Trust Deed and to guarantee certain payments in respect of the Covered Bonds. The LLP will hold the beneficial interests in the Portfolio and the other Charged Property in accordance with the terms of the Transaction Documents.

The LLP has provided a guarantee covering all Guaranteed Amounts when the same shall become Due for Payment, but only following (i) the service on the LLP of a Notice to Pay following the service of an Issuer Acceleration Notice or following the occurrence of a Pool Event, (ii) the service of an LLP Acceleration Notice or (iii) the occurrence of an event triggering Automatic Issuer Acceleration. The obligations of the LLP under such guarantee and the other Transaction Documents to which it is a party are secured by the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

For a more detailed description of the LLP, see *The LLP*, below.

Originators:

(a) Anglo Irish.

For a more detailed description of Anglo Irish, see *Anglo Irish Bank Corporation plc*, below.

(b) Anglo Irish Asset Finance plc (**AIAF**), a public limited company incorporated in England.

For a more detailed description of AIAF, see *Anglo Irish Asset Finance plc*, below.

Servicers:

Pursuant to the terms of the Servicing Agreement, Anglo Irish and

AIAF have each been appointed to service, on behalf of the LLP, the relevant Originator Trustee and the relevant Originator, the Loans and Related Security subject to the relevant Originator Trust.

Originator Trustees:

(a) Pursuant to the terms of the Originator Trust Deed, Anglo Irish will act as the trustee in relation to the Originator Trusts created by it.

For a more detailed description of Anglo Irish, see *Anglo Irish Bank Corporation plc*, below.

(b) Pursuant to the terms of the Originator Trust Deed, AIAF will act as trustee in relation to the Originator Trusts created by it.

For a more detailed description of AIAF, see *Anglo Irish Asset Finance plc*, below.

Cash Manager:

Anglo Irish has also been appointed, *inter alia*, to provide cash management services to the LLP and the Originators and to monitor compliance by the LLP with the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test pursuant to the terms of the Cash Management Agreement.

Principal Paying Agent and Agent Bank:

Deutsche Bank AG, London branch, acting through its offices at Winchester House, 1 Great Winchester Street, London EC2N 2DB has been appointed pursuant to the Agency Agreement as issuing and principal paying agent and agent bank.

Irish Paying Agent:

Deutsche International Corporate Services (Ireland) Limited, acting through its offices at 5 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland has been appointed pursuant to the Agency Agreement as paying agent in Ireland.

Bond Trustee:

Deutsche Trustee Company Limited, whose registered office is at Winchester House, 1 Winchester Street, London EC2N 2DB has been appointed to act as Bond Trustee on behalf of the holders of the Covered Bonds in respect of the Covered Bonds and holds the benefit of, *inter alia*, the Covered Bond Guarantee on behalf of the holders of the Covered Bonds pursuant to the terms of the Trust Deed.

Security Trustee:

Deutsche Trustee Company Limited whose registered office is at Winchester House, 1 Winchester Street, London EC2N 2DB has been appointed to act as Security Trustee to hold the benefit of the security granted by the LLP to the Security Trustee (for itself, the holders of the Covered Bonds and other Secured Creditors) under the Deed of Charge.

Asset Monitor:

KPMG Audit plc, having its registered office at 8 Salisbury Square, London EC4Y 8BB, has been appointed pursuant to the Asset Monitor Agreement as an independent monitor to perform tests in respect of the Asset Coverage Test, the Portfolio Criteria

and the Amortisation Test when required.

Covered Bond Swap Provider:

Anglo Irish (in its capacity as Covered Bond Swap Provider) has agreed to act as Covered Bond Swap Provider to the LLP to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP in respect of its beneficial interest in the Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) and under the Covered Bond Guarantee in respect of the Covered Bonds (after service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) by entering into the Covered Bond Swaps with the LLP and the Security Trustee under the Covered Bond Swap Agreements. In the event that the ratings of the Covered Bond Swap Provider fall below a specified ratings level, the Covered Bond Swap Provider will be required to obtain a guarantee of its obligations from an appropriately rated guarantor or put in place some other arrangement, which may include the delivery of collateral pursuant to the Covered Bond Swap Agreement, in order to maintain the then current ratings of the Covered Bonds.

Interest Rate Swap Provider:

Anglo Irish (in its capacity as the Interest Rate Swap Provider) has agreed to act as a swap provider to the LLP to hedge possible variances between the rates of interest payable on the Loans subject to the Originator Trusts and LIBOR for three month Sterling deposits (payable by the LLP under the Covered Bond Swap Agreement) by entering into the Interest Rate Swap with the LLP and the Security Trustee under the Interest Rate Swap Agreement. The Interest Rate Swap Provider will be required to obtain a guarantee of its obligations or put in place some other arrangement, which may include the delivery of collateral pursuant to the Interest Rate Swap Agreement, in the event that its ratings fall below a specified ratings level.

For a more detailed description of the Interest Rate Swap Provider, see *Anglo Irish Bank Corporation plc*, below.

GIC Provider:

Anglo Irish will be appointed the GIC Provider to the LLP pursuant to the terms of the Guaranteed Investment Contract (the **GIC**).

For a more detailed description of the GIC Provider, see *Anglo Irish Bank Corporation plc*, below.

Account Bank:

Anglo Irish will be appointed the Account Bank to the LLP and the Originators pursuant to the terms of the Bank Account Agreement.

For a more detailed description of the Account Bank, see *Anglo Irish Bank Corporation plc*, below.

Liquidation Member:

Anglo Irish Covered Bonds Finance Limited, a special purpose

	vehicle incorporated in England and Wales as a private limited company (registered no. 6189318). As at the Programme Date, 80 per cent. of the issued share capital of the Liquidation Member is held by Holdings and 20 per cent. of the issued share capital of the Liquidation Member is held by Anglo Irish.
Holdings:	Anglo Irish Covered Bonds Finance (Holdings) Limited, a special purpose vehicle incorporated in England and Wales as a private limited company (registered no. 6189258). All of the shares of Holdings are held by the Share Trustee on trust for general charitable purposes.
Share Trustee:	Wilmington Trust SP Services (London) Limited, having its registered office at Level 11, Tower 42, International Financial Centre, 25 Old Broad Street London, EC2N 1HQ.
Corporate Services Providers:	Wilmington Trust SP Services (London) Limited, having its registered office at Level 11, Tower 42, International Financial Centre, 25 Old Broad Street London, EC2N 1HQ, has been appointed to provide certain corporate services to the Liquidation Member, the LLP and Holdings, pursuant to the Corporate Services Agreement.
Description:	Global Covered Bond Programme
Arranger:	ABN AMRO Bank N.V., London branch
Dealers:	ABN AMRO Bank N.V., London branch, Calyon S.A. and any other Dealers appointed from time to time in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Covered Bonds denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see *Subscription and Sale and Transfer and Selling Restrictions* below).
Programme Size:	Up to €2 billion (or its equivalent in other currencies determined as described in the Programme Agreement) outstanding at any time as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Covered Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis, subject to the restrictions set forth in *Subscription and Sale and Transfer and Selling Restrictions* below.
Specified Currencies:	Subject to any applicable legal or regulatory restrictions, any of €, $, £, JPY and CHF (as set out in the applicable Final Terms).
Maturities:	Such maturities as may be agreed between the Issuer and the

relevant Dealer(s) and as indicated in the applicable Final Terms, subject to such minimum and maximum maturities as may be allowed or required from time to time by the relevant central bank or financial regulator (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency and in any event subject to a maximum maturity of 10 years.

Issue Price:

Covered Bonds may be issued at par or at a premium or discount to par on a fully-paid basis or partly-paid basis.

Form of Covered Bonds:

The Covered Bonds will be issued in bearer form as described in *Form of the Covered Bonds* below.

Fixed Rate Covered Bonds:

Fixed Rate Covered Bonds will bear interest at a fixed rate which will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

Floating Rate Covered Bonds:

Floating Rate Covered Bonds will bear interest at a rate determined:

(a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or

(b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as set out in the applicable Final Terms.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Covered Bonds as set out in the applicable Final Terms.

Other provisions in relation to Floating Rate Covered Bonds:

Floating Rate Covered Bonds may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms). Interest on Floating Rate Covered Bonds in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer(s).

Zero Coupon Covered Bonds:

Zero Coupon Covered Bonds may be offered and sold at a discount to their nominal amount and will not bear interest except in the case of late payment unless otherwise specified in the

applicable Final Terms.

Rating Agency Confirmation: The issuance of certain types of Covered Bonds (namely, Zero Coupon Covered Bonds as specified in the relevant Final Terms) shall be subject to a Rating Agency Confirmation.

Redemption: The Covered Bonds cannot be redeemed prior to their stated maturity (other than for taxation reasons or if it becomes unlawful for any Term Advance to remain outstanding or following an Issuer Event of Default or an LLP Event of Default, in which case they can be redeemed on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms)).

Extended obligations under the Covered Bond Guarantee: The LLP's obligations under the Covered Bond Guarantee to pay the Guaranteed Amounts corresponding to the Final Redemption Amount of an applicable Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) will be deferred until the Extended Due for Payment Date. Such deferral will occur automatically if the Issuer fails to pay the Final Redemption Amount of the relevant Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds are not paid in full by the LLP by the Extension Determination Date (for example, because the LLP has insufficient moneys to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of the relevant Series of Covered Bonds after payment of higher ranking amounts and taking into account amounts ranking *pari passu* in the Guarantee Priority of Payments). To the extent that the LLP has received a Notice to Pay in sufficient time or an event triggering Automatic Issuer Acceleration has occurred and has sufficient moneys to pay in part the Final Redemption Amount, such partial payment shall be made by the LLP on any Interest Payment Date up to and including the relevant Extended Due for Payment Date as described in Condition 6(a). Interest will continue to accrue and be payable on the unpaid amount up to the Extended Due for Payment Date in accordance with Condition 4 and the LLP will make payments of Guaranteed Amounts constituting Scheduled Interest on each relevant Due for Payment Date and Extended Due for Payment Date.

Denomination of Covered Bonds: Covered Bonds will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that, except in certain limited circumstances, the minimum denomination of each Covered Bond will be at least €50,000 (or, if the Covered Bonds are denominated in a currency other than euro, at least the equivalent amount in such currency) or such other higher amount as may be required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the

relevant Specified Currency.

Taxation:	All payments in respect of the Covered Bonds will be made without deduction or withholding for or on account of United Kingdom or Irish taxes, subject as provided in Condition 7. If any such deduction or withholding is made the Issuer will, save in the limited circumstances provided in Condition 7, be required to pay additional amounts in respect of the amounts so deducted or withheld. Under the Covered Bond Guarantee, the LLP will not be liable to pay any such additional amounts payable by the Issuer under Condition 7.
Cross Default:	If an LLP Acceleration Notice is served in respect of any one Series of Covered Bonds, then the obligation of the LLP to pay Guaranteed Amounts in respect of all Series of Covered Bonds outstanding will be accelerated.
Status of the Covered Bonds:	The Covered Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (save for any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.
Covered Bond Guarantee:	Payment of Guaranteed Amounts in respect of the Covered Bonds when Due for Payment will be irrevocably guaranteed by the LLP. The obligations of the LLP to make payment in respect of the Guaranteed Amounts when Due for Payment are subject to (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer or (B), if earlier, (i) an event triggering Automatic Issuer Acceleration occurs or (ii) an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP. The obligations of the LLP under the Covered Bond Guarantee will accelerate against the LLP upon the service of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets.
Ratings:	Covered Bonds to be issued under the Programme have, unless otherwise specified in the applicable Final Terms, been rated "Aaa" by Moody's.
Listing and admission to trading:	Application has been made to admit Covered Bonds issued under the Programme to the Official List and to admit the Covered Bonds to trading on the regulated market of the Irish Stock Exchange. Covered Bonds may be unlisted or may be listed on such other or further stock exchanges or regulated or unregulated markets, as may be agreed between the Issuer, the LLP, the Bond Trustee and the relevant Dealer(s) in relation to each issue. The Final Terms relating to each Tranche of the Covered Bonds will

	state whether or not the Covered Bonds are to be listed and/or admitted to trading and, if so, on which stock exchange(s) and/or markets.
Governing Law:	The Covered Bonds will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of any Tranche of Covered Bonds in the United States, the United Kingdom, Ireland, Japan and the Republic of Italy. Other restrictions may apply in connection with the offering and sale of a particular Tranche of Covered Bonds. See *Subscription and Sale and Transfer and Selling Restrictions* below.
Risk Factors:	There are certain risks related to any issue of Covered Bonds under the Programme, which investors should ensure they fully understand a non-exhaustive summary of which is set out under *Risk Factors* from page 24 of this Offering Circular.
Asset Covered Securities Act, 2001 of Ireland not applicable	The Covered Bonds are not issued under this legislation and do not have the benefits or protections given to securities issued under such legislation.

RISK FACTORS

This section describes the principal risk factors associated with an investment in the Covered Bonds. Prospective purchasers of Covered Bonds should consider carefully all the information contained in this document, including the considerations set out below, before making any investment decision. This section of the Offering Circular is divided into three main sections – General Risk Factors, Risk Factors relating to the Issuer and Risk Factors relating to the LLP.

General Risk Factors

Issuer liable to make payments when due on the Covered Bonds

The Issuer is liable to make payments when due on the Covered Bonds. The obligations of the Issuer under the Covered Bonds are direct, unsecured, unconditional and unsubordinated obligations, ranking *pari passu* without any preference amongst themselves and (subject to applicable law) equally with its other direct, unsecured, unconditional and unsubordinated obligations (save for any obligations to be preferred by law).

The LLP has no obligation to pay the Guaranteed Amounts payable under the Covered Bond Guarantee until (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice or, (B) if earlier, following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an LLP Event of Default and service by the Bond Trustee on the LLP of an LLP Acceleration Notice. The occurrence of an Issuer Event of Default or a Pool Event does not constitute an LLP Event of Default. However, failure by the LLP to pay amounts when Due for Payment under the Covered Bond Guarantee would constitute an LLP Event of Default which would entitle the Bond Trustee to accelerate the obligations of the Issuer under the Covered Bonds (if they have not already become due and payable) and the obligations of the LLP under the Covered Bond Guarantee and the Security Trustee to enforce the Security.

Obligations under the Covered Bonds

The Covered Bonds will not represent an obligation or be the responsibility of the Arranger, any of the Dealers, the Bond Trustee, the Security Trustee or any other party to the Programme, their officers, members, directors, employees, security holders or incorporators, other than the Issuer and the LLP. The Issuer and the LLP will be liable solely in their corporate capacity for their obligations in respect of the Covered Bonds and such obligations will not be the obligations of their respective officers, members, directors, employees, security holders or incorporators.

Covered Bonds issued under the Programme

Save in respect of the first issue of Covered Bonds, Covered Bonds issued under the Programme will either be fungible with an existing Series of Covered Bonds or have different terms to an existing Series of Covered Bonds (in which case they will constitute a new Series).

All Covered Bonds issued from time to time will rank *pari passu* with each other in all respects and will share in the security granted by the LLP under or pursuant to the Deed of Charge. If an Issuer Acceleration Notice is served or an event triggering Automatic Issuer Acceleration occurs in respect of a particular Series of Covered Bonds, the Covered Bonds of all Series outstanding will accelerate at the same time against the Issuer but will be subject to, and have the benefit of, payments made by the LLP under the Covered Bond Guarantee (following either an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay). If an LLP Event of Default occurs, following service of an LLP Acceleration Notice, the Covered Bonds of all Series outstanding will accelerate against the Issuer (if not

already accelerated following an Issuer Acceleration Notice or an event triggering Automatic Issuer Acceleration) and the obligations of the LLP under the Covered Bond Guarantee will accelerate. In order to ensure that any further issue of Covered Bonds under the Programme does not adversely affect existing holders of the Covered Bonds:

- the Issuer will be obliged to apply the proceeds of any issue of Covered Bonds to make a Term Advance to the LLP. The LLP will use the proceeds of such Term Advance (after swapping the same into Sterling if necessary): (i) to pay an amount to become the holder of a beneficial interest in Loans and their Related Security pursuant to declarations of trust in accordance with the terms of the Originator Trust Deed; and/or (ii) to acquire Substitution Assets and Authorised Investments up to the prescribed limit, and/or (iii) (subject to no Breach Notice having been served which has not been revoked) to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or (v) to make a deposit in the GIC Account; and

- at the time of issue, there may not be a Breach Notice that has been served and which has not been revoked before any further issue of Covered Bonds.

In respect of any further issue of Covered Bonds, the Issuer will obtain a ratings letter from the Rating agency with respect to such issue of Covered Bonds.

Irish Asset Covered Securities Act, 2001 not applicable to Covered Bonds

The Covered Bonds are not issued under this legislation and do not have the benefits and protections afforded to securities issued under such legislation.

Security Trustee's powers may affect the interests of the holders of the Covered Bonds

In the exercise of its powers, trusts, authorities and discretions the Security Trustee shall only have regard to the interests of the holders of the Covered Bonds. In the exercise of its powers, trusts, authorities and discretions, the Security Trustee may not act on behalf of the Originators.

If, in connection with the exercise of its powers, trusts, authorities or discretions, the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such holders of the Covered Bonds by Extraordinary Resolution or by a direction in writing of such holders of the Covered Bonds of at least 25 per cent. of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

Extended obligations under the Covered Bond Guarantee

Following the failure by the Issuer to pay the Final Redemption Amount of a Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if following the service of a Notice to Pay on the LLP or if earlier, the occurrence of an event triggering Automatic Issuer Acceleration (in each case, by no later than the date which falls one Business Day prior to the Extension Determination Date), payment of the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of such Series of the Covered Bonds are not paid in full, then (subject to no LLP Event of Default having occurred) the payment of such Guaranteed Amounts will be automatically deferred. This will be confirmed in the Final Terms for a relevant Series of Covered Bonds (the **relevant Series of Covered Bonds**).

To the extent that the LLP has received a Notice to Pay or is aware of any event triggering Automatic Issuer Acceleration in sufficient time and has sufficient moneys available to pay in part the Guaranteed

Amounts corresponding to the relevant Final Redemption Amount in respect of the relevant Series of Covered Bonds, the LLP shall make such partial payment in accordance with the Guarantee Priority of Payments and as described in Condition 6(a) on any Interest Payment Date up to and including the relevant Extended Due for Payment Date. Payment of the unpaid amount shall be deferred automatically until the Extended Due for Payment Date. The Extended Due for Payment Date will fall 18 months after the Final Maturity Date, interest will continue to accrue and be payable on the unpaid amount in accordance with Condition 4 and the LLP will pay Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and the Extended Due for Payment Date. In these circumstances, except where the LLP has failed to apply money in accordance with the Guarantee Priority of Payments, failure by the LLP to make payment in respect of the Final Redemption Amount on the Final Maturity Date (or such later date within any applicable grace period) shall not constitute an LLP Event of Default. However, failure by the LLP to pay Guaranteed Amounts corresponding to the Final Redemption Amount or the balance thereof, as the case may be, on the Extended Due for Payment Date and/or pay Guaranteed Amounts constituting Scheduled Interest on any Original Due for Payment Date or the Extended Due for Payment Date will (subject to any applicable grace period) be an LLP Event of Default.

Absence of secondary market

There is not, at present, an active and liquid secondary market for the Covered Bonds, and there can be no assurance that a secondary market for the Covered Bonds will develop. The Covered Bonds have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are subject to certain restrictions on the resale and other transfer thereof as set forth under *Subscription and Sale and Transfer and Selling Restrictions*. If a secondary market does develop, it may not continue for the life of the Covered Bonds or it may not provide holders of the Covered Bonds with liquidity of investment with the result that a holder of the Covered Bonds may not be able to find a buyer to buy its Covered Bonds readily or at prices that will enable the holder of the Covered Bonds to realise a desired yield.

Ratings of the Covered Bonds

The ratings assigned to the Covered Bonds address the expected loss that may be suffered by holders of Covered Bonds by the Extended Due for Payment Date.

The expected ratings of the Covered Bonds are set out in the relevant Final Terms for each Series of Covered Bonds. The Rating Agency may lower its rating or withdraw its rating if, in its sole judgement, the credit quality of the Covered Bonds has declined or is in question. If any rating assigned to the Covered Bonds is lowered or withdrawn, the market value of the Covered Bonds may be reduced. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the holders of the Covered Bonds' or Secured Creditors' prior consent

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the holders of the Covered Bonds of any Series or any of the other Secured Creditors, concur with the Issuer, the LLP and any other person in making or sanctioning any modification to the Transaction Documents:

- provided that: (a) the Bond Trustee is of the opinion that such modification will not be materially prejudicial to the interest of any of the holders of the Covered Bonds of any Series; and (b) the Security Trustee is of the opinion that such modification is not materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series; or

- which is of a formal, minor or technical nature or which is in the opinion of the Bond Trustee and the Security Trustee made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the holders of the Covered Bonds of any Series, the related Couponholders or any of the other Secured Creditors grant any authorisation or waiver of (on such terms and conditions (if any) as shall seem expedient to it) any proposed or actual breach of any of the covenants or undertakings contained in the Trust Deed, the Deed of Charge or any of the other Transaction Documents, provided that: (a) the Bond Trustee is of the opinion that such waiver or authorisation will not be materially prejudicial to the interest of any of the holders of the Covered Bonds of any Series; or (b) the Security Trustee is of the opinion that such waiver or authorisation is not materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series.

Certain decisions of holders of the Covered Bonds taken at Programme level

Any Extraordinary Resolution to direct the Bond Trustee to serve an Issuer Acceleration Notice following an Issuer Event of Default, to direct the Bond Trustee to serve an LLP Acceleration Notice following an LLP Event of Default and any direction to the Bond Trustee or Security Trustee to take any enforcement action must be passed at a single meeting of the holders of all Covered Bonds of all Series then outstanding.

European Monetary Union

If the United Kingdom joins the European Monetary Union prior to the maturity of the Covered Bonds, there is no assurance that this would not adversely affect the realisable value of the Portfolio subject to the Originator Trusts or any part thereof or pending such realisation (or if the Portfolio or any part thereof cannot be sold), the ability of the LLP to make payments of interest and principal on the Covered Bonds.

It is possible that prior to the maturity of the Covered Bonds the United Kingdom may become a participating member state in the European Monetary Union and that the euro may become the lawful currency of the United Kingdom. In that event: (a) all amounts payable in respect of any Covered Bonds denominated in pounds Sterling may become payable in euro; (b) applicable provisions of law may allow or require the Covered Bonds to be re-denominated into euro and additional measures to be taken in respect of such Covered Bonds; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds Sterling used to determine the rates of interest on such Covered Bonds or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a Borrower's ability to repay its Loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the Covered Bonds.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the **Directive**), each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

A number of non-EU countries, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

If a payment were to be made or collected through a Member State or dependent or associated territory which has opted for a withholding system and as a consequence of such a system, an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer, the LLP, any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Covered Bond as a result of the imposition of such withholding tax. If such a withholding tax would be imposed on a payment made by a Paying Agent, the Issuer will be required to maintain a Paying Agent in a territory that will not be obliged to withhold or deduct tax pursuant to the Directive (if there is any such Member State). Payments by the LLP will be made subject to any applicable withholding or deduction and the LLP will not be obliged to pay any additional amounts as a consequence.

Changes of law

The structure of the issue of the Covered Bonds and the ratings which are to be assigned to them are based on English law and Irish law (and, in relation to the Scottish Loans, Scots law) in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible change to English law, Irish law or Scots law or administrative practice in England and Wales, Ireland or Scotland after the date of this Offering Circular.

Insolvency Act 2000

The Insolvency Act 2000 allows certain "small" companies to seek protection from their creditors for a period of 28 days for the purposes of assembling a company voluntary arrangement with the option for creditors to extend the moratorium for a further two months. Prior to 1 October 2005, there was some doubt as to whether the moratorium provisions of the Insolvency Act 2000 applied to limited liability partnerships such as the LLP. However, on 1 October 2005, the Limited Liability Partnership (Amendment) Regulations 2005 made it clear that the moratorium provisions apply to limited liability partnerships subject to certain modifications.

A "small" company is defined as one which satisfies two or more of the following criteria: (i) its turnover is not more than £5.6 million; (ii) its balance sheet total is not more than £2.8 million; and (iii) the number of employees is not more than 50. The position as to whether or not a company is a "small" company may change from time to time and consequently no assurance can be given that the LLP will not, at any given time, be determined to be a "small" company. The United Kingdom Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of holders of the Covered Bonds.

Certain special purpose companies in relation to capital markets transactions are excluded from the optional moratorium provisions. Such exclusions include (a) a company which, at the time of filing for a moratorium, is a party to an agreement which is or forms part of a "capital market arrangement" (as defined in paragraph 4D of Schedule A1 of the Insolvency Act 1986) under which a party has incurred, or when the agreement was entered into was expected to incur, a debt of at least £10 million and which involves the issue of a "capital market investment" (also defined but generally a rated, listed or traded bond) and (b) a company which, at the time of filing for a moratorium, has incurred a liability (including a present, future or contingent liability and a liability payable wholly or partly in a foreign currency) of at least £10 million. While the LLP is expected to fall within one of the exceptions there is no guidance as to

how the legislation will be interpreted and the Secretary of State for Trade and Industry may by regulation modify the exceptions. No assurance can be given that any modification of the exceptions will not be detrimental to the interests of holders of the Covered Bonds. Correspondingly, if the LLP is determined to be a "small" company and determined not to fall within one of the exceptions, then certain actions in respect of the LLP may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002

On 15 September 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act and, in particular, the administration provisions which were reformed by introducing a new Schedule B1 to the Insolvency Act. These provisions restrict the right of the holder of a floating charge to appoint an administrative receiver (unless an exception applies) and instead give primacy to collective insolvency procedures (in particular, administration). Previously, the holder of a floating charge over the whole or substantially the whole of the assets of a company had the ability to block the appointment of an administrator by appointing an administrative receiver, who would act primarily in the interests of the floating charge holder.

From 1 October 2005, the Limited Liability Partnership (Amendment) Regulations 2005 have applied the new administration provisions of Schedule B1 of the Insolvency Act to the LLP with certain modifications.

The Insolvency Act contains provisions which continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. These provisions apply to the LLP as if it were a company. The relevant exception provides that the right to appoint an administrative receiver is retained for certain types of security (such as the Security) which form part of a capital market arrangement (as defined in the Insolvency Act), which would include the issue of covered bonds, and which involves indebtedness of at least £50,000,000 (or, when the relevant security document (being in respect of the transactions described in this Offering Circular, the Deed of Charge) was entered into, a party to the relevant transaction (such as the Issuer) was expected to incur a debt of at least £50,000,000) and the issue of a capital market investment (also defined but generally a rated, listed or traded bond). The Secretary of State may, by secondary legislation, modify the capital market exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this Offering Circular, will not be detrimental to the interests of the holders of the Covered Bonds.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge-holder, the relevant company itself or its directors. These provisions have been applied to limited liability partnerships (such as the LLP) with certain modifications from 1 October 2005. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the appointment of the administrator proposed by the directors or the company or appoint an alternative administrator, although a moratorium on enforcement of the relevant security will take effect immediately after notice is given. If the qualifying floating charge-holder does not respond to the directors' or company's notice of intention to appoint, the directors' or, as the case may be, the company's appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge which was created prior to 15 September 2003 or within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of court route or by the court based procedure) by appointing an administrative receiver prior to the appointment of the administrator being completed.

The administration provisions of Schedule B1 of the Insolvency Act give primary emphasis to the rescue of a company as a going concern and achieving a better result for the creditors as a whole. The purpose of realising property to make a distribution to secured creditors is secondary. As noted above, these

administration provisions will now apply to limited liability partnerships (such as the LLP) and have done so from 1 October 2005. From this date, no assurance could be given that the primary purpose of the new provisions would not conflict with the interests of the holders of the Covered Bonds were the LLP ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a "prescribed part" of the company's "net property" available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. These provisions apply to the LLP as if it were a company. The company's "net property" is defined as the amount of the chargor's property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the expenses of the liquidation or administration. The "prescribed part" is defined in the Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits. The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realisations upon the enforcement of the Security may be reduced by the operation of these "ring fencing" provisions.

Irish insolvency – certain risks

Location of Winding-Up (Liquidation) Proceedings / Reorganisation Measures

As a credit institution, the Issuer and its UK branch are subject to Directive 2001/24/EC on the reorganisation and winding-up of credit institutions (the **Winding Up Directive**) as implemented in Ireland by the Irish European Communities (Reorganisation and Winding-up of Credit Institutions) Regulations 2004 (the **Winding Up Regulations**).

The Issuer is licensed under the Irish Central Bank Act, 1971 (as amended) and has its head office in Dublin, Ireland. Under the Winding Up Directive/Winding Up Regulations, the Irish administrative or judicial authorities which are responsible for winding up shall alone be empowered to decide upon the opening of "winding-up proceedings" and the implementation of "reorganisation measures" (as both are defined in the Winding Up Regulations) concerning the Issuer and its UK branch.

Types of Winding-Up (Liquidation) Proceedings / Reorganisation Measures

In broad terms, winding up under Irish law is very similar to winding up under English law. However, in the context of the Transaction, it is worth mentioning two provisions which are different, namely, that in the course of a winding up, the Irish High Court may in certain circumstances order that:

(a) *Contribution order*: any company that is or has been related to the company being wound up shall make a contribution payment in respect of the debts of the company being wound up; or

(b) *Pooling order*: where two or more related companies are being wound up, they be wound up "as if they were one company".

The ability of the Irish High Court to make a contribution order depends upon the related company being a company formed and registered under the Irish Companies Acts and, for this purpose only, "company" includes "any body which is liable to be wound up under the Irish Companies Acts". The LLP is not a company which has been formed and registered under the Irish Companies Acts and, if the assumptions set out in the paragraph titled *Could the LLP be put into examinership?* below apply, then the LLP will not be a body which is capable of being wound up under the Irish Companies Acts and, accordingly, a liquidator of the Issuer would not be able to seek to have an Irish law contribution order made against the LLP.

The ability of the Irish High Court to make a pooling order depends upon the related company being a company formed and registered under the Irish Companies Acts but, for this purpose, "company" does not include "any body which is liable to be wound up under the Irish Companies Acts". As regards a pooling order, as the LLP is not a company which has been formed and registered under the Irish Companies Acts, no Irish law pooling order could be made in respect of it.

Examinership: Examinership has two main elements: court protection and the role of the examiner. Upon presentation of a petition for the appointment of an examiner to a company, that company enjoys the protection of the Irish High Court from virtually all hostile creditor actions. As a holder of a banking licence and being subject to the supervision of the Financial Regulator, a petition to appoint an examiner to the Issuer may only be presented by the Financial Regulator. If appointed, the examiner is obliged, as soon as practicable after his appointment, to formulate proposals for a compromise or scheme of arrangement in relation to the company concerned.

Where proposals for a compromise or scheme of arrangement are to be formulated in relation to a company, the company may, subject to the approval of the Irish High Court, affirm or repudiate any contract under which some element of performance other than payment remains to be rendered both by the company and the other contracting party or parties. Any person who suffers loss or damage as a result of such repudiation stands as an unsecured creditor for the amount of such loss or damage (unless it is otherwise secured, for example under a valid charge or debenture).

An examiner may be appointed to an Irish company in circumstances where it is unable, or likely to be unable, to pay its debts, and no resolution subsists for the winding-up of the company and no order has been made for its winding-up. If a receiver stands appointed for a continuous period of at least three days, it will not be possible to present a petition to appoint an examiner. The Irish High Court may not make an order appointing an examiner unless it is satisfied that there is a reasonable prospect of survival of the company and the whole or any part of its undertaking as a going concern. Where an examiner is appointed to a company, the company is deemed to be under the protection of the Irish High Court during the period beginning on the presentation of the petition and ending 70 days later (which period may be extended for a further 30 days or, where the Irish High Court needs more time to consider the examiner's report, such further period as the Irish High Court determines).

If the Issuer is in examinership (which would be a form of 'reorganisation measure' under the Winding Up Regulations/the Winding Up Directive), then, as mentioned above, the Irish judicial authorities would also have jurisdiction to apply the examinership regime to the UK branch. The Winding Up Regulations/Winding Up Directive provide that the reorganisation measure is fully effective without further formality.

Regulatory Intervention: In addition to the matters contained in the Irish Companies Acts, certain other issues are relevant to credit institutions:

Financial Regulator directions

(a) on becoming satisfied that it would be in the public interest to do so, or that a prescribed circumstance exists in relation to the holder of a banking licence, the Financial Regulator may,

by direction given in writing, require the holder to suspend, for a specified period not exceeding 6 months, any specified banking activity except as authorised by the Financial Regulator. While a direction has effect (i) winding-up or bankruptcy proceedings may be commenced in relation to the holder of the licence concerned, (ii) a receiver over the property of that holder may be appointed, and (iii) the property of that holder may be attached, sequestered or otherwise distrained, in each case only with the prior approval of the Irish High Court; and

Financial Regulator ability to seek a winding up order

(b) Chapter IV of the Central Bank Act, 1989 (as amended) enacts special provisions for the winding-up of a licensed bank which is a company (which would include the Issuer). Thus, the Financial Regulator may apply to the Irish High Court to wind up a bank if:

  (i) the bank is, or, in the opinion of the Financial Regulator, may be, unable to meet its obligations to its creditors;

  (ii) the bank has failed to comply with a direction of the Financial Regulator and the Irish High Court has not set aside the direction;

  (iii) the licence has been revoked and the bank has ceased to carry on banking business; or

  (iv) the Financial Regulator considers that it is in the interest of depositors of the bank (including those holding current accounts) that it should be wound up.

Recognition of Originator Trusts

Subject to the matters discussed in the paragraph below, the Issuer has been advised by Irish counsel that the Originator Trusts (and the declarations of trust thereunder) would be recognised under Irish law and the Irish courts will give effect to the same. However, there can be no assurance that an Irish court might not come to a different view.

An Irish court may wish, or be requested, to consider whether the Originator Trusts (and the declarations of trust thereunder) were truly a charge or other security interest as opposed to a trust, in which case a registration requirement would apply under Irish law (and possibly English law). Failure to effect such registration would or could seriously impair its validity, enforceability and value. There is no Irish case law on the re-characterisation of a declaration of trust as a charge or other security interest. Regard would be had to English law which is of persuasive effect in Ireland, but which is not binding. The Issuer has been advised by Irish counsel that an Irish court is unlikely to seek to recharacterise the Originator Trusts and would recognise them as such. However, there can be no assurance that an Irish court might not come to a different view.

Could the LLP be put into examinership?

On the basis of the assumptions set out in the paragraph below, the Issuer has been advised that no examinership would be possible in relation to the LLP so long as:

(a) the centre of main interests (within the meaning of Council Regulation (EC) no. 1346/2000 of 29 May 2000 on Insolvency Proceedings) (the **Insolvency Regulation**) of the LLP is in England. This will be a matter of fact and the Transaction Documents contain undertakings and representations that the Issuer and the LLP will each carry on their respective affairs to ensure that this will be the case at all times; and

(b) the LLP has no establishment (defined in the Insolvency Regulation as being a place of operations where the relevant entity carries out a non-transitory economic activity with human means and goods) in Ireland.

Issuer Examinership – Issues in respect of LLP

In relation to the Covered Bond Guarantee, the Issuer has been advised that the Irish court would not have the jurisdiction to lift the restriction on issuing proceedings against the LLP as guarantor during the period of examinership/court protection. However, although there is no relevant case law, the Issuer has received acceptable advice from Irish counsel, and has seen advice from UK counsel, regarding payment, demands and enforcement during the period of examinership/court protection. However, there can be no assurance that an Irish court or an English court might not come to different views.

Whilst the underlying indebtedness of the Issuer to the Covered Bondholders could be written down in an Irish scheme of arrangement, the guarantee liability of the LLP will not be affected provided that the Covered Bondholders (or the Security Trustee on their behalf) adhere to certain legislative protective notice requirements.

In relation to any power of attorney granted by the Issuer in favour of the LLP which would become exercisable by the LLP upon the commencement of the Issuer's examinership, the Issuer has been advised by Irish counsel that action or steps taken thereunder could fall foul of the restriction on "the realisation of security" to the extent that they constituted the 'realisation' of security concerning assets or rights belonging to the Issuer.

If the Issuer is in examinership and proposals for a compromise or scheme of arrangement are put forward, the Issuer has been advised that the Originator Trusts should not be capable of repudiation by the Issuer where no element of performance is required of the LLP. However, there can be no assurance that an Irish court might not come to different views.

Preferred creditors under Irish law

Upon an insolvency of an Irish company such as the Issuer, the claims of certain preferential creditors (including the Revenue Commissioners of Ireland, for certain unpaid taxes) will rank in priority to claims of unsecured creditors and claims secured by floating charges.

Commercial lending generally

The Loans are secured by, among other things, first legal mortgages or charges (or, in Scotland, standard security) over the relevant Property or Properties. Commercial mortgage lenders are exposed to risk of loss since the repayment of loans secured by income producing properties is typically dependent upon successful operation of the relevant property. If the cash flow from the property is reduced (for example if leases are not obtained or renewed, if tenants default in their obligations under the leases or due to the deterioration in operating performance), a Borrower's ability to repay a relevant Loan may be impaired.

The volatility of property values and net operating income depends upon a number of factors, which may include (i) the volatility of property revenue and (ii) the relevant property's "operating leverage", which generally refers to (A) the percentage of total property operating expenses in relation to property revenue, (B) the breakdown of property operating expenses between those that are fixed and those that vary with revenue and (C) the level of capital expenditures required to maintain the property and retain or replace tenants. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

The net operating income and value of the Properties may be adversely affected by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely

affected by business closures or slowdowns and other factors), local property market conditions (such as an oversupply of commercial space, including market demand and increased competition), perceptions by prospective tenants, retailers and clientele of the safety, convenience, condition, services and attractiveness of the Properties, the proximity, attractiveness and availability of competing alternatives to the Properties, the willingness, financial strength and ability of the owners of the Properties to provide capable management and adequate maintenance, an increase in the capital expenditure needed to maintain a Property or make improvements to it, changes in profit margins, demographic factors, consumer confidence, unemployment rates, consumer tastes and preferences, changes in travel patterns, seasonal trends, retroactive changes to building or similar regulations, and increases in operating expenses (such as energy costs).

In addition, other factors may adversely affect the Properties' value without affecting their current net operating income, including: changes in governmental regulations, fiscal policy and planning/zoning or tax laws, potential environmental legislation or liabilities or other legal liabilities, changes in demographics, increases or decreases in urbanisation, change in ease of access or transport availability, the availability of refinancing, and change in interest rate levels or yields required by investors in income-producing commercial properties. The age, construction quality and design of a particular Property may affect its occupancy level as well as the rents that may be charged for net operating income over time. The adverse effects of poor construction quality will increase over time in the form of increased maintenance and capital improvements needed to maintain the Property. Even good construction will deteriorate over time if the property managers do not schedule and perform adequate maintenance in a timely fashion. If, during the term of the Loans, competing properties of a similar type are built in the areas where the Properties are located or similar properties in the vicinity of the Properties are substantially updated and refurbished, the value and net operating income of such Properties could be reduced.

In addition, some of the Properties may not readily be convertible to alternative uses if such Properties were to become unprofitable due to competition, age of the improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditure. Thus, if the operation of any such Property becomes unprofitable such that the relevant Borrower becomes unable to meet its obligations on the Loans, the liquidation value of any such Property may be substantially less, relative to the amount owing on the relevant Loan than would be the case if such Property were readily adaptable to other uses.

A decline in the commercial property market, in the financial condition of a major tenant or a general decline in the local, regional or national economy will tend to have a more immediate effect on the net operating income of properties with short-term revenue sources and may lead to higher rates of delinquency or defaults.

Any one or more of the above described factors could have an adverse effect on the income derived from, or able to be generated by, a particular Property, which could in turn cause a Borrower in respect of such Property to default on the relevant Loan or may impact a Borrower's ability to refinance the relevant Loan or sell the Properties or repay the relevant Loan and, in the absence of any steps taken by the Originators to ensure that the Portfolio is in compliance with the Asset Coverage Test and the Portfolio Criteria and following the exhaustion of all available credit enhancement, may ultimately, affect the LLP's ability to make payments under the Covered Bond Guarantee.

Risk Factors Relating To The Issuer

Competition in the UK, Irish and U.S. financial services markets may adversely affect the Issuer's operations

Developments in the Issuer's industry and increased competition could have a material adverse effect on its operations. The Issuer operates in the increasingly competitive UK, Irish and U.S. financial services

markets. The Issuer competes mainly with other providers of finance services, including banks, building societies and insurance companies.

Management of financial risks

The Issuer's success as a financial institution depends on its ability to manage and control its financial risk, which includes liquidity, market, credit and operation risk. The Issuer is exposed to liquidity risk as a result of mismatches in cash flows from balance sheet assets and liabilities and off-balance sheet financial instruments. The Issuer has market risk exposure as a result of changes in interest rates, foreign currency prices, asset prices or other financial contracts. Credit risk is the risk that a customer or counterparty is unable to meet its obligations to the Issuer as they fall due. Operation risks and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorisation, failure to comply with regulatory requirements and conduct of business rules, equipment failures, natural disasters or the failure of external systems, for example, those of the Issuer's suppliers or counterparties. If the Issuer fails to manage and control these risks, the Issuer could become unable to meet its obligations, including those under the Covered Bonds, resulting in material adverse effects to the Issuer's business and reputation.

The Issuer's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually managing its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer uses derivatives to manage its market risks. These derivatives are negotiated with and transacted with a range of counterparties. While to date there has not been a situation in which the Issuer's derivative counterparty has not honoured their obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have a negative effect on the Issuer's results if the Issuer is unable to match the products and services of its competitors.

Systemic risk could adversely affect the Issuer's business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults suffered by other institutions because the commercial soundness of many financial institutions may be closely related as a

result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Risk Factors Relating To The LLP

LLP only obliged to pay Guaranteed Amounts when the same are Due for Payment

Following service of an Issuer Acceleration Notice on the Issuer or the occurrence of a Pool Event, a Notice to Pay will be served by the Bond Trustee on the LLP. Subsequent to a failure by the Issuer to make a payment in respect of one or more Series of Covered Bonds, the Bond Trustee may, but is not obliged to, serve an Issuer Acceleration Notice unless and until requested or directed by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds then outstanding as if they were a single Series or if so directed by an Extraordinary Resolution of all the holders of the Covered Bonds in accordance with Condition 9(a). Following service of a Notice to Pay on the LLP or if earlier, the occurrence of an event triggering Automatic Issuer Acceleration, under the terms of the Covered Bond Guarantee the LLP will be obliged to pay Guaranteed Amounts as and when the same are Due for Payment. In these circumstances, the LLP will not be obliged to pay any other amounts which become payable for any other reason.

Payments by the LLP will be made subject to any applicable withholding or deduction for or on account of tax and the LLP will not be obliged to pay any additional amounts as a consequence. Prior to service on the LLP of an LLP Acceleration Notice, the LLP will not be obliged to make any payments in respect of broken funding indemnities, penalties, premiums, default interest or interest on interest which may accrue on or in respect of the Covered Bonds.

Subject to any grace period, if the LLP fails to make a payment when Due for Payment under the Covered Bond Guarantee or any other LLP Event of Default occurs, then the Bond Trustee may accelerate the obligations of the LLP under the Covered Bond Guarantee by service of an LLP Acceleration Notice, whereupon the Bond Trustee will have a claim under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount of each Covered Bond, together with accrued interest and all other amounts then due under the Covered Bonds (other than additional amounts payable under Condition 7), although the LLP will not be obliged to pay any additional amount in respect of any withholding or deduction for or on account of tax which may be required in respect of any payment. Following service of an LLP Acceleration Notice, the Security Trustee may enforce the Security over the Charged Property. The proceeds of enforcement of the Security shall be applied by the Security Trustee in accordance with the Post-Enforcement Priority of Payments in the Deed of Charge, and holders of the Covered Bonds will receive amounts from the LLP on an accelerated basis.

Excess Proceeds received by the Bond Trustee

Following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of a Notice to Pay subsequent to (a) an Issuer Event of Default and service of an Issuer Acceleration Notice or

(b) a Pool Event, the Bond Trustee may receive Excess Proceeds (as described in Condition 9(a)). The Excess Proceeds will be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of all Series to the LLP for its own account, as soon as practicable, and will be held by the LLP in the Excess Proceeds Account and the Excess Proceeds will thereafter form part of the Security and will be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account (except that no moneys standing to the credit of the Excess Proceeds Account may be withdrawn, transferred or disposed of without the prior written consent of the Security Trustee in accordance with the Transaction Documents). Any Excess Proceeds received by the Bond Trustee will discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds and Coupons (to the extent of the amount received and subject to restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are (following service of a Notice to Pay or, if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds will not reduce or discharge any such obligations.

By subscribing for Covered Bond(s), each holder of the Covered Bonds will be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

Finite resources available to the LLP to make payments due under the Covered Bond Guarantee

Following the occurrence of (i) an event triggering Automatic Issuer Acceleration or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, all amounts payable under the Covered Bonds will be accelerated by the Bond Trustee as against the Issuer following which (except in case of an event triggering Automatic Issuer Acceleration) a Notice to Pay will be served by the Bond Trustee on the LLP. The LLP's ability to meet its obligations under the Covered Bond Guarantee will depend on: (i) the realisable value of its beneficial interest in Selected Loans and their Related Security in the Portfolio subject to the relevant Originator Trusts; (ii) the amount of Revenue Receipts and Principal Receipts generated by the Portfolio subject to the Originator Trusts and the timing and the receipt thereof; (iii) amounts received from the Swap Providers; (iv) the realisable value of Substitution Assets and Authorised Investments held by it; and (v) the receipt by it of amounts standing to the credit of the GIC Account and, if applicable, the Excess Proceeds Account and interest thereon. Recourse against the LLP under the Covered Bond Guarantee is limited to the aforementioned assets and the LLP will not have any other source of funds available to meet its obligations under the Covered Bond Guarantee.

If an LLP Event of Default occurs and the Security created by or pursuant to the Deed of Charge is enforced, the Charged Property may not be sufficient to meet the claims of all the Secured Creditors, including the holders of the Covered Bonds.

If, following enforcement of the Security constituted by or pursuant to the Deed of Charge, the Secured Creditors have not received the full amount due to them pursuant to the terms of the Transaction Documents, then they may still have an unsecured claim against the Issuer for the shortfall. There is no guarantee that the Issuer will have sufficient funds to pay that shortfall.

Holders of the Covered Bonds should note that the Asset Coverage Test has been structured to ensure that the Adjusted Aggregate Asset Amount is greater than the aggregate Principal Amount Outstanding of the Covered Bonds for so long as no Notice to Pay or LLP Acceleration Notice has been served, no Automatic Issuer Acceleration has occurred and any Covered Bonds remain outstanding, which should reduce the risk of there ever being a shortfall (although there is no assurance of this – in particular, declarations of trust over further Loans and Related Security by the Originators in favour of the LLP may be required to avoid or remedy a breach of the Asset Coverage Test). The LLP and the Originators (in their capacity as members) shall procure that following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay subsequent to the occurrence of (i) an

Issuer Event of Default and service of an Issuer Acceleration Notice or (ii) a Pool Event, the Amortisation Test is met on each Calculation Date and a breach of the Amortisation Test will constitute an LLP Event of Default and will entitle the Bond Trustee to serve an LLP Acceleration Notice on the LLP (see *Summary of the Principal Documents – LLP Deed – Asset Coverage Test and Credit Structure – Asset Coverage Test* below).

Reliance of the LLP on third parties

The LLP has entered into agreements with a number of third parties, which have agreed to perform services for the LLP. In particular, but without limitation, the relevant Servicer has been appointed to service Loans in the Portfolio subject to the relevant Originator Trust, the Cash Manager has been appointed to calculate and monitor compliance with the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test and to provide cash management services to the LLP and the Originators and the GIC Account, the Excess Proceeds Account and the Transaction Account (if such account is maintained) which will be held with the Account Bank. The Asset Monitor has been appointed as an independent monitor to perform tests in respect of the Asset Coverage Test, the Portfolio Criteria and the Amortisation Test when required. In the event that any of those parties fails to perform its obligations under the relevant agreement to which it is a party, the realisable value of the LLP's beneficial interest in the Portfolio subject to the Originator Trusts or any part thereof or pending such realisation (if the LLP's beneficial interest in the Portfolio subject to the Originator Trusts or any part thereof cannot be sold) the ability of the LLP to make payments under the Covered Bond Guarantee may be affected. For instance, if the relevant Servicer has failed to adequately administer the relevant Loans, this may lead to higher incidences of non-payment or default by the Borrowers under such Loans. The LLP is also reliant on the Swap Providers to provide it with the funds matching its obligations under the Intercompany Loan Agreement and the Covered Bond Guarantee, as described below.

If a Servicer Event of Default occurs pursuant to the terms of the Servicing Agreement, then the LLP and/or the relevant Originator and/or the Security Trustee and/or the relevant Originator Trustee will be entitled to terminate the appointment of the relevant Servicer and appoint a new servicer in its place. There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of commercial properties would be found who would be willing and able to service the relevant Loans on the terms of the Servicing Agreement. The ability of a substitute servicer to fully perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect the realisable value of LLP's beneficial interest in the Portfolio or any part thereof, and/or the ability of the LLP to make payments under the Covered Bond Guarantee. If a Servicer or the Issuer ceases to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa2, it will use reasonable efforts to enter into a stand-by servicing agreement with a third party as stand-by servicer. Upon an insolvency of the Servicer, such stand-by servicer will take over servicing of the Portfolio.

The relevant Servicer has no obligation itself to advance payments that Borrowers fail to make in a timely fashion. Holders of the Covered Bonds will have no right to consent to or approve of any actions taken by the Servicer under the Servicing Agreement.

Neither the Security Trustee nor the Bond Trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the relevant Servicer of its obligations.

Reliance on Swap Providers

To provide a hedge against possible variances in the rates of interest payable on the Loans in the Portfolio subject to the Originator Trusts (which may, for instance, include variable rates of interest and fixed rates of interest) and LIBOR for three month Sterling deposits, the LLP has entered into the Interest Rate Swap Agreement with the Interest Rate Swap Provider. In addition, to provide a hedge against interest rate and currency risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and

amounts payable by the LLP on the outstanding Term Advances or (following service on the LLP of a Notice to Pay or following the occurrence of an event triggering Automatic Issuer Acceleration) under the Covered Bond Guarantee in respect of the Covered Bonds, the LLP will enter into a Covered Bond Swap Agreement with each Covered Bond Swap Provider.

If the LLP fails to make timely payments of amounts due under any Swap Agreement (except where such failure is caused by the assets available to the LLP on a Due for Payment date being insufficient to make the required payment in full) and such failure continues for a period of 30 days, then it will have defaulted under that Swap Agreement and such Swap Agreement may be terminated by the Swap Provider. Further, a Swap Provider is only obliged to make payments to the LLP as long as and to the extent that the LLP complies with its payment obligations under the relevant Swap Agreement. If a Swap Agreement terminates or the Swap Provider is not obliged to make payments or if the Swap Provider defaults in its obligations to make payments of amounts in the relevant currency equal to the full amount to be paid to the LLP on the payment date under the Swap Agreements, the LLP will be exposed to changes in the relevant currency exchange rates to Sterling (where relevant) and to any changes in the relevant rates of interest. Unless a replacement swap is entered into, the LLP may have insufficient funds to make payments under the Intercompany Loan Agreement or Covered Bond Guarantee.

If a Swap Agreement terminates, then the LLP may be obliged to make a termination payment to the relevant Swap Provider. There can be no assurance that the LLP will have sufficient funds available to make a termination payment under the relevant Swap Agreement, nor can there be any assurance that the LLP will be able to find a replacement swap counterparty which has sufficiently high ratings as may be required by the Rating Agency and which agrees to enter into a replacement swap agreement.

If the LLP is obliged to pay a termination payment under any Swap Agreement, such termination payment will rank ahead of amounts due on the Covered Bonds (in respect of the Interest Rate Swap) and *pari passu* with amounts due on the Covered Bonds (in respect of the Covered Bond Swaps), except where default by, or downgrade of, the relevant Swap Provider has caused the relevant Swap Agreement to terminate. The obligation to pay a termination payment may adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Differences in timings of obligations of the LLP and the Covered Bond Swap Provider under the Covered Bond Swaps

With respect to the Covered Bond Swaps, the LLP will pay an amount, on each LLP Payment Date, to each Covered Bond Swap Provider based on LIBOR for three month Sterling deposits. Each Covered Bond Swap Provider will be obliged to make corresponding swap payments to the LLP under a Covered Bond Swap on the day that amounts are due and payable by the LLP on the corresponding Term Advance under the Intercompany Loan Agreement (prior to the service of a Notice to Pay or LLP Acceleration Notice on the LLP or prior to the occurrence of an event triggering Automatic Issuer Acceleration) or are Due for Payment under the Covered Bond Guarantee (after the service of a Notice to Pay or if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of an LLP Acceleration Notice on the LLP). If a Covered Bond Swap Provider does not meet its payment obligations to the LLP under the relevant Covered Bond Swap and such Covered Bond Swap Provider does not make a termination payment that has become due from it to the LLP, the LLP may have a larger shortfall in funds with which to make payments under the Covered Bond Guarantee with respect to the Covered Bonds than if the Covered Bond Swap Provider's payment obligations coincided with LLP's payment obligations under the Covered Bond Guarantee. Hence, the difference in timing between the obligations of the LLP and the Covered Bond Swap Providers under the Covered Bond Swaps may affect the LLP's ability to make payments under the Covered Bond Guarantee with respect to the Covered Bonds.

Limited description of the Portfolio

Holders of the Covered Bonds will not receive detailed statistics or information in relation to the Loans in the Portfolio that is subject to the Originator Trusts because it is expected that the constitution of the Portfolio that is subject to the Originator Trusts will frequently change due to, for instance:

- any Originator declaring trusts over additional Loans and their Related Security in favour of the LLP absolutely;
- any Originator re-acquiring or having released to it the beneficial interest in Loans and their Related Security in accordance with the Originator Trust Deed; and
- New Originators acceding to the Transaction and declaring trusts over their Loans and their Related Security in favour of the LLP absolutely.

There is no assurance that the characteristics of the New Loans over which trusts are declared in favour of the LLP absolutely on a Trust Date will be the same as those of the Loans in the Portfolio subject to the Originator Trusts as at that Trust Date. However, each Loan (other than a Loan or a portion of Loan which is attributed an Adjusted True Balance of zero) will be required to meet the Eligibility Criteria and the Representations and Warranties set out in the Originator Trust Deed – see *Summary of the Principal Documents – Originator Trust Deed – Declaration of trust by the Originators over Loans and Related Security* below (although the Eligibility Criteria and Representations and Warranties may change in certain circumstances – see *The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the holders of the Covered Bonds' or Secured Creditors' prior consent* above). In addition, the Asset Coverage Test is intended to ensure that the Adjusted Aggregate Asset Amount is an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred and the Cash Manager will provide quarterly reports that will set out certain information in relation to the Asset Coverage Test.

Fixed charges may take effect under English law as floating charges

Pursuant to the terms of the Deed of Charge, the LLP has purported to grant fixed charges over, amongst other things, its beneficial interests in the Loans and their Related Security, the Substitution Assets and its rights and benefits in the LLP Accounts and all Authorised Investments purchased from time to time.

The law in England and Wales relating to the characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the LLP may take effect under English law as floating charges only, if, for example, it is determined that the Security Trustee does not exert sufficient control over the Charged Property for the security to be said to constitute fixed charges. If the charges take effect as floating charges instead of fixed charges, then, as a matter of law, certain claims would have priority over the claims of the Security Trustee in respect of the floating charge assets. In particular, the "prescribed part" (referred to below), the expenses of any administration, the claims of any preferential creditors and, following the changes to be made by the Company Law Reform Bill, the expenses of any winding up would rank ahead of the claims of the Security Trustee in this regard. The Enterprise Act 2002 abolished the preferential status of certain Crown debts (including the claims of the United Kingdom tax authorities). However, certain employee claims (in respect of contributions to pension schemes and wages) still have preferential status. In this regard, it should be noted that the LLP has agreed in the Transaction Documents not to have any employees.

In addition, any administrative receiver, administrator or liquidator appointed in respect of the LLP will be required to set aside the prescribed part of the floating charge realisations in respect of the floating charges contained in the Deed of Charge (as described in more detail above under *Enterprise Act 2002*).

Under Scots law, the concept of fixed securities taking effect as floating charges does not arise and a purported fixed security which does not comply with the relevant legal requirements will be ineffective.

Liquidation Expenses

Prior to the House of Lords' decision in the case of *Re Leyland Daf* in 2004, the general position was that, in a liquidation of a company, the liquidation expenses ranked ahead of unsecured debts and floating chargees' claims. *Re Leyland Daf* reversed this position so that liquidation expenses could no longer be recouped out of assets subject to a floating charge. The Companies Act 2006 contains provisions which will, when they are brought into force, broadly restore the pre-*Leyland Daf* position. However, these provisions will only come into force upon the enactment of secondary legislation which will deal with who is entitled to approve the remuneration and expenses of the liquidator. This is not expected to occur until mid-2007. No draft of any such secondary legislation is available yet. The Insolvency Service has indicated that the draft rules will be subject to consultation and debate.

At this stage, it is too early to say what form the secondary legislation will take. However, it seems likely that, following the coming into force of the relevant provisions of the Companies Act 2006, floating charge realisations upon the enforcement of the floating charge security granted by the LLP, would be reduced by the amount of all, or a significant proportion of, any liquidation expenses.

Maintenance of Portfolio

Asset Coverage Test: Pursuant to the terms of the Originator Trust Deed, each Originator will agree to use all reasonable efforts to declare trusts over Loans and their Related Security in favour of the LLP absolutely in order to ensure that the Portfolio subject to the Originator Trusts is in compliance with the Asset Coverage Test. The amounts to be paid by the LLP to the relevant Originator (in cash or otherwise) for such declaration of trust will be a combination of: (i) a cash payment paid by the LLP; and/or (ii) the relevant Originator being treated as having made a Capital Contribution in Kind to the LLP (in an amount corresponding to the difference between the True Balance of such Loans as at the relevant Trust Date and the cash payment (if any) paid by the LLP for the declaration of trust over such Loans and their Related Security) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP; and (iii) Deferred Payments (the latter to be paid in accordance with the relevant Priorities of Payments).

Alternatively, Anglo Irish and AIAF (each in their capacities as a Member of the LLP) may make a Cash Capital Contribution to the LLP pursuant to the LLP Deed in order to ensure that the LLP is in compliance with the Asset Coverage Test. If a breach of the Asset Coverage Test occurs which is not cured on the next Cure Date, an Asset Coverage Test Breach Notice will be served on the LLP, which will result in the consequences set out in *Summary of Principal Documents – LLP Deed – Asset Coverage Test* below. There is no specific recourse by the LLP to the Originators in respect of the failure to declare trusts over its Loans and their Related Security in favour of the LLP absolutely nor is there any specific recourse to Anglo Irish and AIAF if they do not make Cash Capital Contributions to the LLP.

Portfolio Criteria. Pursuant to the terms of the Originator Trust Deed, each Originator will agree to use all reasonable efforts to declare trusts over Loans and their Related Security in favour of the LLP absolutely in order to ensure that the Portfolio satisfies the Portfolio Criteria. The amounts to be paid by the LLP to the relevant Originator (in cash or otherwise) for such declaration of trust will be a combination of: (i) a cash payment paid by the LLP; and/or (ii) the relevant Originator being treated as having made a Capital Contribution in Kind to the LLP (in an amount up to the difference between the True Balance of such Loans as at the relevant Trust Date and the cash payment (if any) paid by the LLP for the declaration of trust over such Loans and their Related Security) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP; and (iii) Deferred Payments (the latter to be paid in accordance with the relevant Priorities of Payments).

If a breach of the Portfolio Criteria occurs which is not cured on the next Cure Date, a Portfolio Criteria Breach Notice will be served on the LLP, which will result in the consequences set out in *Summary of Principal Documents – Originator Trust Deed – Portfolio Criteria* below. There is no specific recourse by the LLP to the Originators in respect of the failure to declare trusts over its Loans and their Related Security in favour of the LLP absolutely.

Amortisation Test: Pursuant to the LLP Deed, the LLP and Anglo Irish (in its capacity as a Member of the LLP) and AIAF (in its capacity as a Member of the LLP) shall procure that on each Calculation Date following service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration but prior to the service of an LLP Acceleration Notice, the Amortisation Test Aggregate Loan Amount is in an amount at least equal to the aggregate Sterling Equivalent of the Principal Amount Outstanding under the Covered Bonds. The Amortisation Test is intended to ensure that the assets of the LLP do not fall below a certain threshold to ensure that the assets of the LLP are sufficient to meet its obligations under the Covered Bond Guarantee.

If the collateral value of the Portfolio subject to the Originator Trust has not been maintained in accordance with the terms of the Asset Coverage Test or the Amortisation Test, then that may affect the realisable value of the LLP's beneficial interest in the Portfolio or any part thereof (both before and after the occurrence of an LLP Event of Default) and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, failure to satisfy the Amortisation Test on any Calculation Date following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration will constitute an LLP Event of Default, thereby entitling the Bond Trustee to accelerate the Covered Bonds against the Issuer (if not already due and repayable against it following service of an Issuer Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) and the LLP's obligations under the Covered Bond Guarantee against the LLP subject to and in accordance with the Conditions.

Prior to the occurrence of an Issuer Event of Default or a Pool Event and the service of a Notice to Pay to the LLP and prior to the occurrence of an event triggering Automatic Issuer Acceleration, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, test the calculations performed by the Cash Manager in respect of the Asset Coverage Test and the Portfolio Criteria once each year on the Calculation Date immediately prior to each anniversary of the Programme Date and more frequently in certain circumstances. Following (i) the occurrence of an Issuer Event of Default or a Pool Event and the service of a Notice to Pay to the LLP or (ii) the occurrence of an event triggering Automatic Issuer Acceleration, the Asset Monitor will be required to test the calculations performed by the Cash Manager in respect of the Amortisation Test. See further *Summary of the Principal Documents – Asset Monitor Agreement* below.

The Security Trustee shall not be responsible for monitoring compliance with, nor the monitoring of, the Asset Coverage Test, the Portfolio Criteria or the Amortisation Test or any other test, or supervising the performance by any other party of its obligations under any Transaction Document.

Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of an Issuer Event of Default or a Pool Event or otherwise

If (i) a Breach Notice (which has not been revoked) or a Notice to Pay is served on the LLP or (ii) an event triggering Automatic Issuer Acceleration has occurred or (iii) the LLP is so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds LLP, then the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security (see *Summary of the Principal Documents – LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Breach Notice* and *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise* below).

There is no guarantee that a buyer will be found to acquire the LLP's beneficial interest in Selected Loans and their Related Security at the times required and there can be no guarantee or assurance as to the price which may be able to be obtained, which may affect payments under the Covered Bond Guarantee. However, the LLP's beneficial interest in the Selected Loans may be sold by the LLP only for the best price reasonably available but following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration not for less than an amount equal to the Adjusted Required Redemption Amount for the relevant Series of Covered Bonds until six months prior to: (a) the Final Maturity Date in respect of such Covered Bonds; or (b) the Extended Due for Payment Date under the Covered Bond Guarantee in respect of such Covered Bonds, provided that the beneficial interest in Selected Loans may be sold at any time without regard of the minimum amount equal to the Adjusted Required Redemption Amount with the prior consent of, or if directed to do so by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds. In the six months prior to, as applicable, the Final Maturity Date or Extended Due for Payment Date but after the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, the LLP is obliged to sell the its beneficial interest in Selected Loans for the best price reasonably available notwithstanding that such price may be less than the Adjusted Required Redemption Amount (for the method of sale of Selected Loans and Related Security, see *Summary of the Principal Documents – LLP Deed – Method of sale of beneficial interest in Selected Loans* below).

Realisation of Charged Property following the occurrence of an LLP Event of Default

If an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP, then the Security Trustee will be entitled to enforce the Security created under and pursuant to the Deed of Charge and the proceeds from the realisation of the Charged Property will be applied by the Security Trustee towards payment of all secured obligations in accordance with the Post-Enforcement Priority of Payments described in *Cashflows* below.

There is no guarantee that the proceeds of realisation of the Charged Property will be in an amount sufficient to repay all amounts due to the Secured Creditors (including the holders of the Covered Bonds) under the Covered Bonds and the Transaction Documents.

If an LLP Acceleration Notice is served on the LLP then the Covered Bonds may be repaid sooner or later than expected or not at all.

Factors that may affect the realisable value of the LLP's beneficial interest in the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee

Following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) occurrence of an Issuer Event of Default and the service on the Issuer of an Issuer Acceleration Notice, the realisable value of the LLP's beneficial interest in Selected Loans and their Related Security comprised in the Portfolio subject to the Originator Trusts may be reduced (which may affect the ability of the LLP to make payments under the Covered Bond Guarantee) by:

- representations or warranties not being given by the LLP or (unless otherwise agreed with the relevant Originator) the relevant Originator;
- default by Borrowers of amounts due on their Loans;
- the Loans of New Originators being included in the Portfolio that is subject to the Originator Trusts;
- changes to the lending criteria of the relevant Originator;
- the LLP not having legal title to the Loans in the Portfolio that is subject to the Originator Trusts;

- risks in relation to some types of Loans which may adversely affect the value of Portfolio subject to the Originator Trusts or any part thereof; and

- limited recourse to the Originators.

Each of these factors is considered in more detail below. However, it should be noted that the Asset Coverage Test, the Portfolio Criteria, the Amortisation Test and the Eligibility Criteria are intended to ensure that there will be an adequate amount of Loans in the Portfolio subject to the Originator Trusts and moneys standing to the credit of the GIC Account and the Excess Proceeds Account to enable the LLP to repay the Covered Bonds following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, and accordingly it is expected (but there is no assurance) that the LLP's beneficial interest in Selected Loans and their Related Security could be realised for sufficient value to enable the LLP to meet its obligations under the Covered Bond Guarantee.

No representations or warranties to be given by the LLP or the relevant Originator if the beneficial interest in Selected Loans and their Related Security are to be sold

Following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service on the Issuer of an Issuer Acceleration Notice or (C) the LLP having been so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security to third party purchasers, subject to a right of pre-emption enjoyed by the relevant Originator pursuant to the terms of the Originator Trust Deed (see *Summary of the Principal Documents – LLP Deed – Method of sale of interest in Selected Loans and their Related Security* below). In respect of any sale of the LLP's beneficial interest in Selected Loans and their Related Security to third parties, however, the LLP will not be permitted to give warranties or indemnities in respect of those Selected Loans and their Related Security (unless expressly permitted to do so by the Security Trustee). There is no assurance that the relevant Originator would give any warranties or representations in respect of the Selected Loans and their Related Security. Any Representations or Warranties previously given by that Originator in respect of the Loans in the Portfolio subject to the relevant Originator Trust may not have value for a third party purchaser if the relevant Originator is then insolvent. Accordingly, there is a risk that the realisable value of the LLP's beneficial interest in Selected Loans and their Related Security could be adversely affected by the lack of representations and warranties which in turn could adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

The Loans of New Originators may be included in the Portfolio

New Originators which are members of the Anglo Irish Group, may in the future accede to the Programme and declare trusts over Loans and their Related Security in favour of the LLP absolutely. However, this would only be permitted if the conditions precedent relating to New Originators acceding to the Transaction (more fully described under *Summary of the Principal Documents – Originator Trust Deed – New Originators* below) are met. Provided that those conditions are met, the consent of holders of the Covered Bonds to the accession of any New Originator to the Programme will not be obtained.

Any loans originated by a New Originator will have been originated in accordance with the lending criteria of the New Originator, which may not in substance differ from the Lending Criteria of Loans originated by the Originators.

Beneficial Interest in the Portfolio; Originator Power of Attorney; Limitations on Enforcing Loans and Related Security Against Borrowers

The LLP will have a beneficial interest in the Portfolio pursuant to the Originator Trust Deed. However, the Portfolio will not be assigned legally or equitably by the relevant Originator and legal title to the Portfolio subject to the relevant Originator Trust will remain with the relevant Originator, in its capacity as lender of record (unless and until the relevant Originator disposes of its legal interest in a Loan (subject to the requirements of the Originator Trust Deed), in which case the relevant Loans in the Portfolio would cease to be subject to the Originator Trust Deed). The Originator Trust Deed however imposes on each of the Originators and the Originator Trustees a prohibition on disposal of the Loans and the Related Security subject to the relevant Originator Trust.

Legal advice was obtained to the effect that, subject to due execution and delivery of the Originator Trust Deed, due execution and delivery of the Originator Power of Attorney by the relevant Originator, satisfaction of all conditions precedent referred to in the Originator Trust Deed (including, but not limited to, payment of the Trust Payment to the relevant Originator by the LLP), the relevant Originator Trust is validly constituted by the Originator Trust Deed as at the relevant Trust Date and that a creditor, liquidator, administrator, receiver or administrative receiver of the relevant Originator (but in relation to Anglo Irish, see *Irish insolvency – certain risks* above), would not be able to contest successfully the validity of or avoid or set aside the Originator Trust created by it pursuant to the Originator Trust Deed or the interest of the LLP as a beneficiary thereunder.

In its capacity as trustee under the Originator Trust Deed, the relevant Originator will hold its Loans and their Related Security over which it has declared a trust in favour of the LLP absolutely. However, neither the LLP nor the Bond Trustee will have a direct contractual relationship with any Borrower under any Loan Agreement and neither the LLP nor the Bond Trustee will have the right to assert contractual claims or effect contractual remedies directly against the Borrowers. The Originator Trust Deed and the beneficial entitlement of the LLP to the relevant Loans and their Related Security does not constitute a purchase or other acquisition or assignment of any legal interest in any such Loan and Related Security.

The LLP and the Bond Trustee will have rights solely against the relevant Originator with respect to the Originator Trust Deed, the Servicing Agreement and the Cash Management Agreement and will not have the right to assert contractual claims or effect contractual remedies against any Borrowers. The Originators will not grant the LLP, the Bond Trustee or any other entity any security interest in any Loan. In the event of a default by a Borrower under a Loan, the LLP and the Bond Trustee will have rights solely against the relevant Originator under the Originator Trust Deed and the Cash Management Agreement and will have no contractual rights against such Borrower. Only the relevant Originator will be entitled to take any remedial actions under the Loans and the Related Security or to exercise any votes permitted to be taken or given thereunder. Each Originator Power of Attorney will allow the LLP (or the Security Trustee or any Purchaser) to act in the name of the relevant Originator (as lender of record) to take actions to enforce the Loans and Related Security against the relevant Borrower and to collect the proceeds of Loans and the Related Security upon the occurrence of a Power of Attorney Event. See *Summary of the Principal Documents – Originator Trust Deed – Originator Power of Attorney* below.

Legal advice (subject to certain reservations and qualifications) was obtained to the effect that a creditor, liquidator, administrator, receiver or administrative receiver of the relevant Originator (but in relation to Anglo Irish, see *Irish insolvency – certain risks* above), would not be able to contest successfully the validity of or avoid or set aside the exercise by the LLP or the Security Trustee of its rights and powers under the relevant Originator Power of Attorney and that the LLP may exercise its powers under the Originator Power of Attorney following the occurrence of a Power of Attorney Event without the leave of the court under English and Scots insolvency laws.

In the latter case, there can be no assurance, however, that a court would reach the same conclusion or that leave, if required, would be granted.

Restrictions on Transfers in the Loan Agreements

There are provisions in certain of the Loan Agreements which limit or restrict the transfer or assignment of the Loans and the Related Security. The Originator Trust Deed has been structured with the intention that such limitations or restrictions are not contravened by the creation of the Originator Trusts. Such limitations or restrictions on transfer and the provisions of the Originator Trust Deed will not permit the appointment of a substitute trustee even in the event of a default by the relevant Originator in the performance of its obligations as Originator thereunder. Accordingly, the relevant Originator is the only entity capable of contractually enforcing the Loans and the Related Security subject to the relevant Originator Trust. However, under the Originator Power of Attorney, the LLP (or the Security Trustee or any Purchaser) may enforce, in certain limited circumstances and in the name of the relevant Originator, the rights of that Originator to, amongst others, collect in the Loans.

Set-off risk may adversely affect the value of the Portfolio subject to the Originator Trust or any part thereof

As described above, the granting by the relevant Originator to the LLP of an interest in the Loans and their Related Security will take effect by way of a declaration of trust under which the beneficial interest in the Loans and their Related Security will be granted in favour of the LLP absolutely. As a result, legal title to the Loans and their Related Security over which a trust is declared by such Originator in favour of the LLP will remain with the relevant Originator. Therefore, the rights of the LLP may be subject to the direct rights of the Borrowers against the relevant Originator, including rights of set-off which occur in relation to transactions or deposits made between the Borrowers and the relevant Originator existing prior to notification to the Borrowers of the declaration of trust of the Loans.

The exercise of set-off rights by Borrowers may adversely affect the realisable value of the LLP's beneficial interest in the Portfolio subject to the Originator Trusts and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, the relevant Originator is required to re-acquire or have released to it the LLP's beneficial interest in the relevant Loan and its Related Security in respect of which the relevant Borrower is entitled to exercise any right of set-off or counterclaim against the relevant Originator in respect of any amount payable under its Loan(s) or Mortgage(s)

The LLP does not have legal title to the Loans in the Portfolio

The granting by the relevant Originator to the LLP of an interest in the Loans and their Related Security will take effect by way of declarations of trust in accordance with the Originator Trust Deed under which a beneficial interest in the relevant Loans and their Related Security will be granted in favour of the LLP absolutely. As a result, legal title to those Loans and each of their Related Security subject to the relevant Originator Trust will remain with the relevant Originator. Accordingly, the LLP will not give notice of the declaration of trust over the Loans and their Related Security to any Borrower or apply to the Land Registry to register or record its beneficial interest in the Loans and their Related Security or (which would not be competent in Scotland) take any steps to perfect its title to the Loans and their Related Security subject to the Originator Trust.

Since the LLP has not obtained legal title to the Loans or their Related Security and has not protected its interest in the Loans and their Related Security by registration of a notice at the Land Registry, the risks exist that if the relevant Originator wrongly sells a Loan and its Related Security, the beneficial interest in which has already been granted in favour of the LLP absolutely, to another person and that person acted in good faith and (otherwise than in Scotland) did not have notice of the beneficial interest of the LLP in the Loan and its Related Security, then such person might obtain good title to the Loan and its Related Security, free from the interests of the LLP. If this occurred then the LLP would not have good title to the

affected Loan and its Related Security subject to the relevant Originator Trust and it would not be entitled to payments by a Borrower in respect of that Loan. However, the risk of third party claims obtaining priority to the interests of the LLP would be likely to be limited to circumstances arising from a breach by the relevant Originator of its contractual obligations or fraud, negligence or mistake on the part of the relevant Originator or the LLP or their respective personnel or agents.

If any of the events described above were to occur then the realisable value of the LLP's beneficial interest in the Portfolio subject to the Originator Trusts or any part thereof and/or the ability of the LLP to make payments under the Covered Bond Guarantee may be affected.

Effects of an Irish examinership of Anglo Irish on the Covered Bond Guarantee and the security created pursuant to the Deed of Charge

Where Anglo Irish is in examinership and the LLP fails to make payment under the Covered Bond Guarantee, an examiner could apply to the English courts in order to prevent enforcement of the security granted pursuant to the Deed of Charge (see *Irish Insolvency – certain risks* above).

Legal advice was received to the effect that, as a matter of English law the prohibition on the enforcement of security in examinership should not apply to security granted by the LLP. In addition, even if the effect of examinership was to prevent enforcement of security over assets held by the LLP, legal advice was received that the Security Trustee should, upon examinership of Anglo Irish, be able to enforce the security created by the LLP over its assets under or pursuant to the Deed of Charge assuming that the security had become enforceable. However, this legal advice was based on the Winding Up Directive and other European legislation, which has not yet been tested before the courts. Consequently, no assurance can be given that a court would reach the same conclusion.

Limited recourse to the Originators

The LLP, the Bond Trustee and the Security Trustee will not undertake any investigations, searches or other actions on any Loan or its Related Security and will rely instead on the Representations and Warranties given in the Originator Trust Deed by the relevant Originator in respect of the Loans and the Related Security over which it has declared a trust in favour of the LLP absolutely.

If any Loan and its Related Security subject to the Originator Trust do not materially comply with any of the Representations and Warranties made by the relevant Originator as at the Trust Date of that Loan, then such Originator will be required to notify the LLP and the Security Trustee as soon as reasonably practical after becoming aware of the fact and upon receipt of a request to do the same from the LLP, remedy the breach within 28 Business Days of receipt by it of the request.

If the relevant Originator fails to remedy the breach of a Representation and Warranty within 28 Business Days, then that Originator will be required (but only after the service of a Re-Acquisition Notice, but irrespective of the occurrence of an Issuer Event of Default or Pool Event) to re-acquire or have released to it on or before the next following LLP Payment Date (or such other date that may be agreed between the LLP and the relevant Originator) the beneficial interest in the relevant Loan and its Related Security and in any other Loans of the relevant Borrower that are included in the Portfolio subject to the Originator Trust created by it, at their True Balance as of the date of re-acquisition.

There can be no assurance that the relevant Originator, in the future, will have the financial resources to re-acquire or have released to it the beneficial interest in a Loan or Loans and its or their Related Security. However, if the relevant Originator does not re-acquire or have released to it the beneficial interest in those Loans and their Related Security which are in breach of the Representations and Warranties then the Adjusted True Balance of those Loans will be excluded from the calculation of the Asset Coverage Test. There is no further recourse to the relevant Originator or the Issuer in respect of a breach of a Representation or Warranty.

Implementation of Basel II risk-weighted asset framework may result in changes to the risk-weighting of the Covered Bonds

On 14 November 2005, the Basel Committee on Banking Supervision (the **Basel Committee**) published an updated version of the text of new capital adequacy standards for international banks, under the title "Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework". This new framework (the **Basel II Framework**), which has recently been published in a consolidated version, substantially revises and expands the existing Basel Capital Accord first issued in 1988, includes more sophisticated approaches to applying capital requirements based on risk, addresses more types of risk including operational risk and places enhanced emphasis on market discipline and banks' internal systems and controls. However, the Basel II Framework is not self-implementing and, accordingly, implementation dates in participating countries are dependent on the relevant national implementation process in those countries and for example, in EU Member states by implementing the EU Capital Requirements Directive and the EU Banking Consolidation Directive. The Basel Committee has released numerous discussion papers, impact studies and guidance for banking organisations in their preparations for implementing the revised capital standards. The Basel Committee has also formed an Accord Implementation Group of bank supervisors to share information and to promote consistency as participating countries move forward with implementation of the Basel II Framework.

It is currently intended that the various approaches under the Basel II Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007.

As and when implemented, the Basel II Framework could affect the risk-based capital treatment of the Covered Bonds for investors who are subject to bank capital adequacy requirements that follow the framework. Consequently, investors should consult their own advisers as to the consequences of and effect on them of the proposed implementation of the Basel II Framework. Proposals and guidelines for implementing the Basel II Framework in participating jurisdictions are still in development, and no predictions can be made as to the precise effects of potential changes which might result from such implementation.

Limited Liability Partnerships

The LLP is a limited liability partnership. Limited liability partnerships, created by statute pursuant to the LLPA 2000, are bodies corporate for general English law purposes and have unlimited capacity. A general description of limited liability partnerships is set out below under *Description of Limited Liability Partnerships* below. This area of the law is relatively undeveloped. Accordingly, there is a risk that as the law develops, new case law or new regulations made under or affecting the LLPA 2000 or relating to limited liability partnerships could adversely affect the ability of the LLP to perform its obligations under the Transaction Documents which could, in turn, adversely affect the interests of holders of the Covered Bonds.

FORM OF THE COVERED BONDS

The Covered Bonds of each Series will be in bearer form, without receipts, but with interest coupons and/or talons attached. The Covered Bonds will be issued outside the United States in reliance on Regulation S under the Securities Act (**Regulation S**).

Each Tranche of Covered Bonds will be initially issued in the form of a temporary global covered bond without receipts and interest coupons attached (a **Temporary Global Covered Bond**) or, if so specified in the applicable Final Terms (the **applicable Final Terms**), a permanent global covered bond without receipts and interest coupons attached (a **Permanent Global Covered Bond** and, together with the Temporary Global Covered Bonds, the **Global Covered Bonds** and each a **Global Covered Bond**) which, in either case, will:

(a) if the Global Covered Bonds are intended to be issued in new global covered bond (**NGCB**) form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a common safekeeper (the **Common Safekeeper**) for Euroclear Bank S.A./N.V. (**Euroclear**) and Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**); and

(b) if the Global Covered Bonds are not intended to be issued in NGCB form, be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for Euroclear and Clearstream Luxembourg.

Whilst any Covered Bond is represented by a Temporary Global Covered Bond, payments of principal, interest (if any) and any other amount payable in respect of the Covered Bonds due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Covered Bond if the Temporary Global Covered Bond is not intended to be issued in NGCB form) only to the extent that certification to the effect that the beneficial owners of interests in such Covered Bond are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Global Covered Bond is issued, interests in such Temporary Global Covered Bond will be exchangeable (free of charge) upon a request as described therein either for: (i) (if the Global Covered Bonds are intended to be issued in NGCB form) interests in a Permanent Global Covered Bond of the same Series recorded in the relevant Clearing System or (if the Global Covered Bonds are not intended to be issued in NGCB form) a Permanent Global Covered Bond; or (ii) for Definitive Covered Bonds of the same Series with, where applicable, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of Definitive Covered Bonds, to such notice period as is specified in the applicable Final Terms), in each case against certification of non-US beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Covered Bond will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Covered Bond for an interest in a Permanent Global Covered Bond or for Definitive Covered Bonds is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Covered Bond will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Covered Bond if the Permanent Global Covered Bond is not intended to be issued in NGCB form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Definitive Covered Bonds with, where applicable, interest

coupons and talons attached upon either: (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) to the Principal Paying Agent as described therein; or (ii) only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that: (i) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available; or (ii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Covered Bonds represented by the Permanent Global Covered Bond in definitive form. The Issuer will promptly give notice to holders of the Covered Bonds of each Series of Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) or the Bond Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (ii) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

Global Covered Bonds and Definitive Covered Bonds will be issued pursuant to the Agency Agreement.

The following legend will appear on all Covered Bonds which have an original maturity of more than one year and on all interest coupons relating to such Covered Bonds:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Covered Bonds or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Covered Bonds or interest coupons.

Covered Bonds which are represented by a Global Covered Bond will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

General

Pursuant to the Agency Agreement (as defined under Terms and Conditions of the Covered Bonds), the Principal Paying Agent shall arrange that, where a further Tranche of Covered Bonds is issued which is intended to form a single Series with an existing Tranche of Covered Bonds, the Covered Bonds of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CUSIP and CINS number which are different from the common code, ISIN, CUSIP and CINS assigned to Covered Bonds of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Covered Bonds of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

No holder of the Covered Bonds or Couponholder shall be entitled to proceed directly against the Issuer or the LLP unless the Bond Trustee or, as the case may be, the Security Trustee, having become so bound to proceed, fails so to do within a reasonable period and the failure shall be continuing.

FORM OF FINAL TERMS

Set out below is the form of Final Terms which, subject to any necessary amendment, will be completed for each Tranche of Covered Bonds issued under the Programme.

[Date]

Anglo Irish Bank Corporation plc (acting through its UK Branch)
Issue of [Aggregate Nominal Amount of Tranche] [Title of Covered Bonds]
Irrevocably and unconditionally guaranteed as to payment of principal and interest
by Anglo Irish Covered Bonds LLP
under the € 2billion Global Covered Bond Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 30 March 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Offering Circular. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Offering Circular.

The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Offering Circular dated 30 March 2007. This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**) and must be read in conjunction with the Offering Circular dated [current date], which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 30 March 2007 and are attached hereto. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Offering Circular dated 30 March 2007 and [current date].

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

[When adding any other final terms or information including final terms at items [11, 12, 18, 19, 20 or 27] of Part A or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer in Part B consideration should be given as to whether such terms or information constitute "significant new facts" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.]

1.	(a)	Issuer:	Anglo Irish Bank Corporation plc (acting through its UK Branch)
	(b)	Guarantor:	Anglo Irish Covered Bonds LLP
2.	(a)	Series Number:	[●]

		(If fungible with an existing Series details of that Series, including the date on which the Covered Bonds become fungible)
	(b) Tranche Number:	[●]
		(If fungible with an existing Series, details of that Series, including the date on which the Covered Bonds become fungible)
3.	Specified Currency or Currencies:	[€][$][£][JPY][CHF]
4.	Nominal Amount of Covered Bonds to be issued:	[●]
5.	Aggregate Nominal Amount of the Covered Bonds Admitted to trading:	
	(a) Series:	[●]
	(b) Tranche:	[●]
6.	(a) Issue Price:	[●]
	(b) Net proceeds	[●]
	(*Required only for listed issues*)]	
7.	Specified Denominations:	*(N.B. The minimum denomination of each Covered Bond admitted to trading on a regulated exchange in the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which would otherwise require the publication of a prospectus under the Prospectus Directive is €50,000 (or, if the Covered Bonds are denominated in a currency other than euro, the equivalent amount in such currency) or such other higher amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.)*
8.	Issue Date:	[●]
9.	Interest Commencement Date:	[●]
10.	Final Maturity Date:	*(Fixed rate – specify date/Floating rate –* Interest Payment Date falling in or nearest to [specify month]][1]

[1] Final Maturity Date not to exceed the Programme Maturity Date.

	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:	[*Fixed rate – specify date/Floating rate –* Interest Payment Date falling in or nearest to [*specify month; in each case falling 18 months after the Final Maturity Date]*]
11.	Interest Basis:	[[●] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [●] per cent. Floating Rate] [Zero Coupon] [*specify other*] (further particulars specified below)
12.	Redemption/Payment Basis:	[Redemption at par] [*specify other*]
13.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Covered Bonds into another Interest Basis or Redemption/Payment Basis*]
14.	Status of the Covered Bonds:	Senior
15.	Status of the Guarantee:	Senior
16.	Listing:	[Irish Stock Exchange/*specify other/None*]
17.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE[2]

18.	Fixed Rate Covered Bond Provisions	[Applicable/Not Applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(a) Fixed Rate(s) of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] (*if payable other than annually, consider amending Condition 4*)
	(b) Interest Payment Date(s):	[●] in each year up to and including the [Final Maturity Date] [Extended Due for Payment Date]/[*specify other*] (provided however that after the Extension Determination Date, the Interest Payment Date shall be monthly) (*NB: This will need to be amended in the case of long or short coupons*)
	(c) Business Day Convention:	[Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
	(d) Business Day(s):	[●]

2 This section relates to interest payable under the Covered Bonds and corresponding amounts of Scheduled Interest payable under the Covered Bond Guarantee.

(e)	Additional Business Centre(s):	[New York], [●]
(f)	Fixed Coupon Amount(s):	[●] per [●] in nominal amount
(g)	Initial Broken Amount(s):	[Insert particulars of any initial broken interest amounts which do not correspond with the Fixed Coupon Amount]
(h)	Final Broken Amount:	[Insert particulars of any final broken interest amounts which do not correspond with the Fixed Coupon Amount]
(i)	Day Count Fraction:	[30/360 or Actual/Actual ((ISMA)/ISDA) or *specify other*]
(j)	Determination Date(s):	[●] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration.* *NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA)]*
(k)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	[Not Applicable/*Give details*]

19.	Floating Rate Covered Bond Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(a)	Specified Period(s)/Specified Interest Payment Date(s):	[●] (provided however that after the Extension Determination Date, the Specified Interest Payment Date shall be monthly) *NB: Specify the Specified Period(s)/Specified Interest Payment Date(s) up to and including the Extended Due for Payment Date*
(b)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *[specify other]*
(c)	Additional Business Centre(s):	[New York], [●]

(d)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(e)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	[●]
(f)	Screen Rate Determination:	
	– Reference Rate:	[●] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including amendment to fallback provisions in the Agency Agreement)*
	– Interest Determination Date(s):	[●] *(Second day on which commercial banks are open for general business (including dealings in foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)* *NB: Specify the Interest Determination Date(s) up to and including the Extended Due for Payment Date*
	– Relevant Screen Page:	[●] *(In the case of EURIBOR, if not Moneyline Telerate Page [248] ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(g)	ISDA Determination:	
	– Floating Rate Option:	[●]
	– Designated Maturity:	[●]
	– Reset Date:	[●]
(h)	Margin(s):	[+/-] [●] per cent. per annum.
(i)	Minimum Rate of Interest:	[●] per cent. per annum
(j)	Maximum Rate of Interest:	[●] per cent. per annum
(k)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling)

Actual/360
30/360
30E/360
Other] [adjusted/not adjusted]

	(l)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in Condition [●] *of the Conditions*:	[●]
20.	Zero Coupon Covered Bond Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(a)	Accrual Yield:	[●] per cent. per annum
	(b)	Reference Price:	[●]
	(c)	Any other formula/basis of determining amount payable:	[●]
	(d)	Business Day Convention:	[Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
	(e)	Business Day(s):	[●]
	(f)	Additional Business Centre(s):	[New York], [●]
	(g)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Condition 4 (b) (iv) [(A)][(B)][(C)][(D)][(E)] applies/ specify other] (Consider applicable day count fraction if not U.S. dollar denominated)

PROVISIONS RELATING TO REDEMPTION BY THE ISSUER

21.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons or illegality and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)):	[●]

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

22.	New Global Covered Bond:	[Yes][No]
23.	Form of Covered Bonds:	[Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Definitive Covered Bonds in definitive form only after an Exchange Event[/ on not less than 60 days' notice]

		[Temporary Global Covered Bond exchangeable for Definitive Covered Bonds only after an Exchange Event] [Permanent Global Covered Bond exchangeable for Definitive Covered Bonds in definitive form only after an Exchange Event[/on not less than 60 days' notice]]
24.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 18(c) and 20(g) relate)*
25.	Talons for future Coupons to be attached to Definitive Covered Bonds (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
26.	Redenomination:	Redenomination [not] applicable *(If Redenomination is applicable, specify the terms of the redenomination in an annex to the Final Terms)*
27.	Other terms or special conditions:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute a "significant new factor" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

28.	(a)	If syndicated, names of Managers:	[Not Applicable/give names]
	(b)	Stabilising Manager (if any):	[Not Applicable/give name]
29.	If non-syndicated, name of relevant Dealer(s):		[●]
30.	Additional selling restrictions:		[Not Applicable/give details]

LISTING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €2 billion Global Covered Bond Programme of Anglo Irish Bank Corporation plc (acting through its UK Branch) on the regulated market of the Irish Stock Exchange.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms. To the best of the knowledge and belief of the Issuer and the LLP (having taken all reasonable care to ensure

that such is the case), such information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information.

NON-APPLICABILITY OF ASSET COVERED SECURITIES ACT, 2001 OF IRELAND

The Covered Bonds are not issued under this legislation and do not have the benefits and protections of securities issued under such legislation.

PART B – OTHER INFORMATION

31. **LISTING**

(a)	Listing:	[Irish Stock Exchange/other *(specify)*/None]
(b)	Admission to trading:	Application has been made for the Covered Bonds to be admitted to trading [●].
(c)	Estimate of total expenses related to admission to trading:	[to be disclosed in final terms]

32. **RATINGS**

Ratings: The Covered Bonds to be issued have been rated:
Moody's: [●]
[Other]: [●]

(The above disclosure should reflect the rating allocated to Covered Bonds of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)

33. **[NOTIFICATION**

The [*include name of competent authority in EEA home Member State*] [*has been requested to provide/has provided – include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.]

34. **[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

[Save as discussed in *Subscription and Sale and Transfer and Selling Restrictions*, so far as the Issuer and the LLP are aware, no person involved in the issue of the Covered Bonds has an interest material to the offer. – *Amend as appropriate if there are other interests*]

35. [Fixed Rate Covered Bonds only – YIELD

Indication of yield: [●]
The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

36. **OPERATIONAL INFORMATION**

(a)	ISIN Code:	[●]
(b)	Common Code:	[●]

(c)	[*(insert here any other relevant codes such as CUSIP AND CINS codes)*]	[●]
(d)	[Any clearing system(s) other than Euroclear or Clearstream, Luxembourg and the relevant identification number(s):]	[Not Applicable/*give name(s) and number(s)*]
(e)	[Delivery:]	Delivery [against/free of] payment
(f)	[Names and addresses of additional Paying Agent(s) (if any):	[●]
(g)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No]

[Note that the designation "yes" simply means that the Covered Bonds are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Covered Bonds will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Covered Bonds must be issued in NGCB form*]

Signed on behalf of the Issuer:	Signed on behalf of the LLP:
By:	By:
Duly authorised	Duly authorised

TERMS AND CONDITIONS OF THE COVERED BONDS

The following are the Terms and Conditions of the Covered Bonds which will be incorporated by reference into each Global Covered Bond (as defined below) and each Definitive Covered Bond, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but, if not so permitted and agreed, such Definitive Covered Bond will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Covered Bonds may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Covered Bonds. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Covered Bond and Definitive Covered Bond.

This Covered Bond is one of a Series (as defined below) of Covered Bonds issued by Anglo Irish Bank Corporation plc (acting through its UK Branch) (the **Issuer**) constituted by a trust deed (such trust deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 30 March 2007 (the **Programme Date**) made between the Issuer, Anglo Irish Covered Bonds LLP as guarantor (the **LLP**) and Deutsche Trustee Company Limited as bond trustee (in such capacity, the **Bond Trustee**, which expression shall include any successor as Bond Trustee) and as security trustee (in such capacity, the **Security Trustee**, which expression shall include any successor as Security Trustee).

Save as provided for in Conditions 9 and 14, references herein to the **Covered Bonds** shall be references to the Covered Bonds of this Series and shall mean:

(a) in relation to any Covered Bonds represented by a global covered bond (a **Global Covered Bond**), units of the lowest Specified Denomination in the Specified Currency;

(b) any Global Covered Bond; and

(c) any Definitive Covered Bonds in bearer form (**Definitive Covered Bonds**) issued in exchange for a Global Covered Bond in bearer form.

The Covered Bonds and the Coupons (as defined below) have the benefit of an agency agreement (such agency agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Security Trustee and Deutsche Bank AG, London branch, as issuing and principal paying agent and agent bank (in such capacity, the **Principal Paying Agent**, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents). As used herein, **Agents** shall mean the Paying Agents.

Interest-bearing Definitive Covered Bonds have (unless otherwise indicated in the applicable Final Terms) interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons.

The Final Terms for this Covered Bond (or the relevant provisions thereof) are attached to or endorsed on this Covered Bond and supplement these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Covered Bond. References to the **applicable Final Terms** are to the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Covered Bond.

The Bond Trustee acts for the benefit of the holders for the time being of the Covered Bonds (the **holders of the Covered Bonds** or the **Covered Bondholders**, which expressions shall, in relation to any Covered Bonds represented by a Global Covered Bond, be construed as provided below), holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons (the **Talonholders**)), and holders of each other Series of Covered Bonds in accordance with the provisions of the Trust Deed.

As used herein, **Tranche** means Covered Bonds which are identical in all respects (including as to listing) and **Series** means a Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are: (i) expressed to be consolidated and form a single series; and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The LLP has, in the Trust Deed, irrevocably and unconditionally guaranteed the due and punctual payment of Guaranteed Amounts in respect of the Covered Bonds as and when the same shall become due for payment on certain dates in accordance with the Trust Deed (**Due for Payment**), but only after (i) service of a Notice to Pay on the LLP following (a) a Pool Event or (b) an Issuer Event of Default and service by the Bond Trustee of an Issuer Acceleration Notice on the Issuer, or (ii) service of an LLP Acceleration Notice on the LLP or (iii) the occurrence of an event triggering Automatic Issuer Acceleration.

The security for the obligations of the LLP under the Covered Bond Guarantee and the other Transaction Documents to which it is a party has been created in and pursuant to, and on the terms set out in, a deed of charge (such deed of charge as amended and/or supplemented and/or restated from time to time, including by way of Supplemental Deed of Charge, the **Deed of Charge**) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors.

These Conditions include summaries of, and are subject to, the provisions of the Trust Deed, the Deed of Charge and the Agency Agreement.

Copies of the Trust Deed, the Deed of Charge, the Master Definitions and Construction Schedule (as defined below), the Agency Agreement and each of the other Transaction Documents are available for inspection during normal business hours at the registered office for the time being of the Bond Trustee being at the Programme Date at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms for all Covered Bonds of each Series (including in relation to unlisted Covered Bonds of any Series) are obtainable during normal business hours at the specified office of each of the Paying Agents and any holder of the Covered Bonds must produce evidence satisfactory to the Issuer and the Bond Trustee or, as the case may be, the relevant Paying Agent as to its holding of Covered Bonds and identity. The holders of the Covered Bonds the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of, and definitions contained in, the Trust Deed, the Deed of Charge, the Master Definitions and Construction Schedule, the Agency Agreement, each of the other Transaction Documents and the applicable Final Terms which are applicable to them and to have notice of each set of Final Terms relating to each other Series.

Except where the context otherwise requires, capitalised terms used and not otherwise defined in these Conditions shall bear the meanings given to them in the applicable Final Terms and/or the master definitions and construction schedule signed for identification by the parties to the Transaction Documents on or about the Programme Date (the **Master Definitions and Construction Schedule**), a copy of each of which may be obtained as described above.

1. Form, Denomination and Title

The Covered Bonds are in bearer form and, in the case of Definitive Covered Bonds, serially numbered, in the Specified Currency and the Specified Denomination(s). Covered Bonds of one Specified Denomination may not be exchanged for Covered Bonds of another Specified Denomination.

This Covered Bond may be a Fixed Rate Covered Bond, a Floating Rate Covered Bond, a Zero Coupon Covered Bond or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms, and subject to, where this Coupon Bond is a Zero Coupon Covered Bond or any combination of the foregoing, confirmation from the Rating Agency that the then current ratings of any outstanding Series of Covered Bonds will not be adversely affected by the issuance of this Covered Bond.

Definitive Covered Bonds are issued with Coupons attached, unless they are Zero Coupon Covered Bonds in which case references to Coupons and Couponholders in these Conditions are not applicable.

Subject as set out below, title to the Covered Bonds and Coupons will pass by delivery. The Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee will (except as otherwise required by law) deem and treat the bearer of any Covered Bond or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Covered Bond, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Covered Bonds is represented by a Global Covered Bond deposited with a common depositary (in the case of a CGCB) or common safekeeper (in the case of a NGCB) for Euroclear Bank S.A./N.V. (**Euroclear**) and/or Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Covered Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Covered Bonds standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream's Cedcom system) in accordance with its usual procedures and in which the holder of a particular nominal amount of the Covered Bonds is clearly identified with the amount of such holding) shall be treated by the Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds for all purposes other than with respect to the payment of principal or interest or other amounts on such nominal amount of such Covered Bonds, for which purpose the bearer of the relevant Global Covered Bond shall be treated by the Issuer, the LLP, any Paying Agent, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds in accordance with and subject to the terms of the relevant Global Covered Bond and the expressions **Covered Bondholder** and **holder of Covered Bonds** and related expressions shall be construed accordingly.

Covered Bonds which are represented by a Global Covered Bond will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits (but not in the case of any NGCB), be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

In the Conditions, the following expressions shall have the following meanings:

CGCB means a Temporary Global Covered Bond or a Permanent Global Covered Bond, in either case in respect of which the applicable Final Terms specify that it is not a new global covered bond;

Distribution Compliance Period means the period that ends 40 days after the completion of the distribution of the relevant Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

NGCB means a Temporary Global Covered Bond or a Permanent Global Covered Bond, in either case in respect of which the applicable Final Terms specify that it is a new global covered bond;

Regulation S means Regulation S under the Securities Act; and

Securities Act means the United States Securities Act of 1933, as amended.

2. [Intentionally Omitted]

3. Status of the Covered Bonds and the Covered Bond Guarantee

(a) Status of the Covered Bonds

The Covered Bonds and any relative Coupons constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject to any applicable statutory provisions) at least *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer.

(b) Status of the Covered Bond Guarantee

The payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment has been unconditionally and irrevocably guaranteed by the LLP (the **Covered Bond Guarantee**) in the Trust Deed. However, the LLP shall have no obligation under the Covered Bond Guarantee to pay any Guaranteed Amounts until (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice or, (B) if earlier, following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an LLP Event of Default and service by the Bond Trustee of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee are direct (following service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice or following service of an LLP Acceleration Notice subsequent to an LLP Event of Default or following the occurrence of an event triggering Automatic Issuer Acceleration), unconditional and unsubordinated obligations of the LLP, which are secured as provided in the Deed of Charge.

Any payment made by the LLP under the Covered Bond Guarantee shall (unless such obligation shall have been discharged as a result of the payment of Excess Proceeds to the Bond Trustee pursuant to Condition 9) discharge *pro tanto* the obligations of the Issuer in respect of such payment under the Covered Bonds and Coupons except where such payment has been declared void, voidable or otherwise recoverable in whole or in part and recovered from the Bond Trustee or the holders of the Covered Bonds.

As security for the LLP's obligations under the Covered Bond Guarantee and the other Transaction Documents to which it is a party, the LLP has granted fixed and floating security over all of its assets

under or pursuant to the Deed of Charge in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors).

4. Interest

(a) *Interest on Fixed Rate Covered Bonds*

Each Fixed Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) its date of issue (the **Interest Commencement Date**) at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Final Maturity Date. If a Notice to Pay is served on the LLP or an event triggering Automatic Issuer Acceleration has occurred, the LLP shall pay Guaranteed Amounts in equivalent amounts to those described above under the Covered Bond Guarantee in respect of the Covered Bonds on the Original Due for Payment Dates or the Extended Due for Payment Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on (but excluding) such date will amount to the fixed coupon amount specified in the Final Terms (the **Fixed Coupon Amount**). Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the broken amount specified in the relevant Final Terms (the **Broken Amount**) so specified.

As used in the Conditions, **Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than an Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if **Actual/Actual (ISMA)** is specified in the applicable Final Terms:

(A) in the case of Covered Bonds where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Covered Bonds where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

I. the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

II. the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if **30/360** is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Conditions:

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

Original Due for Payment Date means, in respect of the payment of Guaranteed Amounts, prior to the occurrence of an LLP Event of Default and following the delivery of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration, the date on which the Scheduled Payment Date in respect of such Guaranteed Amounts is reached, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration in respect of such Guaranteed Amounts or the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date.

Principal Amount Outstanding means in respect of a Covered Bond on any day the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant holder of the Covered Bonds in respect thereof on or prior to that day.

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01.

(b) Interest on Floating Rate Covered Bonds

(i) *Interest Payment Dates*

Each Floating Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(1) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(2) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should

occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) below, the **Floating Rate Convention**, such Interest Payment Date: (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis;* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the **Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the **Modified Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the **Preceding Business Day Convention**, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Conditions, **Business Day** means a day which is:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) in the case of any sum payable, either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre) or (2) in relation to any Covered Bonds denominated or payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Covered Bonds will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Covered Bonds*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (iii), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Principal Paying Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an

agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Covered Bonds (the **ISDA Definitions**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either: (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**LIBOR**) for a currency or the Euro-zone inter-bank offered rate (**EURIBOR**), the first day of that Interest Period; or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), **Floating Rate**, **Calculation Agent**, **Floating Rate Option**, **Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Covered Bonds*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (B) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Covered Bonds is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Covered Bonds will be determined as provided in the applicable Final Terms.

(iii) *Minimum Rate of Interest and/or Maximum Rate of Interest*

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Principal Paying Agent, in the case of Floating Rate Covered Bonds will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period.

The Principal Paying Agent will calculate the amount of interest payable on the Floating Rate Covered Bonds in respect of each Specified Denomination (each an **Interest Amount**) for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Principal Amount Outstanding, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest for any Interest Period:

(A) if **Actual/365** or **Actual/Actual (ISDA)** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(B) if **Actual/365 (Fixed)** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(C) if **Actual/365 (Sterling)** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(D) if **Actual/360** is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(E) if **30/360, 360/360** or **Bond Basis** is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(F) if **30E/360** or **Eurobond Basis** is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Final Maturity Date (or, as the case may be, Extended Due for Payment Date) is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) *Notification of Rate of Interest and Interest Amounts*

The Principal Paying Agent (in the case of Floating Rate Covered Bonds) will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Bond Trustee and to any stock exchange or other relevant competent authority or quotation system on which the relevant Floating Rate Covered Bonds are for the time being listed, quoted and/or traded or by which they have been admitted to listing and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 4(b)(i) above) thereafter by the Principal Paying Agent. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to the Bond Trustee and each stock exchange or other relevant authority on which the relevant Floating Rate Covered Bonds are for the time being listed or by which they have been admitted to listing and to holders of the Covered Bonds in accordance with Condition 13.

(vi) *Determination or Calculation by Bond Trustee*

If for any reason at any relevant time after the Issue Date, the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with Condition 4(b)(iv) above, the Bond Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Bond Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as the case may be.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Principal Paying Agent or the Calculation Agent or the Bond Trustee shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the LLP, the Principal Paying Agent, the Calculation Agent, the other Paying Agents, the Bond Trustee and all holders of the Covered Bonds and Couponholders and (in the absence of wilful default or bad faith) no liability to the Issuer, the LLP, the holders of the Covered Bonds or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent or the Bond Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Accrual of interest

Interest (if any) will cease to accrue on each Covered Bond (or in the case of the redemption of part only of a Covered Bond, that part only of such Covered Bond) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or default is otherwise made in respect of payment thereof in which event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) *Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency; and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to the provisions of Condition 7. References to Specified Currency will include any successor currency under applicable law.

(b) *Presentation of Definitive Covered Bonds and Coupons*

Payments of principal and interest (if any) will (subject as provided below) be made against presentation and surrender of Definitive Covered Bonds or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Fixed Rate Covered Bonds in definitive bearer form (other than Long Maturity Covered Bonds) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 12 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon amounts in respect of any Fixed Rate Covered Bond in definitive bearer form becoming due and repayable by the Issuer (in the absence of a Notice to Pay, an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration) or LLP under the Covered Bond Guarantee prior to its Final Maturity Date or, as the case may be, Extended Due for Payment Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Covered Bond or Long Maturity Covered Bond in definitive bearer form, all unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Covered Bond** is a Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on

which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond. If the date for redemption of any Definitive Covered Bond is not an Interest Payment Date, interest (if any) accrued in respect of such Covered Bond from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Definitive Covered Bond.

(c) ***Payments in respect of Global Covered Bonds***

Payments of principal and interest (if any) in respect of Covered Bonds represented by any Global Covered Bond will (subject as provided below) be made in the manner specified above in relation to Definitive Covered Bonds and otherwise in the manner specified in the relevant Global Covered Bond (against presentation or surrender, as the case may be, of such Global Covered Bond if the Global Covered Bond is not intended to be issued in NGCB form at the specified office of any Paying Agent outside the United States). A record of each payment made on such Global Covered Bond, distinguishing between any payment of principal and any payment of interest, will be made on such Global Covered Bond by the Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

No payment of principal or interest due in respect of a Covered Bond will be made by mail to an address in the United States or by transfer to an address in the United States or by transfer to an account maintained in the United States.

(d) ***General provisions applicable to payments***

The holder of a Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall be the only person entitled to receive payments in respect of Covered Bonds represented by such Global Covered Bond and the Issuer or, as the case may be, the LLP will be discharged by payment to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Covered Bonds represented by such Global Covered Bond must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or the LLP to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be). No person other than the holder of the relevant Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall have any claim against the Issuer or the LLP in respect of any payments due on that Global Covered Bond.

Notwithstanding the foregoing provisions of this Condition, payments of principal and/or interest in U.S. Dollars will only be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. Dollars at such specified offices outside the United States of the full amount of interest on the Covered Bonds in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. Dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the LLP, adverse tax consequences to the Issuer or the LLP.

(e) *Payment Day*

If the date for payment of any amount in respect of any Covered Bond or Coupon is not a Payment Day (as defined below), the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), **Payment Day** means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) *Interpretation of principal and interest*

Any reference in these Conditions to principal in respect of the Covered Bonds shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertakings or covenants given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Covered Bonds;

(iii) the Early Redemption Amount of the Covered Bonds;

(iv) in relation to Zero Coupon Covered Bonds, the Amortised Face Amount (as defined in Condition 6(d));

(v) any premium and any other amounts (other than interest) which may be payable under or in respect of the Covered Bonds; and

(vi) any Excess Proceeds which may be payable by the Bond Trustee under or in respect of the Covered Bonds.

Any reference in these Conditions to interest in respect of the Covered Bonds shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertakings given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) *Final redemption*

Unless previously redeemed or purchased and cancelled as specified below, each Covered Bond will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Final Maturity Date.

Without prejudice to Condition 9, if the Issuer has failed to pay the Final Redemption Amount on the Final Maturity Date specified in the Final Terms (after expiry of the grace period set out in Condition 9(a)(i)) and, following the service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, in each case by no later than the date falling one Business Day prior to the Extension Determination Date, the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay the Guaranteed Amounts corresponding to the Final Redemption Amount in full in respect of the relevant Series of Covered Bonds on the date falling on the earlier of (a) the date which falls two Business Days after the earlier of the occurrence of such event triggering Automatic Issuer Acceleration or the service of such Notice to Pay on the LLP or if later the Final Maturity Date (in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date, then (subject as provided below) payment of the unpaid amount by the LLP under the Covered Bond Guarantee shall be deferred until the Extended Due for Payment Date, provided that any amount representing the Final Redemption Amount due and remaining unpaid on the earlier of (a) and (b) above may be paid by the LLP (to the extent that it has sufficient moneys available under the Guarantee Priority of Payments) on any Interest Payment Date thereafter up to (and including) the relevant Extended Due for Payment Date.

The LLP shall notify the relevant holders of the Covered Bonds (in accordance with Condition 13), the Rating Agency, the Bond Trustee, the Security Trustee and the Principal Paying Agent as soon as reasonably practicable and in any event at least two Business Days prior to the Final Maturity Date of any inability of the LLP to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of a Series of Covered Bonds pursuant to the Covered Bond Guarantee.

In the circumstances outlined above, the LLP shall on the earlier of (a) the date falling two Business Days after the earlier of the occurrence of an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay or, if later, the Final Maturity Date (in each case, after the expiry of the grace period set out in Condition 9(b)(i)) and (b) the Extension Determination Date, under the Covered Bond Guarantee, apply the moneys (if any) available (after paying or providing for payment of higher ranking or *pari passu* amounts in accordance with the Guarantee Priority of Payments) *pro rata* in part payment of an amount equal to the Final Redemption Amount of each Covered Bond of the relevant Series of Covered Bonds and shall pay Guaranteed Amounts constituting the Scheduled Interest in respect of each such Covered Bond on such date. The obligation of the LLP to pay any amounts in respect of the balance of the Final Redemption Amount not so paid shall be deferred as described above. Such failure to pay by the LLP shall not constitute an LLP Event of Default.

Any discharge of the obligations of the Issuer as the result of the payment of Excess Proceeds to the Bond Trustee shall be disregarded for the purposes of determining the amounts to be paid by the LLP under the Covered Bond Guarantee in connection with this Condition 6(a).

For the purposes of these Conditions:

Extended Due for Payment Date means, in relation to any Series of Covered Bonds, the date specified as such in the applicable Final Terms to which the payment of all of the Final Redemption

Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date; and

Extension Determination Date means, in respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds.

Guarantee Priority of Payments means the priority of payments relating to moneys standing to the credit of the Transaction Account (to the extent maintained, or otherwise the GIC Account and the Excess Proceeds Account) to be paid on each LLP Payment Date in accordance with the Trust Deed.

Rating Agency means Moody's Investors Service Limited or its successors, to the extent it provides ratings in respect of the Covered Bonds, and any other rating agency which at the relevant time provides a rating in respect of the Covered Bonds at the request of the Issuer.

(b) Redemption for taxation reasons

The Covered Bonds may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Covered Bond is not a Floating Rate Covered Bond) or on any Interest Payment Date (if this Covered Bond is a Floating Rate Covered Bond), on giving not less than 30 nor more than 60 days' notice to the Bond Trustee and, in accordance with Condition 13, the holders of the Covered Bonds (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that: (i) on the occasion of the next date for payment of interest, the Issuer is or will be required to pay additional amounts as provided in Condition 7 or (ii) the Issuer will be required to account to any taxing authority in Ireland or the United Kingdom for any amount (other than any tax withheld or deducted from interest payable on the Covered Bonds) calculated by reference to any amount payable in respect of the Covered Bonds or Coupons, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts (where relevant) were a payment in respect of the Covered Bonds then due. Covered Bonds redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in Condition 6(d) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption due to illegality

The Covered Bonds of all Series may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, and, in accordance with Condition 13, all holders of the Covered Bonds (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that it has, or will, before the next Interest Payment Date of any Covered Bond of any Series, become unlawful for the Issuer to make, fund or allow to remain outstanding any Term Advance made by it to the LLP from the Covered Bonds pursuant to the Intercompany Loan Agreement, as a result of any change in, or amendment to, the applicable laws or regulations or any change in the application or official interpretation of such laws or regulations, which change or amendment has become or will become effective before the next such Interest Payment Date.

Covered Bonds redeemed pursuant to this Condition 6(c) will be redeemed at their Early Redemption Amount referred to in Condition 6(d) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(d) ***Early Redemption Amounts***

For the purpose of Conditions 6(b) above and 6(g) below and Condition 9, each Covered Bond will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Covered Bond with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Covered Bond (other than a Zero Coupon Covered Bond) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Covered Bond is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Covered Bond, at an amount (the **Amortised Face Amount**) equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Covered Bonds to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Covered Bond becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Covered Bond payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Covered Bond payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(e) ***Purchases***

The Issuer or any of its subsidiaries or the LLP may at any time purchase or otherwise acquire Covered Bonds (provided that, in the case of Definitive Covered Bonds, all unmatured Coupons and Talons appertaining thereto are attached thereto or surrendered therewith) at any price and in any manner. If purchases are made by tender, tenders must be available to all holders of the Covered Bonds alike. Such Covered Bonds may be held, reissued, resold or, at the option of the Issuer or the relevant subsidiary, surrendered to any Paying Agent for cancellation (except that any Covered Bonds purchased or otherwise acquired by the LLP must immediately be surrendered to any Paying Agent for cancellation).

(f) ***Cancellation***

All Covered Bonds which are redeemed will forthwith be cancelled (together with, in the case of Definitive Covered Bonds, all unmatured Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Covered Bonds so cancelled and any Covered Bonds purchased and surrendered for cancellation pursuant to Condition 6(e) above and cancelled (together

with, in the case of Definitive Covered Bonds, all unmatured Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be held, reissued or resold.

(g) ***Late payment on Zero Coupon Covered Bonds***

If the amount payable in respect of any Zero Coupon Covered Bond upon redemption of such Zero Coupon Covered Bond pursuant to Conditions 6(a), (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Covered Bond shall be the amount calculated as provided in Condition 6(d)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Covered Bond becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Covered Bond have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Covered Bonds has been received by the Principal Paying Agent or the Bond Trustee and notice to that effect has been given to the holders of the Covered Bonds either in accordance with Condition 13 or individually.

(h) ***Certification on redemption under Condition 6(b) and 6(c)***

Prior to the publication of any notice of redemption pursuant to Conditions 6(b) and (c), the Issuer shall deliver to the Bond Trustee a certificate signed by an Authorised Signatory of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and the Bond Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on all holders of the Covered Bonds and Couponholders.

7. Taxation

All payments of principal and interest (if any) in respect of the Covered Bonds and Coupons by or on behalf of the Issuer or the LLP, as the case may be, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland, the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In the event of a withholding or deduction being made by the Issuer in respect of a payment made by it, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Covered Bonds or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Covered Bonds or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Covered Bond or Coupon presented for payment:

(a) in Ireland or in the United Kingdom; or

(b) by or on behalf of a holder who (i) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (ii) is liable for such taxes, duties, assessments or governmental charges in respect of such Covered Bonds or Coupons (as the case may be) by reason of his having some connection with Ireland or the

United Kingdom other than merely by reason of the holding of such Covered Bonds or Coupons; or

(c) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on the last day of such period of 30 days; or

(d) where the holder is able to avoid such withholding or deduction by presenting an appropriate certificate; or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f) by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Covered Bond or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

Relevant Date means the date on which such payment in respect of the Covered Bond or Coupon first becomes due and payable, except that, if the full amount of the moneys payable on such date has not been duly received by the Bond Trustee or the Principal Paying Agent on or prior to such date, it means the date on which such moneys have been so received, notice to that effect having been given to the holders of the Covered Bonds in accordance with Condition 13.

Should any payments made by the LLP under the Covered Bond Guarantee be made subject to any withholding or deduction for or on account of taxes or duties of whatever nature imposed or levied by or on account of Ireland, the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, the LLP will not be obliged to pay any additional amounts as a consequence.

8. Prescription

The Covered Bonds and Coupons will become void unless presented for payment within 12 years (in the case of principal) and six years (in the case of interest) in each case from the Relevant Date (as defined in Condition 7) therefor, subject in each case to the provisions of Condition 5.

There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5 or any Talon which would be void pursuant to Condition 5.

9. Events of Default and Enforcement

(a) Issuer Events of Default

The Bond Trustee at its discretion may (except in case of the proviso below with respect to an event triggering Automatic Issuer Acceleration), and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose or the purpose of any Extraordinary Resolution (as defined in the Trust Deed) referred to in this Condition 9(a) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the

relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the holders of the Covered Bonds shall, (but in the case of the happening of any of the events mentioned in sub-paragraph (ii) or (vii) below, only if the Bond Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the holders of the Covered Bonds of any Series, and subject in any such case to being indemnified and/or secured to its satisfaction) give notice (an **Issuer Acceleration Notice**) in writing to the Issuer that as against the Issuer (but not, for the avoidance of doubt, against the LLP under the Covered Bond Guarantee) that each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an **Issuer Event of Default**) shall occur and be continuing:

(i) the Issuer fails to pay any principal or interest in respect of the Covered Bonds within 3 Business Days of the due date; or

(ii) if the Issuer fails to perform or observe any other obligations under the Covered Bonds or Coupons of any Series, the Trust Deed or any other Transaction Document to which the Issuer is a party, but excluding (A) any obligations under the Programme Agreement and the Subscription Agreement and (B) any obligation of the Issuer to comply with the Asset Coverage Test, the Portfolio Criteria or any representation or warranty given by the Issuer in respect of either thereof, and such failure continues for the period of 30 days (or such longer period as the Bond Trustee may permit) next following the service by the Bond Trustee on the Issuer of notice requiring the same to be remedied (except in circumstances where the Bond Trustee considers such failure to be incapable of remedy in which case no period of continuation will apply and no notice by the Bond Trustee will be required); or

(iii) the Issuer or any Principal Subsidiary becomes insolvent or is unable to pay its debts generally as they fall due or applies for or consents to or suffers the appointment of a liquidator or receiver or administrator or examiner or similar officer of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any part thereof or makes or enters into a general assignment or an arrangement, composition or trust with or for the benefit of its creditors or declares a moratorium in respect of any of its indebtedness or any guarantee of indebtedness given by it, or stops or threatens to cease to carry on its business or any substantial part of its business except in any case in connection with a substitution pursuant to Condition 14 or for the purpose of a reconstruction, union, transfer (of engagements or of business), merger, amalgamation or reorganisation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution, or in the case of a Principal Subsidiary in connection with the transfer of all or the major part of its business, undertaking and assets to the Issuer or another wholly-owned Subsidiary of the Issuer; or

(iv) if the Issuer ceases to carry on its business or substantially the whole of its business (except in any case in connection with a substitution pursuant to Condition 14, or for the purpose of or in connection with a reconstruction, union, transfer (of engagements or business), reorganisation, merger, or amalgamation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution); or

(v) (i) any other present or future indebtedness in respect of moneys borrowed or raised in an amount of £40,000,000 or more (or its equivalent in any other currency) of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity pursuant to a default; or

(ii) any such indebtedness is not paid when due or (as the case may be) within any applicable grace period therefor; or

(vi) the Issuer or any Principal Subsidiary fails to pay when due or (as the case may be) within any applicable grace period therefor any amount payable by it under any present or future guarantee in an amount of £40,000,000 or more (or its equivalent in any other currency) for any indebtedness in respect of moneys borrowed or raised; or

(vii) any mortgage, charge, pledge, security, lien or other encumbrance present or future securing an amount of £40,000,000 or more (or its equivalent in any other currency) and created or assumed by the Issuer or any Principal Subsidiary becomes enforceable and the holder thereof takes any steps to enforce the same; or

(viii) a distress, diligence or execution or other similar legal process in respect of a claim for £20,000,000 or more is levied or enforced or sued out upon or against the whole or a substantial part of the property, assets or revenues of the Issuer or Principal Subsidiary and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(ix) an order is made, an effective resolution is passed or the necessary consent of the Issuer's members is given for the winding up or dissolution of the Issuer or any Principal Subsidiary or the authorisation or registration of the Issuer is or is proposed to be cancelled, suspended or revoked or anything analogous or similar to any of the foregoing occurs (except in any case in connection with a substitution pursuant to Condition 14 or for the purposes of a reconstruction, union, transfer (of engagements or business), merger, amalgamation or reorganisation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution or in the case of a voluntary solvent winding up of a wholly-owned Principal Subsidiary in connection with the transfer of all or the major part of its business, undertaking and assets to the Issuer or another wholly-owned Subsidiary of the Issuer),

provided that an Issuer Acceleration Notice is not required to be served where the Issuer or any Principal Subsidiary applies for, consents to or suffers the appointment of an examiner in respect of itself or the whole or any substantial part of its undertaking, property, assets or revenues, the occurrence of which shall result in that as against the Issuer each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed (an **Automatic Issuer Acceleration**).

Principal Subsidiary means a Subsidiary of the Issuer whose total assets (attributable to the Issuer) represent 10 per cent. or more of the consolidated total assets of the Issuer and its Subsidiaries (all as more particularly described in the Trust Deed). A certificate signed by an Authorised Signatory of the Issuer that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Principal Subsidiary may be relied upon by the Bond Trustee without further enquiry or evidence and, if so relied upon shall, in the absence of manifest or proven error, be conclusive and binding on all parties.

(i) Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this Condition 9(a) pursuant to the service of an Issuer Acceleration Notice or (ii) following a Pool Event, the Bond Trustee shall forthwith serve a notice to pay (the **Notice to Pay**) on the LLP pursuant to the Covered Bond Guarantee and the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this Condition 9(a) pursuant to an event triggering Automatic Issuer Acceleration, the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may or shall take such proceedings against the Issuer in accordance with the first paragraph of Condition 9(c).

The Trust Deed provides that all moneys received by the Bond Trustee from the Issuer or any receiver, liquidator, administrator, examiner or other similar official appointed in relation to the Issuer following (A) the service of a Notice to Pay subsequent to (i) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice or (ii) a Pool Event or (B) the occurrence of an event triggering Automatic Issuer Acceleration (the **Excess Proceeds**), shall be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of all Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the Excess Proceeds Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account pursuant to the Deed of Charge and the LLP Deed. Any Excess Proceeds received by the Bond Trustee shall discharge *pro tanto* the obligations of the Issuer in respect of the payment of the amount of such Excess Proceeds under the Covered Bonds and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each holder of the Covered Bonds shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

(b) LLP Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose and the purpose of any Extraordinary Resolution referred to in this Condition 9(b) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the holders of the Covered Bonds shall (subject in each case to being indemnified and/or secured to its satisfaction), but in the case of the happening of any of the events described in paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing to the Issuer and the LLP that such event is, in its opinion, materially prejudicial to the interests of the holders of the Covered Bonds of any Series, give notice (the **LLP Acceleration Notice**) in writing to the Issuer and to the LLP, that (x) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following service of an Issuer Acceleration Notice or following the occurrence of an event triggering Automatic Issuer Acceleration), thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (y) all amounts payable by the LLP under the Covered Bond Guarantee shall thereupon immediately become due and payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as provided in the Trust

Deed and the Security shall become enforceable if any of the following events (each an **LLP Event of Default**) shall occur and be continuing:

(i) default is made by the LLP for a period of 3 Business Days or more in the payment of any Guaranteed Amounts when Due for Payment in respect of the Covered Bonds of any Series except in the case of the payments of a Guaranteed Amount when Due for Payment under Condition 6(a), until the Extended Due for Payment Date, where the LLP shall be required to make payments of Guaranteed Amounts which are Due for Payment on the dates specified therein; or

(ii) default is made by the LLP in the performance or observance of any other obligation, condition or provision binding on it (other than any obligation for the payment of Guaranteed Amounts in respect of the Covered Bonds of any Series) under the Trust Deed, the Deed of Charge or any other Transaction Document to which the LLP is a party (other than the Programme Agreement and the Subscription Agreement) and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the LLP requiring the same to be remedied; or

(iii) any of the Swap Agreements are terminated and not replaced within 30 Business Days from the date of termination;

(iv) a pooling order under section 141 of the Irish Companies Act 1990 or a contribution notice under section 140 of the Irish Companies Act 1990 is made or is threatened to be made against the LLP;

(v) an order is made or an effective resolution passed for the liquidation or winding up of the LLP; or

(vi) if the LLP ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(vii) the LLP shall stop payment or shall be unable, or shall admit inability, to pay its debts generally as they fall due or shall be adjudicated or found bankrupt or insolvent; or

(viii) proceedings are initiated against the LLP under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition or the filing of documents with a court or any registrar for its winding-up, administration or dissolution or the giving notice of the intention to appoint an administrator (whether out of court or otherwise)); or a receiver and/or manager, administrative receiver, administrator, trustee or other similar official shall be appointed (whether out of court or otherwise) in relation to the LLP or in relation to the whole or any part of its assets, or a distress, diligence or execution or other process shall be levied or enforced upon or sued out against the whole or any part of its assets, or if the LLP shall initiate or consent to judicial proceedings relating to itself under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws or shall make a conveyance, assignment or assignation for the benefit of, or shall enter into any composition or trust with, its creditors generally; or

(ix) a failure to satisfy the Amortisation Test (as set out in the LLP Deed) on any Calculation Date following an Issuer Event of Default or a Pool Event.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP each of the Bond Trustee and the Security Trustee may or shall take such proceedings or steps in accordance with the first and second paragraphs, respectively, of Condition 9(c) and the holders of the Covered Bonds shall have a claim against the LLP, under the Covered Bond Guarantee, for an amount equal to the Early Redemption Amount together with accrued interest and any other amount due under the Covered Bonds (other than additional amounts payable under Condition 7) as provided in the Trust Deed in respect of each Covered Bond.

(c) ***Enforcement***

The Bond Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer and/or the LLP, as the case may be, and/ or any other person as it may think fit to enforce the provisions of the Trust Deed, the Covered Bonds and the Coupons or any other Transaction Document, but it shall not be bound to take any such enforcement proceedings in relation to the Trust Deed, the Covered Bonds or the Coupons or any other Transaction Document unless (i) it shall have been so directed by an Extraordinary Resolution of all the holders of the Covered Bonds of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or so requested in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together and converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid) and (ii) it shall have been indemnified and/or secured to its satisfaction.

In exercising any of its powers, trusts, authorities and discretions the Bond Trustee shall only have regard to the interests of the holders of the Covered Bonds of all Series and shall not have regard to the interests of any other Secured Creditors.

The Security Trustee may at any time, at its discretion and without further notice, take such proceedings against the LLP and/or any other person as it may think fit to enforce the provisions of the Deed of Charge (or any Supplemental Deed of Charge) and may, at any time after the Security has become enforceable, take such steps as it may think fit to enforce the Security, but it shall not be bound to take any such steps unless (i) it shall have been so directed by an Extraordinary Resolution of all the holders of the Covered Bonds of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or a request in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid); and (ii) it shall have been indemnified and/or secured to its satisfaction. In exercising any of its powers, trusts, authorities and discretions under this paragraph the Security Trustee shall only have regard to the interests of the holders of the Covered Bonds of all Series and shall not have regard to the interests of any other Secured Creditors.

No holder of the Covered Bonds or Couponholder shall be entitled to proceed directly against the Issuer or the LLP or to take any action with respect to the Trust Deed, the Covered Bonds, the Coupons, or the Security unless the Bond Trustee or the Security Trustee, as applicable, having become bound so to proceed, fails so to do within a reasonable time and such failure shall be continuing.

10. Replacement of Covered Bonds, Coupons and Talons

Should any Covered Bond, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent in London (in the case of Covered Bonds or Coupons), or any other place approved by the Bond Trustee of which notice shall have

been published in accordance with Condition 13 upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Covered Bonds, Coupons or Talons must be surrendered before replacements will be issued.

11. Principal Paying Agent and Paying Agents

The names of the initial Principal Paying Agent, the other initial Paying Agents and their initial specified offices are set out below.

In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Principal Paying Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Bond Trustee to act as such in its place. The Principal Paying Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid.

The Issuer is entitled, with the prior written approval of the Bond Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be a Principal Paying Agent whose short-term, unsecured, unsubordinated and unguaranteed debt obligations are rated at least P-1 by Moody's;

(b) the Issuer will, so long as any of the Covered Bonds is outstanding, maintain a Paying Agent (which may be the Principal Paying Agent) having a specified office in a city approved by the Bond Trustee in continental Europe;

(c) so long as any of the Covered Bonds are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or as the case may be, other relevant authority;

(d) the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Notice of any such variation, termination, appointment or change will be given by the Issuer to the holders of the Covered Bonds as soon as reasonably practicable in accordance with Condition 13.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the LLP and, in certain circumstances specified therein, of the Bond Trustee and do not assume any obligation to, or relationship of agency or trust with, any holders of the Covered Bonds or Coupon holders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified

office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Covered Bond to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Covered Bonds will be valid if published in the Financial Times or any other daily newspaper in London approved by the Bond Trustee or, if this is not possible, in one other English language daily newspaper approved by the Bond Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Covered Bonds are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers or where published in such newspapers on different dates, the last date of such first publication.

So long as the Covered Bonds are represented in their entirety by any Global Covered Bonds held on behalf of Euroclear and/or Clearstream, Luxembourg, there may be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Covered Bonds and, in addition, for so long as any Covered Bonds are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of the stock exchange, or as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the holders of the Covered Bonds on the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

The Issuer shall also ensure that a copy of all notices regarding the Covered Bonds will be provided to the Rating Agency.

14. Meetings of holders of the Covered Bonds, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of the holders of the Covered Bonds to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Conditions or the provisions of the Transaction Documents. The quorum at any such meeting in respect of any Covered Bonds of any Series for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned meeting one or more persons being or representing holders of the Covered Bonds whatever the nominal amount of the Covered Bonds of such Series so held or represented, except that at any meeting the business of which includes the modification of any Series Reserved Matter, the quorum shall be one or more persons holding or representing not less than two-thirds of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one third of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding. An Extraordinary Resolution passed at any meeting of the holders of the Covered Bonds of a Series shall, subject as provided below, be binding on all the holders of the Covered Bonds of such Series, whether or not they are present at the meeting, and on all Couponholders in respect of such Series of Covered Bonds. Pursuant to the Trust Deed, the Bond Trustee may convene a single meeting of the holders of Covered Bonds of more than one Series if in the opinion of the Bond Trustee there is no conflict between the holders of such Covered Bonds, in which event the provisions of this paragraph shall apply thereto *mutatis mutandis*.

Notwithstanding the provisions of the immediately preceding paragraph, any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action (each a **Programme Resolution**) shall only be capable of being passed at a single meeting of the holders of the Covered Bonds of all Series then outstanding. Any such meeting to consider a Programme Resolution may be convened by the Issuer, the LLP or the Bond Trustee or by holders of the Covered Bonds of any Series. The quorum at any such meeting for passing a Programme Resolution is one or more persons holding or representing at least a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series for the time being outstanding or at any adjourned such meeting one or more persons holding or representing Covered Bonds whatever the nominal amount of the Covered Bonds of any Series so held or represented. A Programme Resolution passed at any meeting of the holders of the Covered Bonds of all Series shall be binding on all holders of the Covered Bonds of all Series, whether or not they are present at the meeting, and on all related Couponholders in respect of such Series of Covered Bonds.

In connection with any meeting of the holders of Covered Bonds of more than one Series where such Covered Bonds are not denominated in Sterling, the nominal amount of the Covered Bonds of any Series not denominated in Sterling shall be converted into Sterling at the relevant Covered Bond Swap Rate.

The Bond Trustee, the Security Trustee, the LLP and the Issuer may also agree, without the consent of the holders of the Covered Bonds or Couponholders of any Series and without the consent of the other Secured Creditors (and for this purpose the Bond Trustee and the Security Trustee may disregard whether any such modification relates to a Series Reserved Matter), to:

(a) any modification of the Covered Bonds of one or more Series (including these Conditions), the related Coupons or any Transaction Document provided that (i) in the opinion of the Bond Trustee such modification is not materially prejudicial to the interests of the holders of the Covered Bonds of any Series, or as the case may be (ii) in the opinion of the Security Trustee such modification is not materially prejudicial to the interests of the holders of the Covered Bonds of any Series; or

(b) any modification of the Covered Bonds of any one or more Series (including to these Conditions), the related Coupons or any Transaction Document which is of a formal, minor or technical nature or is, in the opinion of the Bond Trustee and Security Trustee, made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

The Bond Trustee may also agree, without the consent of the holders of the Covered Bonds of any Series and/or the related Couponholders, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Covered Bonds of any Series, or determine, without any such consent as aforesaid, that any Issuer Event of Default or Pool Event or LLP Event of Default or Potential Issuer Event of Default or Potential LLP Event of Default shall not be treated as such, provided that, in any such case, it is not, in the opinion of the Bond Trustee, materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series. The Security Trustee may also agree, without the consent of the holders of the Covered Bonds of any Series, the related Couponholders or any other Secured Creditor, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Transaction Documents, provided that, in any such case, it is not, in the opinion of the Security Trustee, materially prejudicial to the interests of any of the holders of the Covered Bonds of any Series.

Any such modification, waiver, authorisation or determination shall be binding on all holders of the Covered Bonds of all Series of Covered Bonds for the time being outstanding, the related

Couponholders and the other Secured Creditors, and unless the Security Trustee and the Bond Trustee otherwise agree, any such modification shall be notified by the Issuer to the holders of the Covered Bonds of all Series of Covered Bonds for the time being outstanding and the other Secured Creditors in accordance with the relevant terms and conditions as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Bond Trustee and the Security Trustee shall have regard to the general interests of the holders of the Covered Bonds of each Series as a class (but shall not have regard to any interests arising from circumstances particular to individual holders of the Covered Bonds or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual holders of the Covered Bonds and the related Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Bond Trustee and the Security Trustee shall not be entitled to require, nor shall any holder of the Covered Bonds or Couponholder be entitled to claim, from the Issuer, the LLP, the Bond Trustee, the Security Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual holders of the Covered Bonds and/or Couponholders, except to the extent already provided for in Condition 7 and/or in any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Bond Trustee, or as the case may be, the Security Trustee must agree to any such modification, waiver or authorisation and the Bond Trustee must make any such determination referred to above, if it is (a) so directed by an Extraordinary Resolution (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or (b) requested to do so in writing by holders of not less than 25 per cent. of the Principal Amount Outstanding of the Covered Bonds then outstanding (with the Covered Bonds of all Series taken together as a single Series as aforesaid), and subject, in each case, to it having been indemnified and/or secured to its satisfaction against all liabilities to which it may thereby render itself liable or which it may incur by doing so.

Substitution

Subject as provided in the Trust Deed, the Bond Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the holders of the Covered Bonds, may agree, without the consent of the holders of the Covered Bonds or Couponholders, to the substitution of any Successor in Business of the Issuer or of a Subsidiary of the Issuer, in place of the Issuer as principal debtor under the Covered Bonds and the Trust Deed, provided (in case of the substitution of any company which is a Subsidiary of the Issuer or such Successor in Business) that the obligations of such Subsidiary in respect of the Covered Bonds and the Trust Deed in respect thereof shall be guaranteed by the Issuer or such Successor in Business in such form as the Bond Trustee may require.

The Issuer has covenanted and has undertaken with the Bond Trustee in the Trust Deed that it will not transfer its business to a successor unless either (1) the Bond Trustee is satisfied that the successor will be or (as the case may be) will remain an authorised person under the FSMA (or any statutory modification or re-enactment thereof) and the Issuer has received Rating Agency Confirmation for such transfer or (2) such transfer is approved by the Bond Trustee or by an Extraordinary Resolution of the holders of the Covered Bonds.

If the Issuer shall amalgamate with one or more other banking corporations or transfer all of its engagements or the whole of its business to another credit institution, the successor will, pursuant to such provisions and provided that the Issuer has received Rating Agency Confirmation for such amalgamation or transfer, automatically be substituted in place of the Issuer as principal debtor

under the Trust Deed without any prior approval thereof being required from the holders of the Covered Bonds, the Couponholders or the Bond Trustee (but without prejudice to the provisions of paragraphs (1) and (2) above).

Any substitution pursuant to this Condition 14 shall be binding on the holders of the Covered Bonds, the Couponholders and, unless the Bond Trustee agrees otherwise, shall be notified to the holders of the Covered Bonds as soon as practicable thereafter in accordance with Condition 13.

For the purposes of this Condition 14:

Potential Issuer Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Issuer Event of Default;

Potential LLP Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an LLP Event of Default;

Successor in Business means:

(a) any corporation which is validly and effectually, in accordance with all enactments, orders and regulations in force from time to time, registered as a successor corporation to the Issuer and to another corporation or other corporations in order to effect the amalgamation of the Issuer with such other corporation or corporations; or

(b) any corporation which validly and effectually, in accordance with all enactments, orders and regulations in force from time to time, undertakes to fulfil the obligations of the Issuer as part of a transfer of engagements by the Issuer to such corporation; or

(c) a company or other entity to which the Issuer validly and effectually, in accordance with all enactments, orders and regulations in force for the time being and from time to time, as part of a transfer of the whole or substantially the whole of its business, undertaking or assets, transfers the whole or substantially the whole of its business, undertaking or assets for the purpose of such other company or entity assuming and conducting the business of the Issuer in its place and which company or other entity undertakes to fulfil the obligations of the Issuer under these presents; or

(d) any other entity which in acquiring in any other manner all or a substantial part of the undertaking, property and/or assets of the Issuer or in carrying on as a successor to the Issuer the whole or a substantial part of the business carried on by the Issuer prior thereto undertakes to fulfil the obligations of the Issuer under these presents,

where, in each of the cases in paragraphs (a) to (d) above the terms of the proposed transaction have been previously approved by the Bond Trustee or by an Extraordinary Resolution of the holders of the Covered Bonds; and

Series Reserved Matter in relation to Covered Bonds of a Series means: (i) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds; (ii) alteration of the currency in which payments under the Covered Bonds or Coupons are to be made; (iii) alteration of the quorum or the majority required to pass an

Extraordinary Resolution; (iv) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the holders of the Covered Bonds of any Series); (v) except in accordance with Condition 6 (c) or Condition 14, the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash; (vi) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 5 to the Trust Deed; or (vii) alteration of this definition of Series Reserved Matter.

15. Indemnification of the Bond Trustee and/or Security Trustee and Bond Trustee and/or Security Trustee Contracting with the Issuer and/or the LLP

If, in connection with the exercise of its powers, trusts, authorities or discretions the Bond Trustee or the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Bond Trustee or the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such holders of the Covered Bonds by Extraordinary Resolution or by a direction in writing of such holders of the Covered Bonds of at least 25 per cent. of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

The Trust Deed and the Deed of Charge contain provisions for the indemnification of the Bond Trustee and the Security Trustee and for their relief from responsibility, including provisions relieving them from taking any action unless indemnified and/or secured to their satisfaction.

The Trust Deed and the Deed of Charge also contain provisions pursuant to which each of the Bond Trustee and Security Trustee, respectively, is entitled, *inter alia:* (i) to enter into business transactions with the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates; (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the holders of the Covered Bonds or Couponholders or the other Secured Creditors; and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

Neither the Bond Trustee nor the Security Trustee will be responsible for any loss, expense or liability, which may be suffered as a result of any Loans or Related Security, or any deeds or documents of title thereto, being uninsured or inadequately insured or being held by clearing organisations or their operators or by intermediaries such as banks, brokers or other similar persons on behalf of the Bond Trustee and/or the Security Trustee. Neither the Bond Trustee nor the Security Trustee will be responsible for: (i) supervising the performance by the Issuer or any other party to the Transaction Documents of their respective obligations under the Transaction Documents and the Bond Trustee and the Security Trustee will be entitled to assume, until they each have written notice to the contrary, that all such persons are properly performing their duties; (ii) considering the basis on which approvals or consents are granted by the Issuer or any other party to the Transaction Documents under the Transaction Documents; (iii) monitoring the Portfolio, including, without limitation, whether the Portfolio is in compliance with the Asset Coverage Test, the Portfolio Criteria or the Amortisation Test; or (iv) monitoring whether Loans and Related Security satisfy the Eligibility Criteria. Neither the Bond Trustee nor the Security Trustee will be liable to any holder of

the Covered Bonds or other Secured Creditor for any failure to make or to cause to be made on their behalf the searches, investigations and enquiries which would normally be made by a prudent chargee in relation to the Security and have no responsibility in relation to the legality, validity, sufficiency and enforceability of the Security and the Transaction Documents.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the holders of the Covered Bonds or the Couponholders to create and issue further bonds having terms and conditions the same as the Covered Bonds of any Series or the same in all respects save for the amount and date of the first payment of interest thereon, issue date and/or purchase price and so that the same shall be consolidated and form a single Series with the outstanding Covered Bonds of such Series.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Covered Bond under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. Governing Law

The Trust Deed, the Agency Agreement, the corporate services agreement entered into by the LLP, with, *inter alios*, Wilmington Trust SP Services (London) Limited and the LLP dated the Programme Date (the **Corporate Services Agreement**), the Covered Bonds, the Coupons and the other Transaction Documents are governed by, and shall be construed in accordance with, English law unless specifically stated to the contrary.

USE OF PROCEEDS

The gross proceeds from each issue of Covered Bonds will be used by the Issuer to make available Term Advances to the LLP pursuant to the terms of the Intercompany Loan Agreement, which in turn shall be used by the LLP (after swapping the proceeds of the Term Advances into Sterling, if necessary) either:

(a) to make a payment to become the holder of a beneficial interest in Loans and their Related Security pursuant to declarations of trust under the Originator Trust Deed or to invest the same in Substitution Assets and Authorised Investments up to the prescribed limit; and/or

(b) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or

(c) subject to no Breach Notice having been served which has not been revoked, to make a Capital Distribution to a Member; and/or

(d) to deposit all or part of the proceeds into the GIC Account.

ANGLO IRISH BANK CORPORATION PLC

Introduction

Anglo Irish Bank Corporation plc (the **Bank**) is an Irish licensed bank having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964 with registration number 22045. It operates and is regulated under the supervision of the Financial Regulator as a constituent part of the Central Bank and Financial Services Authority of Ireland (**CBOI**). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below, and in summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man, Austria, Switzerland, Jersey and Portugal. It is primarily involved in business banking, wealth management and treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as amended by the Central Bank Acts 1989, 1997 and 1998. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority Act 2003 under which the Financial Regulator became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, *inter alia*, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

The Financial Regulator operates strict criteria in relation to the ownership of licensed banks. In general, the Financial Regulator stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives the Financial Regulator extensive legal powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of between 8 per cent. and 12 per cent. is stipulated for each licensed bank.

The Financial Regulator has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of the Financial Regulator, Tier 3 capital.

Tier 1 capital comprises mainly share capital, reserves and hybrid instruments, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by the Financial Regulator to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by the Financial Regulator from time to time (the currently applied ratio being 25 per cent.). In particular, it must establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of the Financial Regulator.

Inspections

The Central Bank Act of Ireland gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by the Financial Regulator.

Other Controls

The Financial Regulator requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10 per cent. or more of the equity of a business, together with membership of the Board, is considered by the Financial Regulator to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Ned Sullivan (Chairman), Gary McCann, Anne Heraty and Lar Bradshaw. The Audit Committee reviews the Group's financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts and ensures that no restrictions are placed on the scope of the

auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually.

To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management. The Bank currently has lending and/or treasury operations in Ireland, the UK, the USA, the Isle of Man and Jersey and principally provides wealth management services in Portugal, Austria and Switzerland.

The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1985 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions were subject to a thorough due diligence review and in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 30th September, 2006 the Bank had total assets of €73,290 million (€49,582 million as at 30th September, 2005) and €6,892 million (€4,706 million as at 30th September, 2005) of capital resources. It operates out of 6 branches in Ireland, 7 branches in Great Britain, 1 branch in Portugal and 1 branch in Austria and through subsidiaries in each of the Isle of Man, Austria, the UK and Switzerland. In the USA the Bank has a representative office in Boston, New York and Chicago. As at 30th September, 2006, the Bank employed 1,638 people, of whom 890 were located in the Republic of Ireland.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on providing secured term loan facilities to a diversified customer base. The target customers are drawn from medium size corporates, professionals and high net worth individuals in Ireland, the UK and in the greater Boston region, New York and Chicago in the USA. Security is required for almost all lending. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agriculture sector or for unsecured personal lending.

(b) Treasury

The Bank offers a full range of treasury services, including deposits, commercial paper, foreign exchange and interest rate management products. The treasury division is also responsible for the funding, liquidity and asset/liability management of the Bank and for achieving maximum returns on free funds. Trade Finance and a credit investment portfolio are two more recent, but growing, activities in the treasury division.

(c) Wealth Management

Reflecting the extent and diversity of activities the Bank established a separate wealth management division in April 2002. These operations are conducted in Ireland, the UK, Portugal, Austria and Switzerland and depending on location cover private banking, funds management, wealth management and retirement planning.

Capital Adequacy

The following table sets out the Bank's capital adequacy position as at the dates specified:

	Total Capital Ratio	Tier 1 Ratio
	%	%
As at 30th September, 2006(*)	**12.1**	**8.4**
As at 30th September, 2005(*)	**11.8**	**8.5**

(*) Including year end retentions.

Liquidity

The Bank's liquidity ratio has been significantly above the Financial Regulator's requirements. As at 30th September, 2006 the Bank's liquidity ratio was 28 per cent, compared with 27 per cent. as at 30th September, 2005.

Funding

The Bank's funding is derived from a strong and well diversified deposit base. Reflecting this diversity the Bank has established deposit bases in Ireland, the UK, the Isle of Man, Jersey and Austria. Customer deposits are sourced from the commercial, institutional, private banking and personal deposit markets.

The Bank has been a significant participant in the international interbank markets for a number of years. The Bank continues to be active in diversifying its funding to the capital markets investor base through its EMTN programme, a French CP programme, an ECP programme, a US CP programme and a US Extendible programme.

Asset Quality

In line with regulatory requirements the Bank maintains a diversified asset portfolio with individual sectoral exposures. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1 per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "performing";

(ii) "watch list"; and

(iii) "non performing".

All loans will be classified as performing unless they are classified either in the watch list or bad debt categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as bad debt. A prudent interest and/or capital provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss.

The Bank's non-performing loans as a percentage of the Bank's total loan portfolio was 0.52 per cent. as at 30th September, 2006, compared with 0.55 per cent. as at 30th September, 2005 and 0.6 per cent. as at 30th September, 2004.

The total accumulated provisions as a percentage of the Bank's non-performing loans as at 30th September, 2006 was 103, as at 30th September, 2005 was 165 and as at 30th September, 2004 was 195.

Recent Developments

(a) On 1st February, 2007 the Bank successfully placed 35.7 million new ordinary shares which resulted in gross proceeds of €542 million. This placing strengthened the Bank's capital base enabling it to take advantage of future organic growth opportunities in each of its core markets.

(b) On 2nd February, 2007, E. Noel Harwerth was appointed to the Board of the Bank as a Non-Executive Director.

(c) On 2nd February, 2007, Patrick Wright retired from the Board of the Bank as a Non-Executive Director.

(d) The Group has entered into a number of significant capital market transactions in the last year. In September 2006 the Group raised €600 million non-cumulative innovative Tier 1 eligible securities and in June 2006 it raised €500 million of subordinated debt securities. In addition, in July 2006 it issued a €1,250 million three year FRN, in November 2006 it issued a US$1,000 million five year FRN and in January 2007 it issued a €1,250 million five year FRN.

(e) On 10th July, 2006 Pat Whelan was co-opted to the Board as an Executive Director. He is the Head of Group Risk and Operations.

(f) On 21st December, 2006, the Bank sold Anglo Irish Trust Company Limited for £30,500,000 generating a profit of €15,000,000

Subsidiaries

As at the date hereof, the Bank's principal subsidiaries include:

Principal Subsidiary Undertaking	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Asset Management Limited	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	Banking	Switzerland
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Property Lending Limited	Finance	United Kingdom
Buyway Group Limited	Investment Holding	Republic of Ireland
Irish Buyway Limited	Finance	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
Knightsdale Limited	Finance	Republic of Ireland
The Anglo Aggmore Limited Partnership	Property	United Kingdom
Sparta Financial Services	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom

The Anglo Irish Group owns all of the issued ordinary share capital of all subsidiary undertakings listed unless otherwise stated. All of the Anglo Irish Group undertakings are included in the consolidated accounts. The Group holds 75% of the capital contributed to The Anglo Aggmore Limited Partnership. The capital contributors earn a return of 10% per annum on their capital and thereafter the Group is entitled to 50% of the remaining profits of the partnership. The Anglo Irish Group is the general partner of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP and The Anglo Aggmore Limited Partnership.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 5th December, 2006:

	% of Issued Ordinary Share Capital
Bank of Ireland Nominees Limited	3.23%
Credit Suisse First Boston	4.81%

Directors

The following table sets out the current members of the Bank's Board of Directors at the date of this Offering Circular and their principal outside activities. The Executive Directors do not have any significant principal activities outside of their role in the management of the Bank.

Name	Function within the Bank	Principal Outside Activity
Sean FitzPatrick	Chairman (Non-executive)	Non-Executive Director of Dublin Docklands Authority, Greencore plc and Aer Lingus Chairman of Smurfit Kappa Group
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of Slaney Foods plc Director of Reox Holdings Chairman of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, President of the Royal Dublin Society
William McAteer	Finance Director	
Pat Whelan	Director, Group Risk and Operations	
Declan Quilligan	Chief Executive of the Group's UK Operations	
Tom Browne	Managing Director Ireland and Wealth Management Divisions	
E. Noel Harwerth	Director (Non-Executive)	Non-Executive Director of Royal and Sun Alliance Insurance Group plc, the Corporate Services Group plc and Corus Group plc
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore plc and Chairman of McInerney Holdings plc
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One
Gary McGann	Director (Non-Executive)	Chief Executive Officer, Jefferson Smurfit Group, Chairman of Dublin Airport Authority, non-executive director of Aon McDonagh Boland Group and of United Drug plc
Lar Bradshaw	Director (Non-Executive)	Chairman of the Dublin Docklands Authority
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources PLC and a Director of Bord Na Mona, Forfas and

The Bank is not aware of any potential conflicts of interest between the duties to the Bank of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

Consolidated Profit and Loss Account

	For the year ended 30th September, 2006	For the year ended 30th September, 2005
	(€ million)	*(€ million)*
Interest and similar income	3,169	2,209
Interest expense and similar charges	(2,100)	(1,435)
Net interest income	1,069	774
Fee and commission income	147	127
Fee and commission expense	(14)	(12)
Dealing profits	27	16
Other operating income	11	16
Other income	171	147
Total operating income	1,240	921
Operating expenses		
Administrative expenses	(311)	(252)
Depreciation	(7)	(6)
Amortisation of intangible assets — software	(10)	(7)
Total Operating Expenses	(328)	(265)
Operating profit before provisions for impairment	912	656
Provisions for impairment on loans and advances	(66)	(44)
Operating profit	846	612
Share of results of joint ventures	4	3
Profit before taxation	850	615
Taxation	(192)	(138)
Profit for the year	658	477
Attributable to:		
Equity holders of the parent	657	476
Minority interest	1	1
Profit for the year	658	477
Basic earnings per share	93.7c	71.0c

Consolidated Balance Sheet	As at 30th September, 2006	As at 1st October, 2005
	(€ million)	*(€ million)*
Assets		
Cash and balances with central banks	440	568
Financial assets at fair value through profit or loss		
- held on own account	456	17
- held in respect of liabilities to customers under investment contracts	309	274
Derivative financial instruments	2,459	1,627
Loans and advances to banks	12,424	6,439
Available-for-sale financial assets	5,155	5,005
Loans and advances to customers	49,142	33,774
Interests in joint ventures	68	23
Intangible assets - software	24	22
Intangible assets - goodwill	66	67
Investment property		
- held on own account	36	37
- held in respect of liabilities to customers under investment contracts	1,956	1,219
Property, plant and equipment	37	36
Retirement benefit assets	16	12
Deferred taxation	34	27
Other assets	625	368
Prepayments and accrued income	43	67
Total assets	**73,290**	**49,582**
Liabilities		
Deposits from banks	10,275	7,173
Customer accounts	36,858	25,194
Debt securities in issue	15,060	9,774
Derivative financial instruments	2,490	1,579
Liabilities to customers under investment contracts	1,394	915
Current taxation	51	57
Other liabilities	32	24
Accruals and deferred income	188	144
Retirement benefit liabilities	7	7

Deferred taxation	43	9
Subordinated liabilities and other capital instruments	4,205	2,957
Total liabilities	**70,603**	**47,833**
Share capital	115	109
Share premium	600	169
Other reserves	4	58
Retained profits	1,965	1,411
Shareholders' funds	2,684	1,747
Minority interest	3	2
Total equity	**2,687**	**1,749**
Total equity and liabilities	**73,290**	**49,582**
Contingent liabilities		
Guarantees	2,175	1,860
Commitments		
Commitments to lend	8,734	6,011

Notes:

1. The Bank has no material contracts that are not entered into in the ordinary course of its business, which could result in any group member being under an obligation or entitlement that is material to its ability to meet its obligation to security holders in respect of securities being issued.

2. The application of IFRS does not alter the Group's economic substance, nor the cash flows generated by our business. The impact is mainly due to the effect of first time adoption and timing differences in the recognition of income and expense.

3. The authorised share capital of the Bank at 30th September, 2006 was 760,000,000 ordinary shares of €0.16 each of which 721,299,187 were allotted, called up and fully paid at that date.

4. For the purposes of this table "Indebtedness" is defined as including Non-Equity Minority Interest in Subsidiary—Preference Shares. None of the Indebtedness is guaranteed by any third parties, save as might arise in respect of CBOI deposit protection schemes which would guarantee deposits up to an amount equal to the lower of 90 per cent. of the deposit or €20,000.

5. At the date of this Offering Circular save as disclosed in Note 1 above, there has been no material change in the capitalisation and indebtedness of the Group since 30th September, 2006 nor in the guarantees it has issued, commitments to lend it has made or any other contingent liabilities since that date.

6. Up to and including the year ended 30th September, 2005 Anglo Irish Bank Corporation plc ('the Group') prepared its financial statements in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). International Financial Reporting Standards ('IFRS') apply to the financial statements of all listed entities in the European Union ('EU') whose accounting periods begin on or after 1st January,

2005. The Group has implemented IFRS as adopted by the EU with effect from 1st October, 2005 and produced its first full IFRS financial statements for the year ending 30th September, 2006.

In preparing this financial information management has used its best knowledge of the expected standards, interpretations and accounting policies that will be applied when the Group prepares its first full IFRS financial statements in accordance with accounting standards and interpretations as adopted by the EU as at 30th September, 2006. As a result, although this financial information is based on management's best knowledge of expected standards, interpretations and accounting policies, this may change due to decisions that may be taken by the EU on endorsement, new or amended standards issued by the International Accounting Standards Board, interpretive guidance issued by the International Financial Reporting Interpretations Committee and the requirements of companies legislation. In addition, as IFRS is currently being applied in the EU for the first time, certain practices in applying these standards may develop. Therefore, until the Group prepares its first full IFRS financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

Transition to IFRS

The rules for the first-time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition.

The interim financial information has been prepared based on the expected recognition and measurement requirements of IFRS as endorsed by the EU. The Group has availed of transitional provisions for IAS 32 'Financial Instruments: Disclosure and Presentation' ('IAS 32') and IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2005 in respect of financial instruments is prepared on the basis of the Group's accounting policies under IR GAAP.

ANGLO IRISH ASSET FINANCE PLC

Introduction

Anglo Irish Asset Finance Plc (**AIAF**) is incorporated in the United Kingdom having it's registered office at 10 Old Jewry, London EC2R 8DN. AIAF is a wholly owned subsidiary of CDB (U.K.) Limited, incorporated in the United Kingdom and registered in England and Wales under no 3091082. The ultimate controlling party of AIAF is Anglo Irish.

AIAF's financial statements have been included in the group financial statements of the Anglo Irish. AIAF has taken advantage of the exemption in Financial Reporting Standard 8 from disclosing transactions with related parties that are part of the CDB (U.K.) Limited group. CDB (UK) Limited is a wholly owned subsidiary of Anglo Irish.

The profit on ordinary activities before taxation for the year ending 30 September 2005 amounted to £16.5 million (2004: £16.4 million). The profit after taxation for the year ending 30 September 2005 amounted to £11.5 million (2004: £11.5 million) which has been transferred to reserves. The directors did not recommend payment of a dividend for the year (2004 - £nil).

AIAF had shareholders' funds of £141.7 million as at 30th September 2005 (2004: £130.3 million)

Activities

AIAF primary business activity is the provision of property development loan facilities and Euro denominated loans to its clients. AIAF also provides loan facilities to finance Investment Properties, particularly in relation to properties that we previously financed as development loans.

AIAF ceased writing asset finance business (the provision of hire purchase and lease finance facilities) on 30 November 2005. The portfolio of asset finance business will be collected when due from the clients over the natural life of those deals, which will largely occur over the next two years.

Directors

The following persons are the current members of AIAF's Board of Directors at the date of this Offering Circular:

- James Springham
- Brian Linehan
- Declan Quilligan
- Alec Mitchell
- Gordon Parker
- David Murray

All of the directors are full-time employees of the Anglo Irish.

UNDERWRITING PROCEDURES

Origination of Loans

The main sources of Anglo Irish's investment property lending business in the United Kingdom are direct approaches from property companies and private individuals and from existing customers or borrowers of Anglo Irish. Additionally, some business is introduced by property finance intermediaries and professional advisers.

The Provisional Portfolio includes loans which were originated by the London, Leeds, Manchester, Birmingham and Glasgow branches of Anglo Irish.

Credit Approval Process

Upon receipt of a loan proposal, the relevant Anglo Irish lending executive decides, following discussions with a UK Lending Director, where appropriate, and on the basis of the strengths and weaknesses of the proposal, whether or not to proceed with the proposal.

If the decision is taken to proceed, the lending executive will meet the potential borrower to negotiate the terms for the transaction and to ascertain the borrower's experience of purchasing and managing investment property. The lending executive will also view the property in order to assist in the formation of the overall view of the borrower's ability to select appropriate investment property. The lending executive may also seek professional advice from valuers to form a view on the value of the property and comparable properties in the market. This also enables the lending executive to form a view on the appropriateness and location of the property, including an assessment of the nature and quality of the local letting market.

Provided the lending executive is satisfied as to the borrower's ability to select appropriate investment property and the viability of the proposed transaction, a draft summary of terms is prepared by the lending executive and sent to the borrower for discussion purposes. Following further negotiations, the draft summary of terms will be amended until agreement is reached between the lending executive and the borrower as to the basis of a formal application to the London Credit Committee, and, if applicable, to the Group Credit Committee.

A credit committee application which will include a detailed review of the transaction and the proposed terms of the loan is then prepared. The credit proposal will include a summary credit committee application form together with a report on the borrower's existing and previous facilities. A summary of the key factors covered by the application form and the attached report is given below:

Key heading	*Key points considered*
Summary Form:	Details the borrower (and, where relevant, the group companies to which the borrower belongs, including their exposures) and the loan, including its amount, purpose, term, margin, category of business, fees, repayment schedule, security details and values, actual loan to value, actual interest cover, exit interest cover, introducer details, facilities with other banks and conditions to be satisfied before drawdown.
Ownership/ Management:	Sets out the persons involved in the proposed transactions, covering *inter alia*, their net worth and details of their experience in the property industry. A summary of the customer's current

operation will also be covered in this section. If a third party guarantees the loan, details of the guarantor are also set out.

History of Relationship:	Details all previous limits, the dates on which they were sanctioned and the margin at which they were sanctioned together with a commentary as to how the previously sanctioned facilities have been operated.
Present Proposal:	Details all sources of funds including, equity, government grants, finance from Anglo Irish and finance from other institutions and the exact purpose of the finance.
Market Conditions:	A commentary is provided on all market and other conditions affecting the proposed transaction.
Financial Information:	A review of the latest audited accounts and any interim figures, including management accounts, of the borrower, (and its group where appropriate) together with the latest financial information and an analysis thereof on those tenants occupying the property whose lease obligations are considered material.
Repayment Capacity:	A detailed cash flow analysis for the property is appended to the application, analysing the borrower's ability to meet its financial obligations and covenants under the proposed facility to a timeframe beyond the maturity of the facility.
Security:	Details the property and leases to which it is subject together with a commentary on the impact of re-letting any parts of the property which are subject to lease terminations during the tenor of the facility. Other security such as third party guarantees and cash collateral deposits are also detailed.

The credit proposal will identify the risks associated with making the proposed loan and the ways in which the risks can be mitigated or avoided. The credit proposal will also seek to ascertain and quantify the degree of property specific risk involved with the transaction, with particular emphasis being given to tenant and sale or refinancing risk.

As regards tenant risk, the covenant strength of those tenants with material rent payment obligations in each property to be taken as security is analysed to assess the likelihood of a level of tenant default which could result in an interruption to the rental income stream. Credit status reports from a credit reference agency are obtained on all major tenants in a property, including parent companies, where a guarantee is provided for the rental payments of a subsidiary.

Each tenant is allocated a tenant quality rating. These tenant quality ratings reflect the lending executives' assessment of the credit standing of the tenant in the context of its annual rental obligations under the relevant leases. The ratings in descending order are: "A", "B", "C" and "D". A brief description of the characteristics of tenants assigned each of the tenant quality ratings is as follows:

Tenant Quality	*Rating Characteristics*
"A"	Governmental entities, local authorities, universities and entities rated 'AA-' and above.
"B"	Large quoted and large private companies with a proven track

record and ability to service tenancy obligations.

"C" Smaller quoted and private companies where analysis, based on available information or ownership details, indicates an ongoing ability to meet rental obligations.

"D" Local covenants where the following factors or a combination thereof apply:

— little or no financial information is available

— the tenant is an individual

— tenant is a partnership of not major standing.

Consideration is given to likely tenant or owner occupier demand for the property by examining the attractiveness of the property in terms of its location, age and quality, as well as the supply of and demand for properties nearby. The findings of this analysis, together with comments from Anglo Irish's appointed valuers, will assist the credit committee(s) in evaluating how quickly a property could be let or sold and will highlight the impact of any cash flow interruption on the viability of the proposed transaction.

As regards repayment risk, the credit committee(s) will assess the likely value and marketability of any property taken as security, as at the proposed maturity date of the loan. This is assessed by investigating the quality of each property in terms of its location, age, tenant covenant strength, lease lengths and tenant diversity. The lending executive will perform a cash flow calculation under various assumptions, ranging from no re-letting of any units where leases will expire during the term of the loan, to a more realistic level where a void period and a rent free period is allowed for, together with a drop in anticipated rental levels. This will provide detailed information on the interest cover levels, allowing for an increasing level of interest rates, throughout the period of the loan and beyond. This analysis will enable the credit committee(s) to assess the extent to which the current investment yields for any property can deteriorate before remedial action would be required.

The identification and examination of such property specific risks reflects Anglo Irish's policy that, although it seeks to lend to experienced property investors and managers, it nevertheless relies firstly on the property, and in particular the tenant cashflow, rather than the borrower, in assessing its investment property loans.

A credit proposal is presented to the London Credit Committee by the lending executive for approval. This committee can approve the loan if the total exposure is less than £5 million to the borrower and its related parties. Where exposures in excess of £5 million are involved, such credit proposals, once approved by the London Credit Committee are presented to the Group Credit Committee by the lending executive. In addition, where exposures in excess of £17.5 million are involved, the credit application will be submitted to a non-executive board member for noting.

The members of the London Credit Committee are split into "A" and "B" members. The "A" members are: (i) Chief Executive - UK and (ii) UK Lending Directors. The "B" members are primarily all the lending executives in the United Kingdom. Decisions of the London Credit Committee require the approvals of at least one "A" member and two other members of the committee for loans up to £1 million. For loans between £1 million and £5 million the approval of two "A" members and two other members of the committee is required.

The members of the Group Credit Committee are split into "A" and "B" members. The "A" members are (i) Group Chief Executive; (ii) Group Finance Director; (iii) Group Banking Director; (iv) Group Risk Director; (v) Chief Operating Officer; (vi) Divisional Directors Lending - Dublin; (vii) Chief Executive -

UK; (viii) Divisional Director - Area Offices; (ix) Divisional Director Private Banking - Dublin; (x) Divisional Director - North America; (xii) Divisional Director - Group Risk; and (xiii) Divisional Director - Geneva. The "B" members are primarily all the lending executives of the group.

Documentation and Valuation

Once the credit committee(s) has approved a loan, the lending executive will draft an offer letter for the facility. The facility letter is drafted from a standard template offer letter, which was originally prepared, and subsequently modified as necessary, by Anglo Irish's solicitors. In the case of all transactions over €10,000,000 a bespoke facility agreement will be prepared by Anglo Irish's solicitors acting on such transaction.

The offer letter, when finalised, is signed by the lending executive and by another member of staff who is at least at the grade of Senior Manager prior to issuance to the Borrower. On its acceptance and return to Anglo Irish it is recorded in the documentation register and retained in a fireproof cabinet.

Anglo Irish's solicitors are instructed to investigate the title to each property which will be the principal security for the proposed loan, to check the occupational leases, to carry out requisite searches, to comply with any registration requirements, to obtain any necessary consents and to do anything else required to perfect the security.

An independent valuation is sought from a firm of chartered surveyors appointed by Anglo Irish. The letter of instruction requires the surveyor, *inter alia*, to opine on the open market value of the property and to provide supporting evidence as to the market rent for the property, the yield used and local supply and demand. The market rent is important to Anglo Irish in evaluating the likelihood of an increase in rental payments at the next rent review and any resultant improvement in the Borrower's debt service coverage.

Although the property will be insured and may be subject to a full repairing and insuring lease or equivalent, the valuer instructed by Anglo Irish will normally be required to comment on the condition of the property and, if recommended by the valuer, a structural survey will be carried out. Where such structural survey recommends any material action, Anglo Irish may require the borrower to correct the relevant defect either as a condition precedent prior to drawdown, or within a reasonable time, as a condition subsequent to drawdown and Anglo Irish may, in such circumstance, make a retention of a portion of the loan proceeds. The valuer is also required to provide a reinstatement cost for the property in the event of an insurable event occurring and also to provide a valuation on the basis that the properties could be sold assuming a maximum of six months to completion.

Anglo Irish require that the solicitors receive a copy of the valuation report and that the valuers are provided with a copy of the report on title. Each of the solicitor and the surveyor is then asked to review and comment on the information provided by the other and to confirm that no information disclosed in the other's report would cause them to amend their report in any material respect.

Anglo Irish have a panel of approved solicitors and valuers, from which the particular solicitor and valuer will be identified for each transaction. The particular solicitor and valuer to be used from the approved panel is usually determined by the lending executive, although the credit committee may occasionally direct that a specific solicitor or valuer be used on a transaction.

Security Documentation is prepared by Anglo Irish's solicitors for execution and once completed the documentation is then normally retained by the solicitors.

Drawdown Procedures

When a drawdown is required under a loan facility, the borrower provides a drawdown request to Anglo Irish or Anglo Irish's solicitors. The lending executive completes a drawdown memorandum, a drawdown

checklist and a CHAPS transfer form. The drawdown memorandum highlights any issues raised in the valuation report or the report on title. It also covers compliance with all conditions precedent. The drawdown memorandum and CHAPS transfer form is required to be signed by the lending executive and also signed by two further signatories comprising personnel at Associate Director level or higher and/or the UK Drawdown Compliance Manager. The UK Drawdown Compliance Manager carries out a *prima facie* check on all drawdowns and a detailed check on approximately 90 per cent. of all drawdowns. The detailed check will include compliance with the terms of original credit approval, review of legal formalities and satisfaction of conditions precedent. The decision whether to check a drawdown in detail is taken by the UK Drawdown Compliance Manager based on qualitative rather than quantitative considerations. The review tends to focus on loans with more complicated credit or legal structures.

The operations area is then responsible for the release of funds only upon the correct authorisation of the CHAPS transfer form.

Description of Lending Criteria

Anglo Irish believes that the following lending criteria (the **Lending Criteria**) have been applied in originating all of the loans in the Provisional Portfolio, subject to such waivers as might be within the discretion of a prudent lender of commercial mortgages in the UK acting reasonably.

Types of Borrowers

Borrowers may be individuals, partnerships, bodies corporate, trusts and other bodies of persons, whether resident in the United Kingdom or resident in an overseas jurisdiction.

Types of Property

All loans must be secured on Investment Properties situated in England, Wales or Scotland. Each property may be either freehold (or the Scottish equivalent) or leasehold. Leasehold properties must have a minimum unexpired term at the time of the origination of the loan that a prudent lender of commercial loans secured on investment property in England, Wales and Scotland acting reasonably would consider as sufficient for the purposes of the security. Normally, leaseholds of less than 50 years remaining are unacceptable security.

Condition of Property

The condition of all properties securing the loan must be satisfactory to Anglo Irish.

Purpose of the Loan

The main purpose of the loan must be to finance the acquisition of Investment Property or the refinancing of such properties.

Loan to Value Ratios

Anglo Irish normally lends up to 80 per cent. of the lower of (i) the valuation of the property and, if applicable, (ii) the aggregate of its purchase price and acquisition cost. Under certain circumstances higher loan to value ratios may be justifiable, for example, where the rental income from the relevant property or properties is high and the loan is amortising so that the loan to value ratio will reduce, or where there is a clear strategy for increasing the value through increased rental payments, re-letting or refurbishment or other property-related factors. The borrower is normally required to maintain the ongoing loan to value ratio below a predetermined level or levels as specified in the covenants in the offer letter.

Security

The primary security for each loan is a first legal mortgage or standard security on the property or properties to be taken as security.

Anglo Irish generally also requires the following:

(a) a debenture, giving a fixed and floating charge over the assets of a corporate borrower (or, in the case of the Scottish Loans, equivalent separate fixed securities and floating charges, as appropriate);

(b) an assignment or assignation of the rents receivable by the borrower in respect of the property;

(c) if applicable, a charge or other security arrangement over any cash held on a rent account with Anglo Irish or another bank;

(d) security over the benefit of any hedging instrument purchased by the borrower in relation to the loan; and

(e) a charge or pledge over shares held in any special purpose company.

Anglo Irish may also take shareholders' and/or directors' guarantees and any other security considered appropriate by Anglo Irish in the circumstances (which may include second mortgages or standard securities).

Hedging Strategy

Anglo Irish seeks to ensure that the interest payable on each loan can be paid from the rental income derived from the relevant property. As part of this strategy, Anglo Irish may require a borrower to hedge or partly hedge the interest rate risk on its loan at the time of origination by either (i) fixing the rate of interest on part or all of its loan and/or (ii) purchasing an interest rate cap and/or (iii) using another hedging strategy acceptable to Anglo Irish.

Anglo Irish includes, as a matter of policy, a 'droplock' clause in all of its offer letters enabling Anglo Irish to require the borrower to take out an appropriate hedging instrument if, in the opinion of Anglo Irish, circumstances have arisen where a prudent lender of commercial mortgages in the UK would require some or all of the loan to be hedged.

Insurance

Unless the tenant is (i) one which a prudent lender of commercial mortgages in the UK acting reasonably considers to be of such financial standing that it can arrange for the insurance of the relevant property or (ii) a department, agency or organisation of, or which is supported by, H.M. Government which self-insures, each property must be covered by buildings insurance maintained by the borrower, or another person with an interest in the relevant property in an amount equal to or greater than the amount which a surveyor or valuer engaged or approved by the relevant Loan Originator estimated to be the Property's reinstatement value at the time of the original advance. Anglo Irish's interest must either be noted on the policy or included under a "general interest noted" provision or recorded as a loss payee on the policy. The insurance provider must be of such financial standing as is acceptable to a prudent lender of commercial mortgages in the UK acting reasonably.

Each tenant is normally entitled to have the rent and other sums due under its lease (or a proportion of them) suspended in the event of damage to or destruction of the property until the property is reinstated and fit for use and occupation. Anglo Irish requires insurance to be effected, in respect of each tenanted property, to cover loss of rent (in respect of the leases on the relevant property as at the date of the initial

advance under the relevant loan) for a period equal to the estimated period (which is, save where the nature of the property typically requires a shorter rebuilding period, in the vast majority of cases not less than three years) required to rebuild the property, to protect against non-payment of rent where, for example, a building becomes unfit for occupation due to the occurrence of an insured risk. Anglo Irish does not require such insurance to be effected in respect of properties let to tenants described in (i) and (ii) above whose leases do not provide for suspension of rent on the event of damage to or destruction of the property. Anglo Irish requires that the insurance effected by the borrowers provides coverage for terrorism risks to a level that would be acceptable to a prudent lender of commercial mortgages in the UK acting reasonably.

Anglo Irish also carries a Block Contingency Policy (currently with CGNU Plc) which provides cover for all reasonable losses and expenses incurred under a loan (subject to certain limits) in the event that a borrower landlord or tenant had not renewed the policy and an insured risk occurs in that period. This policy covers all normal insured risks except for terrorism risks.

Repayment Terms

The initial term of a loan is normally between one and six years although Anglo Irish will provide facilities in certain circumstances for longer periods. The majority of loans originated by Anglo Irish are for periods of up to five years. The loans may be interest only, interest only for a defined period followed by a defined amortisation schedule, or defined amortisation facilities. Anglo Irish structures amortisation schedules to take account of the anticipated cash flow pattern of the leases and the anticipated realisations of the security throughout the life of the loan and at its maturity. Typically a bullet repayment or a refinance of the facility would be anticipated at the end of the loan's term for the balance of the loan then outstanding.

AIAF

Identical underwriting procedures as set out in this section of the Offering Circular are applied by AIAF.

THE LLP

Introduction

The LLP was incorporated in England and Wales on 28 March 2007 as a limited liability partnership (partnership number OC327171) with limited liability under the LLPA 2000 by Anglo and the Liquidation Member as its Members. The principal place of business of the LLP is at 10 Old Jewry, London EC2R 8DN (telephone number: 00 44 207 710 7000). The LLP has no subsidiaries.

Principal Activities

The principal objects of the LLP are set out in the LLP Deed and include, *inter alia*, the ability to carry on the business of acquiring (through the declaration of trust under the terms of the Originator Trust Deed), managing and selling of beneficial interests in Loans and their Related Security, borrowing of monies to fund the acquisition of such assets, hedging of risks associated with such assets and such funding, acquiring, managing and selling of Substitution Assets and Authorised Investments, giving of guarantees (including the Covered Bond Guarantee) and granting of security, all with a view to profit and to do all such things as are incidental or conducive to the carrying on of that business and to borrow money.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Members

The members of the LLP as at the date of this Offering Circular are and their principal offices are:

Name	*Principal Office*
Anglo Irish Bank Corporation plc (UK Branch)	10 Old Jewry, London EC2R 8DN
Liquidation Member	Level 11, Tower 42, International Financial Centre, 25 Old Broad Street London, EC2N 1HQ c/o Wilmington Trust SP Services (London) Limited
Anglo Irish Asset Finance plc	10 Old Jewry, London EC2R 8DN

The LLP has no employees.

Directors of the Members

The following table sets out the directors of the Liquidation Member and their respective business addresses and occupations.

Name	*Business Address*	*Business Occupation*
Mark Howard Filer	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Company Director

Ruth Louise Samson	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Solicitor
Wilmington Trust SP Services (London) Limited	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Management Services Company

The directors of Anglo Irish are set out under Board of Directors in *Anglo Irish Bank Corporation plc* above.

The directors of AIAF are set out under Board of Directors in *Anglo Irish Asset Finance plc* above.

LLP Management Board

The LLP Management Board, comprised as at the Programme Date of directors, officers and/ or employees of Anglo Irish, AIAF and the Liquidation Member, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

No potential conflicts of interest exist between any duties to the LLP of the Directors of the Members, as described above, and their private interests or other duties in respect of their management roles.

Directors of the Corporate Director of the LLP (Wilmington Trust SP Services (London) Limited)

Name	*Business Address*	*Business Occupation*
David William Dupert	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Banker
William James Farrell II	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Banker
Martin McDermott	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Company Director
James Patrick Johnston Fairrie	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Company Director
Mark Howard Filer	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Company Director
Nicolas Patch	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Company Director

John Merrill Beeson	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Banker
Jean-Christophe Schroeder	Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ	Company Director

The Company Secretary of Wilmington Trust SP Services (London) Limited is Clifford Chance Secretaries (CCA) Limited.

Capitalisation and Indebtedness Statement

The following table shows the capitalisation of the LLP as at the date of this Offering Circular:

	As at 30 March 2007 £
Capital Contributions	0
Term Advances	0
Total capitalisation and indebtedness	0

The LLP has no loan capital, term loans, other borrowings or indebtedness or contingent liabilities or guarantees as at the Programme Date other than the Covered Bond Guarantee.

Auditors of LLP

Ernst & Young LLP
1 More London Place
London
SE1 2AF

SUMMARY OF THE PRINCIPAL DOCUMENTS

Trust Deed

The Trust Deed, made between the Issuer, the LLP, the Bond Trustee and the Security Trustee on the Programme Date, is the principal agreement governing the Covered Bonds. The Trust Deed contains provisions relating to, *inter alia*:

- the constitution of the Covered Bonds and the terms and conditions of the Covered Bonds (as more fully set out under Terms and Conditions of the Covered Bonds above);
- the covenants and undertakings of the Issuer and the LLP;
- the terms of the Covered Bond Guarantee (as described below);
- the enforcement procedures relating to the Covered Bonds and the Covered Bond Guarantee; and
- the appointment, powers and responsibilities of the Bond Trustee and the circumstances in which the Bond Trustee may resign or retire or be removed.

The Trust Deed is governed by English law.

Covered Bond Guarantee

Under the terms of the Covered Bond Guarantee, if the Issuer defaults in the payment on the due date of any moneys due and payable under or pursuant to the Trust Deed or the Covered Bonds or any Coupons, if any other Issuer Event of Default occurs (other than by reason of non-payment) or if a Pool Event occurs, the LLP has agreed (subject as described below) to pay or procure to be paid (following service of an Issuer Acceleration Notice (if applicable) and Notice to Pay (if applicable) or, if applicable, an LLP Acceleration Notice) unconditionally and irrevocably to or to the order of the Bond Trustee (for the benefit of the holders of the Covered Bonds), an amount equal to that portion of the Guaranteed Amounts which shall become Due for Payment but would otherwise be unpaid, as of any Original Due for Payment Date or Extended Due for Payment Date, by the Issuer. Under the Covered Bond Guarantee, the Guaranteed Amounts will become due and payable on any earlier date on which an LLP Acceleration Notice is served.

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee will serve a Notice to Pay on the LLP except that no Notice to Pay is required to be served on the LLP in the case of an event triggering Automatic Issuer Acceleration. Payment by the LLP of the Guaranteed Amounts pursuant to the Covered Bond Guarantee will be made on the later of: (i) the Original Due for Payment Date or; or (ii) the Extended Due for Payment Date on which the relevant Guaranteed Amounts are otherwise Due for Payment.

All payments of Guaranteed Amounts by or on behalf of the LLP will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature, unless the withholding or deduction of such taxes, assessments or other governmental charges are required by law or regulation or administrative practice of Ireland, the United Kingdom or any political subdivision thereof or any authority therein or thereof having the power to tax. If any such withholding or deduction is required, the LLP will pay the Guaranteed Amounts net of such withholding or deduction and shall account to the appropriate tax authority for the amount required to be withheld or deducted. The LLP will not be obliged to pay any amount to the Bond Trustee or any holder of Covered Bonds and/or Coupons in respect of the amount of such withholding or deduction.

Under the terms of the Covered Bond Guarantee, the LLP agrees that its obligations under the Covered Bond Guarantee shall be as principal debtor and not merely as surety and shall be absolute and (following the service of a Notice to Pay or, if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) service of an LLP Acceleration Notice) unconditional, irrespective of, and unaffected by, any invalidity, irregularity or unenforceability of, or defect in, any provisions of the Trust Deed, the other Transaction Documents or the Covered Bonds or Coupons or the absence of any action to enforce the same or the waiver, modification or consent by the Bond Trustee or any of the holders of the Covered Bonds or Couponholders in respect of any provisions of the same or the obtaining of any judgment or decree against the Issuer or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

Subject to the grace period specified in Condition 9(b) of the Conditions, failure by the LLP to pay the Guaranteed Amounts when Due for Payment will result in an LLP Event of Default.

The Trust Deed provides that, following the (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay subsequent to (i) the occurrence of an Issuer Event of Default and the delivery of an Issuer Acceleration Notice or (ii) the occurrence of a Pool Event, the Excess Proceeds shall be paid by the Bond Trustee on behalf of the holders of the Covered Bonds of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the Excess Proceeds Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account (except that no moneys standing to the credit of the Excess Proceeds Account may be withdrawn, transferred or disposed of without the prior written consent of the Security Trustee in accordance with the Transaction Documents). Any Excess Proceeds received by the Bond Trustee shall discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds and Coupons (to the extent that the amount so received and subject to the restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are (following service of a Notice to Pay or, if earlier, (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each holder of the Covered Bonds shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

The Covered Bond Guarantee is governed by English law.

Intercompany Loan Agreement

On each Issue Date, the Issuer will use the proceeds of the Covered Bonds issued under the Programme to lend on that date an amount equal to the Principal Amount Outstanding on the Issue Date of the issue of the related Covered Bonds to the LLP by way of a Term Advance pursuant to the Intercompany Loan Agreement. Each Term Advance will be made in the Specified Currency of the relevant Series or Tranche, as applicable, of the Covered Bonds, as set out in the applicable Final Terms, and will be swapped into Sterling pursuant to the relevant Covered Bond Swap Agreement. The Sterling Equivalent of each Term Advance will be used by the LLP: (i) as a payment for the declaration of trust over the Loans and their Related Security by the relevant Originator in favour of the LLP absolutely under the terms of the Originator Trust Deed, as described under – *Originator Trust Deed – Declaration of trust by the Originators over Loans and their Related Security* below; and/or (ii) to invest in Substitution Assets and Authorised Investments in an amount not exceeding the prescribed limit; and/or (iii) (subject to no Breach Notice having been served which has not been revoked), to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by

such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or (v) to make a deposit in the GIC Account. Each Term Advance will bear interest at a rate of interest equal to the rate of interest payable on the corresponding Series or Tranche, as applicable, of Covered Bonds.

The Issuer will not be relying on repayment of any Term Advance in order to meet its repayment obligations under the Covered Bonds. The LLP will pay amounts due in respect of Term Advances(s) in accordance with the relevant Priorities of Payments. Prior to the service of a Breach Notice (which has not been revoked), the occurrence of an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay on the LLP, amounts due in respect of each Term Advance will be paid by the LLP to, or as directed by, the Issuer on each Interest Payment Date, subject to paying all higher ranking amounts in the Pre-Acceleration Revenue Priority of Payments or, as applicable, the Pre-Acceleration Principal Priority of Payments. However, any failure by the LLP to pay any amounts due on the Term Advances will not affect the liability of the Issuer to pay the relevant amount due on the Covered Bonds. For so long as a Breach Notice is outstanding and has not been revoked, the LLP may not borrow any new Term Advances (and the Issuer may not make any new Term Advances) under the Intercompany Loan Agreement.

The amounts owed by the LLP to the Issuer under the Term Advances will be reduced by: (i) any amounts paid by the LLP under the terms of the Covered Bond Guarantee to repay the Covered Bonds (the proceeds of which were originally applied to make such Term Advances); and (ii) the Principal Amount Outstanding of any Covered Bonds (the proceeds of which were originally applied to make such Term Advances) purchased by the LLP and cancelled in accordance with Condition 6(f).

The Intercompany Loan Agreement is governed by English law.

Originator Trust Deed

The Originators and Originator Trusts

The Originators will from time to time declare trusts (each an **Originator Trust**) over their respective Loans and their Related Security in favour of the LLP absolutely pursuant to the terms of the Originator Trust Deed entered into on the Programme Date between the Original Originators, the LLP and the Security Trustee.

The Portfolio subject to the relevant Originator Trust will be held on trust by the relevant Originator in its capacity as Originator Trustee in favour of the LLP absolutely. The beneficial interest of the LLP is referred to as the **LLP Interest** and is a fixed undivided 100 per cent. interest in the Loans and their Related Security that are part of the Portfolio subject to the Originator Trusts.

The LLP's receipt of funds to meet its obligations to pay, among other things, amounts owing in respect of the Covered Bond Guarantee will be dependent upon, among other things, repayments actually being made by Borrowers in respect of Loans and their Related Security comprising the Portfolio subject to the Originator Trusts and the proceeds of any relevant guarantees or insurance policies in respect of such Borrowers (to the extent that these are capable of inclusion as part of the Portfolio subject to the Originator Trusts and are in turn allocated to the LLP Interest) and those payments being collected by the Servicers in accordance with the terms of the Servicing Agreement and being distributed to the LLP in accordance with the Servicing Agreement and the Cash Management Agreement.

See also *Originator Power of Attorney* below in respect of defaults by the relevant Originator in performing its obligations in relation to the Originator Trust Deed and certain specified events in relation to that Originator which will enable the Issuer to utilise the Originator Power of Attorney.

Originator Power of Attorney

Each Originator will, in connection with the creation of its respective Originator Trusts, grant to the LLP an irrevocable power of attorney (each, an **Originator Power of Attorney**) to secure the performance by the relevant Originator of its obligations under the Originator Trust Deed and the performance by the relevant Servicer of its obligations under the Servicing Agreement. The Originator Power of Attorney will entitle the LLP (or the Security Trustee or any Purchaser) to enforce the Loans and their Related Security subject to the relevant Originator Trust in the name of the relevant Originator after the occurrence of a Power of Attorney Event. The Originator Power of Attorney will contain provisions authorising the LLP, the Security Trustee and any Purchaser to the exercise of the powers thereunder.

Declarations of trust by the Originators over Loans and Related Security

The Portfolio will consist of Loans and their Related Security which are subject to the Originator Trusts from time to time in accordance with the terms of the Originator Trust Deed. The types of Loans comprising the Portfolio subject to the Originator Trusts will vary over time provided that, at the time a trust is declared over the relevant Loans in favour of the LLP absolutely, the Eligibility Criteria (as described below) in respect of such Loans are met on the relevant Trust Date. Accordingly, the Portfolio subject to the Originator Trusts may, at any time, include Loans with characteristics that were not being offered to Borrowers on previous Trust Dates.

Prior to the occurrence of an Issuer Event of Default, a Pool Event or an LLP Event of Default, the LLP will become the holder of a beneficial interest in the Loans and their Related Security pursuant to declarations of trust by the relevant Originator in the three circumstances described below.

First, in relation to the issue of Covered Bonds from time to time in accordance with the Programme, the Issuer will make Term Advances to the LLP, the proceeds of which may be applied in whole or in part by the LLP to become the holder of a beneficial interest in the Loans and their Related Security pursuant to declarations of trust by the Originators. In exchange for the declarations of trust over the Loans and their Related Security in favour of the LLP absolutely, the relevant Originator will receive an amount which will be satisfied by a combination of:

(a) a cash payment to be made by the LLP from the proceeds of the relevant Term Advance and/or from Available Principal Receipts; and/or

(b) the relevant Originator being treated as having made a Capital Contribution in kind (in an amount corresponding to the difference between the True Balance of the Loans over which a trust has been declared by it as at the relevant Trust Date and the cash payment (if any) made by the LLP) to be applied under the Originator Trust Deed to the corresponding proportion of Loans and their Related Security then to be held on trust absolutely for the LLP; and

(c) Deferred Payments (to be paid in accordance with the relevant Priorities of Payments).

Second, for as long as no Substitution Cessation Event has occurred and is continuing, the LLP may use the Available Principal Receipts to become the holder of a beneficial interest in New Loans and their Related Security pursuant to a declaration of trust from the relevant Originator and/or Substitution Assets (in respect of any Substitution Assets, up to the prescribed limit) on each LLP Payment Date.

Third, the LLP and the Originators (in their capacity as Members of the LLP) shall procure that the Portfolio subject to the Originator Trusts is maintained at all times in compliance with the Asset Coverage Test and the Portfolio Criteria (as determined by the Cash Manager on each Calculation Date). If on any Calculation Date there is a breach of the Asset Coverage Test or the Portfolio Criteria the Originators will use all reasonable endeavours to declare a trust over sufficient New Loans and their Related Security in favour of the LLP absolutely on or before the next Cure Date in consideration of the relevant Originator

being treated as having made a Capital Contribution (in an amount equal to the True Balance of the New Loans over which a trust is declared by that Originator as at the relevant Trust Date and in consideration of the right to receive the Deferred Payments).

Substitution Cessation Event means the occurrence of any of the following: the service of a Breach Notice on the LLP (which has not been revoked), service of a Notice to Pay on the LLP, the occurrence of an Issuer Event of Default, a failure to satisfy the Amortisation Test on any last day of each month (or, if that is not a Business Day, then the immediately preceding Business Day) or the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated less than Baa2 by Moody's.

The relevant Originator will also be required to re-acquire or have released to it the beneficial interest in Loans and their Related Security that are subject to the relevant Originator Trust in the circumstances described below under *Re-acquisition of the beneficial interest in Loans*.

Eligibility Criteria

The declarations of trust over the Loans and their Related Security in favour of the LLP absolutely will be subject to various conditions (the **Eligibility Criteria**) set out below being satisfied on the relevant Trust Date or in respect of Additional Loan Advances, on the next Calculation Date.

Eligibility Criteria means, in respect of:

(a) the Initial Portfolio, the following conditions:

  (i) no Issuer Event of Default, Pool Event or LLP Event of Default under the Transaction Documents shall have occurred and is continuing as at the First Trust Date;

  (ii) Moody's have issued a preliminary rating letter rating the Covered Bonds at least Aaa;

  (iii) each Loan which is proposed to be held on trust by the relevant Originator Trustee as part of the Initial Portfolio as from the First Trust Date is secured over one or more Properties at least one of which is an Investment Property ;

  (iv) each Loan which is proposed to be held on trust by the relevant Originator Trustee as part of the Initial Portfolio as from the First Trust Date can be serviced by a third party on behalf of the relevant Originator; and

  (v) the declaration of trust over the Loans comprising the Initial Portfolio will not cause a breach of the Portfolio Criteria; and

(b) each New Portfolio, the following conditions:

  (i) no Issuer Event of Default, Pool Event or LLP Event of Default under the Transaction Documents shall have occurred and is continuing as at the relevant Trust Date;

  (ii) the LLP acting on the advice of the Cash Manager is not aware, and could not reasonably be expected to be aware, that the declaration of the trust in respect of the New Portfolio on the relevant Trust Date will adversely affect the then current ratings by the Rating Agency of the Covered Bonds;

  (iii) each Loan which is proposed as a New Loan to be held on trust by the relevant Originator Trustee as from the relevant Trust Date is secured over one or more Properties at least one of which is an Investment Property; and

(iv) each Loan which is proposed as a New Loan to be held on trust as from the relevant Trust Date can be serviced by a third party on behalf of the relevant Originator; and

(v) the declaration of trust over loans which it is proposed will be New Loans on the relevant Trust Date will not cause a breach of the Portfolio Criteria.

If:

(i) the relevant Originator has declared a trust over any of its Loans comprised in the relevant Portfolio subject to the relevant Originator Trust; or

(ii) the relevant Originator accepts an application from or makes an offer (which is accepted) to a Borrower for an Additional Loan Advance,

then if the Eligibility Criteria referred to in paragraphs (a)(iii), (a)(iv), (a)(v), (b)(iii), (b)(iv) or (b)(v) above relating to the Loan subject to that declaration of trust or that Additional Loan Advance is not satisfied on the next following Calculation Date, the LLP will be entitled to rectify the relevant breach of those Eligibility Criteria by:

(a) (in the event of a breach of the Eligibility Criteria in paragraphs (a)(iii), (a)(iv), (a)(v), (b)(iii), (b)(iv) or (b)(v)) requiring the relevant Originator to re-acquire or have released to it the beneficial interest in the Loans subject to any Additional Loan Advance; and

(b) (in the event of a breach of the Eligibility Criteria in paragraph (a)(v) or (b)(v)) requiring the relevant Originator to declare a trust over sufficient new Loans and their Related Security on or before the next Calculation Date so as to ensure that paragraph (a)(v) or (b)(v) of the Eligibility Criteria is satisfied.

The **Portfolio Criteria** are the following:

(a) the weighted average margin on the Loans in the Portfolio subject to the Originator Trust (including the New Loans) is at least 0.90 per cent. after taking into account (i) the average margin on the Loans and (ii) the margins on the Interest Rate Swaps;

(b) the weighted average interest coverage ratio of all Loans in the Portfolio subject to the Originator Trusts (including the New Loans) is at least 1.15x;

(c) the aggregate Adjusted True Balance of Loans in the Portfolio subject to the Originator Trusts in each following sector does not exceed the percentage of the aggregate Adjusted True Balance set forth below:

Industry Sector	Concentration Limit
Office	60%
Shopping Centres and Shops	60%
Retail Warehouses	55%
Industrial	35%
Residential	35%
Hotels	35%
Pubs	35%
Other	20%

provided that the aggregate exposure to sectors other than Office; Retail; Industrial and Residential may not exceed 60% of the aggregate Adjusted True Balance of the Portfolio.

(d) the aggregate Adjusted True Balance of Loans in the Portfolio the Property related to which lies in each following geographical sectors does not exceed the percentage of the aggregate Adjusted True Balance set forth below:

Geographic Sector	Concentration Limit
London	75%
Rest of South East	40%
Midlands	40%
Wales and South West	40%
North	40%
Scotland	40%

(e) the maximum Adjusted True Balance of the Loan(s) for any single tenant (or group of affiliated tenants) is not more than 5 per cent. of the aggregate Adjusted True Balance of the Portfolio;

(f) the Weighted Average Original LTV for the Loans in the Portfolio does not exceed 80 per cent;

(g) the minimum diversity criteria as described in more detail in the Originator Trust Deed are complied with.

On the relevant Trust Date, the Representations and Warranties (described below in – *Representations and Warranties*) will be given by the relevant Originator in respect of the Loans and their Related Security (other than those which are attributed an Adjusted True Balance of zero – see below) over which the relevant Originator has declared a trust in favour of the LLP absolutely.

An Originator may at any time declare a trust over its Loans and their Related Security in favour of the LLP absolutely without regard to the Eligibility Criteria so long as such Loans or portions of the Loans are attributed an Adjusted True Balance of zero and there are no liabilities or further advances required under such Loans.

Portfolio Criteria

If on any Calculation Date the Portfolio does not satisfy any of the Portfolio Criteria, then the LLP (or the Cash Manager on its behalf) will notify the Members, the Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation Member) will use all reasonable endeavours to declare a trust over sufficient further Loans and their Related Security in favour of the LLP absolutely in accordance with the Originator Trust Deed (see *Summary of the Principal Documents –Originator Trust Deed – Declaration of trust by the Originators over Loans and their Related Security*) to ensure that the Portfolio satisfies the Portfolio Criteria on the next following Cure Date. If the Portfolio does not satisfy the Portfolio Criteria on the next following Cure Date, the Bond Trustee will serve a Portfolio Criteria Breach Notice on the LLP. The Bond Trustee shall revoke a Portfolio Criteria Breach Notice if, on any Calculation Date falling on or prior to the third Cure Date following the service of a Portfolio Criteria Breach Notice the Portfolio subsequently satisfies the Portfolio Criteria and neither (i) a Notice to Pay nor an LLP Acceleration Notice has been served nor (ii) an event triggering Automatic Issuer Acceleration has occurred.

Following service of a Portfolio Criteria Breach Notice (which has not been revoked):

(a) the LLP will be required to sell its beneficial interest in Selected Loans in order to meet the Portfolio Criteria (as described further under *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following service of a Breach Notice* below)

(b) Prior to:

(i) the service of a Notice to Pay on the LLP subsequent to (A) a Pool Event or (B) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice or,

(ii) if earlier, (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice,

the Pre-Acceleration Revenue Priority of Payments and the Pre-Acceleration Principal Priority of Payments will be modified as more particularly described in *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice* below; and

(c) the Issuer will not be permitted to make to the LLP and the LLP will not be permitted to borrow from the Issuer any new Term Advances under the Intercompany Loan Agreement.

If a Portfolio Criteria Breach Notice has been served and not revoked on or before the third Cure Date after service of such Portfolio Criteria Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

Ongoing Valuation Reports

For as long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated less than A3 but not less than Baa1 by Moody's, the Originators are required to procure at least annually a Valuation Report on each Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK). Any Valuation Report (or any other form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK) must have been prepared in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards.

For as long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated Baa2 or less by Moody's, the Originator is required to procure at least semi-annually a Valuation Report on each Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK). Any Valuation Report (or any other form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK) must have been prepared in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards.

Representations and warranties

None of the LLP, the Security Trustee or the Bond Trustee has made or has caused to be made on its behalf any enquiries, searches or investigations in respect of the Loans and their Related Security to be held under the relevant Originator Trust. Instead, each is relying entirely on the Representations and Warranties by the relevant Originator contained in the Originator Trust Deed. The parties to the Originator Trust Deed may, with the prior written consent of the Security Trustee, amend the Representations and Warranties in the Originator Trust Deed. The material Representations and Warranties are as follows and are given by the Issuer on the relevant Trust Date in respect of the Loans and Related Security over which a trust is declared in favour of the LLP absolutely only on that date and on the Calculation Date following the making of any Additional Loan Advance in respect of the Loan to which the Additional Loan Advance relate only, but notwithstanding the foregoing these Representations and Warranties are not made in respect of Loans or portions of Loans which are attributed an Adjusted True Balance of zero:

(a) the particulars of each Loan, Mortgage, Collateral Security and Property as set out in schedules to be delivered to the LLP and the Security Trustee pursuant to the Originator Trust Deed are complete, true and accurate in all material respects;

(b) each Loan, Mortgage and Collateral Security is owned legally and beneficially by the relevant Originator free from encumbrances and attachments and constitutes a legal, valid and binding obligation of the Borrower and/or any Loan Guarantor as applicable (subject to general principles of law governing the same);

(c) each Mortgage constitutes a valid and subsisting first charge by way of legal mortgage or standard security over the Property which is located in England, Wales or Scotland;

(d) all steps necessary to perfect the relevant Originator's title to the Loans and the Related Security were duly taken at the appropriate time or are in the process of being taken, in each case (where relevant) within any applicable priority periods or time limits for registration with all due diligence and without undue delay;

(e) no Borrower or Guarantor is entitled to exercise any right of set-off or counterclaim against the relevant Originator in respect of any amount payable under its Loan(s) or Mortgage(s) or Guarantee(s);

(f) No Loan, Mortgage or Collateral Security which is purported to be subject to the trusts created pursuant to the Originator Trust Deed contains any provision prohibiting the creation of the beneficial interests in favour of the LLP created or purported to be created pursuant to the Originator Trust Deed;

(g) No Loan, Mortgage or Collateral Security which is purported to be subject to the trusts created pursuant to the Originator Trust Deed contains any provision which would prevent the LLP or the Security Trustee from enforcing the terms thereof through or by means of the Originator Power of Attorney;

(h) No Loan, Mortgage or Collateral Security which is purported to be the subject of the trusts created pursuant to the Originator Trust Deed contains any provisions preventing such Loan, Mortgage or Collateral Security being serviced, administered or managed by a person other than the Originator of that Loan;.

(i) prior to making the initial advance under each Loan, the relevant Originator received from solicitors acting for or approved by it a report on title or certificate of title relating to the relevant Property which either initially or after further investigation disclosed nothing which would have caused a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK to decline to proceed with the initial advance on the proposed terms;

(j) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), (i) since the date of the most recent report on title or certificate of title relating to each Property, no change (save for any matter affecting the relevant tenancies) has arisen in respect of the matters covered therein which would cause the report or certificate to be inaccurate in any material respect which would have an adverse effect on the value of the relevant Property were such report or certificate to be restated without change as at the Closing Date or, in the case of New Loans, as at the date on which a trust is declared by the relevant Originator over the relevant New Loan in favour of the LLP absolutely pursuant to the Originator Trust Deed and (ii) any matter affecting the relevant tenancies occurring prior to the date of the most recent valuation of the Property was disclosed by the relevant Originator to the relevant valuer at the time of such valuation;

(k) prior to making the initial advance under each Loan, a valuation of the relevant Property was undertaken by a valuer appointed by the relevant Originator;

(l) prior to making each Loan or purchasing each Loan, as applicable, the lending criteria and credit policy of the relevant Originator in force at the relevant time were followed or applied in respect of such Loan in all material respects (subject to any procedures for handling exceptions) or, if not followed or applied in respect of any Loan, such lending criteria or credit policy would have been waived by a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK in relation to the relevant Loan;

(m) each Loan was denominated in pounds Sterling upon origination or acquisition (or was denominated in euro upon origination or acquisition if the euro has been adopted as the lawful currency of the United Kingdom);

(n) each Loan (i) is not more than fourteen days overdue in respect of any principal or interest due thereunder and (ii) has been continuously classified as 'Performing' since the acquisition or drawdown of such Loan pursuant to the relevant Originator's arrears and default procedures (as applied by a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK);

(o) each Property to which a Mortgage relates is either (i) covered by buildings insurance maintained by the relevant Borrower, or another person with an interest in the relevant Property, in an amount equal to or greater than the amount which a surveyor or valuer engaged or approved by the relevant Originator estimated to be the Property's reinstatement value (including any improvements to the Property contemplated by the terms of the Loan) at the time of the original advance or, if later, at the time of acquisition of the relevant Property by the relevant Borrower, (ii) let to a tenant which is of such financial standing that a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK would allow such tenant to arrange for the insurance of such Property or (iii) let to a tenant which is a department, agency or organisation of, or which is supported by, H.M. Government which self-insures;

(p) the relevant Originator has since the advance of each Loan kept full, proper and up to date accounts relating to the Loan;

(q) all the title deeds relating to the Loans and Mortgages are held by or to the order of the relevant Originator or are lodged at H.M. Land Registry or the Registers of Scotland;

(r) the relevant Originator is not aware (after having made reasonable enquiries) of any material breach of the terms of any Loan or Mortgage which has not been remedied or cured;

(s) under the Loan Agreements, the relevant Originator does not have any obligation to advance any further amounts other than the undrawn commitments set out in a schedule to be delivered to the Issuer pursuant to the Originator Trust Deed;

(t) the relevant Originator has not received written notice and the relevant Originator's relevant lending or loan servicing executives are not otherwise aware (after having made reasonable enquiries) that any Borrower is bankrupt, sequestrated or has gone into liquidation;

(u) no Borrower is required to withhold or deduct for or on account of tax (whether in the United Kingdom or elsewhere) in respect of any payment to the relevant Originator pursuant to the terms of each Loan or where the Borrower is required to withhold or deduct for or on account of tax (whether in the United Kingdom or elsewhere) in respect of any payment to the relevant Originator pursuant to the terms of each Loan, the terms of the Loan provide that such Borrower will be obliged to pay additional amounts in respect of any such withholding or deduction;

(v) the relevant Originator is not aware (after having made reasonable enquiries) of any circumstance giving rise to a material reduction in the value of any Property since the most recent valuation in respect of such Property other than market forces affecting the values of properties comparable to the relevant Property in the area where the relevant Property is situated or as a result of the sale of a part of such Property;

(w) other than Properties relating to Loans or portion of the Loans attributed a Adjusted True Balance of zero, all of the Properties are Investment Properties;

(x) the relevant Originator has performed in all material respects all its obligations under or in connection with each Loan, Mortgage and Collateral Security and so far as the relevant Originator is aware (after having made reasonable enquiries) no Borrower or Loan Guarantor has taken or threatened to take any action against the relevant Originator for any failure on its part to perform any such obligations;

(y) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), prior to making the initial advance under each Loan, no express recommendation was received by the relevant Originator from a surveyor or valuer to carry out any environmental audit, property condition survey or other similar report which was not carried out and the results of any such environmental audit, property condition survey or other similar report would have been acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK and were taken into account in the relevant valuation and the relevant lending or loan servicing executives do not have knowledge (after having made reasonable enquiries) of any claim against a Borrower in relation to any Property under applicable environmental laws which would, if adversely determined, materially and adversely affect the Current Valuation of the relevant Property;

(z) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), no report on title or certificate of title given by a solicitor in connection with a Mortgage was negligently or fraudulently prepared and no such report or certificate failed to disclose any fact or circumstance which ought reasonably to have been disclosed and which if disclosed would have caused a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK to decline to proceed with the relevant Loan;

(aa) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), no valuation given by a valuer in connection with a Mortgage was negligently or fraudulently undertaken and no such valuation failed to disclose any fact or circumstance which ought reasonably to have been disclosed and which if disclosed would have caused a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK to decline to proceed with the relevant Loan;

(bb) with respect to each of the Loans where the Borrower is a corporation, the relevant Borrower has granted a floating charge in favour of the relevant Originator;

(cc) to the best of the relevant Originator's knowledge (after having made reasonable enquiries), each Borrower is entitled to receive rents without withholding or deduction for or on account of United Kingdom income tax;

(dd) in the case of each Property (other than in the case of Properties let to tenants described in paragraphs (ii) and (iii) of paragraph (o) above) the relevant insurance contract covers loss of rent for a period of up to 3 years in respect of the leases on the relevant Property as at the date of the initial advance under the relevant Loan;

(ee) in the case of Loans in respect of which the relevant Borrower has granted a further charge or security (or charges or securities) over the relevant Property in favour of another lender (being shareholders of a corporate Borrower or affiliates thereof or otherwise), the relevant Borrower, the

relevant Originator and the relevant third party lender have entered into a deed of priorities or ranking agreement which provides that (A) all amounts of principal, interest and costs owing to the relevant Originator under its Mortgage shall rank in priority to amounts owing to the third party lender (or lenders) and (B) the relevant third party lender will not enforce its security without the prior written consent of the relevant Originator;

(ff) in respect of the lease or leases to which each Property is subject, (i) such lease or leases was or were, at the time of the initial advance under the relevant Loan, on terms which would have been acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK and (ii) the relevant Originator is not aware (from information that it has received in the course of administering the relevant Loan, but without having made any other enquiry) of any material breach of the terms of any lease or leases between a Borrower or Guarantor and the tenants located in the Property owned by such Borrower or Guarantor which would not be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK;

(gg) other than Loans or portions of Loans attributed an Adjusted True Balance of zero, no Loan is governed by any other law than English law;

(hh) each Loan constitutes loan capital which is exempt from all stamp duties by virtue of Section 79 (4) of the Finance Act 1986; and

(ii) no Related Security consists of stock or marketable securities (in either case for the purposes of Section 122 of the Stamp Act 1891), partnership interest, chargeable securities (for the purposes of Section 99 of the Finance Act 1986) or a chargeable interest (for the purposes of Section 48 of the Finance Act 2003).

Re-acquisition of the beneficial interest in Loans

If the relevant Originator receives a Re-Acquisition Notice from the Cash Manager identifying a Loan or its Related Security in the Portfolio over which it has declared a trust in favour of the LLP which does not, as at the relevant Trust Date or the relevant Calculation Date (in the case of an Additional Loan Advance), materially comply with the Representations and Warranties set out in the Originator Trust Deed, then the relevant Originator will be required to re-acquire or have released to it: (i) the beneficial interest in any such Loan and its Related Security; and (ii) the beneficial interest in any other Loans of the relevant Borrower and their Related Security that are included in the Portfolio subject to the Originator Trust. The re-acquisition price payable upon the re-acquisition of the beneficial interest in any Loan is an amount (not less than zero) equal to the True Balance thereof and expenses as at the relevant re-acquisition date. The re-acquisition proceeds will be distributed to the LLP under the Originator Trust Deed and will be applied (other than Accrued Interest and Arrears of Interest) in accordance with the Pre-Acceleration Principal Priority of Payments (see *Cashflows* below).

In addition to the foregoing circumstances, the relevant Originator will also be required to re-acquire or have released to it the beneficial interest in a Loan or Loans and its or their Related Security over which it has declared a trust in favour of the LLP where an Additional Loan Advance made in respect of a Loan results in certain Eligibility Criteria or the Portfolio Criteria being breached.

If the relevant Originator does not re-acquire or have released to it the beneficial interest in those Loans and their Related Security over which it has previously declared a trust in favour of the LLP which are in breach of the Representations and Warranties then the Adjusted True Balance of those Loans will be excluded from the calculation of the Asset Coverage Test.

Defaulted Loans

If an Originator receives a Defaulted Loans Notice from the Cash Manager identifying any Defaulted Loan over which it has previously declared a trust in favour of the LLP absolutely, then that Defaulted Loan will be attributed a reduced weighting in the calculation of the Asset Coverage Test and the Amortisation Test as at the relevant Calculation Date. In addition, the relevant Originator may, at its option, re-acquire or have released to it the beneficial interest in a Defaulted Loan for an amount equal to its True Balance as at the date of re-acquisition or release.

General ability to re-acquire

Prior to the occurrence of an Issuer Event of Default or a Pool Event, the relevant Originator may with the consent of the LLP (at its discretion) from time to time re-acquire or have released to it the beneficial interest in a Loan and its Related Security over which it has previously declared a trust in favour of the LLP, from the LLP for an acquisition price of not less than the aggregate True Balance of the relevant Loan.

Right of Pre-emption

Under the terms of the Originator Trust Deed, each Originator has a right of pre-emption in respect of any sale, in whole or in part, of the LLP's beneficial interest in Selected Loans and their Related Security over which it has previously declared a trust in favour of the LLP absolutely (see *LLP Deed – Sale of Beneficial Interest in Selected Loans and their Related Security following the occurrence of a Breach Notice* and *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise*).

However, the relevant Originator will not be entitled to re-acquire or have released to it (or seek to make an offer to re-acquire) the LLP's beneficial interest in any relevant Loan and its Related Security if an Insolvency Event in relation to it has occurred and is continuing. Any re-acquisition by or release to the relevant Originator of the LLP's beneficial interest in any relevant Loans and Related Security shall be deemed to include the following representations and warranties by the relevant Originator as of the date of the delivery of the relevant notice to the LLP (which will also be deemed to be repeated by the relevant Originator as at the date of completion of any re-acquisition):

(a) that no Insolvency Event has occurred in relation to it which is continuing;

(b) that as regards the re-acquisition and release:

    (i) it is not influenced by a desire to give a preference to any person as contemplated by Section 286 of the Companies Act, 1963 or Section 239 of the Insolvency Act (as applicable) nor to put any of its property, undertaking nor assets beyond the reach of any of its creditors;

    (ii) it is not influenced by a desire to improperly dispose of any of its property with the effect of perpetrating a fraud on itself, its creditors or members as contemplated by Section 139 of the Companies Act, 1990 or Section 423 of the Insolvency Act (as applicable); and

    (iii) it is satisfied that the delivery of the notice and the re-acquisition or release has been and will be made in good faith, with full and fair equivalence of consideration, that the re-acquisition and release will be on an arms length basis and that the appropriate commercial benefit will accrue to it.

The LLP will serve on the relevant Originator a Selected Loan Offer Notice offering to sell its beneficial interest in those Selected Loans and their Related Security over which such Originator has previously declared a trust in favour of the LLP for an offer price which is:

(A) prior to the service of a Notice to Pay or the occurrence of an Automatic Issuer Acceleration equal to the greater of: (i) the then aggregate of the True Balance of the Selected Loans and (ii) the Adjusted Required Redemption Amount, subject to the offer being accepted by the relevant Originator within ten Business Days; and

(B) after the service of a Notice to Pay or the occurrence of an Automatic Issuer Acceleration equal to the greater of: (i) the then aggregate of the True Balance of the Selected Loans, (ii) the Fair Market Value of the Selected Loans and (iii) the Adjusted Required Redemption Amount

subject in each case to the offer being accepted by the relevant Originator within ten Business Days.

If an Issuer Event of Default or a Pool Event has occurred but no liquidator, examiner or administrator has been appointed to the relevant Originator, such Originator's right to accept the offer (and therefore its right of pre-emption) will be conditional upon the delivery by the relevant Originator of a solvency certificate to the LLP and the Security Trustee. If the relevant Originator rejects the LLP's offer or fails to accept it in accordance with the foregoing, the LLP will offer to sell the beneficial interest in Selected Loans and their Related Security to other Purchasers (as described under *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Breach Notice* and *LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following the occurrence of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise* below).

If the relevant Originator accepts the LLP's offer to sell the LLP's beneficial interest in the Selected Loans and their Related Security over which such Originator has previously declared a trust in favour of the LLP absolutely, the LLP will, within three Business Days of such acceptance, serve a Selected Loan Re-Acquisition Notice on the relevant Originator. The relevant Originator will sign and return a duplicate copy of the Selected Loan Re-Acquisition Notice with copy to the Security Trustee and will re-acquire or have released to it from the LLP free from the Security created by and pursuant to the Deed of Charge the LLP's beneficial interest in the relevant Selected Loans and their Related Security (and any other Loan secured or intended to be secured by that Related Security or any part of it) referred to in the relevant Selected Loan Re-Acquisition Notice. Completion of the re-acquisition by, or release to, the relevant Originator of the beneficial interest in Selected Loans and their Related Security will take place on the LLP Payment Date next occurring after receipt of the Selected Loans Re-Acquisition Notice(s) or such date as the LLP may direct in the Selected Loans Re-Acquisition Notice (provided that such date is not later than the earlier to occur of the date which is: (a) ten Business Days after returning the Selected Loan Re-Acquisition Notice to the LLP; and (b) the Final Maturity Date of the Earliest Maturing Covered Bonds).

For the purposes hereof:

Adjusted Required Redemption Amount means, the Sterling Equivalent of the Required Redemption Amount, plus or minus (where applicable) the Sterling Equivalent of any swap termination amounts payable under the Covered Bond Swap Agreement to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Excess Proceeds Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay amounts ranking higher in the Guarantee Priority of Payments than the Scheduled Principal and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable by or to the LLP under the Interest Rate Swap Agreement.

Fair Market Value means the fair market value of the Selected Loans as agreed by an independent investment bank of international repute.

Required Redemption Amount means, in respect of a Series of Covered Bonds, the amount calculated as follows:

the Principal Amount Outstanding of the relevant Series of Covered Bonds	X	1+ Negative Carry Factor / (days to maturity of the relevant Series of Covered Bonds/365)

Further drawings under Loans

Each Originator is solely responsible for funding all Additional Loan Advances and interest payments which would have been made by Borrowers in respect of Loans over which it has previously declared a trust pursuant to the Originator Trust Deed, if any.

The amount of the relevant Originator's Capital Contribution will be increased by the amount of the funded Additional Loan Advances as set out in the LLP Deed and the payments of the LLP to the relevant Originator Trust shall be deemed increased accordingly.

New Originators

In the future, any New Originator that wishes to declare a trust over Loans and their Related Security in favour of the LLP absolutely will accede to, *inter alia*, the Originator Trust Deed or enter into a new Originator trust deed. The declaration of trust over New Loans and their Related Security by New Originators will be subject to certain conditions, including the following:

- each New Originator accedes to the terms of the LLP Deed as Member (with such subsequent amendments as may be agreed by the parties thereto) in each case so that it has, in relation to such New Loans and their Related Security substantially the same rights and obligations as the relevant Originator and the relevant Originator Trustee had in relation to those Loans and their Related Security comprised in the Initial Portfolio subject to the relevant Originator Trust under the LLP Deed;

- each New Originator accedes to the terms of the Originator Trust Deed (with such subsequent amendments as may be agreed by the parties thereto) or enters into a new Originator trust deed with the LLP and the Security Trustee, in each case so that it has, in relation to such New Loans and their Related Security substantially the same rights and obligations as the relevant Originator and the relevant Originator Trustee had in relation to those Loans and their Related Security comprised in the Initial Portfolio under the Originator Trust Deed;

- each New Originator accedes to the Programme Agreement and enters into such other documents as may be required by the Security Trustee and/or the LLP (acting reasonably) to give effect to the addition of a New Originator to the transactions contemplated under the Programme;

- such New Loans and their Related Security to be held under a trust declared in favour of the LLP absolutely comply with the Eligibility Criteria set out in the Originator Trust Deed;

- such New Loans and their Related Security to be held under a trust declared in favour of the LLP absolutely have been originated in accordance with the lending criteria of the New Originator, which may not differ in substance from the Lending Criteria;

- either the relevant Servicer services such New Loans and their Related Security on the terms set out in the Servicing Agreement (with such subsequent amendments as may be agreed by the parties thereto) or the New Originator (or its nominee) enters into a servicing agreement with the LLP and the Security Trustee which sets out the servicing obligations of the New Originator

(or its nominee) in relation to such New Loans and their Related Security and which is on terms substantially similar to the terms set out in the Servicing Agreement (fees, if any, payable to the relevant Servicer or the New Originator (or its nominee) acting as servicer of such New Loans and their Related Security would be determined on the date of the accession of the New Originator to the Programme); and

- the Security Trustee is satisfied that the accession of a New Originator to the Programme is not materially prejudicial to holders of the Covered Bonds and has received a Rating Agency Confirmation in relation thereto.

If the above conditions are met, the consent of holders of the Covered Bonds will not be obtained to the accession of a New Originator to the Programme.

The Originator Trust Deed is governed by English law (provided that any terms of the Originator Trust Deed which are particular to the laws of Scotland shall be construed in accordance with Scots law).

Servicing Agreement

Pursuant to the terms of the Servicing Agreement entered into on the Programme Date between the LLP, the Originators, Anglo Irish and AIAF (each in its capacity as Servicer and trustee under the relevant Originator Trust) and the Security Trustee, the relevant Servicer has agreed to service on behalf of the LLP, the relevant Originator Trustee and the relevant Originator the Loans and their Related Security subject to the relevant Originator Trust.

The Servicer will be required to administer the Loans in accordance with the Servicing Agreement and, amongst others:

- as if no trust was declared by the relevant Originator over its Loans and the Related Security in favour of the LLP absolutely;
- provide the services in such manner and with the same level of skill, care and diligence as would a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK whilst complying with the Servicing Standard; and
- in accordance with the relevant Servicer's administration, arrears and enforcement policies and procedures forming part of the relevant Servicer's policy from time to time as they apply to those Loans.

The relevant Servicer's actions in servicing the Loans in accordance with its procedures will be binding on the LLP, the relevant Originator and the Secured Creditors.

The relevant Servicer will have the power to exercise the rights, powers and discretions and to perform the duties of the relevant Originator and the relevant Originator Trustee in relation to the Loans and their Related Security that it is servicing pursuant to the terms of the Servicing Agreement, and to do anything which it reasonably considers necessary or convenient or incidental to the administration of those Loans and their Related Security.

Undertakings of the Servicer

Pursuant to the terms of the Servicing Agreement, the relevant Servicer will undertake in relation to those Loans and their Related Security that it is servicing, *inter alia*, to:

- keep records and accounts in relation to the Loans subject to the relevant Originator Trust;

- keep the Loan Files and Title Deeds in its possession or under its control in safe custody and maintain records necessary to enforce each Mortgage and to provide the relevant Originator, the relevant Originator Trustee, the LLP and the Security Trustee with access to the Title Deeds and other records relating to the administration of the Loans and their Related Security subject to the Originator Trust;

- maintain a register in respect of the Portfolio subject to the Originator Trust;

- make available to the relevant Originator, the LLP, the relevant Originator Trustee, the Rating Agency and the Security Trustee a report on a quarterly basis (or monthly for as long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated less than Baa1 by Moody's) containing information about the Loans and their Related Security then comprised in the Portfolio subject to the relevant Originator Trust;

- assist the Cash Manager in the preparation of a quarterly asset coverage report in accordance with the Cash Management Agreement;

- take all reasonable steps to recover all sums due to the LLP and/or the relevant Originator, including instituting proceedings and enforcing any relevant Loan or Mortgage held under the relevant Originator Trust using the discretion of a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK in applying the enforcement procedures forming part of the relevant Originator's policy; and

- enforce any Loan which is in default in accordance with the relevant Originator's enforcement procedures or, to the extent that such enforcement procedures are not applicable having regard to the nature of the default in question, with the usual procedures undertaken by a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK on behalf of that Originator, provided that any action undertaken is not materially prejudicial to the interests of the LLP.

The relevant Servicer undertakes that in the event of the Account Bank being assigned a short term rating of P-2 or lower by Moody's, then it shall redirect any direct debits or other forms of payments from Borrowers into accounts controlled by it in respect of Loans to a designated account held with a stand-by account bank having at least a short term rating of P-1 by Moody's. The relevant Servicer also undertakes that, on the relevant Servicer ceasing to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa2, the relevant Servicer will use reasonable efforts to enter into a new or a stand-by servicing agreement (in such form as the LLP and the Security Trustee shall reasonably require) with a third party as stand-by servicer within 60 days.

Compensation

As full compensation for its servicing duties and activities and as reimbursement for any expense incurred by it in connection therewith, the relevant Servicer or any substitute servicer which is a member of the Anglo Irish Group is entitled to receive the fee from the LLP as set out in Servicing Agreement. If, however, a servicer is appointed from outside the Anglo Irish Group, the level of this fee may be amended.

Removal or resignation of the relevant Servicer

The LLP and the Security Trustee may, upon written notice to the relevant Servicer, terminate that Servicer's rights and obligations immediately if any of the following events (each a **Servicer Termination Event** and, each of the first three events set out below, a **Servicer Event of Default**) occurs:

- that Servicer defaults in the payment of any amount due to the LLP under the Servicing Agreement and fails to remedy that default for a period of 10 Business Days after the earlier of the Servicer

becoming aware of the default and receipt by that Servicer of written notice from the Security Trustee or the LLP requiring the same be remedied;

- that Servicer fails to comply with or observe any of its other covenants, undertakings or obligations under the Servicing Agreement which failure in the opinion of the Security Trustee is materially prejudicial to holders of the Covered Bonds and does not remedy that failure within the earlier of 30 Business Days after becoming aware of the failure and receipt by the relevant Servicer of written notice from the Security Trustee and the LLP requiring the same be remedied;

- an Insolvency Event occurs in relation to that Servicer;

- that Servicer fails to obtain or maintain any licence or regulatory approval as may be required at any time under any applicable law or regulation to enable it to carry out the services under the Servicing Agreement; or

- the LLP resolves, after due consideration and acting reasonably, that the appointment of the Servicer should be terminated.

Subject to the fulfilment of a number of conditions, the relevant Servicer may voluntarily resign by giving not less than three months' notice to the Security Trustee, the relevant Originator, the relevant Originator Trustee and the LLP provided that a substitute servicer with a management team with experience of administering commercial mortgages in the United Kingdom has been appointed and enters into a servicing agreement with the LLP, the relevant Originator, the relevant Originator Trustee and the Security Trustee substantially on the same terms as the Servicing Agreement. The resignation of the Servicer is conditional on the resignation having no material adverse effect on the then current ratings of the Covered Bonds unless the holders of the Covered Bonds agree otherwise by Extraordinary Resolution.

If the appointment of a Servicer is terminated, that Servicer must deliver the Title Deeds and Loan Files relating to the Loans administered by it to, or at the direction of, the relevant Originator. The Servicing Agreement will terminate at such time as the LLP has no further interest in any of the Loans or their Related Security subject to the Originator Trusts and serviced under the Servicing Agreement.

The Servicer may sub-contract or delegate the performance of its duties under the Servicing Agreement provided that it meets conditions as set out in the Servicing Agreement.

Neither the Bond Trustee nor the Security Trustee is obliged to act as servicer in any circumstances.

The Servicing Agreement is governed by English law (provided that any terms of the Servicing Agreement which are particular to the laws of Scotland shall be construed in accordance with Scots law) and will be made by way of deed.

Asset Monitor Agreement

Under the terms of the Asset Monitor Agreement entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager and the Security Trustee, the Asset Monitor has agreed, subject to due receipt of the information to be provided by the Cash Manager to the Asset Monitor, to report on the arithmetic accuracy of the calculations performed by the Cash Manager on the First Issue Date or on the Calculation Date immediately prior to each anniversary of the Programme Date, as applicable, with a view to confirmation of compliance by the LLP with the Asset Coverage Test, the Portfolio Criteria or the Amortisation Test, as applicable, on that Calculation Date.

If the long-term ratings of the Cash Manager or the Issuer fall below Baa1 by Moody's, or if a Breach Notice has been served and has not been revoked, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, be required to report on such arithmetic accuracy in respect of the

First Issue Date or every Calculation Date, as applicable and, following a determination by the Asset Monitor of any errors in the calculations performed by the Cash Manager such that the Portfolio has not satisfied the Asset Coverage Test or the Portfolio Criteria on the applicable Calculation Date (where the Cash Manager had recorded it as being satisfied) or the Adjusted Aggregate Asset Amount or the Amortisation Test Aggregate Loan Amount is mis-stated by an amount exceeding 1 per cent. of the Adjusted Aggregate Asset Amount or the Amortisation Test Aggregate Loan Amount, as applicable, (as at the date of the relevant Asset Coverage Test, the relevant Portfolio Criteria or the relevant Amortisation Test), the Asset Monitor will be required to conduct such tests for a period of six months thereafter in respect of every Calculation Date occurring during that six month period.

The Asset Monitor is entitled, in the absence of manifest error, to assume that all information provided to it by the Cash Manager for the purpose of reporting on the arithmetic accuracy is true and correct and not misleading, and is not required to conduct an audit or otherwise take steps to verify the accuracy of any such information. The Asset Monitor Report will be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee.

As at the Programme Date, the LLP will pay to the Asset Monitor a fee per test for the tests to be performed and reports to be issued by the Asset Monitor in the amount set out in the Asset Monitor Agreement.

The LLP may, at any time, only with the prior written consent of the Security Trustee, terminate the appointment of the Asset Monitor by giving at least 60 days' prior written notice to the Asset Monitor, and the Asset Monitor may, at any time, resign by giving at least 60 days' prior written notice to the LLP and the Security Trustee, provided that in each case such termination may not be effected unless and until a replacement has been found by the LLP (such replacement to be approved by the Security Trustee unless the replacement is an accountancy firm of national standing) which agrees to perform the duties (or substantially similar duties) of the Asset Monitor set out in the Asset Monitor Agreement.

Upon giving notice of resignation, the LLP shall immediately use its best endeavours to appoint a replacement (such replacement to be approved by the Security Trustee) to provide the services set out in the Asset Monitor Agreement. If a replacement is not appointed by the date which is 30 days prior to the date when tests are to be carried out in accordance with the terms of the Asset Monitor Agreement, then the LLP shall use all reasonable endeavours to appoint an accountancy firm of national standing to carry out the relevant tests on a one-off basis, provided that such appointment is approved by the Security Trustee.

Neither the Bond Trustee nor the Security Trustee will be obliged to act as Asset Monitor in any circumstances.

The Asset Monitor Agreement is governed by English law.

LLP Deed

The Members of the LLP have agreed to operate the business of the LLP in accordance with the terms of a limited liability partnership deed entered into on the Programme Date between the LLP, Anglo Irish, AIAF, the Liquidation Member, the Bond Trustee and the Security Trustee (the **LLP Deed**).

Members

As at the Programme Date, each of the Original Originators and the Liquidation Member is a member (each a **Member**, and together with any other members from time to time, the **Members**) of the LLP. Anglo Irish and the Liquidation Member are designated members (each a **Designated Member**, and together with any other designated members from time to time, the **Designated Members**) of the LLP. The Designated Members shall have such duties as are specified in the LLPA 2000 or otherwise at law

and in the LLP Deed. The LLP Deed requires that there will at all times be at least two Designated Members of the LLP.

For so long as Covered Bonds are outstanding, if an administrator, examiner or a liquidator is appointed to Anglo Irish or AIAF, the Liquidation Member may, by written notice to the LLP, appoint another Member as a Designated Member or may, at its sole discretion (acting on behalf of itself and the other Members), admit a New Member to the LLP (in each case with the prior written consent of the Security Trustee).

No New Member may be otherwise appointed without the consent of the Security Trustee and the receipt by the Issuer or the Security Trustee of a Rating Agency Confirmation.

Capital Contributions

From time to time Anglo Irish and AIAF (each in their capacities as a Member) will make Capital Contributions to the LLP. Capital Contributions may be made in cash or in kind (e.g. through a declaration of trust over Loans and their Related Security *in favour of* the LLP absolutely). On each Calculation Date (the **relevant Calculation Date**) or the date that the LLP is wound up, the Capital Contributions of the Members (other than the Liquidation Member) shall be recalculated and the Capital Contribution of each such Member will be an amount calculated in Sterling (and to the extent that any amount denominated in a currency other than Sterling, converted into Sterling at the relevant Covered Bond Swap Rate) as follows:

$$A - B - C + D + E$$

Where,

A = the Capital Contribution Balance of the relevant Member on the last day of the immediately preceding Calculation Period (or in the case of the first Calculation Date in relation to that Member, the Opening Capital Contribution Balance of that Member);

B = the amount of any Capital Distribution to be paid to the relevant Member on the next following LLP Payment Date or paid from the proceeds of a Term Advance;

C = the amount of any Losses on the Loans in the immediately preceding Calculation Period that are attributable to Loans held under the relevant Originator Trust corresponding to a Capital Contribution in Kind by the relevant Member to the LLP and which have not been or will not be released from the relevant Originator Trust under the Originator Trust Deed or the beneficial interest in which has not been sold by the LLP on or before the next following LLP Payment Date;

D = any increase in the True Balance of Loans in the immediately preceding Calculation Period due to the relevant Member making an Additional Loan Advance to a Borrower, where the relevant Member had declared a trust over that Loan under the Originator Trust Deed; and

E = any Capital Contribution (other than those set out in item D above) made by the relevant Member to the LLP in the immediately preceding Calculation Period.

On any increase in the True Balance of the Loans due to the relevant Originator making an Additional Loan Advance to a Borrower over which Additional Loan Advance that Originator declares a trust in favour of the LLP absolutely, such Originator will be deemed to have made a Capital Contribution in Kind by that Originator (in its capacity of Member) in respect of that Loan in an amount equal to the relevant increase, the capital represented by such Capital Contribution in Kind being deemed to constitute a Trust Payment applied under the Originator Trust Deed in respect of the relevant Loans and Related Security.

The Liquidation Member will not make any Capital Contributions to the LLP.

Capital Contributions or returns on Capital Contributions shall only be paid to Members after the LLP has paid or, as applicable, provided for all higher ranking amounts in the relevant Priority of Payments on a Calculation Date and (before the Covered Bonds are repaid) the Portfolio satisfies the Asset Coverage Test and the Portfolio Criteria, except that, subject to written confirmation from the LLP (or the Cash Manager on its behalf) that on the relevant Issue Date it has not been served with a Breach Notice which has not been revoked, proceeds of a Term Advance may be applied by the LLP to make a Capital Distribution to the relevant Originator (in its capacity as Member) in accordance with the Intercompany Loan Agreement.

Pool Event

A **Pool Event** is the occurrence of any of the following:

(a) an Asset Coverage Test Breach Notice has been served and not revoked (in accordance with the terms of the Transaction Documents) on or before the third Cure Date after service of such Asset Coverage Test Breach Notice; or

(b) a Portfolio Criteria Breach Notice has been served and not revoked (in accordance with the terms of the Transaction Documents) on or before the third Cure Date after service of such Portfolio Criteria Breach Notice.

Asset Coverage Test

Under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) shall procure that, for so long as Covered Bonds remain outstanding and no Notice to Pay or LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred, the Adjusted Aggregate Asset Amount (as defined below) is on each Calculation Date in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date, the Adjusted Aggregate Asset Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of all Covered Bonds as calculated on the relevant Calculation Date, then the LLP (or the Cash Manager on its behalf) will notify the Members, the Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation Member) will use all reasonable endeavours to declare a trust over sufficient further Loans and their Related Security in favour of the LLP absolutely in accordance with the Originator Trust Deed (see *Summary of the Principal Documents – Originator Trust Deed – Declaration of trust by the Originator over Loans and their Related Security* above) or provide Cash Capital Contributions to ensure that the Asset Coverage Test is met on the next following Cure Date. If the Adjusted Aggregate Asset Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of all Covered Bonds on the next following Cure Date, the Asset Coverage Test will be breached and the Bond Trustee will serve an Asset Coverage Test Breach Notice on the LLP. The Bond Trustee shall revoke an Asset Coverage Test Breach Notice if, on any Calculation Date falling on or prior to the third Cure Date following the service of an Asset Coverage Test Breach Notice the Portfolio subsequently satisfies the Asset Coverage Test and neither a Notice to Pay nor an LLP Acceleration Notice has been served and no event triggering Automatic Issuer Acceleration has occurred.

Following service of an Asset Coverage Test Breach Notice (which has not been revoked):

(a) the LLP will be required to sell its beneficial interest in Selected Loans (as described further under *Summary of Principal Documents – LLP Deed – Sale of beneficial interest in Selected Loans and their Related Security following service of a Breach Notice* below);

(b) prior to service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice or, if earlier, (a) the occurrence of an event triggering Automatic Issuer Acceleration or (b) the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice, the Pre-Acceleration Revenue Priority of Payments and the Pre-Acceleration Principal Priority of Payments will be modified as more particularly described in *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice* below; and

(c) the Issuer will not be permitted to make to the LLP and the LLP will not be permitted to borrow from the Issuer any new Term Advances under the Intercompany Loan Agreement.

If an Asset Coverage Test Breach Notice has been served and not revoked on or before the third Cure Date after service of such Asset Coverage Test Breach Notice, then a Pool Event shall occur and the Bond Trustee will be required to serve a Notice to Pay on the LLP.

Adjusted Aggregate Asset Amount means the amount calculated on each Calculation Date or Cure Date, as applicable, as follows:

$$A + B + C - Z$$

A = the lower of:

(i) the aggregate Asset Amount True Balance of all Loans subject to the Originator Trust as calculated on the relevant Calculation Date or Cure Date, as applicable; and

(ii) the aggregate Adjusted True Balance of all Loans subject to the Originator Trust as calculated on the relevant Calculation Date or Cure Date, as applicable, ***divided by*** the Portfolio Overcollateralisation Rate;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = 98% per cent. of the aggregate outstanding principal balance of any Substitution Assets; and

Z = as of the relevant Calculation Date or the Cure Date, as applicable, the weighted average remaining maturity (in years) of the Covered Bonds outstanding multiplied by the Negative Carry Factor ***multiplied by*** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds; and

Asset Amount True Balance means, the lower of:

(a) 60 per cent. of the Current Valuation multiplied by M; and

(b) the actual Adjusted True Balance of the Loan multiplied by M,

in each case excluding any amounts relating to any Loan or its Related Security subject to the relevant Originator Trust that was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Originator Trust Deed or subject to any other obligation of the relevant Originator to re-acquire or have released to it the beneficial interest in the relevant Loan and its Related Security, and in each case where the relevant Originator has not re-acquired or had released to it the beneficial interest in the relevant Loan and in other Loans secured on the same Property and its or their Related Security to the extent required by the terms of the Originator Trust Deed, an

amount equal to the Adjusted True Balance of the relevant Loan or Loans (as calculated on the relevant Calculation Date or the relevant Cure Date, as applicable).

For all the Loans that are less than one months in arrears or not in arrears M = 1, for all the Loans that are one month or more in arrears M = 0.75 and for all Loans that are in Default M = 0;

Defaulted Loan means a Loan that is contractually in arrears at least 90 days.

Portfolio Overcollateralisation Rate means 117 per cent.

The **Negative Carry Factor** is (i) 0.25 per cent. if the weighted average margin over LIBOR for three months Sterling Deposits of the interest rate payable on the Covered Bonds is less or equal to 0.1 per cent. per annum or (ii) 0.25 per cent. plus that margin minus 0.1 per cent., if that margin is greater than 0.1 per cent. per annum (provided that if the weighted average remaining maturity is less than one year, the weighted average shall be deemed, for the purposes of this calculation, to be one).

Amortisation Test

The LLP and the Members (other than the Liquidation Member) shall procure that on each Calculation Date following service of a Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration (but prior to the service of an LLP Acceleration Notice on the LLP) the Amortisation Test Aggregate Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date following service of Notice to Pay on the LLP or following the occurrence of an event triggering Automatic Issuer Acceleration (but prior to the service of an LLP Acceleration Notice on the LLP) the Amortisation Test Aggregate Loan Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date, then the Amortisation Test will be deemed to be breached and an LLP Event of Default will occur. The LLP (or the Cash Manager on its behalf) will immediately notify the Members, the Security Trustee and (whilst Covered Bonds are outstanding) the Bond Trustee of any breach of the Amortisation Test and the Bond Trustee shall be entitled to serve an LLP Acceleration Notice in accordance with the Conditions.

The **Amortisation Test Aggregate Loan Amount** will be calculated on each Calculation Date as follows:

$$A + B + C - Z$$

where,

A = the Amortisation Test True Balance of each Loan subject to the Originator Trust;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the Excess Proceeds Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = 98 per cent. of the aggregate outstanding principal balance of any Substitution Assets;

Z = as of the relevant Calculation Date, the weighted average remaining maturity (in years) of the Covered Bonds outstanding multiplied by the Negative Carry Factor ***multiplied by*** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds; and

Amortisation Test True Balance means, the lower of

(a) 90 per cent. of the Current Valuation multiplied by M ;and

(b) the actual Adjusted True Balance of the Loan multiplied by M,

in each case excluding any amounts relating to any Loan or its Related Security subject to the relevant Originator Trust that was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Originator Trust Deed or subject to any other obligation of the relevant Originator to re-acquire or had released to it the beneficial interest in the relevant Loan and its Related Security, and in each case where the relevant Originator has not re-acquired or had released to it the beneficial interest in the relevant Loan and in other Loans secured on the same Property and its or their Related Security to the extent required by the terms of the Originator Trust Deed, an amount equal to the Adjusted True Balance of the relevant Loan or Loans (as calculated on the relevant Calculation Date).

For all the Loans that are less than one months in arrears or not in arrears M = 1, for all the Loans that are one month or more in arrears M = 0.75 and for all Loan that are in Default M = 0.

Sale of beneficial interest in Selected Loans and their Related Security following service of a Breach Notice

After service of a Breach Notice (which has not been revoked) but prior to (i) the service of a Notice to Pay on the LLP, (ii) the occurrence of an event triggering Automatic Issuer Acceleration or (iii) the service of an LLP Acceleration Notice, the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security in the Portfolio subject to the Originator Trusts in accordance with the LLP Deed (as described below), subject to the rights of pre-emption enjoyed by the relevant Originator to re-acquire or have released to it the LLP's beneficial interest in the Selected Loans and their Related Security pursuant to the Originator Trust Deed and subject to any Cash Capital Contribution made by the Members. The proceeds from any such sale or refinancing will be credited to the GIC Account and applied as set out in the Priorities of Payments (see *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice* below).

Sale of beneficial interest in Selected Loans and their Related Security following service of a Notice to Pay, an event triggering Automatic Issuer Acceleration or otherwise

After a Notice to Pay has been served on the LLP or an event triggering Automatic Issuer Acceleration has occurred or after the LLP being so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds but prior to service of an LLP Acceleration Notice, the LLP will be obliged to sell its beneficial interest in Selected Loans and their Related Security in the Portfolio in accordance with the LLP Deed (as described below), subject to the rights of pre-emption enjoyed by the relevant Originator to re-acquire or have released to it the LLP's beneficial interest in the Selected Loans and their Related Security pursuant to the Originator Trust Deed. The proceeds from any such sale or refinancing will be credited to the GIC Account and applied as set out in the relevant Priority of Payments (see *Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Notice to Pay* below).

Method of sale of beneficial interest in Selected Loans

If the LLP is required to sell its beneficial interest in Selected Loans and their Related Security to Purchasers following either the service of a Breach Notice (if not revoked) or a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration or after the LLP being so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, the LLP will be required to ensure that before offering the beneficial interests in Selected Loans for sale:

(a) the Selected Loans have been selected from the Portfolio with due regard to the interests of Covered Bondholders and in a manner such that either (i) the Loans and Related Security remaining in the Portfolio subject to the Originator Trusts after such selection satisfy the Portfolio Criteria or (ii) such of the Portfolio Criteria which were not satisfied prior to such selection are not further moved from compliance immediately following such selection; and

(b) the Selected Loans have an aggregate True Balance in an amount (the **Required True Balance Amount**) which is as close as possible to the amount calculated as follows:

   (i) following the service of a Breach Notice (but prior to service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) or if the LLP is so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, such amount that would ensure that, if the beneficial interest in the Selected Loans were sold at their True Balance, the Portfolio would satisfy the Asset Coverage Test on the next Cure Date taking into account the payment obligations of the LLP on the Payment Date following that Cure Date (assuming for this purpose that the Breach Notice is not revoked on the next Cure Date); or

   (ii) following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration:

$$N \times \frac{\text{Adjusted True Balance of all Loans in the Portfolio}}{\text{the Sterling Equivalent of the Required Redemption Amount in respect of each Series of Covered Bonds then outstanding}}$$

   where "N" is an amount equal to the Sterling Equivalent of the Required Redemption Amount of the Earliest Six Months Maturing Covered Bonds less amounts standing to the credit of the GIC Account and the Excess Proceeds Account and the principal amount of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds).

The LLP will offer its beneficial interest in the Selected Loans and their Related Security for sale to Purchasers for the best price reasonably available but in any event:

(a) following the service of a Breach Notice (but prior to the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration) or if the LLP is so instructed by the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, for an amount not less than the True Balance of the Selected Loans; and

(b) following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, for an amount not less than the Adjusted Required Redemption Amount,

provided that the beneficial interest in Selected Loans may be sold at any time without regard to (a) and (b) above with the prior consent of, or if directed to do so by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds.

Following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, if the LLP's beneficial interest in the Selected Loans and their Related Security have not been sold (in whole or in part) in an amount equal to the Adjusted Required Redemption Amount (or such other amount as consented to, or directed by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds) by the date which is six months prior to

the Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds (after taking into account all payments, provisions and credits to be made in priority thereto), then the LLP will offer its beneficial interest in the Selected Loans for sale for the best price reasonably available notwithstanding that such amount may be less than the Adjusted Required Redemption Amount.

Following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, in addition to offering its beneficial interest in Selected Loans for sale to Purchasers in respect of the Earliest Six Months Maturing Covered Bonds, the LLP (subject to the rights of pre-emption enjoyed by the relevant Originator pursuant to the Originator Trust Deed) is permitted to offer for sale its beneficial interest in a portfolio of Selected Loans, in accordance with the provisions summarised above, in respect of other Series of Covered Bonds.

The LLP is also permitted to offer for sale to Purchasers its beneficial interest in a Partial Portfolio. Except in circumstances where the LLP's beneficial interest in the portfolio of Selected Loans is being sold within six months of the Extended Due for Payment Date in respect of the Series of Covered Bonds to be repaid from such proceeds, the sale price of the LLP's beneficial interest in the Partial Portfolio (as a proportion of the Adjusted Required Redemption Amount) shall be at least equal to the proportion that the Partial Portfolio bears to the relevant portfolio of Selected Loans.

The LLP will through a tender process appoint a portfolio manager of recognised standing on a basis intended to incentivise the portfolio manager to achieve the best price for the sale of its beneficial interest in the Selected Loans (if such terms are commercially available in the market) to advise it in relation to the sale of its beneficial interest in the Selected Loans to Purchasers (except where the relevant Originator is acquiring the beneficial interest in the Selected Loans in accordance with their right of pre-emption in the Originator Trust Deed). The terms of the agreement giving effect to the appointment in accordance with such tender shall be approved by the Security Trustee.

In respect of any sale or refinancing of the beneficial interest in Selected Loans and their Related Security following (i) service of a Breach Notice (if not revoked), (ii) service of a Notice to Pay, (iii) the occurrence of an event triggering Automatic Issuer Acceleration or (iv) the instructions of the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds, the LLP will instruct the portfolio manager to use all reasonable endeavours to procure that its beneficial interest in Selected Loans is sold as quickly as reasonably practicable (in accordance with the recommendations of the portfolio manager and with the consent of the Security Trustee) taking into account the market conditions at that time and the scheduled repayment dates of the Covered Bonds and the terms of the LLP Deed.

The terms of any sale and purchase agreement with respect to the sale of the beneficial interest in Selected Loans (which shall give effect to the recommendations of the portfolio manager) will be subject to the prior written approval of the Security Trustee (and in case of a sale of the beneficial interest in Selected Loans without regard to paragraphs (a) and (b) above, with the prior consent of, or if directed to do so by, the Security Trustee acting on the directions of an Extraordinary Resolution of all the holders of the Covered Bonds)). The Security Trustee will not be required to release the LLP's beneficial interest in the Selected Loans from the Security unless the conditions relating to the release of the Security (as described under *Summary of the Principal Documents – Deed of Charge – Release of Security* below) are satisfied.

Following the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, if Purchasers accept the offer or offers from the LLP so that its beneficial interest in some or all of the Selected Loans shall be sold prior to the next following Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds, then the LLP will, subject to the foregoing paragraph, enter into a sale and purchase agreement with the relevant Purchasers which will require *inter alia* a cash payment from the relevant Purchasers. Any such sale will not include any Representations and Warranties from the LLP unless expressly agreed by the Security Trustee or any Representations and Warranties from

the relevant Originator in respect of the Loans and the Related Security subject to the Originator Trusts unless otherwise agreed with the relevant Originator.

Covenants and undertakings of the LLP and the Members

Each of the Members covenants and undertakes that, subject to the terms of the Transaction Documents, it will not, and will not purport to, sell, transfer, convey, charge, declare a trust over, create any beneficial interest in or otherwise dispose of its interest in the LLP without the prior written consent of the LLP and, whilst the Covered Bonds are outstanding, the Security Trustee. Whilst any amounts are outstanding in respect of the Covered Bonds, each of the Members undertakes not to terminate or purport to terminate the LLP Deed or institute any winding-up, administration, insolvency or similar proceedings against the LLP.

The LLP covenants and undertakes *inter alia* that it will not, save with the prior written consent of the LLP Management Committee (and, for so long as any Covered Bonds are outstanding, with the prior written consent of the Security Trustee) or as envisaged by or provided in the Transaction Documents to which the LLP is a party:

(a) create or permit to subsist any security interest over the whole or any part of its assets or undertakings, present or future (unless arising by operation of law) or unless created or permitted under or pursuant to the Deed of Charge;

(b) transfer, sell, lend, part with or otherwise dispose of, deal with or grant any option or present or future right to acquire any of its assets or undertakings or any interest therein or thereto or agree or attempt or purport to do so;

(c) have an interest in a bank account, other than as set out in the Transaction Documents;

(d) incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any such indebtedness;

(e) consolidate or merge with or transfer its properties or assets substantially as an entirety to any other person;

(f) have any employees, premises or subsidiaries;

(g) acquire any assets other than pursuant to the Originator Trust Deed, the Cash Management Agreement and the LLP Deed;

(h) enter into any contracts, agreements or other undertakings;

(i) compromise, compound or release any debt due to it;

(j) commence, defend, settle or compromise any litigation or other claims relating to it or any of its assets;

(k) establish any "establishment" as that term is used in Article 2(h) of the EU Insolvency Regulation;

(l) engage in any activities in the United States (directly or through agents) or derive any income from United States sources as determined under United States income tax principles or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles;

(m) maintain its registered office and its head office and its "centre of main interest" as the term is used in Article 3(i) of the EU Insolvency Regulation in any other jurisdiction than England and Wales; and

(n) be a member of any VAT Group.

Limit on Investing in Substitution Assets and Authorised Investments

For as long as no Substitution Cessation Event has occurred and is continuing, the LLP will be permitted to invest Available Revenue Receipts, Available Principal Receipts and the proceeds of Term Advances standing to the credit of the GIC Account in Substitution Assets, provided that the aggregate amount so invested in Substitution Assets does not exceed 15 per cent. of the total assets of the LLP at any one time and provided that such investments are made in accordance with the terms of the Cash Management Agreement. Depositing such amounts in any LLP Account will not constitute an investment in Substitution Assets for these purposes.

For as long as a Substitution Cessation Event has occurred and is continuing, all Substitution Assets must be sold by the LLP (or the Cash Manager on its behalf) as quickly as reasonably practicable and the proceeds credited to the GIC Account and the LLP will be permitted to invest all available monies in Authorised Investments, provided that such investments are made in accordance with the terms of the Cash Management Agreement.

There is no limit on the amounts that the LLP shall be entitled to invest in Authorised Investments.

Other Provisions

The allocation and distribution of Revenue Receipts, Principal Receipts and all other amounts received by the LLP is described under *Cashflows* below.

The LLP Management Committee, comprised as at the Programme Date of directors, officers and/or employees of Anglo Irish, AIAF and the Liquidation Member, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Committee relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

For so long as any amounts are outstanding under any Covered Bonds or the Covered Bond Guarantee are outstanding, each Member has agreed that it will not terminate or purport to terminate the LLP Deed or institute any winding-up, administration, insolvency or other similar proceedings against the LLP. Furthermore, the Members have agreed *inter alia* not to demand or receive payment of any amounts payable by the LLP (or the Cash Manager on its behalf) or the Security Trustee unless all amounts then due and payable by the LLP to all other creditors ranking higher in the relevant Priorities of Payments have been paid in full.

Each Member will be responsible for the payment of its own tax liabilities and will be required to indemnify the LLP and the other Members from any liabilities which they incur as a result of the relevant Member's non-payment.

Following the appointment of a liquidator, an examiner or an administrator to any Member (other than the Liquidation Member), any decisions of the LLP that are reserved to the Members in the LLP Deed shall be made by the Liquidation Member only.

The LLP Deed is governed by English law.

Cash Management Agreement

The Cash Manager will provide certain cash management services to the LLP pursuant to the terms of the Cash Management Agreement entered into on the Programme Date between the LLP, the Original Originators, Anglo Irish in its capacity as the Cash Manager and the Security Trustee.

The Cash Manager's services include but are not limited to:

(a) maintaining the Ledgers on behalf of the LLP;

(b) distributing the Revenue Receipts and the Principal Receipts in accordance with the Priorities of Payment described under *Cashflows*, below;

(c) determining whether the Portfolio satisfies the Asset Coverage Test on each Calculation Date or the relevant Cure Date, as applicable, in accordance with the LLP Deed, as more fully described under *Credit Structure – Asset Coverage Test* below;

(d) determining whether the Portfolio satisfies the Portfolio Criteria on each Calculation Date or the relevant Cure Date, as applicable, in accordance with the LLP Deed, as more fully described under *Credit Structure – Portfolio Criteria* below;

(e) determining whether the Portfolio satisfies the Amortisation Test on each Calculation Date following an Issuer Event of Default or a Pool Event in accordance with the LLP Deed, as more fully described under *Credit Structure – Amortisation Test* below; and

(f) preparation of Investor Reports for the holders of the Covered Bonds, the Rating Agency and the Bond Trustee.

In certain circumstances the LLP and the Security Trustee will each have the right to terminate the appointment of the Cash Manager in which event the LLP will appoint a substitute (the identity of which will be subject to the Security Trustee's written approval). Any substitute cash manager will have substantially the same rights and obligations as the Cash Manager (although the fee payable to the substitute cash manager may be higher).

The Cash Management Agreement is governed by English law.

Interest Rate Swap Agreement

The Loans in the Portfolio each pay either a fixed rate or a variable rate of interest based on LIBOR, but LIBOR may be set on different dates for each Loan, and each Loan may have scheduled interest payments on a different date. However, the Sterling payments to be made by the LLP under the Covered Bond Swaps are based on LIBOR for three month Sterling deposits calculated on each LIBOR Determination Date. To provide a hedge against the possible variance between the fixed rate or LIBOR in relation to the variable rate Loans and LIBOR in relation to the Covered Bonds, the LLP, the Interest Rate Swap Provider and the Security Trustee have entered into the Interest Rate Swap Agreement on the Programme Date.

Pursuant to the Interest Rate Swap Agreement, on or before the First Issue Date the Interest Rate Swap Provider and the LLP will enter into an Interest Rate Swap in respect of the Portfolio subject to the Originator Trusts. Pursuant to the Interest Rate Swap, on each Interest Payment Date the Interest Rate Swap Provider will pay the LLP three month LIBOR plus a margin on the notional amount (the **IRS Notional Amount**) being equal to the average daily amount of the Portfolio subject to the Originator Trusts during the relevant Calculation Period. In exchange, the LLP will pay to the Interest Rate Swap

Provider the interest it has received on the Portfolio subject to the Originator Trusts during the Calculation Period. The Interest Rate Swap will terminate on the earlier of:

(a) the Final Maturity Date or, if the LLP notifies the Interest Rate Swap Provider, prior to the Final Maturity Date, of the inability of the LLP to pay in full Guaranteed Amounts corresponding to the Final Redemption Amount, the final Interest Payment Date on which an amount representing the Final Redemption Amount is paid (but in any event not later than the Extended Due for Payment Date);

(b) the final date on which the Security Trustee distributes the proceeds of the Security in accordance with the Post-Enforcement Priority of Payments following the enforcement of the Security pursuant to Condition 9(b);

(c) the date on which the Notional Amount of the Interest Rate Swap reduces to zero (as a result of the reduction for the amount of any Early Redemption Amount paid in respect of the Series pursuant to Condition 9(b) or any Final Redemption Amount paid pursuant to Condition 6(a) following the Final Maturity Date); and

(d) the date of redemption pursuant to Conditions 6(b) or 6(c).

In the event that the relevant ratings of the Interest Rate Swap Provider, or any guarantor, as applicable, is or are, as applicable, downgraded by the Rating Agency below the ratings specified in the Interest Rate Swap Agreement for the Interest Rate Swap Provider, the Interest Rate Swap Provider will be required to take certain remedial measures which may include providing collateral for its obligations pursuant to the terms of the Interest Rate Swap Agreement, arranging for its obligations to be transferred to an entity with ratings required by the Rating Agency, procuring another entity with rating(s) required by the Rating Agency to become co-obligor in respect of its obligations, or taking such other action as it may agree with the Rating Agency. A failure to take such steps will allow the LLP to terminate the Interest Rate Swap Agreement.

The Interest Rate Swap Agreement may also be terminated in certain other circumstances (each referred to as an **Interest Rate Swap Early Termination Event**), including:

- at the option of any party to the Interest Rate Swap Agreement, if there is a failure by the other party to pay any amounts due under the Interest Rate Swap Agreement (for the avoidance of doubt, no such failure to pay by the Issuer will entitle the Interest Rate Swap Provider to terminate the Interest Rate Swap Agreement, if such failure is due to the assets available at such time to the LLP being insufficient to make the required payment in full) and such failure continues for the period of 30 days; and

- upon the occurrence of the insolvency of the Interest Rate Swap Provider, or any guarantor and certain insolvency-related events in respect of the LLP, or the merger of the Interest Rate Swap Provider without an assumption of the obligations under the Interest Rate Swap Agreement.

Upon the termination of the Interest Rate Swap Agreement pursuant to an Interest Rate Swap Early Termination Event, the LLP or the Interest Rate Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the Interest Rate Swap Agreement.

If withholding taxes are imposed on payments made by the Interest Rate Swap Provider under the Interest Rate Swap Agreement, the Interest Rate Swap Provider shall always be obliged to gross up these payments. If withholding taxes are imposed on payments made by the LLP to the Interest Rate Swap Provider under the Interest Rate Swap Agreement, the LLP shall not be obliged to gross up those payments.

Under the Interest Rate Swap Agreement, the LLP's obligations are limited in recourse to the Charged Property.

The Interest Rate Swap Agreement is governed by English law.

Covered Bond Swap Agreements

The LLP will enter into one or more Covered Bond Swaps with the Covered Bond Swap Provider and the Security Trustee. Each Covered Bond Swap will provide a hedge against certain interest rate and currency risks in respect of amounts received by the LLP under the Loans and the relevant Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP or the occurrence of an event triggering an Automatic Issuer Acceleration) and under the Covered Bond Guarantee in respect of Covered Bonds (after the service of a Notice to Pay on the LLP or the occurrence of an event triggering an Automatic Issuer Acceleration).

Where required to hedge such risks, there will be one (or more) Covered Bond Swap Agreement(s) and Covered Bond Swap(s) in relation to each Series or Tranche, as applicable, of Covered Bonds. Under the Covered Bond Swaps on the relevant Issue Date, the LLP will pay to the Covered Bond Swap Provider the amount received by the LLP under the applicable Term Advance (unless the Term Advance is denominated in GBP) (being an amount equal to the gross proceeds of the issue of such Series or Tranche, as applicable, of Covered Bonds) and in return the Covered Bond Swap Provider will pay an amount equal to the Sterling Equivalent of the applicable Term Advance. Thereafter, the Covered Bond Swap Provider will pay to the LLP on each Interest Payment Date amounts equivalent to the amounts that would be payable by the LLP under either the applicable Term Advance in accordance with the terms of the Intercompany Loan or the Covered Bond Guarantee in respect of interest and principal payable under the relevant Series or Tranche of Covered Bonds. In return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount in Sterling calculated by reference to LIBOR for three month Sterling deposits for the relevant Interest Period plus a spread and the Sterling Equivalent of any principal due in respect of the relevant Term Advance (unless the Term Advance is denominated in GBP) in accordance with the Intercompany Loan Agreement.

If prior to the Final Maturity Date in respect of the relevant Series or Tranche of Covered Bonds or any Interest Payment Date thereafter up to (and including) the relevant Extended Due for Payment Date, the LLP notifies (pursuant to the terms of the Covered Bond Swap) the relevant Covered Bond Swap Provider of the amount in Euro to be paid by the Covered Bond Swap Provider on such Final Maturity Date or Interest Payment Date (such amount being equal the Final Redemption Amount or the relevant portion thereof payable by the LLP on such Final Maturity Date or Interest Payment Date under the Covered Bond Guarantee in respect of the relevant Series or Tranche of Covered Bonds), the Covered Bond Swap Provider will pay the LLP such amount and the LLP will pay the Covered Bond Swap Provider the Sterling Equivalent of such amount. Further, if on any day an Early Redemption Amount is payable pursuant to Condition 9(b), the Covered Bond Swap Provider will pay the LLP such Amount (or the relevant portion thereof) and the LLP will pay the Covered Swap Provider the Sterling Equivalent thereof, following which the notional amount of the relevant Covered Bond Swaps will reduce accordingly.

Each Covered Bond Swap will terminate on the earlier of:

(a) the Final Maturity Date or, if the LLP notifies the Covered Bond Swap Provider, prior to the Final Maturity Date, of the inability of the LLP to pay in full Guaranteed Amounts corresponding to the Final Redemption Amount, the final Interest Payment Date on which an amount representing the Final Redemption Amount is paid (but in any event not later than the Extended Due for Payment Date); and

(b) the final date on which the Security Trustee distributes the proceeds of the Security in accordance with the Post-Enforcement Priority of Payments following the enforcement of the Security pursuant to Condition 9(b).

Under the terms of each Covered Bond Swap Agreement, in the event that the relevant rating of the Covered Bond Swap Provider is downgraded by a Rating Agency below the rating(s) specified in the relevant Covered Bond Swap Agreement (in accordance with the requirements of the Rating Agency) for the Covered Bond Swap Provider, the Covered Bond Swap Provider will, in accordance with the relevant Covered Bond Swap Agreement, be required to take certain remedial measures which may include providing collateral for its obligations under the Covered Bond Swap Agreement, arranging for its obligations under the Covered Bond Swap Agreement to be transferred to an entity with the ratings required by the relevant Rating Agency, procuring another entity with the ratings required by the relevant Rating Agency to become co-obligor in respect of its obligations under the Covered Bond Swap Agreement, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Covered Bond Swaps entered into under that Covered Bond Swap Agreement.

A Covered Bond Swap Agreement may also be terminated in certain other circumstances (each referred to as a **Covered Bond Swap Early Termination Event**), including:

- at the option of any party to the Covered Bond Swap Agreement, if there is a failure by the other party to pay any amounts due under such Covered Bond Swap Agreement (for the avoidance of doubt, no such failure to pay by the Issuer will entitle the relevant Covered Bond Swap Provider to terminate the Covered Bond Swap Agreement, if such failure is due to the assets available at such time to the LLP being insufficient to make the required payment in full) and such failure continues for the period of 30 days; and

- upon the occurrence of the insolvency of the relevant Covered Bond Swap Provider or any guarantor, and certain insolvency-related events in respect of the LLP or the merger of the Covered Bond Swap Provider without an assumption of the obligations under the relevant Covered Bond Swap Agreement.

Upon the termination of a Covered Bond Swap Agreement, the LLP or the relevant Covered Bond Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the relevant Covered Bond Swap Agreement. The amount of this termination payment will be calculated and made in Sterling.

Any termination payment made by the Covered Bond Swap Provider to the LLP in respect of a Covered Bond Swap Agreement will first be used (prior to the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice) to pay a replacement Covered Bond Swap Provider (or replacement Covered Bond Swap Providers) to enter into a replacement Covered Bond Swap with the LLP, unless a replacement Covered Bond Swap Agreement (or replacement Covered Bond Swap Agreements) has already been entered into on behalf of the LLP. Any premium received by the LLP from a replacement Covered Bond Swap Provider in respect of a replacement Covered Bond Swap will first be used to make any termination payment due and payable by the LLP with respect to the previous Covered Bond Swap Agreement, unless such termination payment has already been made on behalf of the LLP.

Any Swap Collateral Excluded Amounts will be paid to the Covered Bond Swap Provider directly in accordance with the Covered Bond Swap Agreement and not via the Priorities of Payments.

If withholding taxes are imposed on payments made by any Covered Bond Swap Provider to the LLP under a Covered Bond Swap Agreement, such Covered Bond Swap Provider shall always be obliged to gross up those payments. If withholding taxes are imposed on payments made by the LLP to the Covered

Bond Swap Provider under a Covered Bond Swap Agreement, the LLP shall not be obliged to gross up those payments.

In the event that the Covered Bonds are redeemed and/or cancelled in accordance with the Conditions, the Covered Bond Swap(s) in connection with such Covered Bonds will terminate or partially terminate, as the case may be. Any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating:

(a) the Adjustment Required Redemption Amount for the sale of the beneficial interest in Selected Loans; and

(b) the purchase price to be paid for the relevant Covered Bonds purchased by the LLP in accordance with Condition 6(d).

Under each Covered Bond Swap Agreement, the LLP's obligations are limited in recourse to the Charged Property. To the extent that the LLP is unable to make any payment in full under any Covered Bond Swap due to its assets being insufficient to make such payment in full, the relevant Covered Bond Swap Provider's payment obligations will rateably reduce.

The Covered Bond Swap Agreements are (or, as applicable, will be) governed by English law.

Bank Account Agreement

Pursuant to the terms of the Bank Account Agreement entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee, the LLP will maintain with the Account Bank the accounts described below, which will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge:

(a) the GIC Account into which amounts may be deposited by the LLP (including, following the occurrence of an Issuer Event of Default or a Pool Event which is not cured within the applicable grace period, all amounts received from Borrowers in respect of Loans in the Portfolio). On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be transferred to the Transaction Account (to the extent maintained);

(b) the Excess Proceeds Account into which Excess Proceeds must be deposited by the LLP. On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be transferred to the Transaction Account (to the extent maintained) but only with the prior written consent of the Security Trustee; and

(c) the Transaction Account (if such account is maintained) into which, moneys standing to the credit of the GIC Account or the Excess Proceeds Account will be transferred on each LLP Payment Date (but subject in the case of the Excess Proceeds Account to the prior written consent of the Security Trustee) and applied by the Cash Manager in accordance with the Priorities of Payments described below under *Cashflows*.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Account Bank fall below the Account Bank Ratings, then (unless the Account Bank has obtained an unconditional and unlimited guarantee of its obligations under the Bank Account Agreement from a satisfactorily rated financial institution) the GIC Account, the Excess Proceeds Account and the Transaction Account (to the extent maintained) will be closed and all amounts standing to the credit thereof shall be transferred to accounts held with a satisfactorily rated bank.

If Anglo Irish is the Account Bank for the time being the aggregate amount standing to the credit of accounts held with Anglo Irish as Account Bank must not exceed 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds. If Anglo Irish is not for the time being the Account Bank and the Account Bank's long term unsecured, unsubordinated and unguaranteed ratings fall below Aa3 from Moody's, then the aggregate amount standing to the credit of accounts held with the Account Bank must not exceed 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds. In circumstances where the Account Bank may not hold more 20 per cent. of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds, the Cash Manager shall immediately transfer (to the extent of amounts exceeding 20 per cent. of the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds) amounts standing to the credit of the LLP accounts held with the Account Bank to replacement accounts opened with a financial institution (x) having a short-term, unsecured, unsubordinated and unguaranteed debt obligation ratings of not lower than P-1 from Moody's and (y) being an authorised institution under the FSMA 2000.

The Bank Account Agreement is governed by English law.

Guaranteed Investment Contract

The LLP has entered into a Guaranteed Investment Contract (or **GIC**) with the GIC Provider, the Cash Manager and the Security Trustee on the Programme Date, pursuant to which the GIC Provider has agreed to pay interest on the moneys standing to the credit of the GIC Account and the Excess Proceeds Account at specified rates determined in accordance with the GIC.

The Guaranteed Investment Contract is governed by English law.

Corporate Services Agreement

The Liquidation Member and Holdings have entered into a Corporate Services Agreement with, *inter alios*, Wilmington Trust SP Services (London) Limited (as **Corporate Services Provider**) on the Programme Date, pursuant to which the Corporate Services Provider has agreed to provide corporate services to the Liquidation Member and Holdings respectively.

The Corporate Services Agreement is governed by English law.

Deed of Charge

Pursuant to the terms of the Deed of Charge entered into on the Programme Date by the LLP, the Security Trustee and the other Secured Creditors, the secured obligations of the LLP and all other obligations of the LLP under or pursuant to the Transaction Documents to which it is a party are secured, *inter alia*, by the following security (the **Security**) over the following property, assets and rights (the **Charged Property**):

(a) an assignment by way of fixed security (and to the extent not assigned, a charge by way of first fixed security) over its beneficial interest in the Loans and their Related Security and other related rights comprised in the Portfolio subject to the Originator Trusts;

(b) an assignment by way of first fixed security over all of the LLP's interests, rights and entitlements under and in respect of any Transaction Document to which it is a party (and, in respect of the Interest Rate Swap Agreement and Covered Bond Swap Agreement, after giving effect to all applicable netting provisions therein);

(c) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the LLP Accounts (including the Excess Proceeds Account) and any other account of the LLP and all amounts standing to the credit of the LLP Accounts and such other accounts;

(d) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the Excess Proceeds received from the Bond Trustee pursuant to the Trust Deed;

(e) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in respect of all Authorised Investments and Substitution Assets purchased from time to time from amounts standing to the credit of the LLP Accounts; and

(f) a first floating charge over all the assets and undertaking of the LLP (including the assets and undertakings of the LLP located in Scotland or governed by Scots law).

Release of Security

In the event of any sale of its beneficial interest in Loans (including Selected Loans) and their Related Security by the LLP pursuant to and in accordance with the Transaction Documents, the Security Trustee will (subject to the written request of the LLP), release the LLP's beneficial interest in those Loans from the Security created by and pursuant to the Deed of Charge on the date of such sale but only if:

(a) the Security Trustee provides its prior written consent to the terms of such sale as described under *LLP Deed – Method of Sale of interest in Selected Loans* above; and

(b) in the case of the sale of its beneficial interest in Selected Loans, the LLP provides to the Security Trustee a certificate confirming that its beneficial interest in the Selected Loans being sold have been selected with due regard to the interests of Covered Bondholders and on a basis such that either (i) the Loans and Related Security remaining in the Portfolio subject to the Originator Trusts after such selection satisfy the Portfolio Criteria or (ii) such of the Portfolio Criteria which were not satisfied prior to such selection are not further moved from compliance immediately following such selection.

In the event of the re-acquisition or release of the LLP's beneficial interest in a Loan and its Related Security by the relevant Originator who previously declared a trust over such Loan and its Related Security pursuant to and in accordance with the Transaction Documents, the Security Trustee will release the beneficial interest in that Loan from the Security created by and pursuant to the Deed of Charge on the date of the re-acquisition or release.

Enforcement

If an LLP Acceleration Notice is served on the LLP, the Security Trustee shall be entitled to appoint a Receiver, and/or enforce the Security constituted by or pursuant to the Deed of Charge (including selling the Portfolios subject to the Originator Trusts), and/or take such steps as it shall deem necessary, subject in each case to being indemnified and/or secured to its satisfaction. All proceeds received by the Security Trustee from the enforcement of the Security will be applied in accordance with the Post-Enforcement Priority of Payments described under *Cashflows*.

The Deed of Charge is governed by English law (provided that any terms of the Deed of Charge which are particular to the laws of Scotland shall be construed in accordance with Scots law).

CREDIT STRUCTURE

The Covered Bonds will be direct, unsecured, unconditional obligations of the Issuer. The LLP has no obligation to pay the Guaranteed Amounts under the Covered Bond Guarantee until (A) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice or, (B) if earlier, following (i) the occurrence of an event triggering Automatic Issuer Acceleration or (ii) the occurrence of an LLP Event of Default and service by the Bond Trustee of an LLP Acceleration Notice. The Issuer will not be relying on payments by the LLP in respect of the Term Advances or receipt of Revenue Receipts or Principal Receipts from the Portfolio in order to pay interest or repay principal under the Covered Bonds.

There are a number of features of the Programme which enhance the likelihood of timely and, as applicable, ultimate payments to holders of the Covered Bonds, as follows:

- the Covered Bond Guarantee provides credit support to the Covered Bondholders;
- the Asset Coverage Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds at all times;
- the Amortisation Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer but in each case prior to the service of an LLP Acceleration Notice;
- the Portfolio Criteria are intended to establish certain diversity requirements for the Portfolio subject to the Originator Trusts at any time; and
- under the terms of the Guaranteed Investment Contract, the GIC Provider has agreed to pay a variable rate of interest on all amounts held by the LLP in the GIC Account and the Excess Proceeds Account at a rate equal to the rate of Sterling LIBOR for three months Sterling deposits per annum or such greater amount as the LLP and the GIC Provider may agree from time to time; .

Certain of these factors are considered more fully in the remainder of this section.

Covered Bond Guarantee

The Covered Bond Guarantee provided by the LLP under the Trust Deed guarantees payment of Guaranteed Amounts when the same become Due for Payment in respect of all Covered Bonds issued under the Programme. The Covered Bond Guarantee will not guarantee any amount becoming payable for any other reason, including any accelerated payment pursuant to Condition 9 (Events of Default and Enforcement) following the occurrence of an Issuer Event of Default. In this circumstance (and until an LLP Event of Default occurs and an LLP Acceleration Notice is served), the LLP's obligations will only be to pay the Guaranteed Amounts as they fall Due for Payment.

See further *Summary of the Principal Documents – Trust Deed* above as regards the terms of the Covered Bond Guarantee. See further *Cashflows – Guarantee Priority of Payments* below as regards the payment of amounts payable by the LLP to holders of the Covered Bonds and other Secured Creditors following the occurrence of an Issuer Event of Default or a Pool Event.

Asset Coverage Test

The Asset Coverage Test is intended to ensure that the LLP can meet its obligations under the Covered Bond Guarantee. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) shall procure that on each Calculation Date prior to the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration, the Adjusted Aggregate Asset Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. If on any Calculation Date the Portfolio does not satisfy the Asset Coverage Test and such failure is not remedied on or before the next following Cure Date, the Asset Coverage Test will be breached and the Bond Trustee will serve an Asset Coverage Test Breach Notice on the LLP. The Asset Coverage Test is a formula which adjusts the Adjusted True Balance of each Loan in the Portfolio subject to the Originator Trusts and has further adjustments to take account of failure by the relevant Originator, in accordance with the Originator Trust Deed, to re-acquire or have released to it the beneficial interest in Defaulted Loans or Loans that are subject to the Originator Trust but that do not materially comply with the Representations and Warranties on the relevant Trust Date.

See further *Summary of the Principal Documents – LLP Deed – Asset Coverage Test*, above.

An Asset Coverage Test Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following the service of such Asset Coverage Test Breach Notice, the Portfolio satisfies the Asset Coverage Test and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering an Automatic Issuer Acceleration has occurred.

If an Asset Coverage Test Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Asset Coverage Test Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

Portfolio Criteria

The Portfolio Criteria are intended to assure that certain diversity requirements apply to the Portfolio. Under the LLP Deed, for so long as Covered Bonds remain outstanding and prior to the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration, the LLP and its Members (other than the Liquidation Member) shall procure that on each Calculation Date, the Portfolio satisfies the Portfolio Criteria. A breach of the Portfolio Criteria on a Calculation Date which is not remedied on the immediately succeeding Cure Date will require the Bond Trustee to serve a Portfolio Criteria Breach Notice on the LLP.

See further *Summary of the Principal Documents – LLP Deed – Portfolio Criteria* above.

The Portfolio Criteria Breach Notice will be revoked if, on any Calculation Date falling on or prior to the third Cure Date following service of such Portfolio Criteria Breach Notice, the Portfolio satisfies the Portfolio Criteria and (i) neither a Notice to Pay nor an LLP Acceleration Notice has been served and (ii) no event triggering an Automatic Issuer Acceleration has occurred.

If a Portfolio Criteria Breach Notice has been served and not revoked on any Calculation Date falling on or before the third Cure Date after service of such Portfolio Criteria Breach Notice, then a Pool Event shall occur and the Bond Trustee must serve a Notice to Pay on the LLP.

Amortisation Test

The Amortisation Test is intended to ensure that if, following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) service of a Notice to Pay on the LLP subsequent to (i) a Pool Event or (ii) an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer (but prior to

service on the LLP of an LLP Acceleration Notice), the assets of the LLP available to meet its obligations under the Covered Bond Guarantee fall to a level where holders of the Covered Bonds may not be repaid, an LLP Event of Default will occur and all amounts owing under the Covered Bonds may be accelerated. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) shall procure that, on each Calculation Date following the occurrence of an event triggering Automatic Issuer Acceleration or the service of a Notice to Pay on the LLP, the Amortisation Test Aggregate Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. The Amortisation Test is a formula which adjusts the Adjusted True Balance of each Loan in the Portfolio and has further adjustments to take account of Loans in arrears. See further *Summary of the Principal Documents – LLP Deed – Amortisation Test* above.

CASHFLOWS

As described above under *Credit Structure* above, until a Notice to Pay or LLP Acceleration Notice is served on the LLP or an event triggering Automatic Issuer Acceleration has occurred, the Covered Bonds will be obligations of the Issuer only. The Issuer is liable to make payments when due on the Covered Bonds, whether or not it has received any corresponding payment from the LLP.

This section summarises the Priorities of Payments of the LLP, as to the allocation and distribution of amounts standing to the credit of the LLP Accounts and their order of priority:

(a) prior to service on the LLP of a Breach Notice, a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration;

(b) following service of a Breach Notice (and for so long as it has not been revoked);

(c) following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration; and

(d) following service of an LLP Acceleration Notice.

If the Transaction Account (if such account is maintained) is closed in accordance with the terms of the Bank Account Agreement, any payment to be made to or from the Transaction Account shall, as applicable, be made to or from the GIC Account or the Excess Proceeds Account, as applicable, or no payment shall be made at all if such payment is expressed to be from the GIC Account or the Excess Proceeds Account, as applicable to the Transaction Account.

Allocation and distribution of Available Revenue Receipts prior to the service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration

Prior to service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, Available Revenue Receipts will be allocated and distributed as described below.

On the Calculation Date immediately preceding each LLP Payment Date, the LLP or the Cash Manager on its behalf shall calculate the amount of Available Revenue Receipts available for distribution on the immediately following LLP Payment Date.

Pre-Acceleration Revenue Priority of Payments

On each LLP Payment Date, the LLP or the Cash Manager on its behalf will transfer Available Revenue Receipts from the GIC Account to the Transaction Account (to the extent maintained), in an amount equal to the lower of (a) the amount required to make the payments described below and (b) the amount of Available Revenue Receipts.

Prior to service of a Breach Notice which has not been revoked, service of a Notice to Pay or service of an LLP Acceleration Notice on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, Available Revenue Receipts will be applied by or on behalf of the LLP on each LLP Payment Date (except for amounts due to third parties by the LLP under paragraph (b) or Third Party Amounts, which shall be paid when due) in making the following payments and provisions (the **Pre-Acceleration Revenue Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata and pari passu* according to the respective amounts thereof of:

(i) all amounts due and payable or to become due and payable to the Bond Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Trust Deed together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

(ii) all amounts due and payable or to become due and payable to the Security Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

(iii) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or other similar taxes) thereon as provided therein; and

(b) *second*, in or towards satisfaction of any amounts due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere in the relevant Priorities of Payments) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay and discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicers and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicers under the provisions of the Servicing Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iv) amounts due and payable to the Corporate Services Provider pursuant to the terms of the Corporate Services Agreement together with applicable VAT (or other similar taxes) thereon as provided therein; and

(v) amounts due and payable to the Asset Monitor pursuant to the terms of the Asset Monitor Agreement (other than the amounts referred to in paragraph (h) below), together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(d) *fourth*, in or towards payment *pro rata* and *pari passu* of any amount due to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, in or towards payment on the LLP Payment Date or to provide for payment on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine (and in the case of any such payment or provision, after taking into account any provisions previously made and any amounts receivable from the Interest Rate Swap Provider under the Interest Rate Swap Agreement and, if applicable, any amounts (other than principal) receivable from a Covered Bond Swap Provider under the relevant Covered Bond Swap Agreement on the LLP Payment Date or such date in the future as the Cash Manager may reasonably determine), of:

  (i) any amounts due or to become due and payable to the Covered Bond Swap Providers (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Covered Bond Swap (including any termination payment (other than in relation to principal) due and payable by the LLP under the relevant Covered Bond Swap Agreement, but excluding any Excluded Swap Termination Amount) (except to the extent that such amounts have been paid out of any premiums received from the relevant replacement Swap Providers) pursuant to the terms of the relevant Covered Bond Swap Agreements; and

  (ii) any amounts due to become due and payable (excluding principal amounts), *pro rata* and *pari passu* in respect of each relevant Term Advance to the Issuer pursuant to the terms of the Intercompany Loan Agreement;

(f) *sixth*, if a Servicer Event of Default has occurred, all remaining Available Revenue Receipts to be credited to the GIC Account (with a corresponding amount to be recorded as a credit on the Revenue Ledger) until such Servicer Event of Default is either remedied by the relevant Servicer or waived by the Security Trustee or a new servicer is appointed to service the Portfolio (or the relevant part thereof) subject to the relevant Originator Trust;

(g) *seventh*, payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements and the Interest Rate Swap Agreement;

(h) *eighth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement, and any indemnity amount due to the Members pursuant to the LLP Deed;

(i) *ninth*, in or towards payment of Deferred Payments due to the Originators under the Originator Trust Deed, to pay all remaining Available Revenue Receipts (except for an amount equal to the fee payable to the Liquidation Member in accordance with (j) and an amount equal to the profit to be paid to the Members in accordance with (k) below) to the Originators *pari passu*, but so that only Available Revenue Receipts that are specifically attributable to Loans over which the relevant Originator has declared a trust in favour of the LLP absolutely shall be paid to that Originator;

(j) *tenth*, in or towards payment of the fee due to the Liquidation Member; and

(k) *eleventh*, towards payment *pro rata* and *pari passu* to the Members of a certain sum (specified in the LLP Deed) as their profit for their respective interests as Members in the LLP.

Any amounts received by the LLP under the Interest Rate Swap Agreement on or after the LLP Payment Date but prior to the next following LLP Payment Date will be applied, together with any provision for such payments made on any preceding LLP Payment Date, to make payments (other than in respect of principal) due and payable *pro rata* and *pari passu* in respect of each relevant Covered Bond Swap under the Covered Bond Swap Agreements or, as the case may be, in respect of each relevant Term Advance under the Intercompany Loan Agreement unless a Breach Notice has been served and not been revoked or

otherwise to make provision for such payments on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine.

Any amounts (other than in respect of principal) received by the LLP under a Covered Bond Swap on or after the LLP Payment Date but prior to the next following LLP Payment Date will be applied, together with any provision for such payments made on any preceding LLP Payment Date, to make payments (other than principal) due and payable *pro rata* and *pari passu* in respect of each relevant Term Advance under the Intercompany Loan Agreement unless a Breach Notice has been served and not been revoked or otherwise to make provision for such payments on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine.

Any amounts received under the Interest Rate Swap Agreement and any amounts (other than in respect of principal) received under the Covered Bond Swap Agreements on the or on any date prior to the next succeeding LLP Payment Date which are not put towards a payment LLP Payment Date or provision in accordance with paragraph (e) above or the preceding three paragraphs will be recorded as a credit on the Revenue Ledger on the GIC Account and applied as Available Revenue Receipts on the next succeeding LLP Payment Date.

Allocation and Distribution of Principal Receipts prior to the service of a Breach Notice (which has not been revoked), a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration

Prior to service on the LLP of a Breach Notice (which has not been revoked), the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration, Available Principal Receipts will be allocated and distributed as described below.

On each Calculation Date, the LLP or the Cash Manager on its behalf will calculate the amount of Available Principal Receipts available for distribution on the immediately following LLP Payment Date.

On each LLP Payment Date, the LLP or the Cash Manager on its behalf will transfer funds from the GIC Account to the Transaction Account (to the extent maintained), in an amount equal to the lower of (a) the amount required to make the payments or credits described below and (b) the amount of all Available Principal Receipts standing to the credit of the GIC Account.

If an LLP Payment Date is the same as an Interest Payment Date, then the distribution of Available Principal Receipts under the Pre-Acceleration Principal Priority of Payments will be delayed until the Issuer has made scheduled interest and/or principal payments on that Interest Payment Date unless payment is made by the LLP directly to the Bond Trustee (or the Principal Paying Agent at the direction of the Bond Trustee).

Pre-Acceleration Principal Priority of Payments

Prior to service on the LLP of a Breach Notice (which has not been revoked), the service of a Notice to Pay or an LLP Acceleration Notice or the occurrence of an event triggering Automatic Issuer Acceleration and whilst amounts are outstanding under the Covered Bonds, all Available Principal Receipts (other than Cash Capital Contributions made from time to time by the relevant Originator in its capacity as a Member) will be applied by or on behalf of the LLP on each LLP Payment Date in making the following payments and provisions (the **Pre-Acceleration Principal Priority of Payments**) (in each case only if and to the extent that that payment or provisions of a higher priority have been paid in full to the extent the same are payable on the relevant LLP Payment Date):

(a) *first*, to become the holder of a beneficial interest in New Loans and their Related Security over which a trust is offered to be declared in favour of the LLP absolutely by the relevant Originator in accordance with the terms of the Originator Trust Deed or to acquire Substitution Assets and in an

amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test and the Portfolio Criteria;

(b) *second*, to deposit the remaining Principal Receipts in the GIC Account (with a corresponding amount to be recorded as a credit on the Principal Ledger) in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test and the Portfolio Criteria;

(c) *third*, in or towards repayment on the LLP Payment Date (or to provide for repayment on such date in the future of such proportion of the relevant payment falling due in the future as the Cash Manager may reasonably determine) of the corresponding Term Advance related to such Series of Covered Bonds by making the following payments:

(i) the amounts (in respect of principal) due or to become due and payable to the relevant Covered Bond Swap Providers *pro rata* and *pari passu* in respect of each relevant Covered Bond Swap (including any termination payment (relating solely to principal) due and payable by the LLP under the relevant Covered Bond Swap Agreements, but excluding any Excluded Swap Termination Amount) (except to the extent that such amounts have been paid out of any premiums received from the relevant replacement Swap Providers) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) (where appropriate, after taking into account any amounts in respect of principal receivable from a Covered Bond Swap Provider on the LLP Payment Date or such date in the future as the Cash Manager may reasonably determine) the amounts (in respect of principal) due or to become due and payable to the Issuer *pro rata* and *pari passu* in respect of each relevant Term Advance,

(d) *fourth*, payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements;

(e) *fifth*, subject to no Breach Notice having been served which has not been revoked, to make a Capital Distribution to Anglo Irish and AIAF (as Members) by way of distribution of its equity in the LLP in accordance with the LLP Deed, but so that only Available Principal Receipts that are specifically attributable to Loans held under the relevant Originator Trust shall be paid to that Member.

Unless a Breach Notice has been served and not been revoked, any amounts in respect of principal received by the LLP under a Covered Bond Swap on or after the LLP Payment Date but prior to the next following LLP Payment Date will be applied, together with any provision for such payments made on any preceding LLP Payment Date, provided that all principal amounts outstanding under the related Series of Covered Bonds which have fallen due for repayment on such date have been repaid in full by the Issuer, to make payments in respect of principal due and payable to the Issuer in respect of the corresponding Term Advance under the Intercompany Loan Agreement or otherwise to make provision for such payments on such date in the future of such proportion of the relevant payment falling in the future as the Cash Manager may reasonably determine.

Any amounts of principal received under the Covered Bond Swap Agreements on the LLP Payment Date or any date prior to the next succeeding LLP Payment Date which are not put towards a payment or provision in accordance with paragraph (c) above or the preceding paragraph will be recorded as a credit on the Principal Ledger on the GIC Account and applied as Available Principal Receipts on the next succeeding LLP Payment Date.

Allocation and distribution of Available Revenue Receipts and Available Principal Receipts following service of a Breach Notice

At any time after service on the LLP of a Breach Notice (which has not been revoked), but prior to service of a Notice to Pay or service of an LLP Acceleration Notice and prior to the occurrence of an event triggering Automatic Issuer Acceleration, all Available Revenue Receipts and Available Principal Receipts will continue to be applied in accordance with the Pre-Acceleration Revenue Priority of Payments and the Pre-Acceleration Principal Priority of Payments save that, whilst any Covered Bonds remain outstanding, no moneys will be applied under paragraphs (e)(ii), (h) (to the extent only that such amounts are payable to the Members), (i) or (k) of the Pre-Acceleration Revenue Priority of Payments or paragraphs (a), (c)(ii), (d) and (e) of the Pre-Acceleration Principal Priority of Payments. All Available Revenue Receipts and Available Principal Receipts that will not be applied under paragraphs (e)(ii), (h) (to the extent only that such amounts are payable to the Members), (i) or (k) of the Pre-Acceleration Revenue Priority of Payments or paragraphs (a), (c)(ii), (d) or (e) of the Pre-Acceleration Principal Priority of Payments, will be deposited in the GIC Account.

Allocation and Distribution of Available Revenue Receipts and Available Principal Receipts following service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration

At any time after service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration, but prior to service of an LLP Acceleration Notice, all Available Revenue Receipts and Available Principal Receipts (other than Third Party Amounts) will be applied as described below under *Guarantee Priority of Payments.*

On each LLP Payment Date, the LLP or the Cash Manager on its behalf will transfer Available Revenue Receipts and Available Principal Receipts from the Revenue Ledger, the Principal Ledger or the Capital Account Ledger, as the case may be, to the Transaction Account (to the extent maintained), in an amount equal to the lower of (a) the amount required to make the payments set out in the Guarantee Priority of Payments and (b) the amount of all Available Revenue Receipts and Available Principal Receipts recorded as credits on such Ledgers in respect of the GIC Account.

The LLP will create and maintain Ledgers for each Series of Covered Bonds and record amounts allocated to such Series of Covered Bonds in accordance with paragraph (e) of the *Guarantee Priority of Payments* below, and such amounts, once allocated, will only be available to pay amounts due under the Covered Bond Guarantee and amounts due under the Covered Bond Swap in respect of the relevant Series of Covered Bonds on the scheduled repayment dates thereof.

Guarantee Priority of Payments

On each LLP Payment Date after the service of a Notice to Pay on the LLP or after the occurrence of an event triggering Automatic Issuer Acceleration (but prior to the occurrence of an LLP Event of Default), the LLP or the Cash Manager on its behalf will apply Available Revenue Receipts and Available Principal Receipts to make the following payments and provisions in the following order of priority (the **Guarantee Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

   (i) all amounts due and payable or to become due and payable to the Bond Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Trust Deed together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

(ii) all amounts due and payable or to become due and payable to the Security Trustee or any appointee thereof in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or other similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or other similar taxes) thereon as provided therein; and

(ii) any amounts then due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay or discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer in the immediately succeeding LLP Payment Period under the provisions of the Servicing Agreement together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager in the immediately succeeding LLP Payment Period under the provisions of the Cash Management Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iv) amounts due and payable to the Corporate Services Provider pursuant to the Corporate Services Agreement together with applicable VAT (or similar taxes) thereon as provided therein; and

(v) amounts due and payable to the Asset Monitor (other than the amounts referred to in paragraph (j) below) pursuant to the terms of the Asset Monitor Agreement, together with applicable VAT (or other similar taxes) thereon as provided therein;

(d) *fourth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement but excluding any Excluded Swap Termination Amount) pursuant to the terms of the Interest Rate Swap Agreements;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Series of Covered

Bonds (including any termination payment (other than in respect of principal) due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the holders of the Covered Bonds *pro rata* and *pari passu* Scheduled Interest that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Interest that is Due for Payment in respect of each Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, to pay or provide for *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment (relating solely to principal) due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the holders of the Covered Bonds *pro rata* and *pari passu* Scheduled Principal that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (f) (excluding any amounts received from the Covered Bond Swap Provider) in respect of the amounts referred to in (f)(i) above would be insufficient to pay the Sterling Equivalent of the Scheduled Principal that is Due for Payment in respect of the relevant Series of Covered Bonds under (f)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (f)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(g) *seventh*, to deposit the remaining moneys in the GIC Account for application on the next following LLP Payment Date in accordance with the priority of payments described in paragraphs (a) to (f) (inclusive) above, until the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds);

(h) *eighth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any Excluded Swap Termination Amount due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(i) *ninth*, after the Covered Bonds of each Series have been redeemed in full or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds), any remaining moneys will be applied in and towards repayment in full of amounts outstanding under the Intercompany Loan Agreement;

(j) *tenth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and certain costs, expenses and indemnity amounts due by the LLP to the Asset Monitor pursuant to the Asset Monitor Agreement; and

(k) *eleventh*, thereafter any remaining moneys will be applied in accordance with the LLP Deed.

Termination payments received in respect of Swaps, premiums received in respect of replacement Swaps

If the LLP receives any termination payment from a Swap Provider in respect of a Swap Agreement, such termination payment will first be used (prior to the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice) to pay a replacement Swap Provider(s) to enter into a replacement Swap Agreement(s) with the LLP, unless a replacement Swap Agreement(s) has already been entered into on behalf of the LLP. If the LLP receives any premium from a replacement Swap Provider in respect of a replacement Swap Agreement, such premium will first be used to make any termination payment due and payable by the LLP with respect to the previous Swap Agreement(s), unless such termination payment has already been made on behalf of the LLP.

Application of moneys received by the Security Trustee following the occurrence of an LLP Event of Default, service of an LLP Acceleration Notice and enforcement of the Security

Under the terms of the Deed of Charge, all moneys received or recovered by the Security Trustee (or a Receiver appointed on its behalf) (excluding all amounts due or to become due in respect of any Third Party Amounts) will be applied following the service of an LLP Acceleration Notice and enforcement of the Security in the following order of priority (the **Post-Enforcement Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

   (i) all amounts due and payable or to become due and payable to the Bond Trustee or any appointee thereof under the provisions of the Trust Deed together with interest and applicable VAT (or other similar taxes) thereon as provided therein; and

   (ii) all amounts due and payable or to become due and payable to the Security Trustee or any appointee thereof and any Receiver appointed by the Security Trustee under the provisions of the Deed of Charge together with interest and applicable VAT (or other similar taxes) thereon to the extent provided therein;

(b) *second*, in or towards satisfaction *pro rata* and *pari passu* according to respective amounts thereof of any remuneration then due and payable to the Agents under or pursuant to the Agency Agreement together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(c) *third*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicers and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicers under the provisions of the Servicing Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(iii) amounts due to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or other similar taxes) thereon to the extent provided therein; and

(iv) amounts (including costs and expenses) due to the Corporate Services Provider pursuant to the terms of the Corporate Services Agreement together with applicable VAT (or other similar taxes) thereon to the extent provided therein;

(d) *fourth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment (but excluding any Excluded Swap Termination Amounts)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) the amounts due and payable under the Covered Bond Guarantee, to the Bond Trustee or the Principal Paying Agent (if so directed by the Bond Trustee) on behalf of the holders of the Covered Bonds *pro rata* and *pari passu* in respect of interest and principal due and payable on each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from any Covered Bond Swap Provider in respect of amounts referred to in (e)(i) above) would be insufficient to pay the Sterling Equivalent of the amounts due and payable under the Covered Bond Guarantee in respect of each Series of Covered Bonds under (e)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (e)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any Excluded Swap Termination Amounts due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(g) *seventh*, after the Covered Bonds of each Series have been redeemed in full, any remaining moneys shall be applied in or towards repayment in full of all amounts outstanding under the Intercompany Loan Agreement;

(h) *eighth*, towards payment of any indemnity amount due to the Members pursuant to the LLP Deed; and

(i) *ninth*, thereafter any remaining moneys shall be applied in or towards payment to the Members pursuant to the LLP Deed.

THE PORTFOLIO

The Initial Portfolio and each New Portfolio (together, the **Portfolio**) consists (or will consist) of Loans and their Related Security over which trusts have been declared by the Originators in favour of the LLP absolutely from time to time, in accordance with the terms of the Originator Trust Deed, as more fully described under *Summary of the Principal Documents – Originator Trust Deed* above.

For the purposes hereof:

Initial Portfolio means the portfolio of Loans and their Related Security, particulars of which are set out in a CD ROM delivered or in a list provided by way of a physical medium (which is itself marked unequivocally as the list in question and from which the relevant data can be extracted without use of the relevant Originator's systems) pursuant to the Originator Trust Deed (other than any Loans and their Related Security which have been redeemed in full prior to the First Trust Date), and all right, title, interest and benefit of AIAF and Anglo Irish (as the case may be) (each, an **Original Originator**) in and to:

(a) all payments of principal and interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest and Capitalised Expenses) and other sums due or to become due in respect of such Loans and Related Security including, without limitation, the right to demand, sue for, recover and give receipts for all principal moneys, interest and costs and the right to sue on all covenants and any undertakings made or expressed to be made in favour of the relevant Original Originator under the applicable Loan Agreement or Mortgage;

(b) subject where applicable to the subsisting rights of redemption of Borrowers, all Deeds of Consent, Deeds of Postponement or any collateral security for the repayment of the relevant Loans;

(c) the right to exercise all the powers of the relevant Original Originator in relation thereto;

(d) all the estate, rights, title and interest in and to the Properties vested in the relevant Original Originator;

(e) to the extent that they are assignable or capable of being held on trust, each Certificate of Title and Valuation Report (in each case where available) and any right of action of the relevant Original Originator against any solicitor, licensed conveyancer, qualified conveyancer, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with such Loans and Related Security, or any part thereof or affecting the decision of the relevant Originator to make or offer to make any such Loan or part thereof; and

(f) the Insurance Policies (including, without limitation, the proceeds of all claims to which the relevant Originator is entitled under the Insurance Policies), insofar as they relate to the Loans comprised in that portfolio of Loans and their Related Security.

New Portfolio means in each case the portfolio of New Loans and their Related Security (other than any New Loans and their Related Security which have been redeemed in full prior to the Trust Date or which do not otherwise comply with the terms of the Originator Trust Deed as at the Trust Date), particulars of which are set out in the relevant New Portfolio Notice or in a CD ROM delivered or in a list provided by way of a physical medium (which is itself marked unequivocally as the list in question and from which the relevant data can be extracted without use of the relevant Originator's systems), and all right, title, interest and benefit of the relevant Originator in and to the rights and assets set out in paragraphs (a) to (f) above in relation to such New Loans and their Related Security.

See also the following risk factors under *Risk Factors – Risk Factors relating to the LLP – Limited description of the Portfolio – Maintenance of Portfolio* and *– Changes to the Lending Criteria of the Originators* above.

Information on the Loans

The Loans will comprise the types of loans described below. All of the Loans will be secured by a first fixed legal charge (or, for Scottish Loans, standard security) over freehold (or its Scottish equivalent) or long leasehold Investment Property located in England, Wales and Scotland. As described under *Summary of Principal Documents – Originator Trust Deed, Representations and Warranties* above, the Issuer will make certain warranties in relation to the Loans, including warranties in relation to the lending criteria applied in advancing the Loans. The Loans are governed by English law.

All of the Loans provide for interest to be paid on a monthly, quarterly or semi-annual basis during the term of the facility. Certain of the Loans will have no scheduled repayment of principal prior to maturity (**Bullet Loans**). Other loans will provide for part repayment of principal to be made during the term of the facility with the balance repayable on maturity of the facility (**Partially Amortising Loans**). There will be some Partially Amortising Loans where there is no scheduled repayment of principal during an initial period, after which principal repayments are made for the remainder of the term of the Loan. There will be some Partially Amortising Loans which provide for principal repayments to be made during an initial period only with the balance repayable on maturity of the Loan. Under the terms of certain of the Loans, the rents in the rent account of the relevant Borrower in excess of scheduled payments on the Loan may be applied by Anglo Irish (in certain cases at the discretion of the relevant Borrower) in repayment of principal on such Loans or retained in a deposit account as security for the Loan.

The Loans will fall into three main categories with respect to the payment of interest:

(a) certain of the Loans will bear interest at a fixed rate throughout the term of the Loan (the **Fixed Rate Loans**);

(b) certain of the Loans will bear interest at a rate determined by reference to LIBOR for sterling deposits of one month, three months, six months or twelve months plus a margin throughout the term of the Loan (the **Floating Rate Loans**); and

(c) certain of the Loans will bear interest at a fixed rate for a certain period from the commencement of the Loan, following the expiry of which the Loan bears interest at a rate determined by reference to LIBOR for sterling deposits of one month, three months, six months or twelve months plus a margin (the **Fixed/Floating Rate Loans**).

The terms of certain of the Loans described in paragraphs (a) and (b) above will require the Borrower to hedge its interest rate exposure. A Borrower may meet this requirement by either purchasing an interest rate cap or a swaption or other derivative, all as approved by the relevant Originator.

Certain of the Loans will provide that if the Loan is prepaid, either in whole or in part, within a certain period from drawdown, a prepayment fee will be payable by the relevant Borrower. In addition, the terms of each Loan will provide that the Borrower will pay any break funding costs incurred as a result of any prepayment.

Certain of the Loans will provide for the Borrower to pay a redemption fee. This fee may be expressed as a flat amount or may be calculated by reference to, *inter alia*, the value of the relevant Property or Properties at the time of repayment. Sometimes the fee may be varied by reference to certain financial covenant tests and/or the timing of certain events. A minimum fee may be stipulated as payable.

The Mortgages

Other than Loans or portions of Loans attributed an Adjusted True Balance of zero, all of the Loans subject to the Originator Trust will be secured by Mortgages over one or more Investment Properties. If the Borrower is a corporate body incorporated in the United Kingdom, generally the relevant Originator will take a debenture creating, inter alia, a fixed charge over book debts, an assignment of all rental income and bank accounts and a floating charge over all the present and future assets and undertaking of the Borrower (or, in the case of Scottish Loans, equivalent separate fixed security and floating charges) in addition to the Mortgage. If the Borrower is incorporated in a jurisdiction outside the United Kingdom, the relevant Originator will, where possible, endeavour to take similar security.

The form of Mortgage over Properties in England and Wales contains a covenant that the relevant mortgagor will not do or cause or permit or suffer or omit to be done anything which might prejudice or adversely affect the value of the Property. While the forms of the Scottish Mortgage do not contain any directly equivalent undertaking, they contain prohibitions on the relevant mortgagor altering or otherwise dealing with the secured Property in various specified ways without the heritable creditor's prior consent.

In certain cases, a party connected with the Borrower (including the directors of the Borrower or another party connected to a Borrower) (a **Loan Guarantor**) may execute a guarantee of the Borrower's obligations and liabilities. Such guarantees may be secured by a first fixed charge by way of legal mortgage or standard security over the relevant Property (in cases where the Property which is the subject of a Mortgage is owned by such Guarantor and not the Borrower) or other assets of the Guarantor.

In the case of certain loans in the Portfolio subject to the Originator Trust, the relevant Borrower may have granted a further charge or security (or charges or security) over the relevant Property in favour of another lender (some being shareholders of a corporate Borrower or affiliates thereof) which ranks behind the relevant Originator's Mortgage. In all cases, the relevant Borrower, the relevant Originator and the relevant third party lender have entered into a deed of priorities or ranking agreement which provides that all amounts of principal, interest and costs owing to the relevant Originator under its Mortgage shall rank in priority to amounts owing to the third party lender (or lenders). Each deed of priority or ranking agreement also provides that the relevant third party lender will not enforce its security without the prior written consent of the relevant Originator.

Each Property is currently insured in accordance with Anglo Irish's insurance procedures as described in the section entitled *Underwriting Procedures — Description of Lending Criteria — Insurance* above.

DESCRIPTION OF LIMITED LIABILITY PARTNERSHIPS

Since 6 April 2001 it has been possible to incorporate a limited liability partnership in England, Wales and Scotland (but not Northern Ireland) under the Limited Liability Partnership Act 2000 (the **LLPA 2000**). Limited liability partnerships are legal entities that provide limited liability to the members of a limited liability partnership combined with the benefits of the flexibility afforded to partnerships and the legal personality afforded to companies.

Corporate characteristics

A limited liability partnership is more like a company than a partnership. A limited liability partnership is a body corporate with its own property and liabilities, separate from its members. Like shareholders in a limited company, the liability of the members of a limited liability partnership is limited to the amount of their capital because it is a separate legal entity and when the members decide to enter into a contract, they bind the limited liability partnership in the same way that directors bind a company. Members may be liable for their own negligence and other torts or delicts, like company directors, if they have assumed a personal duty of care and have acted in breach of that duty. Third parties can assume that members, like company directors, are authorised to act on behalf of the limited liability partnership.

The provisions of the Companies Act 1985 and the Insolvency Act 1986 have been modified by the Limited Liability Partnerships Regulations 2001 (as amended by the Limited Liability Partnerships (Amendment) Regulation 2005) so as to apply most of the insolvency and winding-up procedures for companies equally to a limited liability partnership and its members. As a distinct legal entity a limited liability partnership can grant fixed and floating security over its assets and a limited liability partnership will survive the insolvency of any of its members. An administrator or liquidator of an insolvent member would be subject to the terms of the members' agreement relating to the limited liability partnership but a liquidator of an insolvent member may not take part in the administration of the limited liability partnership or its business.

Limited liability partnerships must file annual returns and audited annual accounts at Companies House for each financial year in the same way as companies.

Partnership characteristics

A limited liability partnership retains certain characteristics of a partnership. It has no share capital and there are no capital maintenance requirements. The members are free to agree how to share profits, who is responsible for management and how decisions are made, when and how new members are appointed and the circumstances in which its members retire. The members' agreement is a private document and there is no obligation to file it at Companies House.

Taxation

A limited liability partnership which carries on a trade, profession or other business with a view to profit (and which is not the subject of certain insolvency proceedings) is, generally speaking, treated as a partnership for corporation tax purposes. As such, the members of a limited liability partnership, and not the limited liability partnership itself, are subject to corporation tax in relation to the business of the limited liability partnership in broadly the same way that the members of a partnership are subject to corporation tax in relation to the business of that partnership.

BOOK-ENTRY CLEARANCE SYSTEMS

The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of the Clearing Systems currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the LLP believe to be reliable, but none of the Issuer, the LLP, the Bond Trustee nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Issuer, the LLP nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Covered Bonds held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Euroclear and Clearstream, Luxembourg

Euroclear (1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium) and Clearstream, Luxembourg (42 Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg) each hold securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

TAXATION

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom law and practice (unless stated to the contrary). They relate only to the position of persons who are the absolute beneficial owners of their Covered Bonds and all payments made thereon and may not apply to certain classes of persons such as dealers. They do not necessarily apply where the income is deemed for tax purposes to be income of any other person. Any holders of Covered Bonds who are in doubt as to their tax position should consult their professional advisers. The following comments relate only to withholding and do not deal with any other aspect of the United Kingdom taxation treatment that may be applicable to holders of Covered Bonds (including, for instance, income tax, capital gains tax and corporation tax).

Holders of Covered Bonds who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of Covered Bonds are particularly advised to consult their professional advisers as to whether they are so liable (and, if so, under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of payments in respect of the Covered Bonds. In particular, holders of Covered Bonds should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the Covered Bonds even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

Payment of Interest by the Issuer on the Covered Bonds

The Income Tax Act 2007 (the **Act**) received Royal Assent on 20 March 2007 and comes into force on 6 April 2007. The Act restates and, in certain cases, makes minor changes to enactments relating to income tax. Accordingly, provisions relating to the obligation to withhold income tax from the payment of yearly interest of money (and related exemptions) have been included in the Act (although the current equivalent provisions contained in the Income and Corporation Taxes Act 1988 will continue to apply until the Act comes into force on 6 April 2007. The Issuer, provided that it continues to be a bank within the meaning of section 991 of the Act and provided that the interest on the Covered Bonds is paid in the ordinary course of its business within the meaning of section 878 of the Act, will be entitled to make payment of interest without withholding or deduction for or on account of United Kingdom income tax.

Interest on the Covered Bonds may be paid without withholding or deduction for or on account of United Kingdom tax where the Covered Bonds are and continue to be listed on a "recognised stock exchange", as defined in section 1005 of the Act. The Irish Stock Exchange is a recognised stock exchange for this purpose. Under a HM Revenue and Customs interpretation, the Covered Bonds will satisfy this requirement if they are listed by the competent authority in Ireland and are admitted to trading by the Irish Stock Exchange.

Interest on the Covered Bonds may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Covered Bonds is paid to a person who belongs in the United Kingdom for United Kingdom tax purposes and, at the time the payment is made, the Issuer reasonably believes that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest; provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Covered Bonds may also be paid without withholding or deduction on account of United Kingdom tax where the maturity of the Covered Bonds is less than 365 days.

In other cases, an amount must generally be withheld from payments of interest on the Covered Bonds on account of United Kingdom income tax at the savings rate (currently 20 per cent.). However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to interest paid to a Covered Bondholder, HM Revenue and Customs can issue a notice to the Issuer to pay interest to the Covered Bondholder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

Payments by the LLP

If the LLP makes any payment in respect of interest on the Covered Bonds (or any other amounts due under the Covered Bonds other than the repayment of amounts subscribed for under the Covered Bonds) such payment may be subject to United Kingdom withholding tax, whether or not the Covered Bonds are listed on a "recognised stock exchange" within the meaning of section 1005 of the Act. If payments by the LLP are subject to any withholding or deduction for or on account of tax, the LLP will not be required to pay any additional amounts.

Provision of Information

Covered Bondholders may wish to note that, in certain circumstances, HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays or credits interest to or receives interest for the benefit of a Covered Bondholder and regardless of whether tax is required to be withheld or deducted from such interest. Amounts payable on the redemption of Covered Bonds which are deeply discounted securities as defined in the legislation are also treated as interest for these purposes. Though, the published practice of HM Revenue and Customs indicates that it will not exercise the power referred to above to require this information in respect of amounts payable on the redemption of deeply discounted securities where such amounts were paid on or before 5 April 2008. Any information obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Covered Bondholder is resident for tax purposes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the **Directive**), Member States are required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

If such a withholding tax would be imposed on a payment made by a Paying Agent, the Issuer will be required to maintain a Paying Agent in a territory that will not be obliged to withhold or deduct tax pursuant to the Directive.

The attention of Covered Bondholders is drawn to page 28 in the *Risk Factors* section and Condition 7(e) in the *Terms and Conditions of the Covered Bonds.*

SUBSCRIPTION AND SALE AND TRANSFER AND SELLING RESTRICTIONS

The Dealers have, in a Programme agreement (as the same may be amended and/or supplemented and/or restated from time to time, the **Programme Agreement**) dated 30 March 2007, agreed with the Issuer and the LLP a basis upon which such Dealers or any of them may from time to time agree to purchase Covered Bonds. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under *Form of the Covered Bonds and Terms and Conditions of the Covered Bonds* above. The Issuer may pay the Dealers commission from time to time in connection with the sale of any Covered Bonds in the Programme Agreement, the Issuer and the LLP have agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment and any future updates of the Programme and the issue of Covered Bonds under the Programme. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Covered Bonds under the Programme Agreement in certain circumstances prior to payment to the Issuer.

Selling Restrictions

United States

The Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except to certain persons in offshore transaction in reliance on Regulation S of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Covered Bonds being in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code, and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that, except as permitted under the Programme Agreement, it will not offer, sell or deliver the Covered Bonds and the Covered Bonds Guarantee (i) as part of its distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells any Covered Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Covered Bonds within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Ireland

Each Dealer has represented and agreed in the Programme Agreement that:

(a) it will not underwrite, offer, place or do anything in or involving Ireland with respect to the Covered Bonds otherwise than in conformity with the provisions of the Irish Companies Acts, 1963 to 2005 (and every other enactment which is to be read together with any of those Acts) and the Investment Intermediaries Act 1995 of Ireland, as amended, including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof or, in the case of a credit institution exercising its rights under the Banking Consolidation *Directive* (2000/12/EC of 20th March, 2000) in conformity with the codes

of conduct or practice made under Section 117(1) of the Central Bank Act 1989 of Ireland, as amended;

(b) otherwise than in conformity with the provisions of the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland and any rules issued under Section 34 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland by the Financial Regulator, a constituent part of the Central Bank and Financial Services Authority of Ireland; and

(c) otherwise than in conformity with the provisions of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland and any rules issued under Section 51 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland by the Financial Regulator, a constituent part of the Central Bank and Financial Services Authority of Ireland.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Covered Bonds other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Covered Bonds would otherwise constitute a contravention of section 19 of the FSMA by the Issuer or the LLP;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Covered Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the LLP; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Covered Bonds in, from or otherwise involving the United Kingdom.

Japan

The Covered Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the **Securities and Exchange Law**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Covered Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

European Economic Area (other than Ireland)

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Covered Bonds to the

public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Covered Bonds to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Covered Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Covered Bonds to the public" in relation to any Covered Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Covered Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Covered Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Republic of Italy

The offering of the Covered Bonds has not been registered pursuant to Italian securities legislation and, accordingly, each Dealer has represented and agreed with the Issuer that it will not offer, sell or deliver the Covered Bonds, nor distribute copies of the Offering Circular or of any other document relating to the Covered Bonds in the Republic of Italy, except:

(a) to professional investors (*operatori qualificati*) (the **Professional Investors**), as defined in Article 31, second paragraph, of CONSOB (the Italian Securities Exchange Commission) Regulation No. 11522 of 1 July 1998, as amended (**Regulation No. 11522**); or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the **Financial Services Act**) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (**Regulation No. 11971**).

And that any offer, sale or delivery of the Covered Bonds or distribution of copies of the Offering Circular or any other document relating to the Covered Bonds in the Republic of Italy under (a) or (b) above by it will be:

1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, Regulation No. 11522 and Legislative Decree No. 385 of 1 September 1993, as amended (the **Banking Act**); and

2) in compliance with Article 129 of the Banking Act, as amended and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

3) in compliance with any other applicable laws and regulations or requirement imposed by CONSOB.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Covered Bonds or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Covered Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuer, the LLP, the Bond Trustee, the Security Trustee nor any of the other Dealers shall have any responsibility therefor. Furthermore, they will not directly or indirectly offer, sell or deliver any Covered Bonds or distribute or publish any form of application, offering circular/prospectus, advertisement or other offering material except under circumstances that will, to the best of their knowledge and belief, result in compliance with any applicable laws and regulations, and all offers, sales and deliveries of Covered Bonds by them will be made on the same terms.

None of the Issuer, the LLP, the Bond Trustee, the Security Trustee or any of the Dealers represents that Covered Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other additional or modified restrictions (if any) as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

Each Dealer will, unless prohibited by applicable law, furnish to each person to whom they offer or sell Covered Bonds a copy of the Offering Circular as then amended or supplemented or, unless delivery of the Offering Circular is required by applicable law, inform each such person that a copy will be made available upon request. The Dealers are not authorised to give any information or to make any representation not contained in the Offering Circular in connection with the offer and sale of Covered Bonds to which the Offering Circular relates.

This Offering Circular may be used by the Dealers for offers and sales related to market-making transactions in the Covered Bonds. Any or each of the Dealers may act as principal or agent in these transactions. These sales will be made at prices relating to prevailing market prices at the time of sale. None of the Dealers has any obligation to make a market in the Covered Bonds, and any market-making may be discontinued at any time without notice. The Dealers are participating in the initial distribution of the Covered Bonds.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Covered Bonds have been duly authorised by resolutions of a committee of the board of directors of the Issuer dated 28 March 2007 and the giving of the Covered Bond Guarantee has been duly authorised by a resolution of a committee of the board of directors of Anglo Irish in its capacity as Member of the LLP dated 28 March 2007 and a resolution of a committee of the board of directors of AIAF in its capacity as Member of the LLP dated 26 March 2007.

Listing of Covered Bonds

The admission of Covered Bonds to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Covered Bonds which is to be admitted to the Official List and to trading on the regulated market of the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of a Temporary Global Covered Bond or a Permanent Global Covered Bond, as the case may be, initially representing the Covered Bonds of such Tranche. The listing of the Programme in respect of Covered Bonds is expected to be granted on or about 30 March 2007.

Documents Available

So long as Covered Bonds are capable of being issued under the Programme and any Covered Bonds are admitted to the Irish Stock Exchange's Official List and to trading on its regulated market, copies of the following documents will, when published, be available to holders of the Covered Bonds during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) in electronic and physical form from the principal office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(a) the constitutive documents of the LLP and the Issuer;

(b) the consolidated audited financial statements of the Issuer in respect of the financial periods ended 30 September 2005 and 2006. The Issuer's financial year currently ends on 30 September of each year;

(c) the most recently published audited annual financial statements of the Issuer and the LLP and the most recently published consolidated unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares unaudited consolidated and non-consolidated interim accounts on a semi-annual basis. The LLP will prepare unaudited non-consolidated accounts on an annual basis;

(d) an accountant's report issued by Ernst & Young, the reporting accountants to the LLP;

(e) the forms of the Global Covered Bonds, the Definitive Covered Bonds, the Coupons and the Talons;

(f) a copy of this Offering Circular;

(g) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms (save that Final Terms relating to an unlisted Covered Bond will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Principal Paying Agent as to the identity of the holder of any Covered Bond to which such Final Terms relate) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(h) each Transaction Document.

Clearing Systems

The Covered Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Covered Bonds allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Covered Bonds are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Final Terms.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 30 September 2006 or of the LLP since 28 March 2007, being the date of incorporation of the LLP, and there has been no material adverse change in the financial position or the prospects of the Issuer or the Group since 30 September 2006 or of the LLP since 28 March 2007, being the date of incorporation of the LLP.

Litigation

Neither the Issuer nor its consolidated subsidiaries nor the LLP is or has been involved in any governmental, legal or arbitration proceedings which may have or have had in the 12 months prior to the date hereof, a significant effect on the financial position or profitability of the Anglo Irish Group or the Issuer or the LLP nor, so far as the Issuer or the LLP is aware, are any such proceedings pending or threatened,

Auditors

The auditors of the Issuer are Ernst & Young, chartered accountants and registered auditors and members of the Institute of Chartered Accountants in Ireland, who have audited the Issuer's accounts, without qualification, in accordance with (i) generally accepted auditing standards in Ireland for each of the two financial years ended on 30 September 2004 and 30 September 2005 and (ii) IFRS for the financial year ended on 30 September 2006.

The auditors of the LLP are Ernst & Young, chartered accountants and registered auditors. The LLP will be preparing financial statements for the period ending 30 September 2007 and thereafter annually for periods ending on 30 September.

Reports

The Trust Deed provides that the Bond Trustee may rely on reports, advice or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report, advice or other information, or engagement letter or other document entered into by the Bond Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person and the Bond Trustee shall not be responsible for any liability occasioned by so acting or relying.

Contracts

There are no material contracts that have been entered into outside the ordinary course of Issuer's business, and which contain any provision under which any member of the Anglo Irish Group has any obligation or entitlement that is material to the ability of the Issuer to meet its obligation to Covered Bondholders in respect of the Covered Bonds being issued.

GLOSSARY

CHF — The lawful currency for the time being of Switzerland;

€, Euro or **euro** — The lawful currency for the time being of the member states of the European Union that have adopted or may adopt the single currency in accordance with the treaty establishing the European Community (signed in Rome on 25th March, 1957), as amended by the treaty on European Union;

£, sterling, or pounds sterling — The lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland;

$ and **U.S. Dollars** — The lawful currency for the time being of the United States of America;

¥, Yen and **JPY** — The lawful currency for the time being of Japan;

Account Bank — Anglo Irish, in its capacity as account bank under the Bank Account Agreement together with any successor account bank appointed from time to time;

Account Bank Ratings — Subject to Clause 4.1(d) of the Cash Management Agreement, (a) when the Account Bank is Anglo Irish, the short term unsecured, unsubordinated and unguaranteed rating of P-1 from Moody's and (b) when the Account Bank is any party other than Anglo Irish, the short term unsecured, unsubordinated and unguaranteed rating of P-1 from Moody's and the long term unsecured, unsubordinated and unguaranteed rating of not lower than Aa3 from Moody's;

Accrual Period — In accordance with Condition 4(a) (*Interest – Interest on Fixed Rate Covered Bonds*), the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date;

Accrual Yield — The meaning given in the applicable Final Terms for Zero Coupon Covered Bonds;

Accrued Interest — In respect of a Loan subject to a trust declared pursuant to the Originator Trust Deed as at any date the aggregate of all interest accrued but not yet due and payable on the Loan from (and including) the Loan Payment Date immediately preceding the relevant date to (but excluding) the relevant date;

Additional Loan Advance — A further drawing in respect of Loans over which a trust was declared by an Originator in favour of the LLP absolutely, including, in relation to a Loan, any advance of further money to the relevant Borrower by such Originator which is secured by the same Mortgage and made after the trust was declared over that Loan;

Adjusted Aggregate Asset Amount

The meaning given in *Summary of the Principal Documents* on page 137 of this Offering Circular;

Adjusted Required Redemption Amount

The Sterling Equivalent of the Required Redemption Amount, plus or minus the Sterling Equivalent of any swap termination amounts payable under the Covered Bond Swap Agreement to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Excess Proceeds Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable to or by the LLP under the Interest Rate Swap Agreement;

Adjusted True Balance

For any Loan as at any given date, the lowest of:

(a) The actual aggregate of the amounts for that Loan referred to in paragraphs (a) and (b) of the definition of True Balance, as calculated as of that date less any repayment or payment of such amount made on or before the end of the Business Day immediately preceding such date;

(b) 80% of the Original Valuation relating to that Loan and its Related Security;

(c) £150,000,000; and

(d) such lower amount as the Cash Manager may reasonably specify;

Agency Agreement

The agency agreement (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Principal Paying Agent and the other Paying Agents;

Agent

Each of the Paying Agents;

AIAF

Anglo Irish Asset Finance plc (registered number 03091082), a public limited company incorporated in England whose registered office is at 10 Old Jewry, London EC2R 8DN;

Amortisation Test

The test as to whether the Amortisation Test Aggregate Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date;

Amortisation Test Aggregate Loan Amount

The meaning given in *Summary of the Principal Documents* on page 138 of this Offering Circular;

Amortisation Test True Balance	The meaning given in *Summary of the Principal Documents* on page 138 of this Offering Circular;
Amortised Face Amount	The meaning given in *Terms and Conditions of Covered Bonds* on page 77 of this Offering Circular;
Anglo Irish	Anglo Irish Bank Corporation plc, a public limited company incorporated in Ireland whose office is at Stephen Court, 18/21 St. Stephen's Green, Dublin 2, Ireland (an Irish licensed bank registered with the Companies Registration Office of Dublin under number 22045) and acting through its UK branch at 10 Old Jewry, London EC2R 8DN (branch number BR000969);
Anglo Irish Group	Anglo Irish and its Subsidiaries collectively;
applicable Final Terms	The meaning given in *Form of Covered Bonds* on page 49 of this Offering Circular;
Arranger	ABN AMRO Bank N.V., London branch, and any other entity appointed as an arranger for the Programme or in respect of any particular issue of Covered Bond under the Programme;
Arrears of Interest	As at any date in respect of any Loan, interest (other than Accrued Interest) on that Loan which is currently due and payable and unpaid on that date;
Asset Coverage Test	The test as to whether the Adjusted Aggregate Asset Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date or the Cure Date (as applicable) as set out in the LLP Deed;
Asset Coverage Test Breach Notice	The notice required to be served by the Bond Trustee if the Portfolio does not meet the Asset Coverage Test on two consecutive Cure Dates;
Asset Monitor	KPMG Audit plc in its capacity as asset monitor under the Asset Monitor Agreement, together with any reputable institution appointed as asset monitor from time to time;
Asset Monitor Agreement	The asset monitor agreement entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager, the Issuer, the Bond Trustee and the Security Trustee;
Asset Monitor Report	The results of the tests conducted by the Asset Monitor in accordance with the Asset Monitor Agreement to be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee;
Authorised Investments	(a) Sterling gilt-edged securities with a maturity of less than one year and (b) Sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial paper) **PROVIDED THAT** in all cases (i) such investments have a

remaining maturity date of 90 days or less and mature on or before the next following LLP Payment Date, (ii) the issuing entity is not Anglo Irish and (iii) the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated at least P-1 from Moody's;

Automatic Issuer Acceleration The meaning given to it in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 81 of this Offering Circular;

Available Principal Receipts On a relevant Calculation Date, an amount equal to the aggregate of (without double counting):

(a) the amount of Principal Receipts received during the immediately preceding Calculation Period and recorded as a credit on the Principal Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Principal Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls);

(b) any other amount recorded as a credit on the Principal Ledger including (i) the proceeds from any sale of the LLP's beneficial interest in Selected Loans pursuant to the terms of the LLP Deed or the Originator Trust Deed but excluding any amount of principal received under the Covered Bond Swap Agreements; and (ii) all proceeds of sale or maturity of the Authorised Investments and Substitution Assets (to the extent such proceeds constitute principal) received by the LLP in the previous Calculation Period;

(c) the proceeds of any Term Advance (where such proceeds have not been applied by way of Trust Payment in respect of the LLP's beneficial interest in New Portfolios, refinancing an existing Term Advance, to invest in Substitution Assets and Authorised Investments or to make a Capital Distribution to a Member); and

(d) any Cash Capital Contributions received from a Member;

Available Revenue Receipts On a relevant Calculation Date, an amount equal to the aggregate of:

(a) the amount of Revenue Receipts received during the previous Calculation Period and recorded as a credit on the Revenue Ledger on the GIC Account;

(b) other net income of the LLP including all amounts of interest received on the LLP Accounts, the Substitution Assets and Authorised Investments (including any proceeds of sale of Authorised Investments and Substitution Assets, to the extent such proceeds constitute interest) in the previous Calculation Period but excluding the amounts described in Clause 16 (*Termination payments, indemnities and tax*

credits received in respect of swaps, premiums received in respect of replacement swaps) of the LLP Deed;

(c) any other Revenue Receipts not referred to in paragraphs (a) to (b) (inclusive) above received during the previous Calculation Period and standing to a credit on the Revenue Ledger on the GIC Account;

less

(d) Third Party Amounts, which shall be paid on receipt in cleared funds to the Originators;

Bank Account Agreement The bank account agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee;

Basel Committee The Basel Committee on Banking Supervision;

Basel II Framework "Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework" published by the Basel Committee;

Block Contingency Policy The block insurance policy written by CGNU plc in favour of the relevant Originator and any endorsements or extensions thereto as issued from time to time, or any such similar alternative or replacement block insurance policy or policies as may be effected from time to time to cover the relevant Originator and the LLP in respect of Loans and their Related Security subject to the relevant Originator Trust;

Bond Trustee Deutsche Trustee Company Limited, in its capacity as bond trustee under the Trust Deed together with any successor bond trustee appointed from time to time thereunder;

Borrower In relation to a Loan, the person or persons specified as such in the relevant Loan Agreement or Mortgage together with the person or persons (if any and whether or not a party to, or referred to in, a Loan Agreement) from time to time assuming an obligation to repay such Loan or any part of it;

Breach Notice An Asset Coverage Test Breach Notice or Portfolio Criteria Breach Notice;

Broken Amount The meaning given to it in Condition 4(a) in *Terms and Conditions of the Covered Bonds* on page 66 of this Offering Circular;

Buildings Insurance Policies All buildings insurance policies relating to Properties taken out (a) in the name of the relevant Borrower, and (b) in the name of the landlord in the case of leasehold Properties where the relevant landlord is responsible for insuring the Property;

Business Day The meaning given in *Terms and Conditions of the Covered Bonds*

on page 68 of this Offering Circular;

Calculation Agent In relation to all or any Series of the Covered Bonds, the person initially appointed as calculation agent in relation to such Covered Bonds by the Issuer and the LLP pursuant to the Agency Agreement or, if applicable, any successor or separately appointed calculation agent in relation to all or any Series of the Covered Bonds;

Calculation Date The 25th day of each month (or, if that day is not a London Business Day, then the following London Business Day); provided that for the purposes of determining Available Revenue Receipts, Available Principal Receipts and Capital Contributions, Calculation Date means the 25th day of the month immediately preceding an LLP Payment Date (or, if that day is not a Business Day, then the following Business Day); provided further that for purposes of the Asset Coverage Test, the Amortisation Test and *compliance* with the Portfolio Criteria, Calculation date means (i) the 25th day of each December, March, June and September for so long as the Issuer's long-term, unsecured, unsubordinated and unguaranteed debt obligations are rated at least Baa2 by Moody's or (ii) the 25th day of each month otherwise (or, in each case if that is not a Business Day, then the following Business Day);

Calculation Period The period from, and including, a relevant Calculation Date to but excluding the next following relevant Calculation Date;

Capital Account Ledger The records maintained by the Cash Manager on behalf of the LLP in respect of each Member to record the balance of each Member's Capital Contributions from time to time;

Capital Balance For a Loan at any date, the principal balance of that Loan to which the relevant Servicer applies the relevant interest rate at which interest on that Loan accrues;

Capital Contribution In relation to each Member, the aggregate of the capital contributed by that Member to the LLP from time to time by way of Cash Capital Contributions and Capital Contributions in Kind as determined on each Calculation Date in accordance with the formula set out in the LLP Deed;

Capital Contribution Balance The balance of each Member's Capital Contributions as recorded from time to time in the relevant Member's Capital Account Ledger;

Capital Contributions in Kind The capital deemed to be contributed by a Member to the LLP under Clause 8 (*Capital Contributions in Kind*) of the LLP Deed;

Capital Distribution Any return on a Member's Capital Contribution in accordance with the terms of the LLP Deed (and excluding, for the avoidance of doubt, any Deferred Payments);

Capitalised Expenses In relation to a Loan, the amount of any expense, charge, fee, premium or payment (excluding, however, any Arrears of Interest)

	capitalised and added to the Capital Balance of that Loan in accordance with the relevant Loan Agreement;
Cash Capital Contributions	A Capital Contribution made in cash;
Cash Management Agreement	The cash management agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between, *inter alios*, the LLP, Anglo Irish in its capacity as the Cash Manager, Anglo Irish and AIAF in their capacity as Originators, Originator Trustees and Servicers and the Security Trustee;
Cash Manager	Anglo Irish, in its capacity as cash manager under the Cash Management Agreement together with any successor cash manager appointed from time to time;
CBOI	The meaning given to it in *Anglo Irish Bank Corporation plc* on page 93 of this Offering Circular;
Certificate of Title	A solicitor's, licensed conveyancer's or (in Scotland) qualified conveyancer's report or certificate of title obtained by or on behalf of the relevant Originator in respect of each Property;
CGCB	The meaning given to it in Condition 1 in *Terms and Conditions of the Covered Bonds* on page 65 of this Offering Circular;
Charged Property	The property charged and secured by the LLP pursuant to Clauses 3.1 to 3.6 (inclusive) (*Security and Declaration of Trust*) of the Deed of Charge and pursuant to any Supplemental Deed of Charge;
CINS	The CUSIP international numbering system;.
Clearing Systems	Euroclear and/or Clearstream, Luxembourg and shall be deemed to include references to any additional or alternative clearing system as is approved by the Issuer, the Principal Agent and the Bond Trustee or as may otherwise be specified in the applicable Final Terms;
Clearstream, Luxembourg	Clearstream Banking, *société anonyme*;
Common Depositary	The common depositary for Euroclear and Clearstream, Luxembourg;
Common Safekeeper	The common safekeeper for Euroclear and Clearstream, Luxembourg;.
Conditions	Terms and conditions of the Covered Bonds (as set out in Schedule 1 to the Trust Deed) and as the same may from time to time be modified in accordance with the Trust Deed (and references to a particular numbered condition shall be interpreted accordingly);
Corporate Services Agreement	The corporate services agreement (as amended and/or supplemented and/or restated from time to time) entered into by each of the Liquidation Member, Holdings, the Corporate Services

Provider and the LLP dated the Programme Date;

Corporate Services Provider	Wilmington Trust SP Services (London) Limited, a company incorporated in England and Wales in its capacity as corporate services provider to Holdings and to the Liquidation Member under a Corporate Services Agreement, together with any successor corporate services provider appointed from time to time;
Couponholders	The several persons who are for the time being holders of the Coupons and includes, where applicable the Talonholders;
Coupons	The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;
Covered Bond	Each covered bond issued or when applicable to be issued pursuant to the Programme Agreement and which is or is to be constituted under the Trust Deed, which covered bond may be represented by a Global Covered Bond or any Definitive Covered Bond and includes any replacements or a Covered Bond issued pursuant to Condition 10;
Covered Bond Guarantee	An unconditional and irrevocable guarantee by the LLP in the Trust Deed for the payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment;
Covered Bond Swap	Swap transactions governed by the Covered Bond Swap Agreements;
Covered Bond Swap Agreement	Each agreement (as amended and/or supplemented and/or restated from time to time) between the LLP, a Covered Bond Swap Provider and the Security Trustee governing a Covered Bond Swap in the form of an ISDA Master Agreement, including a schedule and confirmation and credit support annex, if applicable, in relation to each such Covered Bond Swap;
Covered Bond Swap Early Termination Event	The meaning given in *Summary of the Principal Documents* on page 147 of this Offering Circular;
Covered Bond Swap Provider	Each provider of a Covered Bond Swap under a Covered Bond Swap Agreement;
Covered Bond Swap Rate	In relation to a Covered Bond or Series of Covered Bonds, the exchange rate specified in the Covered Bond Swap Agreement relating to such Covered Bond or Series of Covered Bonds or, if the Covered Bond Swap Agreement has terminated, the applicable spot rate;
Cure Date	the last day of the month (or if such day is not a London Business Day, then the immediately preceding London Business Day) after the Calculation Date on which the Portfolio breaches the Asset Coverage Test or the Portfolio does not satisfy any of the Portfolio Criteria;
Current Valuation	In relation to any Investment Property provided as security for a

Loan, the value given to that Property by the latest valuation addressed to the relevant Originator that is obtained prior to each Calculation Date or Cure Date, as applicable, but excludes any value given to any property that is not an Investment Property;

CUSIP The Committee on Uniform Securities Identification Procedures;

Day Count Fraction In the case of a Fixed Rate Covered Bond, the meaning given in Condition 4(a) in *Terms and Conditions of the Covered Bonds* on page 66 of this Offering Circular and in the case of a Floating Rate Covered Bond, the meaning given in Condition 4(b) in *Terms and Conditions of the Covered Bonds* on page 70 of this Offering Circular;

Dealer Each of ABN AMRO Bank N.V., London branch, Calyon S.A. and any other dealers appointed from time to time in accordance with the Programme Agreement, which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the relevant Dealer(s) shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds;

Deed of Charge The deed of charge (as amended and/or supplemented and/or restated from time to time, including by any Supplemental Deed of Charge) dated the Programme Date and made between, *inter alios*, the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors;

Deed of Consent A deed whereby a person in or intended to be in occupation of a Property agrees with the relevant Originator to postpone his or her interest (if any) in the Property so that it ranks after the interest created by the relevant Mortgage;

Deed of Postponement A deed or agreement whereby a mortgagee of or the heritable creditor in relation to a Property agrees with the relevant Originator to postpone its mortgage or standard security (as appropriate) over the Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage;

Defaulted Loan The meaning given to it in *Summary of the Principal Documents* on page 138 of this Offering Circular;

Defaulted Loans Notice A notice from the Cash Manager to the relevant Originator identifying any Defaulted Loan;

Deferred Payments The payments to be made by the LLP from time to time to the relevant Originator Trustee in respect of the Loans over which such Originator has declared a trust in favour of the LLP absolutely pursuant to the Originator Trust Deed, which are payable after making payments of a higher order of priority as set out in the relevant Priorities of Payments;

Definitive Covered Bonds A Covered Bond in definitive and bearer form issued or, as the

case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and the Trust Deed in exchange for either a Temporary Global Covered Bond or part thereof or a Permanent Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Covered Bond in definitive form being in the form or substantially in the form set out in Part 3 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer or Lead Manager (in the case of syndicated Issues) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and (except in the case of a Zero Coupon Covered Bonds in bearer form) having Coupons and/or Talons attached thereto on issue;

Designated Maturity — The meaning given in the ISDA Definitions;

Designated Member — Each Member appointed and registered as such from time to time having those duties and obligations set out in sections 8 and 9 of the LLPA 2000 and in the LLP Deed;

Determination Date — The meaning given in the applicable Final Terms;

Determination Period — The meaning given in Condition 4(a) in *Terms and Conditions of the Covered Bonds* on page 67 of this Offering Circular;

Directors — The Board of Directors for the time being of the Issuer;

Distribution Compliance Period — The period that ends 40 days after the completion of the distribution of each Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

Due for Payment — The requirements by the LLP to pay any Guaranteed Amounts following the delivery of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration,

(a) prior to the occurrence of an LLP Event of Default, on the later of:

(i) the date on which the Scheduled Payment Date in respect of such Guaranteed Amounts is reached, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration in respect of such Guaranteed Amounts or the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date

(the **Original Due for Payment Date**); and

(ii) in relation to any Guaranteed Amounts in respect of the Final Redemption Amount payable on the Final Maturity Date for a Series of Covered Bonds only, the Extended Due for Payment Date, but only to the extent that the LLP having received a Notice to Pay or an event triggering Automatic Issuer Acceleration having occurred no later than the date falling one Business Day prior to the Extension Determination Date does not pay Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds by the Extension Determination Date, as the LLP has insufficient moneys available under the *Guarantee* Priority of Payments to pay such Guaranteed Amounts in full on the earlier of (a) the date which falls two Business Days after service of such Notice to pay on the LLP or the occurrence of an event triggering Automatic Issuer Acceleration or, if later, the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date,

or, if, in either case, such day is not a Business Day, the next following Business Day. For the avoidance of doubt, Due for Payment does not refer to any earlier date upon which payment of any Guaranteed Amounts may become due under the guaranteed obligations, by reason of prepayment, acceleration of maturity, mandatory redemption or otherwise; or

(b) following the occurrence of an LLP Event of Default, the date on which an LLP Acceleration Notice is served on the Issuer and the LLP;

Earliest Maturing Covered Bonds

At any time, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account or the Excess Proceeds Account, as applicable) that has or have the earliest Final Maturity Date as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default);

Earliest Six Months Maturing Covered Bonds

At any date, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account or the Excess Proceeds Account, as applicable) that has or have a Final Maturity Date within six months of the date on which a relevant determination is made as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default);

Early Redemption Amount	The meaning given in the relevant Final Terms in accordance with Condition 6(d) on page 77 in *Terms and Conditions of the Covered Bonds* of this Offering Circular;
Early Repayment Fee	Any fee or charge (other than the Redemption Fee) which a Borrower is required to pay in the event that the Borrower is in default of its Loan or the same becomes repayable for any other mandatory reason or the Borrower repays all or any part of the relevant Loan before a certain date;
EEA	The European Economic Area;
Eligibility Criteria	The meaning given on page 120 of this Offering Circular;
English Loans	Loans secured by a Mortgage over a Property located in England or Wales;
EU	European Union;
EU Banking Consolidation Directive	Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions (recast);
EU Capital Requirements Directive	Directive 2006/49/EC of the European Parliament and of the Council of 14 June 2006 on the capital adequacy of investment firms and credit institutions (recast);
EU Prospectus Regulation	Commission Regulation (EC) No 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements;
EURIBOR	Euro-zone inter-bank offered rate;
Early Redemption Amount	the meaning given in the relevant Final Terms;
Euroclear	Euroclear Bank S.A/N.V.;
Excess Proceeds	Moneys received (following (A) the occurrence of an event triggering Automatic Issuer Acceleration or (B) the service of a Notice to Pay subsequent to the occurrence of (i) an Issuer Event of Default and delivery of an Issuer Acceleration Notice or (ii) a Pool Event) by the Bond Trustee from the Issuer or any administrator, examiner, administrative receiver, receiver, liquidator, trustee in sequestration or other similar official appointed in relation to the Issuer;
Excess Proceeds Account	The blocked account in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for

	the time being be in place with the prior consent of the Security Trustee;
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended;
Exchange Date	On or after the date which is 40 days after a Temporary Global Covered Bond is issued;
Exchange Event	The meaning given in *Form of Covered Bonds* on page 50 of this Offering Circular;
Excluded Scheduled Interest Amount	The meaning given to it in the definition of "Scheduled Interest";
Excluded Swap Termination Amount	In relation to a Swap Agreement, an amount equal to the amount of any termination payment due and payable (a) to the relevant Swap Provider as a result of a Swap Provider Default with respect to such Swap Provider or (b) to the relevant Swap Provider following a Swap Provider Downgrade Event with respect to such Swap Provider;
Extended Due for Payment Date	In relation to any Series of Covered Bonds, the date, specified as such in the applicable Final Terms to which the payment of all or (as applicable) part of the Final Redemption Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date, provided that in each case such date will be the date falling 18 months after the Final Maturity Date;
Extension Determination Date	In respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds;
Extraordinary Resolution	A resolution of the holders of the Covered Bonds passed as such under the terms of the Trust Deed;
Final Maturity Date	The Interest Payment Date on which each Series of Covered Bonds will be redeemed at their Principal Amount Outstanding in accordance with the Conditions, provided that such date may not exceed the date falling 10 years after the Issue Date of such Series of Covered Bonds;
Final Redemption Amount	The meaning given in the relevant Final Terms;
Final Terms	Final terms which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading on the regulated market of the Irish Stock Exchange, will be delivered to the Financial Regulator and the Irish Stock Exchange on or before the date of issue of the applicable Tranche of Covered Bonds;
Financial Regulator	Irish Financial Services Regulatory Authority, as competent authority under the Prospectus Directive;
First Trust Date	The date on which trusts are declared over the Initial Portfolio in

favour of the LLP absolutely pursuant to the Originator Trust Deed;

Fixed Coupon Amount — The meaning given to it in Condition 4(a) of the *Terms and Conditions of the Covered Bonds* on page 66 of this Offering Circular;

Fixed Rate Covered Bonds — Covered Bonds paying a fixed rate of interest on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s);

Floating Rate — The meaning given in the ISDA Definitions;

Floating Rate Convention — The meaning given in Condition 4(b) of the *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;

Floating Rate Covered Bonds — Covered Bonds which bear interest at a rate determined:

(a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or

(b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as set out in the applicable Final Terms;

Floating Rate Option — The meaning given in the ISDA Definitions;

Following Business Day Convention — The meaning given in Condition 4(b) of the *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;

FSA — Financial Services Authority;

FSMA — Financial Services and Markets Act 2000 (as amended from time to time);

GIC Account — The account or accounts in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee;

GIC Provider — Anglo Irish, in its capacity as GIC provider under the Guaranteed Investment Contract together with any successor GIC provider appointed from time to time;

Global Covered Bond — The meaning given in *Form of Global Covered Bond* on page 49 of

this Offering Circular;

Guaranteed Amounts	Prior to the service of an LLP Acceleration Notice but after the service of a Notice to Pay or the occurrence of an event triggering Automatic Issuer Acceleration, with respect to, any Extended Due for Payment Date, the sum of Scheduled Interest and Scheduled Principal, in each case, payable on any Extended Due for Payment Date, or after service of an LLP Acceleration Notice, an amount equal to the relevant Early Redemption Amount as specified in the Conditions plus all accrued and unpaid interest and all other amounts due and payable in respect of the Covered Bonds, including all Excluded Scheduled Interest Amounts, all Excluded Scheduled Principal Amounts (whenever the same arose) and all amounts payable by the LLP under the Trust Deed;
Guaranteed Investment Contract or GIC	The guaranteed investment contract between the LLP, the GIC Provider, the Security Trustee and the Cash Manager dated the Programme Date;
Guarantee Priority of Payments	The meaning given in *Cashflows* on page 76 of this Offering Circular;
holders of the Covered Bonds	The holders for the time being of the Covered Bonds;
Holdings	Anglo Irish Covered Bonds (Holdings) Limited, a special purpose vehicle incorporated in England and Wales as a private limited company (registered no. 6189258);
ICTA	Income and Corporation Taxes Act 1988 (as amended from time to time);
Initial Advance	In respect of any Loan, the original principal amount advanced by the relevant Originator to the relevant Borrower;
Initial Portfolio	The meaning given in *The Portfolio* on page 165 of this Offering Circular;
Insolvency Act	Insolvency Act 1986, as amended;
Insolvency Event	Any of the following:

(a) an order is made or an effective resolution passed for the winding up or examinership of the relevant entity; or

(b) the relevant entity stops or threatens to stop payment to its creditors generally or the relevant entity ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(c) an encumbrancer takes possession or a receiver, administrator, examiner, administrative receiver or other similar officer is appointed to the whole or any material part (having an aggregate book value in excess of £40,000,000) of the undertaking, property and assets of the relevant entity

or a distress, diligence or execution is levied in respect of a claim for £40,000,000 or more or enforced upon or sued out against the whole or any material part (having an aggregate book value in excess of £40,000,000) of the chattels or property of the relevant entity and, in the case of any of the foregoing events, is not discharged within 30 days; or

(d) the relevant entity is unable to pay its debts as they fall due;

Insurance Policies Each of:

(a) the Block Contingency Policy; and

(b) Buildings Insurance Policies;

Intercompany Loan Agreement The term loan agreement dated the Programme Date between the Issuer, the LLP and the Security Trustee;

Intercompany Loan Ledger The records maintained by the Cash Manager pursuant to the Cash Management Agreement in respect of all amounts attributed to payments of interest and repayments of principal on each of the Term Advances;

Interest Amount The amount of interest payable on the Floating Rate Covered Bonds in respect of each Specified Denomination for the relevant Interest Period;

Interest Commencement Date The meaning given to it in the Final Terms;

Interest Payment Date In relation to any Series of Covered Bonds, the Specified Interest Payment Date or the meaning given in the applicable Final Terms (as the case may be);

Interest Period The period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date;

Interest Rate Swap Each interest rate swap transaction entered into between the LLP, Anglo Irish (in its capacity as Interest Rate Swap Provider) and the Security Trustee on each Issue;

Interest Rate Swap Agreement The agreement between the LLP, the Interest Rate Swap Provider and the Security Trustee dated the Programme Date governing the Interest Rate Swap in the form of an ISDA Master Agreement, including a schedule and confirmation thereto and credit support annex, if applicable;

Interest Rate Swap Early Termination Event The meaning given in *Summary of the Principal Documents* on page 145 of this Offering Circular;

Interest Rate Swap Provider Anglo Irish, in its capacity as interest rate swap provider under the Interest Rate Swap Agreement together with any successor interest rate swap provider;

Investment Property	(i) a building or part of a building fixed on land that is used, or set aside to be used, primarily for the purpose of any industry, trade or other business undertaking; (ii) the land on which the building or part of a building, as the case may be, is situated; and (iii) the fixtures that are used in conjunction with the building or part of a building, as the case may be. For the avoidance of doubt, land without a building cannot be regarded as an Investment Property.
Investor Report	The quarterly report made available to the holders of the Covered Bonds, the Security Trustee, the Bond Trustee and the Rating Agency detailing *inter alia* compliance with the Asset Coverage Test and the Portfolio Criteria. Investor Reports shall be posted on the Anglo Irish website;
Ireland	The Republic of Ireland;
Irish Prospectus Regulations	The meaning given to it on page 2 of this Offering Circular;
Irish Stock Exchange	Irish Stock Exchange Limited;
IRS Notional Amount	The meaning given in *Summary of the Principal Documents* on page 144 of this Offering Circular;
ISDA	International Swaps and Derivatives Association, Inc.;
ISDA Definitions	2000 ISDA Definitions, as published by ISDA;
ISDA Master Agreement	The 1992 ISDA Master Agreement (Multicurrency-Cross Border), as published by ISDA;
ISDA Rate	The meaning given in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;
Issue Date	Each date on which the Issuer issues Covered Bonds to holders of the Covered Bonds;
Issuer	Anglo Irish Bank Corporation plc (acting through its UK Branch), an Irish licensed bank, whose principal office is Stephen Court, 18/21, St Stephen's Green, Dublin 2, Ireland (an Irish licensed bank registered with the Companies Registration Office of Dublin under number 22045 and acting through its UK branch at 10 Old Jewry, London EC2R 8DN (branch number BR000464);
Issuer Acceleration Notice	The meaning given in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 80 of this Offering Circular;
Issuer Event of Default	The meaning given in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 80 of this Offering Circular;
Ledger	Each of the Revenue Ledger, the Principal Ledger, the Intercompany Loan Ledger and the Capital Account Ledger;
Lending Criteria	The lending criteria of the relevant Originator from time to time, or

	such other criteria as would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK;
LIBOR	London Inter-bank Offered Rate;
Liquidation Member	Anglo Irish Covered Bonds Finance Limited, a special purpose vehicle with the registered number 6189318 incorporated in England and Wales as a private limited company whose registered office is at c/o Wilmington Trust SP Services (London) Limited, Tower 42 (Level 11), 25 Old Broad Street, London, EC2N 1HQ;
LLP	Anglo Irish Covered Bonds LLP, a limited liability partnership incorporated in England and Wales with partnership number OC327171 and having its registered office at 10 Old Jewry, London EC2R 8DN, whose first members are Anglo Irish, AIAF and the Liquidation Member;
LLPA 2000	Limited Liability Partnerships Act 2000 and any regulations made pursuant to that Act;
LLP Acceleration Notice	A notice in writing given by the Bond Trustee to the Issuer and the LLP in the form set out in Schedule 4 of the Trust Deed, as a result of which (i) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default) and as against the LLP, thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (ii) all amounts payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as provided in and in accordance with the Trust Deed and thereafter the Security shall become enforceable if any of the LLP Events of Default shall occur and be continuing;
LLP Accounts	The GIC Account, the Excess Proceeds Account, the Transaction Account (to the extent maintained) and any additional or replacement accounts opened in the name of the LLP from time to time;
LLP Deed	The limited liability partnership deed entered into on the Programme Date between the LLP, the Original Originators, the Issuer, the Liquidation Member, the Bond Trustee and the Security Trustee;
LLP Event of Default	The meaning given in Condition 9(b) in *Terms and Conditions of the Covered Bonds* on page 83 of this Offering Circular;
LLP Interest	The part of the Portfolio that is subject to the Originator Trusts and the interests of the LLP therein and thereto;
LLP Management Committee	The Management Committee which will act on behalf of the LLP and to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the

Members) the Members delegate all matters;

LLP Payment Date The last day of each December, March, June and September or if such day not a London Business Day then the immediately preceding London Business Day;

LLP Payment Period The period from and including an LLP Payment Date to but excluding the next following LLP Payment Date;

Loan Any mortgage loan (including, for the avoidance of doubt, any Scottish Loan) over which trusts are declared by the relevant Originator in favour of the LLP absolutely from time to time under and pursuant to the terms of the Originator Trust Deed and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Additional Loan Advances over which a trust is declared in favour of the LLP absolutely) due or owing with respect to that mortgage loan under the relevant Loan Agreement by a Borrower on the security of a Mortgage from time to time outstanding, or, as the context may require, the Borrower's obligations in respect of the same but excludes any mortgage loan the beneficial interest in which is re-acquired by or released to the relevant Originator or (except where the context so requires, in the case of a Loan in which the beneficial interest is sold by the LLP to a relevant Purchaser) otherwise sold by the LLP and in which it has no longer a beneficial interest;

Loan Agreement The loan or credit agreement under which a Loan has been extended by the relevant Originator to the relevant Borrower as amended and/or restated from time to time;

Loan Files The file or files relating to each Loan (including files kept in microfiche format or similar electronic data retrieval system or the substance of which is transcribed whether manually, mechanically, optically, electronically or otherwise and held on an electronic data retrieval system) containing *inter alia* one or more of the following items: (i) correspondence between the Borrower and the relevant Originator and including the mortgage and other security documentation applicable to the Loan, (ii) each letter of offer for that Loan, (iii) the Valuation Report (if applicable) and (iv) to the extent available, the solicitor's or licensed conveyancer's or (in Scotland) qualified conveyancer's Certificate of Title;

Loan Payment Date In relation to a Loan, the date in a month on which the relevant Borrower is required to make a payment of interest and, if applicable, principal in respect of that Loan, as required by the applicable Loan Agreement;

Long Maturity Covered Bond A Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the

aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond;

Losses	All realised losses on the Loans;
Master Definitions and Construction Schedule	The master definitions and construction schedule (as amended and/or supplemented and/or restated from time to time) signed for identification by the parties to the Transaction Documents on or about the Programme Date;
Maximum Rate of Interest	The meaning given to it in the applicable Final Terms;
Member	From time to time each member of the LLP;
MiFiD	Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC
Minimum Rate of Interest	The meaning given to it in the applicable Final Terms;
Modified Following Business Day Convention	The meaning given in Condition 4 in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;
Moody's	Moody's Investors Service Limited, or its successors;
Mortgage	In respect of any Loan each first fixed charge by way of legal mortgage (in relation to an English Loan) and each first ranking standard security (in relation to a Property located in Scotland), which secures the repayment of the relevant Loan;
Mortgage Deed	In respect of any Mortgage, the deed or other document creating that Mortgage;
Negative Carry Factor	The meaning given in *Summary of the Principal Documents* on page 138 of this Offering Circular;
New Loan	Loans, other than the Loans comprised in the Initial Portfolio, which become subject to a relevant Originator Trust after the First Trust Date pursuant to the Clause 4 of the Originator Trust Deed;
New Member	Any new member admitted to the LLP after the Programme Date;
New Originator	Any member of the Anglo Irish Group (other than Anglo Irish and AIAF) that accedes to the relevant Transaction Documents and declares a trust over Loans and their Related Security in favour of the LLP absolutely in the future;
New Portfolio	The meaning given in *The Portfolio* on page 165 of this Offering Circular;
New Portfolio Notice	A notice in the form set out in Schedule 4 to the Originator Trust Deed subject to any amendment as may be agreed between the

parties thereto served in accordance with the terms of the Originator Trust Deed;

NGCB — The meaning given to it in *Form of Covered Bonds* on page 65 of this Offering Circular;

Notice to Pay — The meaning given in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 81 of this Offering Circular;

Official List — Official list of the Irish Stock Exchange;

Order — The Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (SI2001/544), as amended;

Original Due for Payment Date — The meaning given in paragraph (a)(i) of the definition of "Due for Payment";

Original Valuation — In relation to any Investment Property provided as security for a Loan, the value given to that Investment Property by the latest valuation addressed to the relevant Originator that was obtained prior to the declaration of trust over the relevant Loan by the relevant Originator, but excluding any value attributed to any property that is not an Investment Property;

Originator — Anglo Irish, AIAF and any New Originator;

Originator Power of Attorney — An irrevocable power of attorney given in favour of the LLP by an Originator in the form set out in Schedule 2 of the Originator Trust Deed;

Originator Trust — The trusts over the Loans (including any Additional Loan Advances) and the Related Security as to both capital and income for the LLP declared from time to time by the respective Originators in accordance with, and subject to, all trusts, powers and provisions of the Originator Trust Deed and includes such trusts arising under Scottish Trust Deeds;

Originator Trust Deed — The Originator trust deed (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the Originators, the Originator Trustees, the LLP and the Security Trustee;

outstanding — In relation to the Covered Bonds of all or any Series, all the Covered Bonds of such Series issued other than:

(a) those Covered Bonds which have been redeemed pursuant to the Trust Deed;

(b) those Covered Bonds in respect of which the date (including, where applicable, any deferred date) for redemption in accordance with the Conditions has occurred and the redemption moneys (including all interest payable thereon) have been duly paid to the Bond Trustee or to the Principal Paying Agent in the manner provided in the Agency

Agreement (and where appropriate notice to that effect has been given to the relative Covered Bondholders in accordance with Condition 13 (*Notices*)) and remain available for payment of the relevant Covered Bonds and/or Coupons;

(c) those Covered Bonds which have been purchased and cancelled in accordance with Conditions 6(e) (*Redemption and Purchase - Purchases*) and 6(f) (*Redemption and Purchase - Cancellation*);

(d) those Covered Bonds which have become void or in respect of which claims have become prescribed, in each case under Condition 8 (*Prescription*);

(e) those mutilated or defaced Covered Bonds which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to Condition 10 (*Replacement of Covered Bonds, Coupons and Talons*);

(f) (for the purpose only of ascertaining the Principal Amount Outstanding of the Covered Bonds outstanding and without prejudice to the status for any other purpose of the relevant Covered Bonds) those Covered Bonds which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to Condition 10 (*Replacement of Covered Bonds, Coupons and Talons*); and

(g) any Global Covered Bond to the extent that it shall have been exchanged for definitive Covered Bonds or another Global Covered Bond pursuant to its provisions, the provisions of the Trust Deed and the Agency Agreement; and

provided that for each of the following purposes, namely:

(i) the right to attend and vote at any meeting of the holders of the Covered Bonds of any Series;

(ii) the determination of how many and which Covered Bonds of any Series are for the time being outstanding for the purposes of Clause 10.1 (*Proceedings, Action And Indemnification*) of the Trust Deed, Conditions 9 (*Events of Default and Enforcement*) and 14 (*Meetings of Covered Bondholders, Modification, Waiver and Substitution*) and paragraphs 2, 5, 6, and 9 of Schedule 5 (*Provisions for Meetings of Covered Bondholders*) to the Trust Deed;

(iii) any discretion, power or authority (whether contained in the Trust Deed or vested by operation of law) which the Bond Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the holders of the Covered Bonds of any

Series; and

(iv) the determination by the Bond Trustee whether any event, circumstance, matter or thing is, in its opinion, materially prejudicial to the interests of the holders of the Covered Bonds of any Series,

those Covered Bonds of the relevant Series (if any) which are for the time being held by or on behalf of the Issuer, or the LLP in each case as beneficial owner, shall (unless and until ceasing to be so held) be deemed not to remain outstanding;

Partial Portfolio — Part of any portfolio of Selected Loans subject to a trust declared pursuant to the Originator Trust Deed;

Paying Agents — The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

Payment Day — The meaning given in Condition 5 in *Terms and Conditions of the Covered Bonds* on page 74;

Permanent Global Covered Bond — The meaning given in *Form of the Covered Bonds* on page 49;

Pool Event — The meaning given in *Summary of the Principal Documents* on page 136 of this Offering Circular;

Portfolio — The Initial Portfolio and each New Portfolio over which a trust is declared in favour of the LLP absolutely under and pursuant to the terms of the Originator Trust Deed;

Portfolio Criteria — The meaning given in *Summary of the Principal Documents* on page 121 of this Offering Circular;

Portfolio Criteria Breach Notice — The notice required to be served by the Bond Trustee if the Portfolio does not satisfy any of the Portfolio Criteria on two consecutive Cure Dates;

Post-Enforcement Priority of Payments — The meaning given in *Cashflows* on page 162 of this Offering Circular;

Potential Issuer Event of Default — The meaning given in Condition 14 in *Terms and Conditions of the Covered Bonds* on page 89 of this Offering Circular;

Potential LLP Event of Default — The meaning given in Condition 14 in *Terms and Conditions of the Covered Bonds* on page 89 of this Offering Circular;

Power of Attorney Event — Any of the following events:

(a) the making of an order or the passing of a resolution for the administration, examinership, winding up, dissolution or other similar or analogous procedure in respect of the relevant Originator;

(b) the relevant Originator entering into any voluntary arrangement, scheme of arrangement, composition, trust or arrangement with creditors; or

(c) The appointment of any receiver, receiver and manager, manager, administrative receiver, administrator, examiner or liquidator or any similar or analogous official in respect of the whole or substantially the whole of the property of the relevant Originator,

(and the above expressions shall include any event which corresponds with, or has an equivalent or like effect to, such expression in Ireland); or

(d) the relevant Originator (or the relevant Servicer on its behalf) being in breach of its obligations to collect the proceeds of the Loans and enforce the terms of the Loan Agreements pursuant to Clause 7 of the Originator Trust Deed and the Servicing Agreement, provided that the Bond Trustee is satisfied that such breach is materially detrimental to the interests of the Covered Bondholders;

Pre-Acceleration Principal Priority of Payments The meaning given in *Cashflows* on page 157 of this Offering Circular;

Pre-Acceleration Revenue Priority of Payments The meaning given in *Cashflows* on page 154 of this Offering Circular;

Preceding Business Day Convention The meaning given in Condition 4(b) in *Terms and Conditions of the Covered Bonds* on page 68 of this Offering Circular;

Principal Amount Outstanding In respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant holder of the Covered Bonds in respect thereof;

Principal Ledger The records in respect of the GIC Account maintained by the Cash Manager pursuant to the Cash Management Agreement in respect of *inter alia* amounts attributed to Principal Receipts and all amounts received by the LLP (including any proceeds of sale) representing principal in respect of Substitution Assets and Authorised Investments in accordance with the terms of the LLP Deed;

Principal Paying Agent The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

Principal Receipts

(a) principal repayments under the Loans (including payments of arrears, Capitalised Expenses and the items referred to in paragraph (b) of the definition of True Balance);

(b) recoveries of principal from defaulting Borrowers under Loans and/or Mortgages being enforced (including the proceeds of sale of the relevant Property);

(c) any payment pursuant to any insurance policy in respect of a Property in connection with a Loan in the Portfolio subject to the Originator Trusts;

(d) the proceeds of the re-acquisition by, or release to, the relevant Originator of the beneficial interest in any Loan from the LLP pursuant to the Originator Trust Deed (excluding, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the relevant re- date of re-acquisition or release);

(e) the proceeds of the sale of the beneficial interest in any Loan by the LLP to any Purchaser pursuant to the Originator Trust Deed (excluding, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the date of completion of the relevant sale); and

(f) the proceeds from any claim against solicitors, surveyors or valuers who acted on the origination of a Loan and/or its Related Security in relation to their engagement in respect of such Loan and/or its Related Security;

Principal Subsidiary The meaning in Condition 9(a) in *Terms and Conditions of the Covered Bonds* on page 81 of this Offering Circular;

Priorities of Payments The Pre-Acceleration Revenue Priority of Payments, the Pre-Acceleration Principal Priority of Payments, the Guarantee Priority of Payments and the Post-Enforcement Priority of Payments;

Programme €2 billion covered bond Programme;

Programme Agreement The meaning given in *Subscription and Sale and Transfer and Selling Restrictions* on page 172 of this Offering Circular;

Programme Date 30 March 2007;

Programme Resolution Any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action;

Property A freehold, leasehold or commonhold property (or in Scotland a heritable property or property held under a long lease) which is subject to a Mortgage;

Prospectus Directive The meaning given to it on page 1 of this Offering Circular;

Purchaser Any third party or any Originator to whom the LLP offers to sell its beneficial interest in Selected Loans;

Rating Agencies Moody's and any other rating agency which at the relevant time provides a rating on the Covered Bonds to the Issuer and each a

	Rating Agency at the request of the Issuer;
Rating Agency Confirmation	A confirmation in writing by the Rating Agency (addressed to the Issuer, the Bond Trustee and the Security Trustee) that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant event or matter, or the Rating Agency not responding having received at least 14 days notice of the relevant matter or event with a request for such confirmation; ***The Rating Agency not responding having received at least 14 days notice of the relevant matter or event with a request for such confirmation does not constitute any implied confirmation from the Rating Agency that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant event or matter.***
Re-Acquisition Notice	A notice from the Cash Manager to the relevant Originator identifying a Loan or its Related Security in the Portfolio subject to the relevant Originator Trust which does not, as at the relevant Trust Date, materially comply with the Representations and Warranties set out in the Originator Trust Deed;
Reasonable, Prudent Mortgage Lender	The Originators and/or the Servicers and/or the Originator Trustees, as applicable, acting in accordance with the standards of a reasonably prudent commercial mortgage lender lending to borrowers in England, Wales and Scotland who generally satisfy the lending criteria of traditional sources of commercial mortgage capital;
Reference Price	The meaning given to it in the applicable Final Terms;
Registers of Scotland	The Land Register of Scotland and/or the General Register of Sasines;
Regulation S	Regulation S under the Securities Act;
Related Security	In relation to a Loan, the security for the repayment of that Loan including the relevant Mortgage, any Collateral Security and all other matters applicable thereto comprised in the Portfolio held subject to the relevant Originator Trust pursuant to the Originator Trust Deed;
Relevant Date	The meaning given in Condition 7 in *Terms and Conditions of the Covered Bonds* on page 79 of this Offering Circular;
relevant Series of Covered Bonds	The meaning given to in on page 25 of this Offering Circular;
Relevant Screen Page	The meaning given to it in the applicable Final Terms;
Representations and Warranties	The representations and warranties made by any Originator as set out in Schedule 1 (*Representations and Warranties*) of the Originator Trust Deed;

Required True Balance Amount	The meaning given in *Summary of the Principal Documents* on page 140 of this Offering Circular;
Required Redemption Amount	The meaning given in *Summary of the Principal Documents* on page 130 of this Offering Circular;
Reset Date	The meaning given in the ISDA Definitions;
Responsible Persons	The persons identified on page 2 as responsible for the content of the Offering Circular;
Revenue Commissioners	The Revenue Commissioners of Ireland;
Revenue Ledger	The record in respect of the GIC Account maintained by the Cash Manager pursuant to the Cash Management Agreement to record amounts attributed to Revenue Receipts in accordance with the terms of the LLP Deed;
Revenue Receipts	(a) payments of interest (including Accrued Interest and Arrears of Interest as at the relevant Trust Date of a Loan) and other fees (including Early Repayment Fees and Redemption Fees) due from time to time under the Loans and other amounts received by the LLP in respect of the Loans other than the Principal Receipts; (b) recoveries of interest from defaulting Borrowers under Loans being enforced; (c) recoveries of interest and/or principal from defaulting Borrowers under Loans in respect of which enforcement procedures have been completed; (d) the proceeds of the re-acquisition or release of the beneficial interest in any Loan by or to the relevant Originator from the LLP pursuant to the Originator Trust Deed, to the extent that these amounts are attributable to Accrued Interest and Arrears of Interest thereon as at the relevant date of re-acquisition or release; and (e) the proceeds of the sale of the beneficial interest in any Loan by the LLP to any Purchaser pursuant to the Originator Trust Deed to the extent that these amounts are attributable to Accrued Interest and Arrears of Interest thereon as at the date of completion of the relevant sale;
Sale Proceeds	The cash proceeds realised from the sale of the beneficial interest in Selected Loans and their Related Security;
Sarbanes-Oxley Act	The U.S. Sarbanes-Oxley Act of 2002;
Scheduled Interest	An amount equal to the amount in respect of interest which would have been due and payable under the Covered Bonds on each Interest Payment Date as specified in Condition 4 (but excluding

any additional amounts relating to premiums, default interest or interest upon interest (**Excluded Scheduled Interest Amounts**) payable by the Issuer following an Issuer Event of Default or a Pool Event but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and as if the maturity date of the Covered Bonds had been the Extended Due for Payment Date (but taking into account any principal repaid in respect of such Covered Bonds or any Guaranteed Amounts paid in respect of such principal prior to the Extended Due for Payment Date), less any additional amounts the Issuer would be obliged to pay as a result of any gross-up in respect of any withholding or deduction made under the circumstances set out in Condition 7;

Scheduled Payment Date	In relation to payments under the Covered Bond Guarantee, each Interest Payment Date or the Final Maturity Date as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date;
Scheduled Principal	An amount equal to the amount in respect of principal which would have been due and repayable under the Covered Bonds on each Interest Payment Date or the Final Maturity Date (as the case may be) as specified in Condition 6(a) and Condition 6(c) (but excluding any additional amounts relating to prepayments, early redemption, broken funding indemnities, penalties, premiums or default interest (**Excluded Scheduled Principal Amounts**) payable by the Issuer following an Issuer Event of Default or a Pool Event but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and as if the maturity date of the Covered Bonds had been the Extended Due for Payment Date;
Scottish Loan	Loans secured by Scottish Mortgages;
Scottish Mortgage	A Mortgage over a Property located in Scotland;
Scottish Trust Deed	A supplemental trust deed entered into by the relevant Originator, Originator Trustee and the LLP pursuant to the Originator Trust Deed and substantially in the form set out in a schedule thereto;
SEC	U.S. Securities and Exchange Commission;
Secured Creditors	The Security Trustee (in its own capacity and on behalf of the other Secured Creditors), the Bond Trustee (in its own capacity and on behalf of the holders of the Covered Bonds), the holders of the Covered Bonds, the Couponholders, the Issuer, the Originators, the Servicer, the Account Bank, the GIC Provider, the Cash Manager, the Swap Providers, the Corporate Services Providers, the Paying Agents and any other person which becomes a Secured Creditor pursuant to the Deed of Charge;
Securities Act	U.S. Securities Act of 1933, as amended;

Securities and Exchange Law The Securities and Exchange Law of Japan;

Security The security granted by the LLP to the Security Trustee under and pursuant to the terms of the Deed of Charge and includes, for the avoidance of doubt, the security arising pursuant to each Supplemental Deed of Charge;

Security Trustee Deutsche Trustee Company Limited, in its capacity as security trustee under the Trust Deed and the Deed of Charge together with any successor security trustee appointed from time to time;

Selected Loan Offer Notice A notice from the LLP served on the relevant Originator offering to sell its beneficial interest in Selected Loans and their Related Security in accordance with the terms of the Originator Trust Deed;

Selected Loan Re-Acquisition Notice A notice from the relevant Originator served on the LLP in accordance with the Originator Trust Deed accepting an offer set out in a Selected Loan Offer Notice;

Selected Loans Loans and their Related Security the beneficial interest in which is to be sold by the LLP pursuant to the terms of the LLP Deed;

Series A Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (a) expressed to be consolidated and form a single series and (b) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices;

Series Reserved Matter In relation to Covered Bonds of a Series:

(a) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds;

(b) alteration of the currency in which payments under the Covered Bonds Receipts and Coupons are to be made;

(c) alteration of the majority required to pass an Extraordinary Resolution;

(d) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the holders of Covered Bonds of any Series);

(e) except in accordance with Condition 6(f) or Condition 14,

(f) the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the

Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash; and

(g) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 5 to the Trust Deed;

Servicer Anglo Irish and AIAF in their capacity as servicer under the Servicing Agreement together with any additional successor servicer appointed from time to time;

Servicer Event of Default The meaning given in *Summary of the Principal Documents* on page 132 of this Offering Circular;

Servicer Termination Event The meaning given in *Summary of the Principal Documents* on page 132 of this Offering Circular;

Servicing Agreement The servicing agreement (as amended and/or supplemented and/or restated from time to time) entered into on the Programme Date between the LLP, the Originators, the Originator Trustees, the Servicers and the Security Trustee;

Servicing Standard The standard of care specified in Clause 5 (Servicing Standard) of the Servicing Agreement;

Share Trustee Wilmington Trust SP Services (London) Limited, having its registered office at Level 11, Tower 42, International Financial Centre, 25 Old Broad Street London, EC2N 1HQ together with any successor share trustee appointed from time to time;

Specified Currency Has the meaning given to it in the applicable Final Terms;

Specified Denomination In respect of a Series of Covered Bonds, the denomination or denominations of such Covered Bonds specified in the applicable Final Terms;

Specified Interest Payment Date The meaning given in the applicable Final Terms;

Specified Period The meaning given in the applicable Final Terms;

Sterling Equivalent

- In relation to a Term Advance which is denominated in (a) a currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Term Advance and (b) Sterling, the applicable amount in Sterling;
- In relation to a Covered Bond which is denominated in (i) a

currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Covered Bond, and (ii) Sterling, the applicable amount in Sterling;

Subsidiary

Any company which is for the time being a subsidiary (within the meaning of Section 736 of the Companies Act 1985 of Great Britain, and in the case of a company or corporation incorporated in Ireland, within the meaning set out in section 155 of the Companies Act 1963 of Ireland;

Substitution Assets

Each of:

(i) Sterling demand or time deposits, certificates of deposit and commercial paper provided that in all cases (a) the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity are rated P-1 or higher from Moody's and (b) the issuing entity is not Anglo Irish;

(ii) Any securities or financial instruments satisfying all of the following criteria:

(a) it is:

(A) a debt instrument (other than asset backed security) having until the redemption of the obligation (i) a fixed, unconditional principal amount and (ii) a fixed rate coupon or a floating rate coupon linked to an interest rate reference; or

(B) an asset backed security (i) having until the redemption of the obligation a fixed rate coupon or a floating rate coupon linked to an interest rate reference and (ii) whose underlying cash flow-generating assets:

I. are legally acquired in accordance with the laws of an EEA Member State from the originator or an intermediary by the securitisation SPV in a manner considered to be a true sale that is enforceable against any third party are being beyond the reach of the originator and its creditors;

II. do not consist, in whole or in part, actually or potentially, of credit linked notes or similar claims resulting from the transfer of credit risk by means of credit derivatives;

(b) the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity are rated P-1/Aa3 or higher from Moody's;

(c) the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity are rated P-1/Aa3 or higher from Moody's;

(d) it is transferable in book-entry form and is held and settled through an account at Euroclear and/or Clearstream, Luxembourg;

(e) it is admitted to trading on a regulated market as defined in MiFiD or traded on non-regulated markets accepted by the European Central Bank;

(f) the issuer and guarantor of which is established the European Economic Area (in case the issuer or guarantor is not an international or supranational institution); and

(g) it is denominated in Sterling;

sub-unit With respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01;

Successor in Business The meaning given in Condition 14 of the *Terms and Conditions of the Covered Bonds* on page 89 of this Offering Circular;

Supplemental Deed of Charge A supplemental fixed security over the beneficial interests of the LLP arising under the Originator Trusts declared pursuant to the Originator Trust Deed after it has come into effect, and entered into pursuant to the Deed of Charge;

Swap Agreements The Covered Bond Swap Agreements together with the Interest Swap Agreement, and each a **Swap Agreement**;

Swap Collateral At any time, any asset (including, without limitation, cash and/or securities) which is paid or transferred by a Swap Provider to the LLP as collateral to secure the performance by such Swap Provider of its obligations under the relevant Swap Agreement together with any income or distributions received in respect of such asset and any equivalent of such asset into which such asset is transformed;

Swap Collateral Excluded Amounts At any time, the amount of Swap Collateral which may not be applied under the terms of the relevant Swap Agreement at that time in satisfaction of the relevant Swap Provider's obligations to the LLP including Swap Collateral, which is to be returned to the relevant Swap Provider from time to time in accordance with the terms of the Swap Agreements and ultimately upon termination of the relevant Swap Agreement;

Swap Provider The Covered Bonds Swap Provider together with the Interest Rate Swap Provider, and each a **Swap Provider**;

Swap Provider Default	The occurrence of an Event of Default or Termination Event (each as defined in each of the Swap Agreements) where the relevant Swap Provider is the Defaulting Party or the sole Affected Party (each as defined in relevant Swap Agreement), as applicable, other than a Swap Provider Downgrade Event;
Swap Provider Downgrade Event	The occurrence of an Additional Termination Event or an Event of Default (each as defined in the relevant Swap Agreement) following a failure by the Swap Provider to comply with the requirements of the ratings downgrade provisions set out in the relevant Swap Agreement;
Swap Providers	Covered Bond Swap Provider and the Interest Swap Providers, and each a **Swap Provider**;
Swaps	The Covered Bond Swaps together with the Interest Rate Swap;
Talons	The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;
TARGET System	Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System;
Temporary Global Covered Bond	The meaning given in *Form of Covered Bonds* on page 49 of this Offering Circular;
Term Advance	Each term advance made by the Issuer to the LLP from the proceeds of Covered Bonds pursuant to the Intercompany Loan Agreement;
Third Party Amounts	Each of: (a) amounts under an unpaid direct debit or cheque which are repaid by the relevant Originator to the bank making such payment if such bank is unable to recoup that amount itself from its customer's account; (b) any amounts due or arising from any overpayment by any person or arising from any reimbursement by any person of any such overpayment (including, for the avoidance of doubt, where arising from the failure of a direct debit); (c) (subject to any right to refuse or withhold payment that has arisen by reason of the Borrower's breach of the terms of the relevant Mortgage or Loan) any amount payable to a Borrower under the terms of the Mortgage or the Loan to which that Borrower is a party (other than an Additional Loan Advance); (d) any amounts owed to the relevant Originator pursuant to Clause 6 (Trust of Monies) of the Originator Trust Deed; (e) any amount received from a Borrower for the express

purpose of payment being made to a third party for the provision of a service (including giving insurance cover) to any of that Borrower or the relevant Originator or the LLP,

which amounts may be paid daily from monies on deposit in the GIC Account;

Title Deeds	In relation to each Loan and its Related Security and the Property relating thereto, all conveyancing deeds and documents which make up the title to the Property and the security for the Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage;
Tranche	The meaning given to it in the *Terms and conditions of the Covered Bonds* on page 63 of this Offering Circular;
Transaction	The Programme and each issue of Covered Bonds thereunder;
Transaction Account	The account designated as such in the name of the LLP held with the Account Bank and maintained subject to the terms of the Bank Account Agreement and the Deed of Charge or such other account as may for the time being be in place with the prior consent of the Security Trustee and designated as such;

Transaction Documents

(a) Originator Trust Deed (and any documents entered into pursuant to the Originator Trust Deed including any Scottish Trust Deed);

(b) Servicing Agreement;

(c) Asset Monitor Agreement;

(d) Intercompany Loan Agreement;

(e) LLP Deed;

(f) Cash Management Agreement;

(g) the Interest Rate Swap Agreement;

(h) each Covered Bond Swap Agreement;

(i) Guaranteed Investment Contract;

(j) Bank Account Agreement;

(k) Corporate Services Agreement;

(l) Deed of Charge (and any documents entered into pursuant to the Deed of Charge, including any Supplemental Deed of Charge);

(m) Trust Deed;

(n) Agency Agreement;

(o) Programme Agreement;

(p) each set of Final Terms (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement);

(q) each Subscription Agreement (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement);

(r) Master Definitions and Construction Schedule; and

(s) each document, agreement or indenture ancillary or supplemental to any of the documents specified in paragraphs (a) to (r) (inclusive) above.

Trust Date Each of the First Trust Date and the date of a declaration of trust over any New Portfolio in favour of the LLP absolutely in accordance with the Originator Trust Deed;

True Balance For any Loan as at any given date, the aggregate (but avoiding double counting) of:

(a) the original principal amount advanced to the relevant Borrower and any further amount advanced on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and

(b) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment (including, for the avoidance of doubt, Capitalised Expenses) which has been properly capitalised in accordance with the relevant Loan Agreement or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by that Loan; and

(c) any other amount (including, for the avoidance of doubt, Accrued Interest and Arrears of Interest) which is due or accrued (whether or not due) and which has not been paid by the relevant Borrower and has not been capitalised in accordance with the relevant Loan Agreement or with the relevant Borrower's consent but which is secured or intended to be secured by that Loan,

as at the end of the Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the Business Day immediately preceding that given date and excluding any retentions made but not released and any Additional Loan Advances committed to be made but not made by the end of the Business Day immediately preceding that given date;

Trust Deed The meaning given in *Terms and Conditions of the Covered Bonds* on page 62 of this Offering Circular;

Trust Payment In relation to each Originator, payments to be made by the LLP to:

(a) such Originator for that Originator's declaration of trust over its Loans and Related Security included in the Initial Portfolio in favour of the LLP absolutely;

(b) such Originator for that Originator's declaration of trust over the relevant New Portfolio in favour of the LLP absolutely;

Valuation Report The valuation report or reports for mortgage purposes obtained by the relevant Originator from a Valuer in respect of a Property or a valuation report in respect of a desk-top valuation made using a methodology which would be acceptable to a Reasonable, Prudent Mortgage Lender of commercial mortgages in the UK and which has been approved by the relevant officers of the relevant Originator;

Valuer An Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant time either a member of a firm which was on the list of Valuers approved by or on behalf of the relevant Originator from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the relevant Originator acting for that Originator in respect of the valuation of a Property;

Winding Up Directive Directive 2001/24/EC of the European Parliament and of the Council of 4 April 2001 on the reorganisation and winding up of credit institutions;

Winding Up Regulations The Irish European Communities (Reorganisation and Winding-up of Credit Institutions) Regulations 2004;

United States The United States of America;

Zero Coupon Covered Bonds Covered Bonds which will be offered and sold at a discount to their nominal amount and which will not bear interest.

ISSUER

Anglo Irish Bank Corporation plc (acting through its UK Branch)
10 Old Jewry
London EC2R 8DN

THE LLP

Anglo Irish Covered Bonds LLP
10 Old Jewry
London
EC2R 8DN

SECURITY TRUSTEE AND BOND TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

PRINCIPAL PAYING AGENT

Deutsche Bank AG, London branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

IRISH PAYING AGENT

Deutsche International Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

LEGAL ADVISERS

To the Issuer, the LLP and the Originator as to Irish law

McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

To the Dealer as to English and United States law

Allen & Overy LLP
One Bishops Square
London E1 6AO

To the Security Trustee and the Bond Trustee as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO

To the Dealer as to Scots law

Tods Murray LLP
Edinburgh Quay
133 Fountainbridge
Edinburgh EH3 9AG

AUDITORS

To the Issuer
Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

To the LLP
Ernst & Young LLP
1 More London Place
London
SE1 2AF

DEALERS

ABN AMRO BANK N.V., LONDON BRANCH
250 Bishopsgate
London EC2M 4AA
CALYON S.A.
Broadwalk House
5 Appold Street
London EC2 A2DA

LISTING AGENT/AUTHORISED ADVISER

McCann FitzGerald Listing Services Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Irish Stock Exchange - OL Notice - Cancellation

RNS Number:9726N
Irish Stock Exchange
15 December 2006

REPORT OF THE BOARD OF THE IRISH

STOCK EXCHANGE

OFFICIAL LIST - NOTICE

Irish Stock Exchange

28 Anglesea Street

Dublin 2

15 December 2006

CANCELLATION OF LISTING

The listing of the undermentioned security has been cancelled with effect from
6.30am, 15 December 2006.

ANGLO IRISH CAPITAL FUNDING LIMITED

- A $ Floating Rate Non-Cumulative Guaranteed Non-Voting Preference Shares

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Dividend Declaration

RNS Number:4648O
Anglo Irish Bank Corp PLC
21 December 2006

ANGLO IRISH BANK CORPORATION PLC
SCRIP TERMS FINAL DIVIDEND 2006

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer
in respect of the 2006 Final Dividend are that one new ordinary share will be
credited as fully paid for every 178.287927 shares held where Dividend
Withholding Tax (DWT) applies and for every 142.630341 shares held where the
Withholding Tax does not apply.

The issue price will be Euro15.461129 per ordinary share to shareholders on the
register at the close of business on 15 December 2006 who held the required
minimum number of shares.

21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4920O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

David Drumm Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee Share Scheme

David Drumm - 76,507 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 2,683 shares

Anglo Irish Bank Nominees Ltd a/c 722 -101,001 shares

Chase Nominees - 125,329

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0001%

855 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

21 December 2006 - Dublin

Euro14.85

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 21 December 2006
shares should not be taken into
account when calculating percentage)

306,375 shares - 0.04%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4926O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial

instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify
the connected person

William McAteer

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee
Share Scheme

William McAteer - 2,783,974shares

Marie McAteer - 2,830 shares

Anglo Irish Bank (Nominees) Ltd

a/c 359 - 1,572 shares

AIAC - 75,000

9 Number of shares, debentures or financial instruments relating to shares acquired

855 shares

10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0001%

11 Number of shares, debentures or financial instruments relating to shares disposed

N/A

12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13 Price per share or value of transaction

Euro14.85

14 Date and place of transaction

21 December 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,864,231- 0.3%

16 Date issuer informed of transaction

21 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4933O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Tom Browne Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee Share Scheme

Tom Browne - 2,281 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 2,683 shares

A&L Goodbody A/C - 879,769

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0. 0001%

855 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

21 December 2006 - Dublin

Euro14.85

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 21 December 2006
shares should not be taken into
account when calculating percentage)

885,588 shares - 0.12 %

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly: + 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4943O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer
2 State whether the notification relates to:

Anglo Irish Bank Corporation
plc (i) a transaction notified in accordance

with Market Abuse Rules;

(ii) a disclosure made in accordance with

section 53 (as extended by section 64 of the

Companies Act 1990) or entered into the

issuer's register in accordance with section

59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure

Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial
4 State whether notification relates to a

responsibilities/director person connected with a
person discharging

managerial responsibilities/director named
Bernard
Daly in 3 and identify the connected
person

Company Secretary named in 3
5 Indicate whether the notification is
6 Description of shares (including class)
in respect of a holding of the
person debentures or derivatives or financial
referred to in 3 or 4 above or
in instruments relating to shares
respect of a non-beneficial interest.

Ordinary shares of Euro0.16 each
Company Secretary named in 3 above
7 Name of registered shareholder(s)
8 State the nature of the transaction
and, if more than one, number of
shares held by each of
them Beneficial Holding purchased in Trust for

Director under the Employee Share Scheme
Bernard Daly - 68,358 shares

Anglo Irish Bank (Nominees) Ltd a/c
359 - 2,683 shares
9 Number of shares, debentures or
10 Percentage of issued class acquired
financial instruments relating
to (treasury shares of that class should not be
shares
acquired taken into account when
calculating

percentage)
855

0.0001%
11 Number of shares, debentures or
12 Percentage of issued class disposed
financial instruments relating
to (treasury shares of that class should not be
shares
disposed taken into account when
calculating

percentage)

13 Price per share or value of
14 Date and place of transaction
transaction

21 December 2006 - Dublin
Euro14.85
15 Total holding following notification
16 Date issuer informed of transaction
and total percentage holding
following notification (any
treasury 21 December 2006
shares should not be taken into
account when calculating percentage)

71,896 - 0.009%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised
19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)
21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise
23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

William McAteer - Director

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4955O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer   2 State whether the notification relates to:

Anglo Irish Bank Corporation plc   (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director   4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Pat Whelan

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest   6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them   8 State the nature of the transaction

Beneficial Holding purchased in Trust for Director under the Employee Share Scheme

Pat Whelan - 129,813 shares

Anglo Irish Bank (Nominees) Ltd

A/C 359 - 2,683 shares

AIAC Pension Fund - 12,752

9 Number of shares, debentures or financial instruments relating to shares acquired

855 shares

10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0001%

11 Number of shares, debentures or financial instruments relating to shares disposed

N/A

12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13 Price per share or value of transaction

Euro14.85

14 Date and place of transaction

21 December 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

146,103 shares - 0.02%

16 Date issuer informed of transaction

21 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4979O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument
relating to the shares of the issuer (other than a debenture) should

complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Peter Butler

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee Share Scheme

Peter Butler - 8,408 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 1,238 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into

account when calculating percentage)
shares acquired

0.0001%

855

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of transaction
transaction

21 December 2006 - Dublin

Euro14.85

15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury 21 December 2006
shares should not be taken into
account when calculating percentage)

10,501 shares - 0.001%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can
be exercised

19 Total amount paid (if any) for grant 20 Description of shares or debentures involved
of the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of shares or debentures over
grant) or indication that the price which options are held following
is to be fixed at the time of notification
exercise

23 Any additional information 24 Name of contact and telephone number for
queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4984O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify
the connected person

Matt Moran

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee Share Scheme

Matt Moran - 6,640

Goodbody Stockbrokers - 3,000

AIAC - 25,000

Chase Nominees - 50,000

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 2,683 shares

9 Number of shares, debentures or financial instruments relating to shares acquired

855

10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0001%

11 Number of shares, debentures or financial instruments relating to shares disposed

12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13 Price per share or value of transaction

Euro14.85

14 Date and place of transaction

21 December 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

88,178 shares - 0.01%

16 Date issuer informed of transaction

21 December 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4992O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument
relating to the shares of the issuer (other than a debenture) should

complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

John Bowe

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee Share Scheme

John Bowe - 21,824 shares

John Bowe & Frances Fearon - 4,316

Anglo Irish Bank (Nominees) Ltd

a/c 359 - 2,683 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0001%

855

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of
transaction
transaction

21 December 2006 - Dublin

Euro14.85

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 21 December 2006
shares should not be taken into
account when calculating percentage)

29,678 shares - 0.004%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5001O
Anglo Irish Bank Corp PLC
21 December 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify
the connected person

Peter Fitzgerald

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee
Share Scheme

Peter Fitzgerald - 14,392 shares

Anglo Irish Bank (Nominees) Ltd

a/c 359 - 2,683 shares

9 Number of shares, debentures or class acquired (treasury shares of that class financial instruments relating to account when calculating percentage)
shares acquired

855

10 Percentage of issued should not be taken into

0.0001%

11 Number of shares, debentures or class disposed (treasury shares of that class financial instruments relating to account when calculating percentage)
shares disposed

12 Percentage of issued should not be taken into

13 Price per share or value of transaction
transaction

Euro14.85

14 Date and place of transaction

21 December 2006 - Dublin

15 Total holding following notification
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

17,930 shares - 0.002%

16 Date issuer informed of transaction

21 December 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price
is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held

following
notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making
notification

BERNARD DALY Group Company Secretary

Date of notification : 21 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Directorate Change

RNS Number:9743O
Anglo Irish Bank Corp PLC
04 January 2007

ANGLO IRISH BANK ANNOUNCES THE

RETIREMENT OF PATRICK WRIGHT FROM THE BOARD

Anglo Irish Bank Corporation plc today announced that, having reached retirement
age, Mr. Patrick Wright will retire from the Board at the Annual General Meeting
on 2 February 2007.

Commenting on the retirement, Mr. Sean FitzPatrick, Chairman, said:

'I would like to pay particular tribute to Paddy. His contribution since he
joined the Board in February 2000 has been outstanding and his input as a
non-Executive Director of has been of immense value to the Bank.'

-- ends --

4 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5604P
Anglo Irish Bank Corp PLC
15 January 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the
notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction
notified in accordance with Market Abuse Rules;

(ii) a disclosure made
in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in accordance
with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and
pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4
(1) (b)

3 Name of person discharging managerial 4 State whether
notification relates to a person connected with a person
responsibilities/director discharging managerial
responsibilities/director named in 3 and identify
the connected person

William McAteer

Director named in 3

5 Indicate whether the notification is 6 Description of shares
(including class) debentures or derivatives or
in respect of a holding of the person financial instruments
relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of
Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the
transaction
and, if more than one, number of
shares held by each of them Anglo Irish Bank
Corporation plc Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

11 Number of shares, debentures or 12 Percentage of issued

class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed
13 Price per share or value of 14 Date and place of
transaction
transaction
15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised
15th January 2007

Up to six months after completion of savings

contract
19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

1,056 Ordinary Euro0.16 shares
21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

1,003,752
Euro11.51
23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2503

Name and signature of duly designated officer of issuer responsible
for making notification

BERNARD DALY Group Company Secretary

Date of notification : 15th January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5600P
Anglo Irish Bank Corp PLC
15 January 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

David Drumm

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage)

shares disposed
13 Price per share or value of 14 Date and place of transaction
transaction
15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised
15th January 2007

Up to six months after completion of savings

contract
19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

1,834 Ordinary Euro0.16 shares
21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

1,404,530
Euro11.51

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2503

Name and signature of duly designated officer of issuer responsible
for making notification

BERNARD DALY Group Company Secretary

Date of notification : 15th January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5609P
Anglo Irish Bank Corp PLC
15 January 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument
relating to the shares of the issuer (other than a debenture) should

complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify
the connected person

John Bowe

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class

financial instruments relating to should not be taken into account when calculating percentage)
shares disposed
13 Price per share or value of 14 Date and place of transaction
transaction
15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised
15th January 2007

Up to six months after completion of savings

contract
19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

1,244 ordinary Euro0.16 shares
21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

211,406
Euro11.51
23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible
for making notification

BERNARD DALY Group Company Secretary

Date of notification : 15th January 2007

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5616P
Anglo Irish Bank Corp PLC
15 January 2007

Notification of Transactions of Directors/Persons Discharging
Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS
notification required
by the Market Abuse Rules and section 53 (as extended by section 64
of the
Companies Act 1990) or entered into the issuer's register in
accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a
transaction relating
to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and
24.

(2) An issuer making a notification in respect of a derivative
relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and
24.

(3) An issuer making a notification in respect of options
granted to a
director/person discharging managerial responsibilities should
complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument
relating to the shares of the issuer (other than a debenture) should
complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Peter Fitzgerald

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should *not* be taken into account when calculating percentage) shares acquired

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares disposed

13 Price per share or value of 14 Date and place of transaction

transaction

15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can
be exercised
15th January 2007

Up to six months after completion of savings
contract
19 Total amount paid (if any) for grant
20 Description of shares or debentures involved of the option (class and number)

745 Ordinary Euro0.16 Shares
21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise
22 Total number of shares or debentures over which options are held following notification

103,595
Euro11.51
23 Any additional information
24 Name of contact and telephone number for
queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 15th January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Disclaimer


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Holding(s) in Company

RNS Number:6004P
Anglo Irish Bank Corp PLC
16 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company 2. Name of shareholder with a major interest

Anglo Irish Bank Corporation plc Credit Suisse

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse

Credit Suisse Securities (Europe) Limited (CSSEL) - 36,404,307 shares

Credit Suisse International (CSI) - 156,520 shares

5. Number of shares/ 6. Percentage of issued 7. Number of shares/amount 8. Percentage of issued
amount of stock class (any treasury of stock disposed class (any treasury
acquired shares held by
shares held by
company should not
company should not be
be taken into
taken into account
account when
when calculating
calculating
percentage)
percentage)

N/A
5.07%
36,560,827
N/A

9. Class of security 10. Date of transaction 11. Date listed company
informed

15th January 2007
Ordinary Euro0.16 11th January 2007

12. Total holding following this notification 13. Total percentage holding of issued class
following
this notification (any treasury
shares
held by the listed company should not be
taken into
account when calculating percentage)

36,560,827
5.07%

14. Any additional information 15. Name of contact and telephone number for queries

Bernard Daly
+353 1 616 2506

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Bernard Daly

Date of notification 16th January 2007

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

rRNS Number:9574P
Anglo Irish Bank Corp PLC
22 January 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify
the connected person

Peter Fitzgerald PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest.

PDMR named in 3 above Ordinary shares of Euro0.16 each

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them

Peter Fitzgerald - 14,392 shares Anglo Irish Bank Corporation plc Save as You Earn (SAYE) Scheme

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 3,538 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

1,094 0.0001%

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of transaction
transaction

Euro4.51 22 January 2007 - Dublin

15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

19,024 shares - 0.002% 22 January 2007

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information

24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 22 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:9576P
Anglo Irish Bank Corp PLC
22 January 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

William McAteer

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme

William McAteer - 2,783,974 shares

Marie McAteer - 2,830 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 2,427 shares

AIAC - 75,000

9 Number of shares, debentures or   10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to   should not be taken into
account when calculating percentage)
shares acquired

0.0003%

2,696 shares

11 Number of shares, debentures or   12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to   should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of   14 Date and place of
transaction
transaction

22 January 2007 - Dublin

Euro4.51

15 Total holding following notification   16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury   22 January 2007
shares should not be taken into
account when calculating percentage)

2,866,927- 0.4%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant   18 Period during
which or date on which it can be

exercised

19 Total amount paid (if any) for grant of the   20 Description of
shares or debentures involved (class
option

and number)

21 Exercise price (if fixed at time of grant)   22 Total number
of shares or debentures over which
or indication that the price is to be fixed   options are
held following notification

at the time of exercise
23 Any additional information   24 Name of
contact and telephone number for queries

Bernard Daly -

+ 353 1 616 2503

Name and signature of duly designated officer of issuer responsible

for making notification

BERNARD DALY Group Company Secretary

Date of notification : 22 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:9578P
Anglo Irish Bank Corp PLC
22 January 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a responsibilities/director person discharging managerial responsibilities/director named in 3 and identify the connected person

David Drumm Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest.

Director named in 3 above Ordinary shares of Euro0.16 each

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme

David Drumm - 76,507 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 3,538 shares

Anglo Irish Bank Nominees Ltd a/c 722 -101,001 shares

Chase Nominees - 125,329

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

2,696 shares 0.0003%

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares disposed

N/A N/A

13 Price per share or value of 14 Date and place of transaction transaction

22 January 2007 - Dublin

Euro4.51

15 Total holding following notification 16 Date issuer informed of transaction and total percentage holding following notification (any treasury 22 January 2007 shares should not be taken into account when calculating percentage)

309,071 shares - 0.04%

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of 20 Description of shares or debentures involved the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of shares or debentures over which grant) or indication that the price is to options are held following notification be fixed at the time of exercise

23 Any additional information 24 Name of

contact and telephone number for queries

Bernard Daly -

+ 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 22 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Issue of Equity

RNS Number:5161Q
Anglo Irish Bank Corp PLC
01 February 2007

ANGLO IRISH BANK CORPORATION PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES,
CANADA, AUSTRALIA OR JAPAN

This announcement (hereafter 'the Announcement') does not represent an offer of
securities for sale in the United States or Canada, and the securities may not
be offered in the United States or Canada absent registration or an exemption
from registration. Members of the public are not eligible to take part in the
Placing. This Announcement (including the terms and conditions in the Appendix
attached) is directed only at 'qualified investors' within the meaning of
Article 2(1) of the Prospectus Directive (Directive 2003/71/EC) ('Qualified
Investors') or Investment Professionals (as defined in article 19(5) of the UK
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the
'Order') or persons who fall within article 49(2)(a) to (d) ('high net worth
companies, unincorporated associations, etc') of the Order. This announcement,
the Appendix and the terms and conditions set out in the Appendix must not be
acted on or relied on by persons who are not either Investment Professionals or
persons who fall within article 49(2)(a) to (d) of the Order.

Anglo Irish Bank Corporation plc ('AIBC' or 'Company')

Placing to fund further business development

The Placing

AIBC is pleased to announce that it is undertaking a placing of approximately
35.7 million new ordinary shares ('the Placing'). The number of shares to be
issued will be within AIBC's 5 per cent placement capacity as approved by
ordinary shareholders at the Annual General Meeting on 27 January, 2006.

'The Board is very confident of the Bank's future' said David Drumm, Group Chief
Executive.

'The strength of Anglo's franchise and level of organic opportunity available in
each of our chosen markets remains compelling over both the medium and longer
term. This new capital puts the Bank in an excellent position to deliver strong
growth and continue to generate superior shareholder returns well into the
future.'

Based on current trading performance the Bank does not anticipate any reduction
to the existing market EPS consensus for 2007 of approximately 115.5 cent.

Further Details of the Placing

The Placing, by Davy as agent for AIBC, of approximately 35.7 million new
ordinary shares of Euro0.16 each ('Placing Shares') represents 5 per cent of AIBC's
issued share capital as at 27 January, 2006. The Placing Shares will rank pari
passu with existing issued shares. Application will be made for the Placing
Shares to be admitted to the Official Lists of The Irish Stock Exchange and the
UK Listing Authority and to be admitted to trading by the London Stock Exchange
on its main market for listed securities. Admission of the Placing Shares to
the Official Lists is expected to take place on 8 February, 2007. Attention is
drawn to the detailed terms and conditions of the Placing, annexed to this
announcement.

The final terms of the Placing will be determined in accordance with demand to

be solicited by Davy as sole book-runner through an institutional bookbuilding
process. In the light of demand the Board reserves the right to adjust the size
of the placing. The number of shares and proportion of share capital to be
issued as stated in this announcement are indicative.

The actual number of shares and proportion of share capital to be issued will be
determined by the bookbuilding process.

Davy is acting for AIBC in connection with the Placing and no one else and will
not regard any other person as its client in relation to the Placing and will
not be responsible to anyone other than AIBC for providing the protections
afforded to its respective clients nor for providing advice in relation to the
Placing or any other matter referred to in this Announcement. Any prospective
Placee is recommended to seek its own professional advice.

Contacts:

Anglo Irish Bank Corporation plc
Ph: +353 1 616 2001
David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer

Davy
Ph: +353 1 679 778
Kyran McLaughlin, Head of Capital Markets
Ivan Murphy, Director Corporate Finance

Drury Communications
Ph: +353 1 260 5000
Billy Murphy

TERMS & CONDITIONS

APPENDIX

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE
UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This Announcement does not represent an offer of securities for sale in the
United States or Canada, and the securities may not be offered in the United
States or Canada absent registration or an exemption from registration.

IMPORTANT INFORMATION FOR PLACEES ONLY ON THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THE
ANNOUNCEMENT AND THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE
DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING,
HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE
PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS
RELATING TO INVESTMENTS AND ARE (1) 'QUALIFIED INVESTORS WITHIN THE MEANING OF
ARTICLE 2(1) OF THE PROSPECTUS DIRECTIVE (DIRECTIVE 2003/71/EC) ('QUALIFIED
INVESTORS') OR (2) WHO FALL WITHIN ARTICLE 19(5) OF THE UK FINANCIAL SERVICES
AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE ORDER) OR ARE PERSONS
WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) ('HIGH NET WORTH COMPANIES,
UNINCORPORATED ASSOCIATIONS, ETC') OF THE ORDER OR TO WHOM IT MAY OTHERWISE
LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS
RELEVANT PERSONS). THE ANNOUNCEMENT AND THIS APPENDIX AND THE TERMS AND
CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE
NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS
APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY
TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE
ANNOUNCEMENT AND THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR
SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY. THE PLACING SHARES THAT ARE THE
SUBJECT OF THE PLACING REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE
REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES
ACT) AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD WITHIN THE
UNITED STATES.

Persons who are invited to and who choose to participate in the Placing by
making an oral offer to subscribe for Placing Shares, will be deemed to have
read and understood the Announcement (including this Appendix) in its entirety
and to be making such offer on the terms and conditions, and to be providing the
representations, warranties, acknowledgements, and undertakings contained in
this Appendix. In particular each such Placee represents, warrants and

acknowledges that it:

1. is a Relevant Person and undertakes that it will acquire, hold, manage
or dispose of any Placing Shares that are allocated to it for the purposes of
its business; and

2. is outside the United States and is purchasing the Placing Shares for
its own account or is purchasing the Placing Shares for an account with respect
to which it exercises sole investment discretion and that it (and any such
account) is outside the United States, within the meaning of Regulation S under
the Securities Act; or if it is not outside the United States, is a qualified
institutional buyer (QIB) as such term is defined in Rule 144A under the
Securities Act.

The Announcement and this Appendix do not constitute an offer to sell or issue
or the solicitation of an offer to buy or subscribe for Placing Shares in any
jurisdiction including, without limitation, the United States, Canada, Australia
or Japan or any other jurisdiction in which such offer or solicitation is or may
be unlawful. This Announcement and the information contained herein is not for
publication or distribution, directly or indirectly, to persons in the United
States, Canada, Australia, Japan or in any jurisdiction in which such
publication or distribution is unlawful.

The Placing Shares referred to in this Announcement have not been and will not
be registered under the Securities Act and may not be offered, sold or
transferred within the United States except pursuant to an exemption from, or as
part of a transaction not subject to, the registration requirements of the
Securities Act. Any offering to be made in the United States will be made to a
limited number of QIBs in a transaction exempt from registration under the
Securities Act. The Placing Shares are being offered and issued outside the
United States in accordance with Regulation S under the Securities Act.

The Placing Shares have not been approved or disapproved by the US Securities
and Exchange Commission, any state securities commission or other regulatory
authority, nor have the foregoing authorities endorsed the merits of

this
offering or the accuracy or adequacy of any offering materials. Any
representation to the contrary is unlawful.

The distribution of this Announcement and the Placing and/or issue
of the
Placing Shares in certain jurisdictions may be restricted by law.
No action has
been taken by the Company or Davy that would permit an offer of such
Placing
Shares or possession or distribution of this Announcement or any
other offering
or publicity material relating to such Placing Shares in any
jurisdiction where
action for that purpose is required. Persons to whose attention this
Announcement is drawn are required by the Company and Davy to inform
themselves
about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

Davy has entered into a placing agreement (the Placing Agreement)
with the
Company whereby Davy has, subject to the satisfaction of certain
conditions set
out therein, undertaken to use its reasonable endeavours as agent of
the Company
to seek to procure Placees for the Placing Shares.

The Placing Shares will, when issued, be credited as fully paid and
will rank
pari passu in all respects with the existing issued ordinary shares
of Euro0.16 per
share in the capital of the Company (Ordinary Shares).

In this Appendix, unless the context otherwise requires, Placee
means a person
(including individuals, funds or others) on whose behalf a
commitment to acquire
Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the Irish Stock Exchange and the UK
Listing
Authority (the UKLA) for admission of the Placing Shares to the
Official Lists
of the Irish Stock Exchange and the UKLA and to the London Stock
Exchange plc
(the London Stock Exchange) for admission to trading of the Placing
Shares on
the London Stock Exchange's market for listed securities (together
Admission).
It is expected that Admission will become effective on 8 February
2007 and that
dealings in the Placing Shares will commence at that time.

Bookbuild

Commencing today Davy will be conducting an accelerated bookbuilding process
(the Bookbuilding Process) to determine demand for participation in the Placing
by the Placees. This Appendix gives details of the terms and conditions of, and
the mechanics of participation in, the Placing. No commissions will be paid to
Placees or by Placees in respect of any Placing Shares.

An institution which is a Relevant Person and which wishes to participate in the
Bookbuilding Process should communicate its bid by telephone to its usual sales
contact at Davy or to David Smith at Davy (+353 1 679 2816).

Davy will be entitled to effect the Placing by such alternative method to the
Bookbuilding Process as it may, in its sole discretion, determine. To the
fullest extent permissible by law, neither Davy nor any of its affiliates shall
have any liability to Placees (or to any other person whether acting on behalf
of a Placee or otherwise). In particular, neither Davy nor any of its affiliates
shall have any liability in respect of its conduct of the Bookbuilding Process
or of such alternative method of effecting the Placing as Davy may determine
Participation in, and Principal terms of, the Bookbuilding Process

In participating in the Bookbuilding Process and the Placing Placees will be
deemed to have read and understood this Announcement (including this Appendix)
in its entirety and to be participating and making an offer for Placing Shares
on the terms and conditions, and to be providing the representations,
warranties, acknowledgements and undertakings, contained in this Appendix. AIBC
will make a further Announcement following the close of the Bookbuilding Process
detailing the number of Placing Shares to be issued and the price at which the
Placing Shares have been placed (the Pricing Announcement).

Davy is arranging the Placing as an agent of the Company.

Davy and its respective affiliates are entitled to participate as principal in
the Bookbuilding Process.

The Bookbuilding Process will establish a single price (the Placing Price)
payable to Davy by all Placees. Any discount to the market price of the

Ordinary Shares of the Company will be determined in accordance with the Listing
Rules of the Irish Stock Exchange and the Listing Rules as published by the UKLA
pursuant to Part VI of the UK Financial Services and Markets Act 2000 (FSMA) and
the IAIM/IPC guidelines.

The Bookbuilding Process is expected to close no later than 4.30 p.m. Dublin
time on 1 February 2007, but may be closed earlier at the sole discretion of
Davy or extended following agreement between Davy and the Company. Davy may, at
its sole discretion, accept bids that are received after the Bookbuilding
Process has closed.

A bid in the Bookbuilding Process will be made on the terms and conditions in
this Appendix and will not be capable of variation or revocation after the close
of the Bookbuilding Process.

Each Placee's allocation and the Placing Price will be confirmed to Placees
orally by Davy following the close of the Bookbuilding Process, and a trade
confirmation will be dispatched as soon as possible thereafter. Davy's oral
confirmation to such Placee will constitute an irrevocable legally binding
commitment upon such Placee to subscribe for the number of Placing Shares
allocated to it at the Placing Price on the terms and conditions set out in this
Appendix and in accordance with the Company's Memorandum and Articles of
Association.

Each Placee's obligations will be owed to AIBC and to Davy. Each Placee will
also have an immediate, separate, irrevocable and binding obligation, owed to
Davy, to pay to it (or as it may direct) in cleared funds an amount equal to the
product of the Placing Price and the amount of Placing Shares such Placee has
agreed to subscribe for. Davy will procure the allotment by AIBC of such Placing
Shares to each Placee following each Placee's payment to Davy of such amount.

Any offering made in the United States will be to a limited number of QIBs in a
transaction not involving any public offering. The Placing Shares will be
offered and sold outside the United States in accordance with the terms of

Regulation S under the Securities Act.

All obligations under the Placing will be subject to fulfilment of the
conditions referred to below under 'Conditions of the Placing'.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and
not having been terminated in accordance with its terms.

Davy's obligations under the Placing Agreement are conditional on, inter alia:

1. none of the warranties set out in the Placing Agreement being untrue,
inaccurate or misleading in any respect which is, in the sole opinion of Davy
acting in good faith, material in the context of the Placing as at the date of
the Placing Agreement or at the date of Admission;

2. the Company not being in breach of any of its obligations under the
Placing Agreement on or before the date of Admission in any respect which is, in
the sole opinion of Davy acting in good faith, material in the context of the
Placing; and

3. the announcement of the pricing of the Placing Shares pursuant to the
Placing Agreement prior to 7.00 p.m. on 1 February 2007;

4. Admission occurring not later than 8.00 a.m. on 8 February 2007 (or such
later date and/or time as Davy and the Company may agree).

If (a) the conditions contained in the Placing Agreement are not satisfied or
(to the extent permitted by the Placing Agreement) waived by Davy within the
stated time period (or such later time and/or date as the Company and Davy may
agree), or (b) the Placing Agreement is terminated in the circumstances
specified below, the Placing will lapse and the Placee's rights and obligations
hereunder shall cease and determine at such time and each Placee agrees that no
claim can be made by the Placee in respect thereof.

By participating in the Bookbuilding Process each Placee agrees that its rights
and obligations terminate only in the circumstances described above and will not
be capable of rescission or termination by it.

Davy may, at its discretion and upon such terms as it thinks fit, waive
compliance by AIBC with the whole or any part of any of AIBC's obligations in
relation to the conditions in the Placing Agreement. Davy reserves the right to
extend the time and/or date for fulfilment of any of the conditions in the
Placing Agreement. Any such extension or waiver will not affect Placees'
commitments as set out in this Announcement.

Neither Davy nor the Company shall have any liability to any Placee (or to any
other person whether acting on behalf of a Placee or otherwise) in respect of
any decision they may make as to whether or not to waive or to extend the time
and/or date for the satisfaction of any condition to the Placing nor for any
decision they may make as to the satisfaction of any condition or in respect of
the Placing generally.

Right to terminate under the Placing Agreement

Davy in its absolute discretion may by notice to the Company at any time up to
and including Admission, terminate the Placing Agreement if:

1. there shall have been a breach (by any party other than Davy) of any of
the representations, warranties or undertakings contained in the Placing
Agreement or there has been a breach of any other provision of the Placing
Agreement or any of the warranties contained in the Placing Agreement is not or
has ceased to be, true, accurate and not misleading which Davy in its sole
opinion, acting in good faith and (where Davy believes it is practicable to do
so) having consulted with the Company, considers to be material in the context
of the Placing or dealing in the Placing Shares in the secondary market; or

2. any statement contained in this announcement and certain other documents
has become or been discovered to be untrue, inaccurate or misleading which in
the sole opinion of Davy, acting in good faith and (where Davy believes it is
practicable to do so) having consulted with the Company, is material in the
context of the Placing or dealing in the Placing Shares in the secondary market;

or

3. no member of the Company's group (the 'Group') having, since 30
September 2006, experienced any significant adverse change; which in the sole
opinion of Davy acting in good faith and (where Davy believes it is practicable
to do so) having consulted with the Company, is or will or may be materially
adverse to the Placing or dealing in the Placing Shares in the secondary market
or which makes it impracticable to proceed with the Placing or the delivery of
Placing Shares on the terms and in the manner contemplated in the Placing
Agreement; or

4. there having occurred, or in the sole opinion of Davy, acting in good
faith and (where Davy believes it is practicable to do so) having consulted with
the Company, it being reasonably likely that there will occur: any suspension or
material limitation in trading of securities generally on any stock exchange or
trading facility or trading in any securities of the Company on the Irish Stock
Exchange or the London Stock Exchange in the sole opinion of Davy, acting in
good faith and (where Davy believes it is practicable to do so) having consulted
with the Company, is or will or may be materially adverse to the Placing or
dealing in the Placing Shares in the secondary market or which makes it
impracticable to proceed with the Placing or the delivery of Placing Shares on
the terms and in the manner contemplated in the Placing Agreement; or

5. there having occurred or, in the sole opinion of Davy, acting in good
faith and (where Davy believes it is practicable to do so) having consulted with
the Company it being reasonably likely that there will occur, any act of
terrorism, outbreak or escalation of hostilities, war, incident of terrorism,
declaration of emergency or martial law or other calamity, crisis or event,

change in national or international financial, monetary, economic, political or
market conditions (including fluctuation in exchange rates or exchange controls)
which in the sole opinion of Davy, acting in good faith and (where Davy believes
it is practicable to do so) having consulted with the Company, is or will or may

be materially adverse to the Placing or dealing in the Placing Shares in the
secondary market or which makes it impracticable to proceed with the Placing or
the delivery of Placing Shares on the terms and in the manner contemplated in
the Placing Agreement; or

6. there shall have been, occurred, happened or come into effect any event
or omission which in the sole opinion of Davy and (where Davy believes it is
practicable to do so) having consulted with the Company is or will be or may be
materially adverse to the Placing or dealing in the Placing Shares in the
secondary market, or which makes it impracticable to proceed with the Placing or
the delivery of Placing Shares on the terms and in the manner contemplated in
the Placing Agreement.

If Davy's obligations under the Placing Agreement are terminated in accordance
with its terms the rights and obligations of each Placee in respect of the
Placing as described in this Announcement (including this Appendix) shall cease
and determine at such time and no claim can be made by any Placee in respect
thereof.

By participating in the Placing each Placee agrees with Davy that the exercise
by Davy of any right of termination or other discretion under the Placing
Agreement shall be within the absolute discretion of Davy and that Davy need not
make any reference to such Placee and shall have no liability whatsoever to the
Placee (or to any other person whether acting on behalf of a Placee or
otherwise) in connection with any such exercise.

No Prospectus

No offering document or prospectus has been or will be submitted to be approved
by the Irish Financial Regulator in relation to the Placing and Placees'
commitments will be made solely on the basis of the information contained in
this Announcement (including this Appendix). Each Placee, by accepting a
participation in the Placing, agrees that the content of this Announcement and
the Pricing Announcement is exclusively the responsibility of the Company and

confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of Davy or the Company or any other person and neither Davy nor the Company nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Davy reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible or practicable within the CREST system within the timetable set out in this Announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Each Placee allocated Placing Shares in the Placing will be sent a trade confirmation stating the number of Placing Shares allocated to it, the Placing Price, the aggregate amount owed by such Placee to Davy and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions which it has in place with Davy.

It is expected that settlement will be on 8 February 2007 on a T+5 basis in accordance with the instructions set out in the trade confirmation. Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of 5 percentage points above the prevailing EURIBOR.

If a Placee does not comply with these obligations, Davy may sell any or all of
the Placing Shares allotted to that Placee on such Placee's behalf and retain
from the proceeds, for Davy's account and benefit, an amount equal to the
aggregate amount owed by the Placee plus any interest due. The relevant Placee
will, however, remain liable for any shortfall below the aggregate amount owed
by it and may be required to bear any stamp duty (together with any interest or
penalties) which may arise upon the sale of such Placing Shares on such Placee's
behalf.

If Placing Shares are to be delivered to a custodian or settlement agent,
Placees should ensure that the trade confirmation is copied and delivered
immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in a Placee's name or that of its
nominee or in the name of any person for whom a Placee is contracting as agent
or that of a nominee for such person, such Placing Shares should, subject as
provided below and under current law and practice, be so registered free from
any liability to stamp duty.

Representations and Warranties

By participating in the Bookbuilding Process each Placee (and any person acting
on such Placee's behalf):

1. represents and warrants that it has read this Announcement (including
this Appendix) in its entirety;

2. acknowledges that no offering document or prospectus has been prepared
in connection with the placing of the Placing Shares and represents and warrants
that it has not received a prospectus, or other offering document in connection
therewith;

3. acknowledges that the content of this Announcement is exclusively the
responsibility of the Company and that neither Davy nor any person acting on its
behalf has or shall have any liability for any information, representation or
statement contained in this Announcement or any information

previously published
by or on behalf of the Company and will not be liable for any
Placee's decision
to participate in the Placing based on any information,
representation or
statement contained in this Announcement or otherwise. Each Placee
further
represents, warrants and agrees that the only information on which
it is
entitled to rely and on which such Placee has relied in committing
itself to
acquire the Placing Shares is contained in this Announcement
(subject to the
Placee making its own investigations and satisfying itself that the
information
is still current) and any information previously published by the
Company by
notification to a Regulatory Information Service, such information
being all
that it deems necessary to make an investment decision in respect of
the Placing
Shares and that it has neither received nor relied on any other
information
given or representations, warranties or statements made by Davy or
the Company
and neither Davy nor the Company will be liable for any Placee's
decision to
accept an invitation to participate in the Placing based on any other
information, representation, warranty or statement. Each Placee
further
acknowledges and agrees that it has relied on its own investigation
of the
business, financial or other position of the Company in deciding to
participate
in the Placing;

4. acknowledges that neither Davy nor any person acting on
behalf of it nor
any of its respective affiliates has or shall have any liability for
any
publicly available or filed information or any representation
relating to the
Company, provided that nothing in this paragraph excludes the
liability of any
person for fraudulent misrepresentation made by that person;

5. represents and warrants that it is entitled to subscribe for
and/or
purchase Placing Shares under the laws of all relevant jurisdictions
which apply
to it and that it has fully observed such laws and obtained all such
governmental and other guarantees and other consents in either case
which may be
required thereunder and complied with all necessary formalities;

6. represents and warrants that it is, or at the time the
Placing Shares
are acquired that it will be, the beneficial owner of such Placing
Shares, or

that the beneficial owner of such Placing Shares is not a resident of Australia,
Canada or Japan or if it is resident in Canada (specifically in Alberta, British
Columbia or Ontario) and an accredited investor as defined in National
Instrument 45-106 Prospectus and Registration Exemptions ('45-106'), it is
purchasing the Placing Shares as Principal for its own account, not for the
benefit of any other person, and it is an 'accredited investor' as defined in
45-106 by virtue of being a person, company or other entity of the type
indicated in the list of accredited investors contained in 45-106 ;

7. acknowledges that the Placing Shares have not been and will not be
registered under the securities legislation of the United States, Australia,
Canada or Japan and, subject to certain exceptions, may not be offered, sold,
taken up, renounced or delivered or transferred, directly or indirectly, within
those jurisdictions;

8. if the Placing Shares were offered to it in the United States,
represents and warrants that in making its investment decision, (i) it has
relied on its own examination of the Company and the terms of the Placing,
including the merits and risks involved, (ii) it has made its own assessment of
the Company, the Placing Shares and the terms of the Placing based on such
information as is publicly available, (iii) it has consulted its own independent
advisors or otherwise has satisfied itself concerning, without limitation, the
effects of United States federal, state and local income tax laws and foreign
tax laws generally and the US Employee Retirement Income Security Act of 1974,
the US Investment Company Act of 1940, as amended and the Securities Act and
(iv) it has received all information that it believes is necessary or
appropriate in order to make an investment decision in respect of the Company
and the Placing Shares;

9. acknowledges that the Placing Shares are being offered and sold to it in
a transaction not involving any public offering in the United States within the

meaning of the Securities Act, and represents and warrants that it is either (i)
a QIB or (ii) subscribing for the Placing Shares in an 'offshore

transaction' in
accordance with Regulation S under the Securities Act, and if it is a QIB, (i)
it is subscribing for the Placing Shares for its own account, or for one or more
accounts as to each of which it exercises sole investment discretion and each of
which accounts is a QIB, for investment purposes, and not with a view to any
distribution or for resale in connection with the distribution thereof, in whole
or in part, in the United States and (ii) has such knowledge and experience in
financial and business matters as to be capable of evaluating the merits and
risks of its investment in the Placing Shares, and it and any accounts for which
it is subscribing Placing Shares (i) are each able to bear the economic risk of
its or their investment in the Placing Shares, (ii) will not look to the above-
mentioned names for all or part of any such loss or losses it or they may
suffer, (iii) are able to sustain a complete loss on its or their investment in
the Placing Shares, (iv) have no need for liquidity with respect to its or their
investment in the Placing Shares and (v) have no reason to anticipate any change
in its or their circumstances, financial or otherwise, which may cause or
require any sale or distribution by it or them of all or any part of the Placing
Shares.

10. acknowledges that the Placing Shares have not been and will not be
registered under the Securities Act or with any State or other jurisdiction of
the United States, nor approved or disapproved by the US Securities and Exchange
Commission, any state securities commission in the United States or any other
United States regulatory authority, and agrees not to reoffer, resell, pledge or
otherwise transfer the Placing Shares except (i) outside the United States in
offshore transactions in accordance with Regulation S under the Securities Act,
(ii) in the United States to QIBs pursuant to Rule 144A under the Securities
Act, or (iii) pursuant to Rule 144 under the Securities Act, and in any case in
compliance with all applicable laws;

11. acknowledges that where it is acquiring the Placing Shares for one or
more managed accounts, it represents and warrants that it is authorised in

writing by each managed account to acquire the Placing Shares for each managed
account. Each Placee agrees to indemnify and hold the Company and Davy harmless
from any and all costs, claims, liabilities and expenses (including legal fees
and expenses) arising out of or in connection with any breach of the representations and warranties in this paragraph 11. Each Placee agrees that
the provisions of this paragraph 11 shall survive the resale of the Placing
Shares by or on behalf of the managed accounts;

12. acknowledges that no representation has been made as to the availability of Rule 144 or any other exemption under the Securities Act for the
reoffer, resale, pledge or transfer of the Placing Shares;

13. acknowledges and understands that the Placing Shares offered and sold
in the United States are 'restricted securities' within the meaning of Rule 144
(a)(3) under the Securities Act and represents and warrants on its own behalf
and on behalf of any accounts for which it is acting that, so long as the
Placing Shares are 'restricted securities', it will not deposit the Placing
Shares into any unrestricted depositary facility established or maintained by
any depositary bank in respect of the Ordinary Shares;

14. if in the UK, represents and warrants that the issue to it, or the
person specified by it for registration as holder, of Placing Shares will not
give rise to a liability under any of sections 67, 70, 93 or 96 of the UK
Finance Act 1986 (depositary receipts and clearance services) and that the
Placing Shares are not being acquired in connection with arrangements to
transfer Placing Shares into a clearance system or to issue depositary receipts;

15. represents and warrants that it has complied with its obligations in
connection with money laundering and terrorist financing under the Criminal
Justice Act 1994 (Section 32) Regulations 2003 and the Criminal Justice Act 1994
(Section 32) (Amendment) Regulations 2003, (or if in the UK) the Proceeds of
Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003
(together 'the Regulations') and, if making payment on behalf of a third party,
that satisfactory evidence has been obtained and recorded by it to verify the

identity of the third party as required by the Regulations;

16. if in the UK, represents and warrants that it and any person acting on its behalf is a person falling within section 86(7) of FSMA, being a qualified investor, and Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

17. represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in Ireland or the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in Ireland or the United Kingdom;

18. if in the UK, represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

19. if in the UK, represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

20. represents and warrants that it and any person acting on its behalf is entitled to subscribe for the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including,

without limitation, in the case of any person on whose behalf it is acting, all
necessary consents and authorities to agree to the terms set out or referred to
in this Announcement) and will honour such obligations;

21. undertakes that it (and any person acting on its behalf) will make
payment for the Placing Shares allocated to it in accordance with this
Announcement (including this Appendix) on the due time and date set out herein,
failing which the relevant Placing Shares may be placed with other subscribers
or sold as Davy may in its sole discretion determine and without liability to
such Placee;

22. acknowledges that Davy is not making any recommendations to it or
advising it regarding the suitability of any transactions it may enter into in
connection with the Placees and that participation in the Placing is on the
basis that it is not and will not be a client of Davy and that Davy does not
have duties or responsibilities to it for providing the protections afforded to
their clients or customers or for providing advice in relation to the Placing
nor in respect of any representations, warranties, undertakings or indemnities
contained in the Placing Agreement nor for the exercise or performance of any of
its rights and obligations thereunder including any rights to waive or vary any
conditions or exercise any termination right;

23. undertakes that the person who it specifies for registration as holder
of the Placing Shares will be (i) itself or (ii) its nominee, as the case may
be. Neither Davy nor the Company will be responsible for any liability to stamp
duty and any interest or penalties resulting from a failure to observe this
requirement and it agrees to indemnify the Company and Davy in respect of the
same. Each Placee and any person acting on behalf of such Placee agrees to
participate in the Placing on the basis that the Placing Shares will be allotted
to the CREST stock account of Davy Nominees Limited who will hold them as
nominee on behalf of such Placee until settlement in accordance with its
standing settlement instructions;

24. acknowledges that any agreements entered into by it

pursuant to these
terms and conditions shall be governed by and construed in accordance with the
laws of Ireland and it submits (on behalf of itself and on behalf of any person
on whose behalf it is acting) to the exclusive jurisdiction of the Irish courts
as regards any claim, dispute or matter arising out of any such contract, except
that enforcement proceedings in respect of the obligation to make payment for
the Placing Shares (together with any interest chargeable thereon) may be taken
by the Company or Davy in any jurisdiction in which the relevant Placee is
incorporated or in which any of its securities have a quotation on a recognised
stock exchange;

25. agrees that the Company, Davy and others will rely upon the truth and
accuracy of the foregoing representations, warranties, acknowledgements and
undertakings which are given to Davy on their own behalf and on behalf of the
Company and are irrevocable; and

26. represents that it has not relied on any investigation that Davy or any
person acting on its behalf may have conducted with respect to the Placing
Shares or AIBC.

The agreement to settle a Placee's acquisition (and/or the acquisition of a
person for whom such Placee is contracting as agent) free of stamp duty and any
interest or penalties depends on the settlement relating only to an acquisition
by it and/or such person direct from the Company for the Placing Shares in
question. Such agreement assumes that the Placing Shares are not being acquired
in connection with arrangements to transfer the Placing Shares into a clearance
service or to issue depositary receipts. If there are any such arrangements, or
the settlement related to any other dealing in the Placing Shares, stamp duty

may be payable, for which neither the Company nor Davy will be responsible. If
this is the case, each Placee should seek its own advice and notify Davy
accordingly.

In addition, Placees should note that they will be liable for any capital duty,
stamp duty and all other stamp, issue, securities, transfer,

registration,
documentary or other duties or taxes (including any interest, fines or penalties
relating thereto) payable outside Ireland by them or any other person on the
acquisition by them of any Placing Shares or the agreement by them to acquire
any Placing Shares.

This Announcement has been issued by AIBC and is the sole responsibility of
AIBC.

Davy, which is authorised by the Irish Financial Regulator, is acting for AIBC
in connection with the Placing and no one else and will not regard any other
person as its client in relation to the Placing and will not be responsible to
anyone other than AIBC for providing the protections afforded to its respective
clients nor for providing advice in relation to the Placing or any other matter
referred to in this Announcement. Any prospective Placee is recommended to seek
its own professional advice.

Past performance is no guide to future performance and persons needing advice
should consult an independent financial adviser.

All times and dates in this Announcement may be subject to amendment. Davy
shall notify the Placees of any changes.

This Announcement includes 'forward-looking statements'. All statements other
than statements of historical fact included in this Announcement, including,
without limitation, those regarding the Company's financial position, business
strategy, plans and objectives of management for future operations (including
development plans and objectives relating to the Company's products), are
forward-looking statements. Such forward-looking statements involve known and
unknown risks, uncertainties and other important factors that could cause actual
results to be materially different from future results, performance or
achievements expressed or implied by such forward-looking statements. Such
forward-looking statements are based on numerous assumptions regarding the
Company's present and future business strategies and the environment in which
the Company will operate in the future. You should not place undue reliance on

forward-looking statements, which speak only as at the date of this Announcement. The Company assumes no responsibility to update any of the
forward-looking statements contained herein.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Result of Issue of Equity

RNS Number:5395Q
Anglo Irish Bank Corp PLC
01 February 2007

ANGLO IRISH BANK CORPORATION PLC

1 February 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED
STATES,
CANADA, AUSTRALIA OR JAPAN

This announcement does not represent an offer of securities for sale
in the
United States or Canada, and the securities may not be offered in
the United
States or Canada absent registration or an exemption from
registration. Members
of the public are not eligible to take part in the Placing. This
announcement
(including the terms and conditions in the appendix attached) is
directed only
at 'qualified investors' within the meaning of Article 2(1) of the
Prospectus
Directive (Directive 2003/71/EC) ('Qualified Investors') or
Investment
Professionals (as defined in article 19(5) of the UK Financial
Services and
Markets Act 2000 (Financial Promotion) Order 2005 (the 'Order') or
persons who
fall within article 49(2)(a) to (d) ('high net worth companies,
unincorporated
associations, etc') of the Order. This announcement must not be
acted on or
relied on by persons who are not either Investment Professionals or
persons who
fall within article 49(2)(a) to (d) of the Order.

Anglo Irish Bank Corporation plc ('AIBC')

Result of Placing

Further to the announcement ('Announcement') made earlier today
regarding the
Placing of new ordinary shares ('Placing Shares') in AIBC, the
Placing Price and
issue size have now been determined following the successful
completion of the
bookbuilding process.

The Placing Price was set at 15.20 cent per Placing Share and
35,709,707 Placing
Shares will be issued.

Based on the Placing Price, the gross proceeds receivable by AIBC are
approximately Euro542 million. The Placing Shares being issued
represent 5 per cent
of AIBC's issued ordinary share capital as at 27 January 2006.

Application has been made for, and the Placing is conditional on,
inter alia,
admission of the Placing Shares to listing on the Official Lists of
the Irish
Stock Exchange and of the UK Listing Authority and to admission to
trading on
the London Stock Exchange's main market for listed securities
(together '
Admission'). It is expected that Admission will become effective and
dealings
will commence in the Placing Shares on 8 February 2007.

David Drumm, Group Chief Executive, said 'We are delighted with the
very
positive response to the Placing. The issue was placed with a wide
range of new
and existing, Irish and international institutional investors, and
increases
total ordinary equity shareholders' funds by 20%, from Euro2.68
billion to Euro3.22
billion. The Bank is very well positioned to take advantage of
future organic
growth opportunities in each of our core markets.'

Contacts:

Anglo Irish Bank Corporation plc

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Ph: +353 1 616 2001

Davy

Kyran McLaughlin, Head of Capital Markets
Ivan Murphy, Director Corporate Finance
Ph: +353 1 679 7788

Drury Communications
Billy Murphy
Ph: +353 1 260 5000

Defined terms in this announcement have, unless the context otherwise requires,
the same meaning given to them in the Announcement.

This announcement has been issued by and is the sole responsibility of AIBC.

Davy is acting exclusively for AIBC in connection with the Placing and no-one
else and will not be responsible to anyone other than AIBC for providing the
protections afforded to its respective clients, or for giving advice in relation
to the Placing or any other matter referred to in this announcement.

This announcement is for information purposes only and does not constitute an
offer or an invitation to acquire or dispose of any securities or investment
advice in any jurisdiction. Without limitation to the foregoing, this
announcement does not constitute an offer to sell or issue or the solicitation
of an offer to buy or acquire any securities in the capital of AIBC in the
United States, Canada, Australia or Japan or any jurisdiction in which such an
offer or solicitation is unlawful and should not be relied upon in connection
with any decision to acquire the Placing Shares or any other securities in the
capital of AIBC. The Placing Shares have not been and will not be registered
under the US Securities Act of 1933 as amended (the 'Securities Act') or under
the securities laws of any state of the United States and may not be offered or
sold within the United States unless they are registered with the US Securities
and Exchange Commission or an exemption from registration is available. No
public offering of the Placing Shares will be made in the United States or

elsewhere.

The distribution of this announcement and the Placing may be restricted by law
in certain other jurisdictions. No action has been taken by AIBC or Davy that
would permit an offer of the Placing Shares or possession or distribution of
this announcement or any other offering or publicity material relating to such
Placing Shares in any jurisdiction where action for that purpose is required.
Persons into whose possession this announcement comes are required by AIBC or
Davy to inform themselves about and to observe any such restrictions.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Directorate Change

RNS Number:6123Q
Anglo Irish Bank Corp PLC
02 February 2007

ANGLO IRISH BANK CORPORATION PLC. APPOINTS NEW NON-EXECUTIVE DIRECTOR

Anglo Irish Bank Corporation plc announces today (Friday 2nd February 2007) the appointment of Ms. E. Noel Harwerth to the Board of the Bank as a Non-executive Director.

Noel was Chief Operating Officer of Citibank International in Europe until 2003.
She has extensive experience in international financial services with particular expertise in risk management, governance, and taxation.

Noel holds a number of Non-executive Directorships in the UK across a number of business sectors. These include Partnership Director, London Underground and Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe.

Commenting on the appointment, Sean Fitzpatrick, Chairman of Anglo Irish Bank, said 'We are delighted to welcome somebody of Noel's calibre to our Board. The Bank will be further strengthened by her knowledge and experience of financial services'

- Ends -

2nd February 2007

For further information please contact:

David Drumm

Group Chief Executive

Tel: +353 1 6162001

END

BOAIIFETFIIFIID

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ANGLO
IRISH
BANK

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Anglo Irish Bank - AGM Statement

RNS Number:6318Q
Anglo Irish Bank Corp PLC
02 February 2007

Anglo Irish Bank Corporation plc

Chairman's Address

Annual General Meeting, 2 February 2007

2006 was the most successful year to date for your Bank. Our simple strategy of
effective delivery for clients, while focusing relentlessly on managing risk and
costs, has delivered excellent results in each of the Group's divisions.

During the period we achieved a number of significant milestones in this the
Bank's 21st year of successive profit growth. Total income increased by 35% to
Euro1.2 billion - the first time the Group's revenues have broken the Euro1 billion
mark. The Bank's market capitalisation is now approaching Euro12 billion.

The financial performance highlights for the year include:

Profitability and shareholder value

* Record profit before tax of Euro850 million, an increase of 38%
* Earnings per share of 93.7 cent, up 32%
* Return on equity of 30%
* Proposed final dividend of 10.84 cent bringing total dividend for the year to 16.24 cent, an increase of 20% on 2005

Operational performance

* Total assets increased by 48% to Euro73.3 billion
* Record growth in customer lending of Euro15.6 billion, an increase of 45%
* Total funding up 48% to Euro62.2 billion
* Employee numbers grew to 1,638, a 16% increase year-on-year
* Cost to income ratio highly efficient at 26.5%

Our performance during 2006 has put the Bank on an even sounder footing to deliver on the opportunities arising in each of our chosen markets and to continue our sustained record of profitability and excellent shareholder returns.

Business Lending

The Bank's business lending activities had their strongest year to date achieving net loan growth of Euro15.6 billion - an increase of some 45%. This brought our year end loan balances to over Euro50 billion, when funding provided to customers under investment contracts is included.

Asset quality is of paramount importance to any bank and is a significant contributory factor to the Group's continued success. Our centralised risk model ensures we assess and stress test every loan throughout the Bank at inception and on a continual basis to ensure that each transaction could withstand more adverse conditions. The strength of this approach is evidenced by impaired loans at the year end representing just 0.52% of total Group lending.

Treasury

It has been another strong year for our Group Treasury Division. The Division provided a robust and well diversified funding platform to facilitate the Bank's controlled growth. In addition it also generated record fee income through Corporate Treasury Sales.

Total funding at September 2006 stood at Euro62.2 billion, up 48%

year-on-year. The
increasing strength of the Bank's franchise in both the retail and corporate
deposit markets was reflected by the 46% increase in total customer deposits to
Euro36.9 billion - a rise that was spread across all our key markets.

Wealth Management

Wealth Management Division had an excellent year in 2006, contributing Euro53
million to Group profit before tax, a 39% increase. This growth was spread
across all locations - Ireland, Austria, the Isle of Man and Switzerland with a
particularly strong performance by our Irish Private Bank.

We envisage significant growth in this market in the longer term and are
confident that our ability to leverage off our market reputation and existing
client base will enable us to realise this opportunity to the full.

Dividend

Your Board recommends a final ordinary dividend of 10.84 cent per share,
bringing the total dividends for the year to 16.24 cent, an increase of 20%.
This final ordinary dividend will be paid, subject to your approval, on 15
February 2007. Dividend cover remains strong at 5.8 times.

Capital

This has been a record year for capital with the Bank's shareholders' funds
increasing by over 50% or almost Euro1 billion to Euro2.7 billion at 30 September
2006.

The capital base was further enhanced yesterday through the placement of 35.7
million new ordinary equity shares raising in excess of Euro540 million. The
issue, equivalent to 5% of the Bank's ordinary share capital, was taken up by a
wide range of new and existing Irish and international institutional investors
and was more than four times oversubscribed. This positions the Bank very

strongly to deliver on the substantial organic growth opportunities in each of
our core markets well into the future.

People

The continuing success of the Bank's business is founded on the talent,
professionalism and dedication of all our people. On behalf of all stakeholders,
I would like to thank them for another year of outstanding effort.

Board

The Board announced in July 2006 the appointment of Pat Whelan as an Executive
Director. I am delighted to welcome Pat to your Board - it will benefit greatly
from his involvement.

I would also like to welcome two new Non-executive Directors to the Board and
their first Annual General Meeting. Anne Heraty joined the Board in April 2006
and Noel Harwerth, our most recent appointee, was co-opted to your Board just
yesterday. Noel was Chief Operating Officer of Citibank International in Europe
until 2003 and she has extensive experience in international financial services
with particular expertise of governance and risk management. We look forward to
their involvement in the Bank's next phase of growth.

At this AGM Patrick Wright retires as a Non-executive Director. I would like to
pay tribute to Paddy whose contribution to the development of the Bank since
joining the Board as a Non-executive Director in February 2000 has been
outstanding.

Bernard Daly, Group Secretary, retires after 14 highly successful years in
various senior roles in the Bank. I would like to thank Bernard for his
significant contribution and commitment. Bernard will be succeeded as Group
Secretary by Natasha Mercer, who has been with the Bank since 1999.

Outlook

We see significant opportunities for continued growth throughout the Group. We
believe that the proven strengths of our focused strategy, together with our
centralised business model and the efforts of our talented, motivated and
dedicated team, will enable the Bank to grasp these opportunities and to
continue to deliver superior returns for you, our shareholders.

I am pleased to report that in the first four months of the current financial
year the Bank has performed strongly across all of our businesses and I
confidently expect this trend to continue throughout 2007.

Sean FitzPatrick

Chairman

2 February 2007

END

AGMEAFAAEDAXEFE


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Annual Information Update

RNS Number:9873Q
Anglo Irish Bank Corp PLC
08 February 2007

ANGLO IRISH BANK CORPORATION PLC (22045)

ANNUAL INFORMATION UPDATE (AIU)

8th February 2007

In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005
(S.I No. 324 of 2005)

Introduction

Anglo Irish Bank Corporation plc published its Annual Report on the 8th January,
2007 and is therefore submitting its AIU to the Exchange as required under Part
11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I No. 324 of
2005). We are publishing the AIU via an RNS announcement today and making it
available in the Investor Relations section on our website at www.angloirishbank.com

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings made under the rules of
the ISE, and the UKLA.

ISE/UKLA Filings

02/02/2007 AGM Statement

02/02/2007	Directorate Change
01/02/2007	Result of Issue of Equity
01/02/2007	Issue of Equity
22/01/2007	Director/PDMR Shareholding
22/01/2007	Director/PDMR Shareholding
22/01/2007	Director/PDMR Shareholding
16/01/2007	Holding(s) in Company
15/01/2007	Director/PDMR Shareholding
15/01/2007	Director/PDMR Shareholding
15/01/2007	Director/PDMR Shareholding
15/01/2007	Director/PDMR Shareholding
04/01/2007	Directorate Change
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Director/PDMR Shareholding
21/12/2006	Dividend Declaration
06/12/2006	Final Results
04/12/2006	Call Notification
01/12/2006	Notice of Results
01/12/2006	Company Secretary Change
27/10/2006	BlockListing Interim Review
05/10/2006	Redemption
05/09/2006	Pre-Close Trading Statement
23/08/2006	Date of Announcement
19/07/2006	Director/PDMR Shareholding
19/07/2006	Director/PDMR Shareholding
19/07/2006	Director/PDMR Shareholding
19/07/2006	Director/PDMR Shareholding
19/07/2006	Director/PDMR Shareholding
12/07/2006	Director Declaration
10/07/2006	Brochure of Particulars
10/07/2006	Directorate Change
09/06/2006	Document Availability
25/05/2006	Dividend Declaration
22/05/2006	Director/PDMR Shareholding
22/05/2006	Director/PDMR Shareholding
22/05/2006	Director/PDMR Shareholding
17/05/2006	Director/PDMR Shareholding
15/05/2006	Director/PDMR Shareholding
12/05/2006	Director/PDMR Shareholding
12/05/2006	Director/PDMR Shareholding
12/05/2006	Director/PDMR Shareholding
12/05/2006	Director/PDMR Shareholding
12/05/2006	Director/PDMR Shareholding
12/05/2006	Director/PDMR Shareholding
10/05/2006	Interim Results
02/05/2006	Director Declaration
27/04/2006	Block Listing Review
27/04/2006	Directorate Change
21/04/2006	Notice of Results
30/03/2006	FRN Variable Rate Fix
29/03/2006	FRN Variable Rate Fix
28/03/2006	FRN Variable Rate Fix

28/03/2006	Transition to IFRS
28/03/2006	Transition to IFRS
27/03/2006	FRN Variable Rate Fix
23/03/2006	Holding(s) in Company
22/03/2006	FRN Variable Rate Fix
22/03/2006	FRN Variable Rate Fix
21/03/2006	Directorate Change
13/03/2006	FRN Variable Rate Fix
13/03/2006	FRN Variable Rate Fix
13/03/2006	FRN Variable Rate Fix
10/03/2006	FRN Variable Rate Fix
10/03/2006	FRN Variable Rate Fix
10/03/2006	FRN Variable rate Fix
09/03/2006	FRN Variable Rate Fix
08/03/2006	FRN Variable Rate Fix
08/03/2006	FRN Variable Rate Fix
07/03/2006	FRN Variable Rate Fix
03/03/2006	FRN Variable Rate Fix
28/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
14/02/2006	Director/PDMR Shareholding
10/02/2006	Document Availability
03/02/2006	Result of AGM
02/02/2006	Director Declaration
01/02/2006	Brochure of Particulars
27/01/2006	AGM Statement
27/01/2006	Directorate Change
19/01/2006	Annual Information Update
19/01/2006	Issue of Equity
19/01/2006	Issue of Equity

Copies of the documents published via RNS may be obtained from the Regulatory
News Service provided by the London Stock Exchange and any related documents are
available at the UKLA's Document Viewing Facility, Financial Services Authority,
25 The North Colonade, Canary Wharf, London, E14 5HS.

Copies can also be located on the Company's website.

2. Documents filed at the Companies Registration Office

19/01/07 B5N- Allotment of Shares

09/01/07	B5N- Allotment of Shares
09/01/07	B5N- Allotment of Shares
03/01/07	B5N- Allotment of Shares
03/01/07	B5N- Allotment of Shares
13/12/06	B5N- Allotment of Shares
13/12/06	B5N- Allotment of Shares
28/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
25/08/06	B5N- Allotment of Shares
11/08/06	B5N- Allotment of Shares
11/08/06	B5N- Allotment of Shares
11/08/06	B5N- Allotment of Shares
11/08/06	B5N- Allotment of Shares
26/07/06	B10- Change in Director
24/07/06	B5N- Allotment of Shares
24/07/06	B5N- Allotment of Shares
07/07/06	B5N- Allotment of Shares
07/07/06	B5N- Allotment of Shares
16/06/06	B5N- Allotment of Shares
29/05/06	B18- Registration of a Prospectus
24/05/06	B5N- Allotment of Shares
24/05/06	B5N- Allotment of Shares
24/05/06	B5N- Allotment of Shares
24/05/06	B5N- Allotment of Shares
10/05/06	B10- Change in Director
25/04/06	B5N- Allotment of Shares
13/04/06	B5N- Allotment of Shares
05/04/06	B5N- Allotment of Shares
05/04/06	B5N- Allotment of Shares
03/04/06	B10- Change in Director
08/03/06	B5N- Allotment of Shares
24/02/06	B5N- Allotment of Shares
24/02/06	B5N- Allotment of Shares
20/02/06	B5N- Allotment of Shares
20/02/06	B5N- Allotment of Shares
17/02/06	B5N- Allotment of Shares
15/02/06	B5N- Allotment of Shares
15/02/06	B5N- Allotment of Shares
15/02/06	B1-Annual Return
15/02/06	B1-Annual Return
10/02/06	B10- Change in Director
10/02/06	G1- Special Resolution
10/02/06	G1- Special Resolution
10/02/06	G2- Ordinary Resolution
08/02/06	B5N- Allotment of Shares
08/02/06	B5N- Allotment of Shares
08/02/06	B5N- Allotment of Shares
08/02/06	B5N- Allotment of Shares
13/12/06	B5N- Allotment of Shares
13/12/06	B5N- Allotment of Shares
28/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares
06/10/06	B5N- Allotment of Shares

06/10/06 B5N- Allotment of Shares
06/10/06 B5N- Allotment of Shares
06/10/06 B5N- Allotment of Shares
06/10/06 B5N- Allotment of Shares
06/10/06 B5N- Allotment of Shares
25/08/06 B5N- Allotment of Shares
11/08/06 B5N- Allotment of Shares
11/08/06 B5N- Allotment of Shares
11/08/06 B5N- Allotment of Shares
26/07/06 B10- Change in Director
24/07/06 B5N- Allotment of Shares
24/07/06 B5N- Allotment of Shares
24/07/06 B5N- Allotment of Shares
07/07/06 B5N- Allotment of Shares
07/07/06 B5N- Allotment of Shares
16/06/06 B5N- Allotment of Shares
29/05/06 B5N- Allotment of Shares
24/05/06 B5N- Allotment of Shares
24/05/06 B5N- Allotment of Shares
24/05/06 B5N- Allotment of Shares
24/05/06 B5N- Allotment of Shares
10/05/06 B10- Change in Director
25/04/06 B5N- Allotment of Shares
13/04/06 B5N- Allotment of Shares
05/04/06 B5N- Allotment of Shares
05/04/06 B5N- Allotment of Shares
03/04/06 B10- Change in Director
08/03/06 B5N- Allotment of Shares
24/02/06 B5N- Allotment of Shares
24/02/06 B5N- Allotment of Shares
20/02/06 B5N- Allotment of Shares
20/02/06 B5N- Allotment of Shares
17/02/06 B5N- Allotment of Shares
15/02/06 B5N- Allotment of Shares
15/02/06 B5N- Allotment of Shares
15/02/06 B1-Annual Return
15/02/06 B1-Annual Return
10/02/06 B10- Change in Director
10/02/06 G1- Special Resolution
10/02/06 G1- Special Resolution
10/02/06 G2- Ordinary Resolution
08/02/06 B5N- Allotment of Shares
08/02/06 B5N- Allotment of Shares
08/02/06 B5N- Allotment of Shares
08/02/06 B5N- Allotment of Shares

Copies of these documents can be located from the Companies
Registration Office
website at www.cro.ie

3. Documents filed with the Securities and Exchange Commission

The company has submitted all of the above filings to the Securities
and
Exchange Commission by virtue of having American Depositary Shares.

4. Accuracy of the Information

It is acknowledged that whilst the information referred to above was
up to date
at the time of publication, such disclosures may, at any time,
become out of
date due to changing circumstances.

Further information regarding the Company and its activities is
available at
www.angloirishbank.com

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc
Tel: 00353 01 6162506

This information is provided by RNS
The company news service from the London Stock Exchange

END

AIUUWVBRBKRURAR

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IRISH
BANK

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Anglo Irish Bank - Director Declaration

RNS Number:0497R
Anglo Irish Bank Corp PLC
09 February 2007

Anglo Irish Bank Corporation plc - Director Declaration

The following information is notified in connection with the recent appointment of Ms. E. Noel Harwerth to the Board of Anglo Irish Bank Corporation plc, under Rule 9.6.13 of the UKLA Listing Rules or Rule 6.6.13 of the Irish Stock Exchange Listing Rules.

Ms. Harwerth is currently a Non-executive Director of Royal and Sun Alliance Insurance Group plc, the Corporate Services Group plc and Corus Group plc

There is no other information to notify under this rule.

-Ends-

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Brochure of Particulars

RNS Number:0559R
Anglo Irish Bank Corp PLC
09 February 2007

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

FINAL DIVIDEND 2006

Application has been made to the Irish Stock Exchange and the UK Listing
Authority for the admission of 2,147,859 ordinary shares of nominal value of
Euro0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to
the Official List of the Irish Stock Exchange and the UK Listing Authority.
Application has been made to the Irish Stock Exchange and the London Stock
Exchange for these shares to be admitted to trading. These shares have been
issued pursuant to the Anglo Irish Bank Corporation plc Scrip Dividend Scheme
dated December 2007.

Such admission is expected to become effective and dealings to commence on these
shares on 15th February 2007.

8 February 2007

This announcement has been issued through the Companies Announcement Service of

This information is provided by RNS
The company news service from the London Stock Exchange

END

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IRISH
BANK

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Anglo Irish Bank - Document Availability

RNS Number:0589R
Anglo Irish Bank Corp PLC
09 February 2007

DOCUMENT AVAILABILITY

Anglo Irish Bank Corporation plc

- Scrip Dividend Election Offer Form.

A copy of the above document issued by Anglo Irish Bank Corporation plc is being
submitted to the Irish Stock Exchange and the UK Listing Authority, and will
shortly be available for inspection at the following locations:

1. Company Announcements Office

Irish Stock Exchange

28 Anglesea Street

Dublin 2

Ireland

Tel: + 353 1 6174200

2. Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

United Kingdom

Tel: + 44 207 066 1000

Natasha Mercer

Group Company Secretary

Anglo Irish Bank Corporation plc

Tel: +353 1 6162506

Date: 9th February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

CIRFGGGZNLGGNZM_SN_RNS0589R_SU_RNSTEST_XX_173228.8377_RZ__RT_R.xRoute
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~


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:1067R
Anglo Irish Bank Corp PLC
12 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer 2 State whether the notification relates to:
1
Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

Name of person discharging managerial 4 State whether notification relates to a person connected with a
3 responsibilities/director person discharging managerial responsibilities/director named in 3 and identify the connected person
Anthony Campbell
PDMR named in 3
Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives
5 in respect of a holding of the person or financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above
Name of registered shareholder(s) 8 State the nature of the transaction
7 and, if more than one, number of
shares held by each of them Grant of Options

Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
9 financial instruments relating to should not be taken

into account when calculating percentage)
shares acquired
Number of shares, debentures or 12 Percentage of
issued class disposed (treasury shares of that class
11 financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed
Price per share or value of 14 Date and place of
transaction
13 transaction
Total holding following notification 16 Date issuer
informed of transaction
15 and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

Date of grant 18 Period during
which or date on which it can be
17 exercised
9th February 2007
Basic Tier -
9th February 2010 to 9th February 2017

Second Tier -
9th February 2012 to 9th February 2017

ESOP - 9th
February 2010 to 9th February 2017
Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
19 the option and number)

Basic Tier Options - Euro1.25 Basic Tier
Options - 70,000

Second Tier Options - Euro1.25 Second
Tier Options - 60,000

ESOP - Euro2.50 ESOP -
70,000
Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
21 grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise
1,048,040
Euro16.11
Any additional information 24 Name of
contact and telephone number for queries
23
Natasha
Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 12th February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:1062R
Anglo Irish Bank Corp PLC
12 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Pat Whelan Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or
is in respect of a holding of the financial instruments relating to shares
person referred to in 3 or 4
above or in respect of a Ordinary shares of Euro0.16 each
non-beneficial interest.

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Grant of Options

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class

financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of transaction
transaction

15 Total holding following 16 Date issuer informed of transaction
notification and total percentage
holding following notification
(any treasury shares should not
be taken into account when
calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be
exercised

9th February 2007

Basic Tier - 9th February 2010 to 9th February 2017

Second Tier - 9th February 2012 to 9th February 2017

ESOP - 9th February 2010 to 9th February 2017

19 Total amount paid (if any) for grant of 20 Description of shares or debentures involved (class
the option and number)

Basic Tier Options - Euro1.25 Basic Tier Options - 70,000

Second Tier Options - Euro1.25 Second Tier Options - 80,000

ESOP - Euro2.50 ESOP - 50,000

21 Exercise price (if fixed at time of 22 Total number of shares or debentures over which
grant) or indication that the price is options are held following notification
to be fixed at the time of exercise

901,366

Euro16.11

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 12th February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:1071R
Anglo Irish Bank Corp PLC
12 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer 2 State whether the
notification relates to:
1
Anglo Irish Bank Corporation plc (i) a transaction
notified in accordance with Market Abuse Rules;

(ii) a disclosure
made in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in
accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and
(ii).

Both (i) and (ii)
and pursuant to Disclosure Rule

3.1.4 (1) (a) and
3.1.4 (1) (b)

Name of person discharging 4 State whether
notification relates to a person connected with a person

3 managerial responsibilities/ discharging
managerial responsibilities/director named in 3 and
director identify the
connected person

Peter Fitzgerald PDMR named in 3

Indicate whether the notification 6 Description of
shares (including class) debentures or derivatives or

5 is in respect of a holding of the financial
instruments relating to shares
person referred to in 3 or 4 above
or in respect of a non-beneficial Ordinary shares of
Euro0.16 each
interest.

PDMR named in 3 above
Name of registered shareholder(s) 8 State the nature of
the transaction

7 and, if more than one, number of
shares held by each of them Grant of Options

Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class

9 financial instruments relating to should not be taken into account when calculating percentage)
shares acquired
Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class

11 financial instruments relating to should not be taken into account when calculating percentage)
shares disposed
Price per share or value of 14 Date and place of transaction

13 transaction
Total holding following 16 Date issuer informed of transaction

15 notification and total percentage
holding following notification
(any treasury shares should not be
taken into account when
calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

Date of grant 18 Period during which or date on which it can be
17 exercised
9th February 2007
Basic Tier - 9th February 2010 to 9th February 2017

Second Tier - 9th February 2012 to 9th February 2017

ESOP - 9th February 2010 to 9th February 2017
Total amount paid (if any) for grant 20 Description of shares or debentures involved (class
19 of the option and number)

Basic Tier Options - Euro1.25 Basic Tier Options - 40,000

Second Tier Options - Euro1.25 Second Tier Options - 70,000

ESOP - Euro2.50 ESOP - 40,000
Exercise price (if fixed at time of 22 Total number of shares or debentures over which
21 grant) or indication that the price options are held following notification
is to be fixed at the time of

exercise 251,756

Euro16.11

Any additional information 24 Name of contact and telephone number for queries

23

Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 12th February 2007

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:1076R
Anglo Irish Bank Corp PLC
12 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer 2 State whether the notification relates to:
1
Anglo Irish Bank Corporation (i) a transaction notified in accordance with Market Abuse Rules;
plc

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

Name of person discharging 4 State whether notification relates to a person connected with a person
3 managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Matt Moran PDMR named in 3

Indicate whether the 6 Description of shares (including class) debentures or derivatives or
5 notification is in respect of a financial instruments relating to shares
holding of the person referred
to in 3 or 4 above or in Ordinary shares of Euro0.16 each
respect of a non-beneficial
interest.

PDMR named in 3 above

Name of registered shareholder 8 State the nature of the transaction
7 (s) and, if more than one,
number of shares held by each Grant of Options
of them

Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
9 financial instruments relating should not be taken into account when calculating percentage)
to shares acquired

Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
11 financial instruments relating should not be taken into account when calculating percentage)
to shares disposed

Price per share or value of 14 Date and place of transaction
13 transaction

Total holding following 16 Date issuer informed of transaction
15 notification and total
percentage holding following
notification (any treasury
shares should not be taken into
account when calculating
percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

Date of grant 18 Period during which or date on which it can be
17 exercised
9th February 2007
Basic Tier - 9th February 2010 to 9th February 2017

Second Tier - 9th February 2012 to 9th February 2017

ESOP - 9th February 2010 to 9th February 2017

Total amount paid (if any) for grant 20 Description of shares or debentures involved (class
19 of the option and number)

Basic Tier Options - Euro1.25 Basic Tier Options - 40,000

Second Tier Options - Euro1.25 Second Tier Options - 40,000

ESOP - Euro2.50 ESOP - 20,000

Exercise price (if fixed at time of 22 Total number of shares or debentures over which

21 grant) or indication that the price options are held following notification
is to be fixed at the time of
exercise 608,602

Euro16.11
Any additional information 24 Name of contact and telephone number for queries
23
Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 12th February 2007

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:2630R
Anglo Irish Bank Corp PLC
14 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

John Bowe PDMR named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or
is in respect of a holding of the financial instruments relating to shares
person referred to in 3 or 4
above or in respect of a Ordinary shares of Euro0.16 each
non-beneficial interest.

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Grant of Options

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken

into account when calculating percentage)
shares acquired

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of
transaction
transaction

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification
(any treasury shares should not
be taken into account when
calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

Date of grant 18 Period during
which or date on which it can be
17 exercised
14th February 2007
Basic Tier -
14th February 2010 to 14th February 2017

Second Tier -
14th February 2012 to 14th February 2017

ESOP - 14th
February 2010 to 14th February 2017

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

Basic Tier Options - Euro1.25 Basic Tier
Options - 60,000

Second Tier Options - Euro1.25 Second
Tier Options - 40,000

ESOP - Euro2.50 ESOP -
50,000

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise
361,406

Euro16.06

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 14th February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3264R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer 2 State whether the notification relates to:
1
Anglo Irish Bank Corporation (i) a transaction notified in accordance with Market Abuse Rules;
plc
(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

Name of person discharging 4 State whether notification relates to a person connected with a person
3 managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

David Drumm Director named in 3

Indicate whether the 6 Description of shares (including class) debentures or derivatives or
5 notification is in respect of a financial instruments relating to shares
holding of the person referred
to in 3 or 4 above or in Ordinary shares of Euro0.16 each
respect of a non-beneficial
interest.

Director named in 3 above

Name of registered shareholder 8 State the nature of the transaction
7 (s) and, if more than one,
number of shares held by each Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer
of them

David Drumm - 79,203 shares

Anglo Irish Bank (Nominees)
Ltd a/c 359 - 3,538 shares

Anglo Irish Bank Nominees Ltd a
/c 722 -101,001 shares

Chase Nominees - 429

AIAC - 124,900

Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
9 financial instruments relating should not be taken
into account when calculating percentage)
to shares acquired

0.0002%

1,886 shares

Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
11 financial instruments relating should not be taken
into account when calculating percentage)
to shares disposed

N/A

N/A

Price per share or value of 14 Date and place of
transaction
13 transaction

15 February 2007 -
Dublin

Euro15.461129

Total holding following 16 Date issuer informed of
transaction
15 notification and total
percentage holding following 15 February 2007
notification (any treasury
shares should not be taken into
account when calculating
percentage)

310,957 shares - 0.04%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

Date of grant 18 Period during
which or date on which it can be
17 exercised

Total amount paid (if any) for grant 20 Description of
shares or debentures involved (class
19 of the option and number)

Exercise price (if fixed at time of 22 Total number

of shares or debentures over which
21 grant) or indication that the price options are
held following notification
is to be fixed at the time of
exercise

Any additional information 24 Name of
contact and telephone number for queries
23

Natasha
Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer
responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 15 February 2007

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3282R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person managerial responsibilities/ discharging managerial responsibilities/director named in 3 and director identify the connected person

Pat Whelan Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or is in respect of a holding of the financial instruments relating to shares person referred to in 3 or 4 above or in respect of a Ordinary shares of Euro0.16 each non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Pat Whelan - 129,813 shares

Anglo Irish Bank (Nominees) Ltd

A/C 359 - 3,538 shares

AIAC - 12,752

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

0.00001%

89 shares

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of transaction transaction

15 February 2007- Dublin

Euro15.461129

15 Total holding following 16 Date issuer informed of transaction notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15 February 2007

146,192 shares - 0.02%

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of 20 Description of shares or debentures involved (class the option and number)

21 Exercise price (if fixed at time of 22 Total number of shares or debentures over which grant) or indication that the price is options are held following notification to be fixed at the time of exercise

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3284R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person managerial responsibilities/ discharging managerial responsibilities/director named in 3 and director identify the connected person

Declan Quilligan Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or is in respect of a holding of the financial instruments relating to shares person referred to in 3 or 4 above or in respect of a Ordinary shares of Euro0.16 each non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Declan Quilligan - 176,465 shares

Anglo Irish Bank (Nominees) Ltd

A/C 359 - 2,683 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

0.0001%

1,004 shares

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of transaction transaction

15 February 2007-Dublin

Euro15.461129

15 Total holding following 16 Date issuer informed of transaction notification and total percentage holding following notification 15 February 2007 (any treasury shares should not be taken into account when calculating percentage)

180,152 shares - 0.023%

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of 20 Description of shares or debentures involved (class the option and number)

21 Exercise price (if fixed at time of 22 Total number of shares or debentures over which grant) or indication that the price is options are held following notification to be fixed at the time of exercise

23 Any additional information 24 Name of

contact and telephone number for queries

Natasha Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3277R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer 2 State whether the
notification relates to:

1
Anglo Irish Bank Corporation (i) a transaction
notified in accordance with Market Abuse Rules;
plc

(ii) a disclosure
made in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in accordance
with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and
pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4
(1) (b)

Name of person discharging 4 State whether
notification relates to a person connected with a person
3 managerial responsibilities/ discharging managerial
responsibilities/director named in 3 and
director identify the connected
person

William McAteer Director named in 3

Indicate whether the 6 Description of shares
(including class) debentures or derivatives or
5 notification is in respect of a financial instruments
relating to shares
holding of the person referred
to in 3 or 4 above or in Ordinary shares of
Euro0.16 each
respect of a non-beneficial
interest.

Director named in 3 above

Name of registered shareholder 8 State the nature of the
transaction
7 (s) and, if more than one,
number of shares held by each Beneficial Acquisition
of shares pursuant to SCRIP Dividend Offer
of them

William McAteer - 2,786,670
shares
Marie McAteer - 2,830 shares
Anglo Irish Bank (Nominees)
Ltd a/c 359 - 2,427
shares
AIAC - 75,000

Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
9 financial instruments relating should not be taken
into account when calculating percentage)
to shares acquired
0.00007%
525 shares

Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
11 financial instruments relating should not be taken
into account when calculating percentage)
to shares disposed
N/A
N/A
Price per share or value of 14 Date and place of
transaction
13 transaction
15 February 2007- Dublin
Euro15.461129

Total holding following 16 Date issuer informed of
transaction
15 notification and total
percentage holding following 15 February 2007
notification (any treasury
shares should not be taken into
account when calculating
percentage)

2,867,452- 0.38%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

Date of grant 18 Period during
which or date on which it can be
17 exercised

19 Total amount paid (if any) for grant 20 Description of
shares or debentures involved (class
of the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price options are
held following notification
is to be fixed at the time of

exercise

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3310R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation (i) a transaction notified in accordance with Market Abuse Rules;
plc

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Anthony Campbell Director named in 3

5 Indicate whether the 6 Description of shares (including class) debentures or derivatives or
notification is in respect of a financial instruments relating to shares
holding of the person referred
to in 3 or 4 above or in Ordinary shares of Euro0.16 each
respect of a non-beneficial
interest.

Director named in 3 above

7 Name of registered shareholder 8 State the nature of the transaction
(s) and, if more than one,
number of shares held by each Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer
of them

Anthony Campbell - 171,556
shares

Anglo Irish Bank (Nominees)
Ltd a/c 359 - 1,572
shares

Lorraine Campbell - 1,300
shares

Alibank Nominees Ltd - 60,000
shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating should not be taken
into account when calculating percentage)
to shares acquired

0.000001%

8 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating should not be taken
into account when calculating percentage)
to shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

Euro15.461129 15 February 2007-
Dublin

15 Total holding following 16 Date issuer informed of
transaction
notification and total
percentage holding following 15 February 2007
notification (any treasury
shares should not be taken into
account when calculating
percentage)

234,436 - 0.31%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be
exercised

19 Total amount paid (if any) for grant 20 Description of
shares or debentures involved (class
of the option and number)

21 Exercise price (if fixed at time of 22 Total number

of shares or debentures over which grant) or indication that the price options are held following notification is to be fixed at the time of exercise

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3297R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Fintan Drury Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or
is in respect of a holding of the financial instruments relating to shares
person referred to in 3 or 4
above or in respect of a Ordinary shares of Euro0.16 each
non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Chase Nominees Limited - 53,327
shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares acquired

0.00004%

299 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

15 February 2007-
Dublin
Euro15.461129

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification 15 February 2007
(any treasury shares should not
be taken into account when
calculating percentage)

53,626 shares - 0.007%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be

exercised

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise

23 Any additional information 24 Name of
contact and telephone number for queries

Natasha

Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

END

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IRISH
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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3307R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person managerial responsibilities/ discharging managerial responsibilities/director named in 3 and director identify the connected person

Gary McGann Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or is in respect of a holding of the financial instruments relating to shares person referred to in 3 or 4 above or in respect of a Ordinary shares of Euro0.16 each non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Chase Nominees Limited - 139,247 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares acquired

0.0001%

781 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

15 February 2007-
Dublin
Euro15.461129

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification 15 February 2007
(any treasury shares should not
be taken into account when
calculating percentage)

140,028 shares - 0.018%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be

exercised

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise

23 Any additional information 24 Name of
contact and telephone number for queries

Natasha

Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3303R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Ned Sullivan Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or
is in respect of a holding of the financial instruments relating to shares
person referred to in 3 or 4
above or in respect of a Ordinary shares of Euro0.16 each
non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Chase Nominees Limited - 425,200
shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken

into account when calculating percentage)
shares acquired

0.0003%

2,384 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

15 February 2007-
Dublin
Euro15.461129

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification 15 February 2007
(any treasury shares should not
be taken into account when
calculating percentage)

427,584 shares - 0.056%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be

exercised

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise

23 Any additional information 24 Name of
contact and telephone number for queries

Natasha
Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page Is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3290R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Natasha Mercer Company Secretary named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or
is in respect of a holding of the financial instruments relating to shares
person referred to in 3 or 4
above or in respect of a Ordinary shares of Euro0.16 each
non-beneficial interest

Company Secretary named in 3
above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Natasha Mercer - 13,126

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 3,538 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares acquired

0.00001%

73 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

15 February 2007-
Dublin

Euro15.461129

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification 15 February 2007
(any treasury shares should not
be taken into account when
calculating percentage)

16,737 shares - 0.002%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be
exercised

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise

23 Any additional information 24 Name of
contact and telephone number for queries

Natasha

Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

WILLIAM MCATEER - Director

Date of notification: 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3312R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation (i) a transaction notified in accordance with Market Abuse Rules;
plc

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

John Bowe PDMR named in 3

5 Indicate whether the 6 Description of shares (including class) debentures or derivatives or
notification is in respect of a financial instruments relating to shares
holding of the person referred
to in 3 or 4 above or in Ordinary shares of Euro0.16 each
respect of a non-beneficial
interest.

PDMR named in 3 above

7 Name of registered shareholder 8 State the nature of the transaction
(s) and, if more than one,
number of shares held by each Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer
of them

John Bowe - 21,824 shares

John Bowe & Frances Fearon -

4,316 shares

Anglo Irish Bank (Nominees)
Ltd a/c 359 - 3,538
shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating should not be taken
into account when calculating percentage)
to shares acquired

0.00002%

161 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating should not be taken
into account when calculating percentage)
to shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

Euro15.461129 15 February 2007-
Dublin

15 Total holding following 16 Date issuer informed of
transaction
notification and total
percentage holding following 15 February 2007
notification (any treasury
shares should not be taken into
account when calculating
percentage)

29,839 - 0.004%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be
exercised

19 Total amount paid (if any) for grant 20 Description of
shares or debentures involved (class
of the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price options are

held following notification
is to be fixed at the time of
exercise

23 Any additional information   24 Name of
contact and telephone number for queries

Natasha
Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible
for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3296R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Lar Bradshaw Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or
is in respect of a holding of the financial instruments relating to shares
person referred to in 3 or 4
above or in respect of a Ordinary shares of Euro0.16 each
non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Chase Nominees Limited - 120,139

shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares acquired

0.00009%

673 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

15 February 2007-
Dublin

Euro15.461129

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification 15 February 2007
(any treasury shares should not
be taken into account when
calculating percentage)

120,812 shares - 0.016%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be

exercised

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise

23 Any additional information 24 Name of

contact and telephone number for queries

Natasha Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3273R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation (i) a transaction notified in accordance with Market Abuse Rules;
plc

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person
managerial responsibilities/ discharging managerial responsibilities/director named in 3 and
director identify the connected person

Sean Fitzpatrick Director named in 3

5 Indicate whether the 6 Description of shares (including class) debentures or derivatives or
notification is in respect of a financial instruments relating to shares
holding of the person referred
to in 3 or 4 above or in Ordinary shares of Euro0.16 each
respect of a non-beneficial
interest.

Director named in 3 above

7 Name of registered shareholder 8 State the nature of the transaction
(s) and, if more than one,
number of shares held by each Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer
of them

Sean Fitzpatrick - 2,218 shares

Anglo Irish Bank (Nominees)

Ltd a/c 359 - 1,572 shares

Chase Nominees - 4,172,747

AIAC - 297,332

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating should not be taken into account when calculating percentage)
to shares acquired

0.003%

25,508 shares

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating should not be taken into account when calculating percentage)
to shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of transaction
transaction

15 February 2007 - Dublin

Euro15.461129

15 Total holding following 16 Date issuer informed of transaction
notification and total
percentage holding following 15 February 2007
notification (any treasury
shares should not be taken into
account when calculating
percentage)

4,499,377 shares - 0.59%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be
exercised

19 Total amount paid (if any) for grant 20 Description of shares or debentures involved (class
of the option and number)

21 Exercise price (if fixed at time of 22 Total number of shares or debentures over which
grant) or indication that the price options are held following notification
is to be fixed at the time of

exercise

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - + 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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IRISH
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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3298R
Anglo Irish Bank Corp PLC
15 February 2007

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging 4 State whether notification relates to a person connected with a person managerial responsibilities/ discharging managerial responsibilities/director named in 3 and director identify the connected person

Michael Jacob Director named in 3

5 Indicate whether the notification 6 Description of shares (including class) debentures or derivatives or is in respect of a holding of the financial instruments relating to shares person referred to in 3 or 4 above or in respect of a Ordinary shares of Euro0.16 each non-beneficial interest

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to SCRIP Dividend Offer

Michael Jacob - 65,274 shares

Michael & Helen Jacob - 680,956

shares

Tilman Asset Management - 22,204
shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares acquired

0.00002%

124 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken
into account when calculating percentage)
shares disposed

N/A N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

15 February 2007-
Dublin

Euro15.461129

15 Total holding following 16 Date issuer informed
of transaction
notification and total percentage
holding following notification 15 February 2007
(any treasury shares should not
be taken into account when
calculating percentage)

768,558 shares - 0.10%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during
which or date on which it can be

exercised

19 Total amount paid (if any) for grant of 20 Description
of shares or debentures involved (class
the option and number)

21 Exercise price (if fixed at time of 22 Total number
of shares or debentures over which
grant) or indication that the price is options are
held following notification
to be fixed at the time of exercise

23 Any additional information 24 Name of contact and telephone number for queries

Natasha Mercer - 00 353 1 616 2123

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER - Group Company Secretary

Date of notification: 15 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

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Anglo Irish Bank - Result of AGM

RNS Number:3587S
Anglo Irish Bank Corp PLC
05 March 2007

Anglo Irish Bank Corporation plc - Results of AGM

Results of Annual General Meeting 2007

Following the Annual General Meeting of the Company, which was held on 2nd February 2007, the Board is pleased to announce that all resolutions put to shareholders were passed, on a show of hands, including the special resolutions.

Full details of the resolutions can be found in the Notice of Annual General Meeting, which can be obtained from the Company's registered office.

Voting:

Ordinary Resolutions	Votes for	Votes against	Abstained
No 1	318,975,796	148,548	302,651
No 2	319,382,920	43,245	830
No 3 (a)	318,821,911	604,254	830
No 3 (b)	310,900,991	8,525,174	830
No 3 (c)	319,184,636	241,529	830
No 3 (d)	319,074,484	351,681	830
No 3 (e)	318,822,181	603,984	830

No 3 (f) 318,816,305
609,860 830
No 4 319,082,613
315,670 28,712

Special Resolutions

No 5 279,244,279
11,156,368 29,026,348
No 6 319,117,393
280,890 28,712
No 7 275,202,581
15,847,657 28,376,757
No 8 284,824,672
6,225,566 28,376,757
No 9 319,370,028
56,137 830

Natasha Mercer

Group Company Secretary
Anglo Irish Bank Corporation plc
Tel: 00353 01 6162506

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Annual Report and Accounts

RNS Number:3646S
Anglo Irish Bank Corp PLC
05 March 2007

DOCUMENT AVAILABILITY

Anglo Irish Bank Corporation plc

- Annual Report & Accounts 2006

A copy of the above document issued by Anglo Irish Bank Corporation plc is being
submitted to the Irish Stock Exchange and the UK Listing Authority, and will
shortly be available for inspection at the following locations:

1. Company Announcements Office
   Irish Stock Exchange
   28 Anglesea Street
   Dublin 2
   Ireland

   Tel: + 353 1 6174200

2. Financial Services Authority
   25 The North Colonnade
   Canary Wharf
   London E14 5HS
   United Kingdom

   Tel: + 44 207 066 1000

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: +353 1 6162506

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Trading Statement

RNS Number:5459S
Anglo Irish Bank Corp PLC
08 March 2007

Anglo Irish Bank Corporation plc

Pre-close trading statement

8 March 2007

Summary

The Bank has performed strongly in the first five months of fiscal year 2007.
All businesses and geographies have enjoyed positive trading and asset quality
remains robust.

It is anticipated that continuing strong business momentum will deliver earnings
per share in the six months to 31 March 2007 close to 40% ahead of the same
period last year (excluding Euro22 million pre-tax profit from the sale of our Isle
of Man trust activities in December 2006).

Business performance

The depth of the Bank's lending franchise is reflected in strong net loan growth
of Euro7.3 billion in the five month period. Growth is well spread geographically
while lending margins remain stable in our core markets.

There has been an exceptional performance by our Treasury division which has
delivered very strong growth in customer funding. In addition, the Bank has

taken advantage of buoyant debt capital markets, continuing to enhance duration
and liquidity to further strengthen the Bank's balance sheet.

From a capital perspective the Bank is excellently positioned bolstered by the
successful 5% equity placing this February raising in excess of Euro540 million.
The issue was placed with a wide range of new and existing Irish and international institutional investors and increased total ordinary equity
shareholders' funds by 20%, from Euro2.68 billion to Euro3.22 billion.

We continue to invest significantly in people recruiting close to 110 additional
staff in the period. Despite this ongoing investment we expect a positive trend
in the Group's cost to income ratio for 2007.

David Drumm, Group Chief Executive, commented:

'This has been an excellent start to 2007 and points towards a strong full year
outturn. The trend in lending work in progress is positive and the continuing
significant level of investment being made positions the Bank strongly for the
future. All businesses are delivering high quality growth and we remain
confident of the Bank's future prospects.'

Note:
Group results for the six months to 31 March 2007 will be released on Thursday 10 May.

Contact details:

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Anglo Irish Bank
Tel: +353 1 616 2003

Billy Murphy
Drury Communications
Tel: +353 1 260 5000

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Annual Report

RNS Number:1115T
Anglo Irish Bank Corp PLC
16 March 2007

Issuer: ANGLO IRISH BANK CORPORATION PLC

Date: 16 March 2007

Re: Audited Financial Statements for the year ended 30th September 2006

Listing Agent: J&E Davy

Telephone: 00353 1 614 8933

A COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS
FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH STOCK
EXCHANGE, 28 ANGLESEA STREET, DUBLIN 2.

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director Declaration

RNS Number:5570T
Anglo Irish Bank Corp PLC
22 March 2007

Anglo Irish Bank Corporation plc - Director Declaration

Mr. Sean Fitzpatrick was appointed Chairman of Smurfit Kappa plc
with effect
from 20th March 2007.

The information is notified under Rule 6.6.14 of the Irish Stock
Exchange
Listing Rules.

-Ends-

Natasha Mercer

Group Company Secretary

Anglo Irish Bank Corporation plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director Declaration

RNS Number:1497U
Anglo Irish Bank Corp PLC
30 March 2007

Anglo Irish Bank Corporation plc - Director Declaration

Mr. Sean FitzPatrick has been appointed as an independent Non-Executive Director
of Experian Group Limited, with effect from 1st April 2007.

The information is notified under Rule 6.6.14 of the Irish Stock Exchange
Listing Rules.

-Ends-

Natasha Mercer

Group Company Secretary

Anglo Irish Bank Corporation plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Notice of Results

RNS Number:2991V
Anglo Irish Bank Corp PLC
20 April 2007

ANGLO IRISH BANK CORPORATION PLC

INTERIM RESULTS 2007

Anglo Irish Bank Corporation plc wishes to advise that it will announce the
Interim Results for the six months ended 31st March 2007 on the morning of
Thursday, 10th May 2007.

The Results will incorporate information relating to the Interim Dividend.

20th April 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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